As filed with the Securities and Exchange Commission on April 9, 2004

Registration No. 333-113536

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Amendment No. 1

to

FORM S-4

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

Plains Exploration & Production Company

(Exact name of registrant as specified in its charter)

Delaware	1311	33-0430755
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

700 Milam, Suite 3100 Houston, Texas 77002 (832) 239-6000	John F. Wombwell Executive Vice President, General Counsel and Secretary Plains Exploration & Production Company 700 Milam, Suite 3100 Houston, Texas 77002 (832) 239-6000
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)	(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Michael E. Dillard, P.C. Julien R. Smythe Akin Gump Strauss Hauer & Feld LLP 1111 Louisiana Street 44th Floor Houston, Texas 77002 Telephone: (713) 220-5800	George G. Young III Haynes and Boone, LLP 1000 Louisiana Street, Suite 4300 Houston, Texas 77002 Telephone: (713) 547-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and the satisfaction or waiver of all other conditions to the merger described herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price (2)	Amount of Registration Fee

Common Stock, $0.01 par value per share	42,344,572	N/A	$731,337,037.64	$92,660.40(3)

(1)	Represents the maximum number of shares of Plains common stock estimated to be issuable upon the consummation of the merger described herein.
(2)	Pursuant to Rule 457(c) and 457(f) of the Securities Act of 1933, as amended, the registration fee is based on the average of the high and low sales prices of Nuevo common stock, as reported on the New York Stock Exchange on March 9, 2004, and computed based on the estimated maximum number of shares that may be exchanged for the Plains common stock being registered, including shares issuable upon exercise of outstanding options or other securities to acquire Nuevo common stock.
(3)	Reflects an additional fee of $193.19 for additional shares of Plains common stock estimated to be issuable upon the consummation of the merger described herein. $92,467.21 of the registration fee was previously paid on March 12, 2004. Pursuant to Rule 457(c) and 457(f) of the Securities Act of 1933, as amended, the additional registration fee is based on the average of the high and low sales prices of Nuevo common stock, as reported on the New York Stock Exchange on April 2, 2004, and computed based on the additional shares that may be exchanged for the Plains common stock being registered.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated April 9, 2004

PXP

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Plains Exploration & Production Company and Nuevo Energy Company have agreed upon a transaction in which Nuevo will combine with Plains. We are sending this joint proxy statement/prospectus to you to ask you to vote in favor of this transaction and other matters.

If the merger is consummated, the Nuevo common stock, TECONs, and stock options will be acquired for total consideration estimated at $1.0 billion, assuming the merger consideration is based on the closing price of Plains common stock of $18.64 on March 31, 2004. Each outstanding share of Nuevo common stock will be converted into the right to receive 1.765 shares of Plains common stock, par value $0.01 per share. As a result, Nuevo stockholders will hold approximately 48% and Plains stockholders will hold approximately 52% of the combined company.

The Plains common stock is listed on the New York Stock Exchange under the symbol “PXP.”

The Nuevo common stock is listed on the New York Stock Exchange under the symbol “NEV.”

Your vote is very important. We cannot complete the merger unless the Plains common stockholders vote to adopt the merger agreement or approve the issuance of Plains common stock, depending on the structure of the merger, and the Nuevo common stockholders vote to adopt the merger agreement. Additionally, at the Plains annual meeting, the Plains stockholders are being asked to increase the authorized common stock of Plains if the merger occurs, approve Plains’ 2004 Stock Incentive Plan, approve the election of five directors to the Plains board, and ratify the appointment of Plains’ auditors for 2004.

This document is a prospectus relating to the shares of Plains common stock to be issued in the merger and a joint proxy statement for Plains to solicit proxies for its annual meeting of stockholders and for Nuevo to solicit proxies for its special meeting of stockholders. It contains answers to frequently asked questions and a summary of the important terms of the merger, the merger agreement, and related transactions, followed by a more detailed discussion.

For a discussion of certain significant matters that you should consider before voting on the proposed transaction, see “ Risk Factors” beginning on page 19.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Plains common stock to be issued in the merger or passed upon the adequacy or accuracy of this joint proxy statement/prospectus. Any representation to the contrary is a criminal offense.

This joint proxy statement/prospectus is dated                 , 2004 and is first being mailed to stockholders of Plains and Nuevo on or about                 , 2004.

PLAINS EXPLORATION & PRODUCTION COMPANY

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 14, 2004

To the Stockholders of Plains Exploration & Production Company:

NOTICE IS HEREBY GIVEN that the annual meeting of stockholders of Plains Exploration & Production Company will be held at the Four Seasons Hotel, on May 14, 2004 at 10:00 a.m., Houston, Texas time, for the following purposes:

1.	to consider and vote upon a proposal for the Plains stockholders to either:
(i)	adopt the merger agreement with respect to, and approve the merger of, Plains and Nuevo Energy Company; or
(ii)	approve the issuance of Plains common stock to Nuevo’s stockholders as a result of the merger of PXP California Inc., a wholly owned subsidiary of Plains, with and into Nuevo, with Nuevo becoming a wholly owned subsidiary of Plains in the alternate transaction;

in either case as a result of the transactions contemplated by the Agreement and Plan of Merger, dated February 12, 2004, by and among Plains, PXP California and Nuevo;

2.	to consider and vote upon a proposed amendment to Plains’ certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 150,000,000 shares if the merger occurs;
3.	to consider and vote upon Plains’ 2004 Stock Incentive Plan;
4.	to elect five nominees to the board of directors to serve until their successors are duly elected and qualified or until their earlier death, resignation or removal;
5.	to ratify the selection of PricewaterhouseCoopers LLP as Plains’ independent auditors for the fiscal year ending December 31, 2004; and
6.	to transact such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on April 12, 2004 are entitled to notice of and to vote at the annual meeting or at any adjournments or postponements thereof. Each share of Plains common stock is entitled to one vote per share. The adoption of the merger agreement and amendment to Plains’ certificate of incorporation require the affirmative vote of a majority of the outstanding shares of Plains common stock. The approval of the issuance of Plains common stock in the alternate transaction, the approval of the 2004 Stock Incentive Plan and the ratification of PricewaterhouseCoopers LLP as Plains’ independent auditors for 2004 require the affirmative vote of a majority of the shares of Plains common stock present and voting, except that broker non-votes will not be counted in determining whether a quorum exists for voting on the share issuance in connection with the alternate transaction. The election of directors requires the affirmative vote of a plurality of shares of Plains common stock present and voting. A complete list of stockholders entitled to vote at the annual meeting will be available for examination at Plains’ offices in Houston, Texas during normal business hours by any holder of Plains common stock for any purpose relevant to the annual meeting for a period of ten days prior to the annual meeting. Such list will also be available at the annual meeting and any Plains stockholder may inspect it for any purpose relevant to the annual meeting.

The board of directors of Plains has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, and unanimously recommends that Plains stockholders vote at the annual meeting to approve the adoption of the merger agreement or the issuance of Plains common stock as a result of the transactions contemplated by the merger agreement and also to approve proposals 2-4 above. The audit committee of the Plains Board unanimously recommends that Plains stockholders vote at the annual meeting to approve the proposal to ratify the selection of PricewaterhouseCoopers LLP as Plains’ independent auditors for the fiscal year ending December 31, 2004.

By Order of the Board of Directors,

James C. Flores Chairman of the Board, President and Chief Executive Officer

Houston, Texas

                , 2004

Your vote is important. Even if you plan to attend the annual meeting in person, we request that you sign and return the enclosed proxy or voting instruction card and thus ensure that your shares will be represented at the annual meeting if you are unable to attend. If you do attend the annual meeting and wish to vote in person, you may withdraw your proxy and vote in person.

NUEVO ENERGY COMPANY

1021 Main, Suite 2100

Houston, Texas 77002

(713) 652-0706

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON MAY 14, 2004

To the Stockholders of Nuevo Energy Company:

NOTICE IS HEREBY GIVEN that a special meeting of stockholders of Nuevo Energy Company will be held at the Four Seasons Hotel, on May 14, 2004 at 9:30 a.m., Houston, Texas time, for the following purposes:

1.	to consider and vote upon a proposal for the Nuevo stockholders to adopt the merger agreement with respect to and approve the merger of either: (i) Nuevo and Plains or (ii) Nuevo and PXP California Inc., a wholly owned subsidiary of Plains, in either case, as a result of the transactions contemplated by the Agreement and Plan of Merger, dated February 12, 2004, by and among Plains, PXP California and Nuevo; and

2.	to transact such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments or postponements thereof.

Only stockholders of record at the close of business on April 12, 2004 are entitled to notice of and to vote at the special meeting or at any adjournments or postponements thereof. Each share of Nuevo common stock is entitled to one vote per share. The affirmative vote of a majority of the outstanding shares of Nuevo common stock is required to adopt the merger agreement. A complete list of stockholders entitled to vote at the special meeting will be available for examination at Nuevo’s offices in Houston, Texas during normal business hours by any Nuevo common stockholder for any purpose relevant to the special meeting for a period of ten days prior to the special meeting. This list will also be available at the special meeting and any Nuevo common stockholder may inspect it for any purpose relevant to the special meeting. Holders of Nuevo common stock are not entitled to dissenters’ appraisal rights under the Delaware General Corporate Law in respect of the merger.

The board of directors of Nuevo has determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of Nuevo and its stockholders, and the members of the Nuevo Board of Directors who voted, unanimously voted to adopt the merger agreement, declared the merger agreement advisable, and recommend that Nuevo stockholders vote at the special meeting to approve the proposal described above. As described on pages 59 to 60, Nuevo directors and executive officers will receive substantial financial benefits as well as other valuable consideration as a result of the merger.

By Order of the Board of Directors,

James L. Payne Chairman, President and Chief Executive Officer

Houston, Texas

                , 2004

Your vote is important. Even if you plan to attend the special meeting in person, we request that you sign and return the enclosed proxy or voting instruction card and thus ensure that your shares will be represented at the special meeting if you are unable to attend. If you do attend the special meeting and wish to vote in person, you may withdraw your proxy and vote in person.

REFERENCES TO ADDITIONAL INFORMATION

This document incorporates important business and financial information about Plains and Nuevo from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document, other than certain exhibits to those documents, by requesting them in writing or by telephone from the appropriate company at the following addresses:

Plains Exploration & Production Company	Nuevo Energy Company
700 Milam, Suite 3100	1021 Main, Suite 2100
Houston, Texas 77002	Houston, Texas 77002
Attention: Investor Relations	Attention: Investor Relations
Telephone: (832) 239-6000	Telephone: (713) 652-0706

You will not be charged for any of these documents that you request. If you would like to request documents from Plains, please do so by May 5, 2004 to receive timely delivery of the documents in advance of the Plains annual meeting. If you would like to request documents from Nuevo, please do so by May 5, 2004 to receive timely delivery of the documents in advance of the Nuevo special meeting.

See “Where You Can Find More Information” on page 112.

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LIST OF ANNEXES

Annex A—Agreement and Plan of Merger

Annex B—Opinion of JPMorgan Securities Inc.

Annex C—Opinion of Morgan Stanley & Co. Incorporated

Annex D—Plains Exploration & Production Company 2004 Stock Incentive Plan

Annex E—Proposed Amendment to Plains Exploration & Production Company Certificate of Incorporation

QUESTIONS AND ANSWERS ABOUT THE MERGER

Set forth below are commonly asked questions and answers about the merger, including parenthetical page references to the more complete discussion in this document of the questions answered in this section. For a more complete description of the legal and other terms of the merger, please read carefully this entire document and the other available information referred to in “Where You Can Find More Information” on page 112.

Q:	What will happen in the merger?

A:	The proposed merger will combine the businesses of Plains and Nuevo. At the effective time of the merger, Nuevo will merge into Plains, with Plains being the entity surviving the merger. In the alternative, Plains may elect to have PXP California Inc., a newly formed, wholly owned subsidiary of Plains, merge into Nuevo, with Nuevo becoming a wholly owned subsidiary of Plains. We refer to this as the alternate transaction. In either case, Plains will continue as a public company and following the merger the combined company will be a primarily domestic independent oil and gas company with an anticipated enterprise value of over $2.3 billion.

Q:	Why are Plains and Nuevo proposing the merger? (see pages 42 to 45)

A:	Plains believes that the merger will:

•	Create Synergies and Cost Savings. Given the complementary nature of their operations, Plains expects that the merger will allow the combined company to take advantage of synergies which will result in significant cost savings. Plains expects to reduce costs in the combined operations by at least $20.0 million per year by consolidating corporate headquarters, eliminating duplicative staff and expenses, realizing operating expense efficiencies and benefiting from other cost savings.

•	Improve Financial Flexibility; Enhance Credit Profile. Plains believes that the merger will provide the combined company with more efficient access to capital at a lower cost than either Plains or Nuevo has individually. In addition, the combined company should be better positioned to fund future growth and reduce leverage through increased cash flow and the possible divestiture of non-core properties. The merger improves a number of Plains’ financial measures commonly used to assess a company’s credit profile, including Plains’ ratios of (1) total debt to capitalization, (2) debt to cash flow, (3) earnings before interest, taxes, depreciation and amortization to interest, and (4) debt to proved reserves. The improvement in Plains’ credit profile should provide Plains with greater debt capacity and lower borrowing costs.

•	Provide a Complementary, Focused Asset Base. Plains believes that the majority of the assets and operations of Nuevo are complementary to those of Plains. These properties are located in Plains’ core areas of onshore and offshore California. Plains expects this to aid in integrating Nuevo’s operations and realizing the anticipated synergies and cost savings of the merger.

•	Provide Solid Production Base to Finance Exploitation Opportunities. The combined company is expected to have a large number of future wells to drill over the next several years for the purpose of developing and producing presently proved undeveloped reserves.

•	Improve Market Position. The combined company had pro forma average daily production of approximately 82 MBOE based on the midpoint of the 2004 guidance range issued by Plains for the combined company and estimated net proved reserves of 475 MMBOE as of December 31, 2003. These pro forma amounts have been adjusted to reflect the sale of the stock of Nuevo’s subsidiaries that hold Nuevo’s properties offshore the Republic of Congo. Plains believes that the increased size of Plains will result in greater hedging, marketing, purchasing and operating strength, facilitate internal growth and promote long-term stockholder value.

•

Provide a Fair Exchange Ratio. JPMorgan Securities Inc. presented its opinion to the Plains board of directors to the effect that, based upon its review and assumptions and subject to specific matters stated

in the opinion, as of February 12, 2004, the exchange ratio in the merger was fair, from a financial point of view, to Plains. For a more detailed discussion of the opinion of JPMorgan Securities Inc., please see “The Merger—Plains’ Financial Advisor” beginning on page 51.

A:	Nuevo believes that the merger will:

•	Create Synergies and Cost Savings. Given the complementary nature of their operations, Nuevo expects that the merger will allow the combined company to take advantage of synergies which will result in significant cost savings. Nuevo expects the combined company to reduce costs in its operations by at least $20.0 million per year by consolidating corporate headquarters, eliminating duplicative staff and expenses, realizing operating expense efficiencies and benefiting from other cost savings.

•	Improve Financial Flexibility. Nuevo believes that the merger will provide the combined company with more efficient access to capital at a lower cost than either Plains or Nuevo has individually. In addition, the combined company should be better positioned to fund future growth and reduce leverage through the increased cash flow and the divestiture of non-core properties.

•	Qualify as a Tax-Free Reorganization. The merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes, and the transaction should be tax free to Nuevo common stockholders, except for any cash received in the merger.

•	Provide for Long-Term Growth. Plains holds an inventory of drilling/exploration prospects in California and the Gulf of Mexico. Nuevo believes that the combined company will have a blend of stable production and significant potential drilling/exploration opportunities which will provide Nuevo stockholders with greater long-term value than Nuevo could achieve independent of Plains.

•	Provide Fair Merger Consideration. Nuevo’s board of directors believes that the merger consideration is fair. In deciding whether to recommend the merger to Nuevo stockholders, the board of directors of Nuevo considered, among other things, the presentation and opinion of Morgan Stanley & Co. Incorporated, Nuevo’s financial advisor, that, as of February 12, 2004 and based upon factors and assumptions and subject to specific matters set forth in its opinion, the merger consideration to be received by holders of outstanding Nuevo common stock under the merger agreement was fair, from a financial point of view, to the Nuevo common stockholders. For a more detailed discussion of the opinion of Morgan Stanley & Co. Incorporated, please see “The Merger—Nuevo’s Financial Advisors” beginning on page 45.

Q:	How will the merger affect Nuevo common stockholders? What will Nuevo common stockholders receive for their shares? (see pages 61 to 62)

A:	Under the terms of the merger agreement, Nuevo common stockholders will receive 1.765 shares of Plains common stock for each share of Nuevo common stock they own, which equates to $32.90 per Nuevo common share based on the March 31, 2004 closing price of $18.64 per Plains common share. Following the merger, Nuevo stockholders will own approximately 48% of the combined company.

Q:	How will the merger affect Nuevo’s TECONs?

A:	Following the merger, each TECON will be convertible into the right to receive Plains common stock and the conversion price per share will be $33.64. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 61.

Q:	What will happen to Nuevo’s stock options and restricted stock in the merger? (see page 61)

A:

Unless a holder of Nuevo stock options elects to participate in the Nuevo tender offer, in the merger each unpurchased Nuevo option will become an option (a) to purchase that number of Plains common stock

v

obtained by multiplying the number of shares of Nuevo common stock issuable upon the exercise of such option by 1.765, (b) at an exercise price per share equal to the per share exercise price of such option divided by 1.765, and (c) otherwise with the same terms and conditions as the outstanding Nuevo options. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 61.

Immediately before the merger is completed, all restrictions on Nuevo restricted stock awards will expire. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 61.

Q:	What is the Nuevo stock option tender offer? (see pages 113 to 120)

A:	In the merger agreement, Plains and Nuevo provided holders of Nuevo stock options a mechanism by which they could receive cash rather than Plains stock options in the merger. As a result, each holder of a Nuevo stock option, vested or unvested, may elect to have each such option purchased by Nuevo prior to the merger at a price equal to the product of (i) the amount by which the Nuevo market price per share of Nuevo common stock (based on the average closing sales price for the ten consecutive trading days ending on the second trading day before the closing date of the merger) exceeds the exercise price of the Nuevo option and (ii) the number of shares of Nuevo common stock covered by the outstanding portion of the cancelled Nuevo option.

Q:	What will happen at the Plains meeting in addition to voting on the merger?

A:	In addition to voting on the merger, at Plains’ annual meeting Plains stockholders will vote on the following additional matters:

•	to approve a proposed amendment to Plains’ certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 150,000,000 if the merger occurs;

•	to approve Plains’ 2004 Stock Incentive Plan;

•	to elect five nominees to the board of directors; and

•	to ratify selection of PricewaterhouseCoopers LLP as Plains’ independent auditors for the fiscal year ending December 31, 2004.

Q:	Will Plains stockholders receive any shares in the merger?

A:	No. Plains stockholders will continue to hold the Plains common stock they owned prior to the effective time of the merger.

Q:	Where will my shares be traded after the merger?

A:	Plains common stock will be traded on the New York Stock Exchange under the symbol “PXP.” Nuevo common stock will no longer be traded.

Q:	When do you expect the merger to be completed?

A:	We expect to complete the merger promptly following the Plains annual meeting of stockholders and the Nuevo special meeting of stockholders.

Q:	How do I vote my shares at my stockholder meeting? (see pages 32 to 34)

A:

After carefully reading this document and the information incorporated by reference, indicate on the enclosed proxy how you want to vote, sign it and mail it in the enclosed return envelope as soon as possible so that your shares will be represented at your stockholder meeting. To assure that we obtain your vote, please vote as instructed on your proxy card, even if you plan to attend your stockholder meeting in person. If you sign and send in your proxy card and do not indicate how you want to vote, your proxy will be counted as a vote in favor of the proposals submitted to Nuevo stockholders if you are a Nuevo stockholder and the proposals to be voted on at the Plains annual meeting if you are a Plains stockholder. You may revoke your proxy on or before the day of your stockholder meeting by following the instructions on page 34. You then may either change your vote or attend your stockholder meeting and vote in person.

Q:	What happens if I abstain from voting, or do not submit a proxy or vote? (see page 33)

A:	If you are a Nuevo stockholder, any of these actions will have the effect of a vote against adopting the merger agreement.

A:	If you are a Plains stockholder, an abstention or failure to vote will have the effect of a vote against the amendment to Plains’ certificate of incorporation to increase the number of shares of authorized common stock and the adoption by the Plains stockholders of the merger agreement. An abstention or failure will have no effect on any other proposal brought at the annual meeting. However, broker non-votes will not count for the purpose of determining whether a quorum exists for the share issuance pursuant to the merger.

Q:	What should I do if I want to change my vote? (see page 34)

A:	You can change your vote at any time before your proxy card is voted at your stockholder meeting. You can do this in one of three ways:

•	you can send a written notice to the company of which you are a stockholder stating that you revoke your proxy;

•	you can complete and submit a later dated proxy card to that company; or

•	you can attend your stockholder meeting and vote in person.

However, your attendance alone will not revoke your proxy. If you have instructed a broker to vote your shares, you must follow the procedure your broker provides to change those instructions.

Q:	What vote does my board of directors recommend?

A:	The Plains board of directors unanimously recommends that its stockholders vote at the annual meeting to approve the proposals, including the issuance of the Plains common stock as a result of the transactions contemplated by the merger agreement and adoption by the Plains stockholders of the merger agreement. The Nuevo board of directors, with one interested member abstaining, unanimously recommends that its stockholders vote to approve the adoption of the merger agreement. See page 4 for a discussion of why one Nuevo director abstained from voting on the proposed merger. As described on pages 59 to 60, Nuevo’s directors and executive officers will receive substantial financial benefits as well as other valuable consideration as a result of the merger.

Q:	What votes are required to approve the merger? (see page 32)

A:	The adoption of the merger agreement and amendment to Plains’ certificate of incorporation require the affirmative vote of a majority of the outstanding shares of Plains common stock. The approval of the issuance of Plains common stock in the alternate transaction requires the affirmative vote of a majority of the shares of Plains common stock present and voting, except that broker non-votes will not be counted in determining whether a quorum exists for voting on such share issuance. Adoption of the merger agreement by Nuevo stockholders requires the affirmative vote of a majority of the outstanding shares of Nuevo common stock. Holders of Nuevo’s TECONs are not entitled to vote in the merger.

Q:	If my broker holds my shares in “street name,” will my broker vote them for me without my instructions?

A:	No. Your broker will not be able to vote your shares without instructions from you. You should instruct your broker to vote your shares, following the procedure your broker provides.

Q:	Should I send in my stock certificates now?

A:	No. After the merger, if you are a Nuevo stockholder, we will send written instructions on how to exchange your Nuevo stock certificates for certificates representing Plains common stock.

Q:	Are Nuevo stockholders entitled to appraisal rights?

A:	Nuevo stockholders are not entitled to appraisal rights.

Q:	Is the merger taxable?

A:	Nuevo and Plains each expect the merger to be tax free pursuant to Section 368(a) of the Internal Revenue Code to the extent Nuevo stockholders receive stock in the merger.

Please review carefully the information under the caption “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 69 for a description of the material U.S. federal income tax consequences of the merger. The tax consequences to you will depend on your own situation. Please consult your tax advisors for a full understanding of the tax consequences of the merger to you.

Q:	Is the consummation of the merger contingent on the approval of any party other than the stockholders of Plains and Nuevo?

A:	In addition to stockholder approval, the consummation of the merger is contingent upon the following:

•	any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 will have expired or been terminated;

•	the Plains common stock to be issued in the merger shall have been approved for listing on the New York Stock Exchange; and

•	if Nuevo merges directly into Plains, the holders of Plains’ senior subordinated notes shall have consented to amendments to the indenture covering such notes to permit the merger.

Plains and Nuevo currently expect each of these conditions to be satisfied prior to or promptly after the stockholder meetings.

Q:	Are there any risks in the merger that I should consider?

A:	Yes. There are risks associated with all business combinations, including the proposed merger. We have described these risks and other risks in more detail under “Risk Factors” beginning on page 19.

Q:	Where can I find more information about the companies?

A:	Both Plains and Nuevo file periodic reports and other information with the Securities and Exchange Commission, or SEC. You may read and copy this information at the SEC’s public reference facility. Please call the SEC at 1-800-SEC-0330 for information about this facility. This information is also available through the Internet site maintained by the SEC at http://www.sec.gov and at the offices of the New York Stock Exchange.

In addition, you may obtain some of this information directly from the companies. For a more detailed description of the information available, please see “Where You Can Find More Information” on page 112.

Q:	Will Nuevo hold an annual meeting?

A:	Nuevo has postponed its annual meeting pending the outcome of the vote to adopt the merger agreement. If the merger agreement is adopted, there will be no need for an annual meeting. Should the agreement not be adopted Nuevo will reschedule the annual meeting and provide notice to the Nuevo stockholders.

Q:	Who can help answer my questions?

A:	If you have more questions about the merger, please call the Investor Relations Department of Plains at (832) 239-6000 or Nuevo at (713) 652-0706.

SUMMARY

This summary primarily highlights selected information from this document and may not contain all of the information that is important to you. To understand the merger fully and for a more complete description of the terms of the merger, you should read carefully this entire document and the other available information referred to under “Where You Can Find More Information” on page 112. We encourage you to read the merger agreement, the legal document governing the merger, which is included as Annex A to this document and incorporated by reference herein. We have included page references parenthetically to direct you to more complete descriptions of the topics presented in this summary. Unless otherwise stated, all discussions of Plains outstanding shares, shares of restricted stock and options, pro forma for the merger with Nuevo, assume that all Nuevo restricted stock is converted into Plains common stock and Plains assumes all Nuevo stock options. We have defined certain oil and gas industry terms used in this document in the “Glossary of Oil and Gas Terms” beginning on page 121.

The Companies

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

Plains is an independent oil and gas company engaged in exploring for, acquiring, exploiting, developing and producing oil and gas in the United States. Plains owns oil and gas properties in ten states with principal operations in the Los Angeles and San Joaquin Basins in California, the Santa Maria Basin offshore California, the Gulf Coast Basin onshore and offshore Louisiana and the East Texas Basin in east Texas and north Louisiana. As of December 31, 2003, Plains had total estimated net proved reserves of 281 MMBOE, of which approximately 81% was oil and approximately 58% was proved developed. Plains common stock is listed on the New York Stock Exchange under the symbol “PXP.”

Prior to December 18, 2002, Plains was a wholly owned subsidiary of Plains Resources Inc. On December 18, 2002, Plains Resources distributed 100% of the issued and outstanding Plains common stock to the holders of Plains Resources’ common stock. In this document we refer to this transaction as Plains’ “spin-off.” This spin-off was completed to, among other things, enable Plains Resources to obtain significant cost savings through access to capital to fund operations, capital expenditures, acquisitions and other business needs at a reduced borrowing cost.

On June 4, 2003 Plains acquired 3TEC Energy Corporation, an oil and gas company with properties concentrated in East Texas and the Gulf Coast region, both onshore and in the shallow waters of the Gulf of Mexico. Plains acquired 3TEC for approximately $312.9 million in cash and common stock plus $90.1 million to retire outstanding debt. After the merger, 3TEC common stockholders owned approximately 40% of the combined company and Plains stockholders owned the remaining 60%. Although 3TEC owned and operated Plains’ properties in East Texas and the Gulf Coast region, both onshore and in the shallow waters of the Gulf of Mexico, before the 3TEC merger, the discussion in this document assumes Plains owned and operated these properties since the time 3TEC acquired them.

Nuevo Energy Company

1021 Main, Suite 2100

Houston, Texas 77002

(713) 652-0706

Nuevo is an independent oil and gas company engaged in the acquisition, exploitation, exploration, development and production of oil and gas. Nuevo’s proved reserves are primarily located onshore and offshore California and in West Texas and The Republic of Congo. As of December 31, 2003, Nuevo had total estimated net proved reserves of 208 MMBOE, of which approximately 87% was oil and approximately 89% was proved developed. Pro forma for the sale of the Republic of Congo properties via the sale of the stock of its subsidiaries, Nuevo had net proved reserves of 194 MMBOE as of December 31, 2003. Nuevo common stock is listed on the New York Stock Exchange under the symbol “NEV.”

Nuevo, together with its wholly owned subsidiary Nuevo International Inc., has entered into definitive agreements with Lankan Inc. and Perenco S.A. for the sale of the stock of its subsidiaries that hold its oil and gas interests in the Republic of Congo for an aggregate of $62 million in cash subject to working capital and other purchase price adjustments. The sale has an effective date of January 1, 2004.

The Merger

(see pages 40 to 68)

Pursuant to the merger agreement, Nuevo will merge into Plains, with Plains being the surviving entity. In the alternative, Plains may elect to have PXP California, a newly formed wholly owned subsidiary of Plains, merge into Nuevo with Nuevo becoming a wholly owned subsidiary of Plains. We refer to this as the alternate transaction.

In the merger, Nuevo common stockholders will receive 1.765 shares of Plains common stock for each share of Nuevo common stock they own. This equates to $32.90 per Nuevo common share based on the closing price of Plains common stock of $18.64 on March 31, 2004. After the merger is completed, Nuevo common stockholders will own approximately 48% of Plains, and Plains stockholders will own the remaining 52%.

The merger is expected to qualify as a tax free reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, the merger is expected to be tax free to Plains stockholders, and to the Nuevo stockholders to the extent the Nuevo stockholders receive Plains common stock in the merger.

The following charts show the structure of Plains and Nuevo before and after the merger in the case of (1) a merger of Nuevo into Plains and (2) a merger of a subsidiary of Plains into Nuevo with Nuevo becoming a wholly owned subsidiary of Plains:

Merger of Nuevo into Plains(1)

(1)	Under this structure, Nuevo would merge into Plains with Plains being the surviving entity. To effect this transaction, Plains will need to obtain the consent of the holders of Plains’ senior subordinated notes to amend the indenture for the notes to permit the merger. In addition, the combined company will be required to comply with both the indenture for the Plains senior subordinated notes and the indenture for the Nuevo senior subordinated notes.

Alternate Transaction—Merger of Plains Subsidiary into Nuevo(2)

(2)	Under this structure, PXP California, a newly formed, wholly owned subsidiary of Plains, would merge into Nuevo with Nuevo becoming a wholly owned subsidiary of Plains. Plains will not need to obtain consents from the holders of Plains’ senior subordinated notes to effect this transaction. However, because the alternate transaction is a change of control of Nuevo as defined in the indenture for Nuevo’s senior subordinated notes, Nuevo will be required to offer to purchase notes held by the Nuevo bondholders for 101% of the principal amount outstanding plus accrued interest. In addition, as a result of Nuevo becoming a subsidiary of Plains, different groups of Plains entities will be required to comply with the indenture for the Plains senior subordinated notes and the indenture for any Nuevo senior subordinated notes that are not repurchased in the change of control offer, and each such group will be prohibited from engaging in certain transactions with the other group.

Nuevo Convertible Securities. Following the merger, Nuevo’s TECONs will be convertible into the right to receive Plains common stock and the conversion price per share will be $33.64. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 61. The treatment of the TECONs will be the same if the alternate transaction is consummated.

Nuevo Options. In the merger, each unpurchased Nuevo option will become an option (i) to purchase that number of Plains common stock obtained by multiplying the number of shares of Nuevo common stock issuable upon the exercise of such option by 1.765, (ii) at an exercise price per share equal to the per share exercise price of such option divided by 1.765, and (iii) otherwise with the same terms and conditions as such outstanding options. However, if Section 421 of the Internal Revenue Code applies to any Nuevo option because of the qualifications under Section 422 or 423 of the Internal Revenue Code, the exercise price, the number of shares purchasable and the terms and conditions of exercise of such option will comply with Section 424(a) of the Internal Revenue Code. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 61.

Nuevo Restricted Stock. Immediately before the merger is completed, all restrictions on Nuevo restricted stock awards will expire. For more information, please see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 61.

Recommendations of the Boards of Directors

(see pages 42 to 45)

Plains. The board of directors of Plains has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, and unanimously recommends that Plains stockholders vote at the annual meeting to approve the adoption of the merger agreement or the issuance of Plains common stock as a result of the transactions contemplated by the merger agreement. In addition, the Plains board of directors unanimously recommends that Plains stockholders vote to approve the amendment to Plains’ certificate of incorporation to increase Plains’ authorized capital stock, the approval of the 2004 Stock Incentive Plan, and the nominees for director. The audit committee of the Plains board unanimously recommends that Plains stockholders vote at the annual meeting to approve the proposal to ratify the selection of PricewaterhouseCoopers LLP as Plains’ independent auditors for the fiscal year ending December 31, 2004.

Nuevo. The members of the board of directors of Nuevo who voted, unanimously voted to adopt the merger agreement, declared the merger agreement fair to and in the best interests of Nuevo, and recommend that Nuevo stockholders vote at the special meeting in favor of the adoption of the merger agreement. Because affiliates of EnCap Investments L.L.C. own shares of Plains, Gary R. Petersen, who is a managing director of EnCap and a director of Nuevo, chose to abstain from voting on the merger. See “The Merger—Background of the Merger” beginning on page 40. As described on pages 59 to 60, some Nuevo directors and officers will receive substantial financial benefits as well as other valuable consideration as a result of the merger.

Opinions of Financial Advisors

(see pages 45 to 57)

In deciding to recommend the merger, we each considered opinions from our respective financial advisors.

Plains received a written opinion from its financial advisor, JPMorgan Securities Inc., to the effect that as of the date of such opinion, the exchange ratio in the merger was fair, from a financial point of view, to Plains.

Nuevo received a written opinion from its financial advisor, Morgan Stanley & Co. Incorporated, to the effect that as of the date of such opinion, and based upon factors and assumptions and subject to the specific matters set forth in its opinion, the merger consideration to be received by the holders of shares of Nuevo common stock under the merger agreement was fair, from a financial point of view, to such holders.

The full texts of these opinions describe the basis and assumptions on which they were rendered and are attached as Annexes B and C. We urge you to read these opinions carefully and in their entirety.

Board of Directors and Management of Plains Following the Merger

(see pages 58 to 59)

If the merger occurs, the size of the Plains board of directors will be increased from five to seven members. Nuevo may designate two people who are reasonably acceptable to the Plains board of directors to fill those new board memberships. Nuevo has chosen Robert L. Gerry III and Isaac Arnold, Jr. The Plains board will appoint those designees to serve on the Plains board immediately after the merger. As a result, following the merger, the Plains board will consist of five individuals designated by Plains and two individuals designated by Nuevo. Plains’ senior management will not change as a result of the merger.

The Stockholder Meetings

(see pages 31 to 34)

Plains. The Plains annual meeting will be held for the following purposes:

•	to consider and vote upon a proposal to adopt the merger agreement or, in the case of the alternate transaction, the issuance of Plains stock to Nuevo stockholders;

•	to consider and vote upon a proposed amendment to Plains’ certificate of incorporation to increase the number of authorized common shares to 150,000,000 if the merger occurs;

•	to consider and vote upon Plains’ 2004 Stock Incentive Plan;

•	to elect five nominees to the board of directors to serve until their successors are duly elected and qualified or until their earlier death, resignation or removal; and

•	to ratify the selection of PricewaterhouseCoopers LLP as Plains’ independent auditors for the fiscal year ending December 31, 2004.

Nuevo. At the Nuevo special meeting, holders of Nuevo common stock will be asked to adopt the merger agreement.

Record Dates

Plains. You may vote at the annual meeting of Plains stockholders if you owned Plains common stock at the close of business on April 12, 2004.

Nuevo. You may vote at the special meeting of Nuevo stockholders if you owned Nuevo common stock at the close of business on April 12, 2004.

Votes Required

(see pages 32 to 34)

Plains. Each share of Plains common stock will be entitled to one vote at the annual meeting.

The adoption of the merger agreement and amendment to Plains’ certificate of incorporation require the affirmative vote of a majority of the outstanding shares of Plains common stock. The approval of the issuance of Plains common stock in the alternate transaction, the approval of the 2004 Stock Incentive Plan and the ratification of PricewaterhouseCoopers LLP as Plains’ independent auditors for 2004 require the affirmative vote of a majority of the shares of Plains common stock present and voting, except that broker non-votes will not be counted in determining whether a quorum exists for voting on the share issuance in connection with the alternate transaction.

The election of directors requires the affirmative vote of a plurality of shares of Plains common stock present and voting, in person or by proxy, at any meeting at which holders of a majority of common stock are present. Abstentions and broker non-votes have no effect on determinations of plurality except to the extent that they affect the total votes received by any particular candidate.

Nuevo. Each share of Nuevo common stock is entitled to one vote at the special meeting. Adoption of the merger agreement by Nuevo stockholders requires the affirmative vote of a majority of the outstanding shares of Nuevo common stock.

If you are a holder of Nuevo common stock and you do not vote your shares or abstain from voting your shares, such actions will be the equivalent of a “no” vote because the adoption of the merger agreement requires an affirmative vote of a majority of the outstanding shares of Nuevo common stock. In addition, broker non-votes will be the equivalent of a “no” vote because the adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Nuevo common stock.

Share Ownership of Management

(see pages 72 to 76)

Plains. As of the record date for the Plains annual meeting, there were              shares of Plains common stock outstanding. Directors and executive officers of Plains beneficially owned approximately     % of the outstanding Plains common stock on the record date.

Nuevo. As of the record date for the Nuevo special meeting, there were              shares of Nuevo common stock outstanding. Directors and executive officers of Nuevo beneficially owned approximately     % of the shares of Nuevo common stock on the record date.

Risks Associated with the Merger

(see pages 19 to 28)

You should be aware of and carefully consider the risks relating to the merger described under “Risk Factors.” These risks include possible difficulties in combining two companies that have previously operated independently.

Accounting Treatment

(see page 58)

The merger will be accounted for as an acquisition of Nuevo by Plains using the “purchase” method of accounting. In addition, Plains will continue to use the full cost method of accounting for its oil and gas properties.

Conditions to the Merger

(see pages 65 to 66)

We will complete the merger only if the conditions to the merger are satisfied, including the following:

•	the adoption of the merger agreement by Nuevo common stockholders;

•	the adoption of the merger agreement and, in the case of the alternate transaction, the approval of the Plains common stock issuance in connection with the merger by the Plains stockholders;

•	the receipt of tax opinions from counsel for each of Plains and Nuevo that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code;

•	the absence of any material adverse effect upon either Plains or Nuevo;

•	the absence of any law or court order that prohibits the merger;

•	the applicable waiting period under the Hart-Scott-Rodino Act has expired or been terminated; and

•	the shares of Plains common stock issued in the merger have been approved for listing on the New York Stock Exchange.

Either of us may choose to complete the merger even though a condition has not been satisfied if the law allows us to do so.

Termination of the Merger Agreement

(see page 66)

We can agree to terminate the merger agreement at any time. In addition, either of us can unilaterally terminate the merger agreement in various circumstances, including the following:

•	if the merger has not been completed by September 30, 2004, and if the terminating company has not materially breached its obligations under the merger agreement that proximately contributed to the failure to consummate the merger on or prior to such date; and

•	if Nuevo or Plains stockholders fail to adopt the merger agreement or, in the case of the alternate transaction, the Plains stockholders fail to approve the issuance of Plains common stock as a result of the merger.

Termination Fees

(see pages 66 to 68)

Upon the occurrence of certain termination events in connection with an offer or proposal regarding a business combination, Plains or Nuevo may be required to pay the other a termination fee of $10.0 million plus pay up to $2.0 million of the other party’s expenses.

Interests of Certain Persons in the Merger that Differ from Your Interests

(see pages 59 to 60)

Nuevo’s directors and executive officers have interests in the merger that differ from, or are in addition to, your interests as stockholders of Nuevo. These interests include:

•	Gary R. Petersen, a member of Nuevo’s board, is a managing director of EnCap Investments L.L.C., which beneficially owns 2,371,868 shares of Plains common stock. Mr. Petersen’s interest was disclosed to and considered by Nuevo’s board in connection with their consideration of the merger. Mr. Petersen abstained from voting on the merger agreement because of these interests. See “Security Ownership of Principal Stockholders—Nuevo” on page 74 for a more detailed discussion of EnCap’s stock ownership.

•	Messrs. Gerry and Arnold, members of Nuevo’s board, have been designated by Nuevo to become members of the Plains board and will receive director’s fees and other compensation as described on page 95;

•	All Nuevo executive officers will receive cash payments as the result of their severance protection agreements;

•	Stock options held by Nuevo officers and directors may be purchased for cash prior to the merger; and

•	For six years after the merger, Plains will indemnify and maintain liability insurance for the officers and directors of Nuevo and its subsidiaries.

As of the date of this document, there are no agreements with Plains for the employment of any of Nuevo’s directors or the continuing employment of any of Nuevo’s executive officers, although employment may be offered to certain of Nuevo’s executive officers. Other than as set forth above, the interests of Nuevo’s directors and executive officers in the merger are limited to their interests as stockholders or option holders of Nuevo.

Nuevo’s directors and executive officers beneficially owned approximately     % of the shares of Nuevo common stock as of the record date for the Nuevo special meeting.

Acquisition Proposals

(see page 64)

Until the termination of the merger agreement, Plains and Nuevo, and their officers, directors and agents, will not (i) solicit, initiate or encourage an acquisition proposal or any inquiries or the making of any proposal that constitutes or reasonably could be expected to lead to an acquisition proposal, (ii) enter into any agreement with respect to an acquisition proposal or (iii) encourage or participate in discussions or negotiations with, or disclose any nonpublic information with respect to, or otherwise cooperate in any way with, an acquisition proposal. Nuevo or Plains may, however, communicate with third parties that make bona fide unsolicited written acquisition proposals that, in its board’s good faith determination after consultation with its financial advisors and outside legal counsel, could result in a transaction more favorable from a financial point of view to its stockholders.

Material Differences in the Rights of Stockholders

(see pages 77 to 78)

Nuevo and Plains are both Delaware corporations. Upon completion of the merger, your rights as stockholders of Plains will be governed by its charter and bylaws, and Delaware law. Nuevo stockholders should consider the fact that the surviving entity’s charter and bylaws differ in some material respects from Nuevo’s charter and bylaws.

Comparative Per Share Market Price Information

(see page 18)

Plains common stock is listed on the New York Stock Exchange under the symbol “PXP” and Nuevo common stock is listed on the New York Stock Exchange under the symbol “NEV.” On February 11, 2004, the last full trading day prior to public announcement of the proposed merger, Plains common stock closed at $15.89 per share and Nuevo common stock closed at $28.91 per share. On March 31, 2004, Plains common stock closed at $18.64 per share and Nuevo common stock closed at $32.56 per share. We urge you to obtain current market quotations before making any decision with respect to the merger.

Nuevo Stock Option Tender Offer

(see pages 113 to 120)

Nuevo is making a tender offer to holders of eligible Nuevo options in connection with the merger to provide a means for such holders to receive cash for their securities in connection with the merger. If any Nuevo stock options are not tendered, such options will convert into Plains options with the same terms and conditions. For a description of the treatment of Nuevo stock options in the merger see “Terms of the Merger Agreement—Manner and Basis of Converting Securities” beginning on page 61.

Selected Historical Consolidated Financial Data

Plains

The following table sets forth Plains’ selected consolidated and combined historical financial information that has been derived from (a) the audited statements of income for Plains’ business for each of the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and balance sheets for Plains as of December 31, 2003, 2002, 2001 and 2000 and (b) the unaudited combined balance sheet of Plains as of December 31, 1999. This disclosure does not include the effect of the merger. You should read this financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Plains” in Plains’ Form 10-K for the year ended December 31, 2003 and the Plains financial statements and notes thereto incorporated by reference in this document.

	Year Ended December 31,
	2003(1)	2002	2001	2000	1999
	(Amounts in thousands, except per share data)
Statement of Income Data:
Revenues:
Oil sales to Plains All American Pipeline, L.P.	$238,662	$193,615	$174,614	$199,233	$109,863
Other oil sales	10,838	—	—	—	—
Oil hedging	(51,352)	(15,577)	281	(72,799)	(7,473)
Gas sales	91,267	10,299	28,771	16,017	5,095
Gas hedging	13,787	—	—	—	—
Other operating revenues	888	226	473	—	—

	304,090	188,563	204,139	142,451	107,485

Costs and Expenses:
Production expenses	92,084	74,167	60,221	53,028	47,753
Production and other taxes	10,125	4,284	3,574	3,200	2,774
Gathering and transportation expenses	2,610	—	—	—	—
General and administrative
G&A excluding items below	19,884	10,756	10,210	6,308	4,367
Stock appreciation rights	18,010	3,653	—	—	—
Merger related costs	5,264	—	—	—	—
Spin-off costs	—	777	—	—	—
Depreciation, depletion, amortization and accretion	52,484	30,359	24,105	18,859	13,329

	200,461	123,996	98,110	81,395	68,223

Income from operations	103,629	64,567	106,029	61,056	39,262
Other income (expense)
Interest expense	(23,778)	(19,377)	(17,411)	(15,885)	(14,912)
Gain on derivatives	847	—	—	—	—
Expenses of terminated public equity offering	—	(2,395)	—	—	—
Interest and other income	(159)	174	463	343	87

Income before income taxes and cumulative effect of accounting change	80,539	42,969	89,081	45,514	24,437
Income tax expense
Current	(1,224)	(6,353)	(6,014)	(2,431)	(505)
Deferred	(32,228)	(10,379)	(28,374)	(14,334)	(4,827)

Income (loss) before cumulative effect of accounting change	47,087	26,237	54,693	28,749	19,105
Cumulative effect of accounting change, net of tax benefit(2)	12,324	—	(1,522)	—	—

Net income (loss)	$59,411	$26,237	$53,171	$28,749	$19,105

Earnings per share, basic and diluted
Income before cumulative effect of accounting change	1.41	1.08	2.26	1.19	0.79
Cumulative effect of accounting change	0.37	—	(0.06)	—	—
Net income	1.78	1.08	2.20	1.19	0.79
Weighted averaged common shares outstanding:
Basic	33,321	24,193	24,200	24,200	24,200
Diluted	33,469	24,201	24,200	24,200	24,200
Other Financial Data:
Net cash provided by operating activities	$118,278	$78,826	$116,808	$79,464	$4,609
Net cash used in investing activities	368,710	64,158	125,880	70,871	59,362
Net cash provided by (used in) financing activities	250,781	(13,653)	8,549	(13,132)	59,690
Oil and gas capital expenditures	485,975	64,497	125,753	70,505	59,167

(footnotes on following page)

	As of December 31,
	2003(1)	2002	2001	2000	1999
	(Amounts in thousands)
Balance Sheet Data:
Cash and cash equivalents	$1,377	$1,028	$13	$536	$5,075
Working capital (deficit)(3)	(94,761)	(47,436)	932	(6,861)	16,169
Total assets	1,184,112	550,880	516,755	401,035	360,964
Total debt and payable to Plains Resources	488,417	233,677	236,694	227,040	240,172
Stockholders’ equity/combined owner’s equity	354,256	173,820	180,087	111,032	82,283

(1)	On June 4, 2003, Plains consummated the purchase of 3TEC Energy Corporation. Consequently, Plains’ financial data from June 1, 2003 includes the results of operations of 3TEC.
(2)	Effective January 1, 2003, Plains adopted statement of Financial Accounting Standards (SFAS) No. 143—“Accounting for Asset Retirement Obligations,” (SFAS 143). Effective January 1, 2001, Plains adopted SFAS 133—“Accounting for Derivatives,” (SFAS 133).
(3)	At December 31, 2003 approximately $55.1 million is attributable to the fair value of Plains’ commodity derivatives.

Nuevo

The following table sets forth Nuevo’s summary consolidated and combined historical financial information that has been derived from the audited combined statements of income and cash flows of Nuevo’s business for the years ended December 31, 2003, 2002, 2001, 2000 and 1999 and balance sheets of Nuevo as of December 31, 2003, 2002, 2001, 2000 and 1999. You should read this financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nuevo” in Nuevo’s Form 10-K for the year ended December 31, 2003 and Nuevo’s financial statements and notes thereto incorporated by reference in this document.

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Operating Results Data(8):
Revenues
Crude oil and liquids	$313,885	$276,494	$238,127	$221,968	$176,460
Natural gas	56,090	31,337	72,679	46,831	31,543
Other	1,362	4,070	273	2,358	4,778

Total revenues	371,337	311,901	311,079	271,157	212,781

Costs and expenses
Lease operating expenses	159,832	132,954	160,086	135,087	120,328
Exploration costs	2,115	4,541	22,058	9,774	14,017
Depreciation, depletion, amortization and accretion	70,810	73,128	70,554	58,248	69,703
Impairment of oil and gas properties(1)	—	—	103,490	—	—
General and administrative expenses	28,457	25,877	36,904	32,974	32,266
Restructuring and severance charges	—	—	4,859	—	—
Loss on assets held for sale	—	1,253	3,494	—	—
Gain on disposition of properties	(5,824)	(16,588)	(882)	(657)	(85,294)
Other	1,256	1,930	14,928	5,103	8,945

Total costs and expenses	256,646	223,095	415,491	240,529	159,965

Operating income (loss)	114,691	88,806	(104,412)	30,628	52,816
Derivative gain (loss)	(5,842)	(4,746)	226	—	—
Interest income	342	266	1,311	1,935	2,857
Interest expense	(29,793)	(37,943)	(43,006)	(37,472)	(33,110)
Loss on early extinguishment of debt(2)	(12,578)	—	—	—	—
Dividends on TECONS(3)	(6,613)	(6,613)	(6,613)	(6,613)	(6,613)

Income (loss) from continuing operations before income taxes	60,207	39,770	(152,494)	(11,522)	15,950
Income tax expense (benefit)
Current	2,086	1,330	—	(371)	—
Deferred	21,032	15,361	(61,123)	(4,273)	(9,465)

Total income tax expense (benefit)	23,118	16,691	(61,123)	(4,644)	(9,465)

Income (loss) from continuing operations	37,089	23,079	(91,371)	(6,878)	25,415
Income (loss) from discontinued operations, including gain/loss on disposal, net of income taxes	5,894	(10,804)	12,200	19,309	6,027
Cumulative effect of changes in accounting principles, net of income Taxes(4)	8,496	—	—	(796)	—

Net income (loss)(5)	$51,479	$12,275	$(79,171)	$11,635	$31,442

Earnings (Losses) per share:
Basic
Income (loss) from continuing operations	$1.92	$1.31	$(5.46)	$(0.39)	$1.31
Income (loss) from discontinued operations, net of income taxes	0.30	(0.61)	0.73	1.11	0.31
Cumulative effect of a change in accounting principle, net of income taxes	0.44	—	—	(0.05)	—

Net income (loss)	$2.66	$0.70	$(4.73)	$0.67	$1.62

Diluted
Income (loss) from continuing operations	$1.89	$1.30	$(5.46)	$(0.38)	$1.30
Income (loss) from discontinued operations, net of income taxes	.30	(0.61)	0.73	1.07	0.31
Cumulative effect of a change in accounting principle, net of income taxes	.43	—	—	(0.05)	—

Net income (loss)	$2.62	$0.69	$(4.73)	$0.64	$1.61

Weighted average shares outstanding:
Basic	19,355	17,651	16,735	17,447	19,353

Diluted	19,627	17,790	16,735	17,941	19,507

(footnotes on following page)

	Year Ended December 31,
	2003	2002	2001	2000	1999
	(In thousands, except per share data)
Other Financial Data(8):
Net cash provided by operating activities	$165,781	$122,728	$88,894	$94,476	$19,162
Net cash provided by (used in) investing activities	36,043	(114,514)	(164,093)	(105,499)	103,008
Net cash provided by (used in) financing activities	(200,595)	(10,277)	42,862	40,182	(119,285)
Oil and gas capital expenditures	61,636	74,472	133,228	105,194	121,057

	As of December 31,
	2003	2002	2001	2000	1999
	(Amounts in thousands)
Balance Sheet Data(8):
Cash and cash equivalents	$6,276	$5,047	$7,110	$39,447	$10,288
Working capital(6)	(32,517)	56,857	(17,392)	26,672	4,941
Total assets	844,976	855,171	839,812	848,024	760,030
Total debt(3)(7)	369,211	452,111	450,444	409,727	341,500
Stockholders’ equity	221,829	174,276	159,907	223,117	233,638

(1)	The impairment in 2001 related to Nuevo’s Santa Clara, Huntington Beach, Pitas Point, Masseko (Congo) and Point Pedernales fields and certain other oil and gas properties.
(2)	During 2003, Nuevo repaid $184.6 million of its 9 1/2% senior subordinated notes due in 2006 and 2008 and paid a premium of $8.7 million to call the notes prior to their maturity. Additionally, $3.9 million was expensed related to the unamortized financing costs related to the retired notes.
(3)	The adoption of FIN 46R, Consolidation of Variable Interest Entities, at December 31, 2003 required Nuevo to deconsolidate its investment in Nuevo Financing I and their TECONS. As a result, Nuevo’s 5 3/4% convertible subordinated debentures due December 15, 2026 are included in long-term debt as long-term liability to an unconsolidated affiliate at December 31, 2003. Additionally, dividends on the TECONS will no longer be reported in results of operations but instead will be reflected as interest expense on long-term liability to unconsolidated affiliate.
(4)	In January 2003, Nuevo adopted SFAS No. 143, in connection with the initial application, and recorded a cumulative effect of change in accounting principle, net of taxes, of approximately $8.5 million as an increase to income. In December 2000, the staff of the SEC announced that commodity inventories should be carried at the lower of cost or market value rather than market value. Effective January 1, 2000, Nuevo changed its inventory valuation method and recorded a non-cash, cumulative effect of a change in accounting principle to earnings, effective January 1, 2000, of approximately $0.8 million, net of taxes.
(5)	No common stock dividends have been declared since Nuevo’s formation.
(6)	At December 31, 2003, Nuevo’s current liabilities exceeded Nuevo’s current assets due primarily to the mark to market on Nuevo’s price risk management activities, which resulted in a current liability of $35.0 million.
(7)	Total debt includes interest rate swaps fair value adjustment of ($0.2) million, $2.2 million and ($0.6) million at December 31, 2003, 2002 and 2001, respectively, and interest rate swap termination gain of $14.4 million and $11.7 million at December 31, 2003 and 2002, respectively.
(8)	Includes results of operations in the Republic of Congo which Nuevo has entered into an agreement to sell.

Summary Oil and Gas Reserve and Production Information

The following table sets forth certain information with respect to Plains’ and Nuevo’s oil and gas reserve and production data. The following information should be read in connection with the information contained in the financial statements and notes thereto included elsewhere in this document. The information set forth below is not necessarily indicative of future results.

	As of or for the Year Ended December 31,
	2003	2002	2001
	(Dollars in thousands, except per unit amounts)
Plains:
Estimated net proved reserves (at end of period):
Oil (MBbl)(1)	227,728	240,161	223,293
Gas (MMcf)	319,177	77,154	96,217
Total (MBOE)	280,924	253,020	239,329
Percent oil	81%	95%	93%
Percent proved developed	58%	54%	54%
PV-10 (at end of period)(2)	$1,969,295	$1,515,044	$643,220
Standardized measure(2)(3)	1,256,803	883,507	384,467
Reserve additions (MBOE)	43,826	24,387	28,140
Reserve life (years)(4)	19.6	27.1	27.3
Production:
Oil (MBbl)	9,267	8,783	8,219
Gas (MMcf)	18,195	3,362	3,355
Total (MBOE)	12,300	9,343	8,778
Costs incurred(5)(6):
Exploitation and development	$101,334	$68,346	$123,778
Exploration	8,947	602	286
Acquisition	375,694	(4,451)	1,689
Total costs incurred	485,975	64,497	125,753
Reserve replacement ratio	356%	261%	321%
Average sales price per unit:
Oil ($/Bbl)	$21.38	$20.27	$21.28
Gas ($/Mcf)	5.77	3.06	8.58
BOE	24.65	20.16	23.20
Expense ($/BOE):
Production	$8.52	$8.40	$7.27
General and administrative(5)	2.05	1.24	1.16
Stock appreciation rights	1.46	0.39	—
Nuevo(7):
Estimated net proved reserves (at end of period):
Oil (MBbl)(1)	180,071	220,337	214,858
Gas (MMcf)	167,171	174,685	112,492
Total MBOE	207,933	249,451	233,607
Percent oil	87%	88%	92%
Percent proved developed	89%	90%	86%
PV-10 (at end of period)(2)	$1,450,909	$1,426,852	$588,821
Standardized measure(2)(3)	1,121,348	1,169,286	579,686
Reserve additions (MBOE)	16,656	35,584	4,591
Reserve life (years)(8)	11.4	13.3	12.6
Production:
Oil (MBbl)(9)	15,875	16,515	16,416
Gas (MMcf)(10)	14,446	13,512	12,750
Total (MBOE)(11)	18,283	18,767	18,541
Costs incurred(5):
Exploitation and development	$56,994	$54,058	$120,943
Exploration	1,026	1,601	20,707
Acquisition	830	107,064	47,313
Asset retirement obligation	3,374	—	—
Total costs incurred	62,224	162,723	188,963
Reserve replacement ratio(8)	91%	190%	25%
Average sales price per unit(12):
Oil ($/Bbl)	$20.30	$18.21	$15.84
Gas ($/Mcf)	3.99	2.72	7.31
BOE	20.78	18.00	18.63
Expenses ($/BOE)(12):
Production	$8.98	$7.77	$9.59
General and administrative	1.60	1.51	2.21

(footnotes on following page)

(1)	Includes oil, condensate and plant product Bbls.
(2)	For Plains, based on year-end spot market prices of: (a) $32.52 per Bbl of oil and $5.97 per MMbtu of gas for 2003; (b) $31.20 per Bbl of oil and $4.79 per Mcf of gas for 2002; and (c) $19.84 per Bbl of oil and $2.58 per Mcf of gas for 2001. For Nuevo, based on year-end spot market prices of: (a) $32.55 per Bbl of oil and $5.97 per MMbtu of gas for 2003; (b) $31.20 per Bbl of oil and $4.79 per MMbtu of gas for 2002; and (c) $19.84 per Bbl of oil and $2.57 per MMbtu of gas for 2001. PV-10 represents the standardized measure before deducting estimated future income taxes.
(3)	For Plains, year-end 2003 standardized measure includes future development costs related to proved undeveloped reserves of $37.8 million in 2004, $69.2 million in 2005 and $49.2 million in 2006. For Nuevo, year-end 2003 standardized measure includes future development costs related to proved undeveloped reserves of $30.0 million in 2004, $40.0 million in 2005 and $23.0 million in 2006.
(4)	2003 data based on annualized fourth quarter production to reflect the effect of the 3TEC merger.
(5)	Amounts for Plains and Nuevo are not comparable because Plains follows the full cost method of accounting for oil and gas properties while Nuevo follows the successful efforts method of accounting. Certain costs that are capitalized under the full cost method are expensed under the successful efforts method. These costs consist primarily of costs associated with unsuccessful exploration drilling, geological and geophysical costs, costs of carrying and retaining unevaluated properties and general and administrative costs associated with acquisition, exploration, exploitation and development activities. In 2003 Plains amounts include $0.43 per BOE for merger costs related to the 3TEC acquisition.
(6)	For Plains, the 2003 amounts presented do not include the cumulative effect adjustment for the January 1, 2003 adoption of SFAS 143 of $15.9 million but do include the $4.6 million asset retirement obligation related to the 3TEC acquisition. For Plains, exploitation and development costs include expenditures of $30.2 million in 2003, $27.3 million in 2002 and $58.5 million in 2001 related to the development of proved undeveloped reserves included in Plains’ proved oil and gas reserves at the beginning of each year.
(7)	Amounts presented include operations in the Republic of Congo which Nuevo has entered into an agreement to sell in 2004.
(8)	Nuevo reserve life and reserve replacement ratio include discontinued operations.
(9)	Includes oil production from discontinued operations of 411 MBbls, 1,331 MBbls and 1,387 MBbls in 2003, 2002 and 2001, respectively.
(10)	Includes gas production from discontinued operations of 385 MMcf, 1,996 MMcf and 2,806 MMcf in 2003, 2002 and 2001, respectively.
(11)	Includes production from discontinued operations of 476 MBOE, 1,664 MBOE and 1,855 MBOE in 2003, 2002 and 2001, respectively.
(12)	Nuevo average sales price per unit and expenses per BOE reflect continued operations.

Summary Unaudited Pro Forma Consolidated Financial Data of the Combined Company

The following table sets forth summary unaudited pro forma consolidated financial and operating data which are presented to give effect to (1) the merger, (2) Plains’ acquisition of 3TEC Energy Corporation which was completed on June 4, 2003, (3) Plains’ issuance of $75 million of 8.75% senior subordinated notes on May 30, 2003 and (4) the sale of Nuevo’s operations in the Republic of Congo. The unaudited pro forma consolidated financial data is not necessarily indicative of the results of operations or the financial position that would have occurred had the above transactions been consummated at January 1, 2003 nor is it necessarily indicative of future results of operations or financial position. The unaudited pro forma combined financial data should be read together with the historical financial statements of Plains and Nuevo incorporated by reference into this document and the unaudited pro forma consolidated financial statements and accompanying notes included in this document.

Plains Pro Forma Adjusted
Year Ended December 31, 2003
(Amounts in thousands, except per share data)
Statement of Income Data:
Revenues:
Oil and gas sales.	$704,000
Other operating revenues	2,250

706,250

Costs and Expenses:
Production expenses	267,501
General and administrative
G&A excluding stock appreciation rights	57,881
Stock appreciation rights	18,010
Gain on disposition of assets	(1,273)
Depreciation, depletion amortization and accretion	173,760
Other	1,256

517,135

Income from operations	189,115
Other income (expense)
Interest expense	(61,868)
Loss on derivatives	(42,926)
Loss on early extinguishment of debt	(12,578)
Interest and other income	217

Income from continuing operations before income taxes	71,960
Income tax expense	(30,811)

Income from continuing operations	$41,149

Income per common share:
Basic	$0.54
Diluted	$0.53
Weighted averaged common shares outstanding:
Basic	76,686
Diluted	77,246
Balance Sheet Data:
Cash and cash equivalents	$64,453
Working capital (deficit)(1)	(75,422)
Total assets	2,539,667
Long-term debt(2)	889,619
Stockholders’ equity	943,139

(footnotes on following page)

(1)	At December 31, 2003, approximately $90.1 million of the working capital deficit is attributable to the fair value of the commodity derivatives of Plains ($55.1 million) and Nuevo ($35.0 million). Cash and cash equivalents includes $56.8 million related to the sale of Nuevo’s Congo operations.
(2)	Includes $75.0 million of 9 1/2% senior subordinated notes due 2008 which were redeemed by Nuevo on February 27, 2004.

Summary Pro Forma Oil and Gas Reserve Data of the Combined Company

The following table sets forth summary pro forma information with respect to Plains’ and Nuevo’s combined estimated net proved oil and gas reserves, average prices and expenses as of and for the year ended December 31, 2003. The amounts presented have been adjusted to reflect the sale of Nuevo’s Congo operations.

Year Ended December 31, 2003
(Dollars in thousands, except per unit amounts)
Estimated net proved reserves (at end of period):
Oil (MBbl)(1)	393,701
Gas (MMcf)	486,348
Total (MBOE)	474,759
Percent oil	83%
Percent proved developed	71%
PV-10 (at end of period)(2)	$3,333,953
Standardized measure(2)	2,311,098
Reserve additions (MBOE)	58,499
Reserve life (years)	15.4
Production:
Oil (MBbl)(3)	23,384
Gas (MMcf)(3)	32,641
Total (MBOE)(3)	28,825
Costs incurred(4):
Exploitation and development	$157,122
Exploration	9,973
Acquisition	371,947
Total costs incurred:	539,042
Reserve replacement ratio	203%
Average sales price per unit:
Oil ($/Bbl)(5)	$20.43
Gas ($/Mcf)(5)	5.00
BOE(5)	22.24
Expense ($/BOE):
Production	$8.96
General and administrative	1.89
SAR expense	0.64

(1)	Includes oil, condensate and plant product barrels.
(2)	Based on year-end spot market prices of $32.52 per Bbl of oil and $5.97 per MMBtu of gas. PV-10 represents the standardized measure before deducting estimated future income taxes. Future development costs included in PV-10 and standardized measure do not include any amounts for capitalized general and administrative expense or capitalized interest.
(3)	Includes 411 MBbl, 385 MMcf and 476 MBOE of production from discontinued operations of Nuevo.
(4)	Amounts presented do not include the cumulative effect adjustment for the January 1, 2003 adoption of SFAS 143 of $15.9 million for Plains and $3.4 million for Nuevo.
(5)	Includes the effect of hedges, which (i) reduced the realized oil price by $4.18 per Bbl, (ii) increased the realized price for gas by $0.36 per Mcf and (iii) reduced the realized price per BOE by $2.98.

Comparative Per Share Data

The following table sets forth (a) the historical income from continuing operations and book value per share of Plains common stock in comparison with the pro forma income from continuing operations and book value per share after giving effect to the merger as a purchase of Nuevo and (b) the historical income from continuing operations and book value per share of Nuevo common stock in comparison with the equivalent pro forma income from continuing operations and book value per share attributable to 1.765 shares of Plains common stock which will be received for each share of Nuevo. Neither Plains nor Nuevo has declared dividends on their common stock since their respective formations. The information presented in this table should be read in conjunction with the pro forma consolidated financial statements and the separate financial statements of the respective companies and the notes thereto appearing elsewhere herein.

Year Ended December 31, 2003

Historical—Plains
Earnings Per Share:
Basic	$1.41
Diluted	$1.41
Book Value Per Share—Diluted(1)	$8.77

Pro Forma Combined
Earnings Per Share:
Basic	$0.54
Diluted	$0.53
Book Value Per Share—Diluted	$12.21

Historical—Nuevo
Earnings Per Share:
Basic	$1.92
Diluted	$1.89
Book Value Per Share—Diluted	$11.30

Equivalent Pro Forma Per Share
Earnings Per Share:
Basic	$0.95
Diluted	$0.94
Book Value Per Share—Diluted	$21.55

(1)	Based on diluted shares for the fourth quarter of 2003 due to shares issued in connection with the 3TEC merger in June 2003.

RISK FACTORS

In deciding whether to approve the merger, you should consider carefully the following risks along with the other information in this document related to the merger and to your investment in Plains following the merger.

Risks Relating to the Merger

We may not realize the benefits of integrating our companies.

To be successful after the merger, Plains and Nuevo will need to combine and integrate the operations of their separate companies into one company. Integration will require substantial management attention and could detract attention away from the day-to-day business of the combined company. Plains and Nuevo could encounter difficulties in the integration process, such as the loss of key employees or suppliers. If Plains and Nuevo cannot integrate their businesses successfully, they may fail to realize the benefits they expect to realize from the merger.

The interests of Nuevo stockholders may not be represented in the merger because the directors and executive officers of Nuevo have interests in the merger different from the interests of other stockholders.

The directors and executive officers of Nuevo are parties to agreements or participate in other arrangements that give them interests in the merger that are different from your interests as a stockholder of Nuevo. You should consider these interests in voting on the merger. We have described these different interests under “The Merger—Interests of Certain Persons in the Merger” beginning on page 59.

The failure to obtain all necessary third party consents and regulatory approvals from governmental entities could prevent or delay the closing of the merger.

The merger agreement requires that Plains and Nuevo obtain consents from third parties prior to completion of the merger. Plains or Nuevo may waive these requirements with respect to consents to be obtained by the other party at its discretion. If one party waives the other’s requirement to obtain one or more of these third party consents and they are not obtained, the third party entitled to give the consent may have a claim against the surviving company, which may result in adverse financial and legal consequences to the surviving company. Further, the delay or denial of any requisite consents, approvals or exemptions could prevent or delay the closing of the merger.

The value of the consideration to Nuevo stockholders may decrease if the value of Plains common stock decreases.

At the effective time of the merger, the value of the consideration that Nuevo stockholders will receive in the merger depends on the trading price of Plains common stock. The 1.765 exchange ratio that determines the number of shares of Plains common stock that Nuevo stockholders will receive in the merger is fixed. This means that there is no “price protection” mechanism contained in the merger agreement that would adjust the number of shares that Nuevo stockholders will receive based on any increases or decreases in the trading price of Plains common stock. If Plains’ stock price decreases, the market value of the consideration will also decrease.

Risks Relating to the Combined Company After the Merger

Plains’ debt may limit its financial and operating flexibility.

Upon consummation of the merger of Nuevo into Plains, as of December 31, 2003 on a pro forma basis, Plains would have had outstanding (i) $258 million in advances and $7.1 million in letters of credit under its revolving credit facility (assuming the Plains revolving credit facility is used to refinance any amounts outstanding under the Nuevo credit facility); (ii) $275 million of 8.75% senior subordinated notes due 2012 and

(iii) $150 million of the 9 3/8% senior subordinated notes due 2010; (iv) $75 million of 9 1/2% senior subordinated notes due 2008, which notes Nuevo redeemed on February 27, 2004, and (v) $115 million of the TECONs. The foregoing amounts have not been adjusted to reflect $56.8 million of estimated net proceeds from the sale of Nuevo’s Republic of Congo properties. Upon consummation of the merger, the obligations of Plains under the revolving credit facility and the indentures related to its two series of senior subordinated notes will be guaranteed by all of its domestic subsidiaries (other than the special purpose business trust relating to the Nuevo convertible subordinated debentures and the related term convertible securities) and the revolving credit facility will be collateralized by a pledge of the equity of those subsidiaries and substantially all of the other assets of Plains and all of those subsidiaries.

Similarly, if we effect the merger through an acquisition subsidiary in the alternate transaction, as of December 31, 2003 on a pro forma basis, (i) Plains would have had outstanding (a) $243 million in advances and $5.6 million in letters of credit under its revolving credit facility; and (b) $275.0 million of its 8.75% senior subordinated notes due 2012; and (ii) Nuevo would have had outstanding (x) $15.0 million in advances and $1.6 million in letters of credit under its revolving credit facility and (y) $150 million of its 9 3/8% senior subordinated notes due 2010, $75 million of 9 1/2% senior subordinated notes due 2008, which notes Nuevo redeemed on February 27, 2004, and $115 million of its TECONs. The foregoing amounts have not been adjusted to reflect $56.8 million of estimated net proceeds from the sale of Nuevo’s Republic of Congo properties. In addition, because the alternate transaction is a change of control of Nuevo, as defined in the indenture for Nuevo’s senior subordinated notes, Nuevo will be required to offer to purchase notes held by the Nuevo bondholders for 101% of the principal amount outstanding plus accrued interest. The combined entity may have to incur additional indebtedness to finance this change of control offer. Upon consummation of the alternate transaction, (i) the obligations of Plains under its revolving credit facility and the indenture related to its senior subordinated notes will be guaranteed by all of the Plains non-Nuevo subsidiaries and the Plains revolving credit facility will be collateralized by a pledge of the equity of the Plains non-Nuevo subsidiaries and of Nuevo and substantially all of the other assets of Plains and the Plains non-Nuevo subsidiaries and (ii) the obligations of Nuevo under its revolving credit facility will be guaranteed by all of its domestic subsidiaries (other than the special purpose business trust relating to the Nuevo convertible securities) and the Nuevo revolving credit facility will be collateralized by a pledge of the equity of Nuevo’s subsidiaries and substantially all of the other assets of Nuevo and all of its domestic subsidiaries.

Plains has been assigned a Ba3 senior implied rating and its 8.75% senior subordinated notes have been assigned a B2 rating by Moody’s Investor Service, Inc. Plains has also been assigned a BB- corporate credit rating by Standard and Poor’s Ratings Group. All of these ratings are below investment grade. As a result, at times Plains may have difficulty accessing capital markets or raising capital on favorable terms as it will incur higher borrowing costs than its competitors that have higher ratings. Therefore, Plains’ financial results may be negatively affected by its inability to raise capital or the cost of such capital as a result of its credit ratings.

Upon consummation of the merger of Nuevo into Plains, Plains and all of its restricted subsidiaries (which after the merger will include the current domestic subsidiaries of Nuevo) must comply with various covenants contained in its revolving credit facility, the indentures related to its two series of senior subordinated notes and any of its future debt arrangements. Similarly, upon consummation of the alternate transaction, Plains and all of the Plains non-Nuevo subsidiaries, on the one hand, and Nuevo and all of its subsidiaries, on the other hand, must comply with various covenants contained in their respective debt instruments and any future debt arrangements. Regardless of the structure of the merger, these covenants will, among other things, limit the ability of the respective restricted entities to:

•	incur additional debt or liens;

•	make payments in respect of or redeem or acquire any debt or equity issued by Plains;

•	sell assets;

•	make loans or investments;

•	acquire or be acquired by other companies; and

•	amend some of Plains’ contracts.

The substantial debt of Plains following the merger could have important consequences to you. For example, it could:

•	increase Plains’ vulnerability to general adverse economic and industry conditions;

•	limit Plains’ ability to fund future working capital and capital expenditures, to engage in future acquisitions or development activities, or to otherwise realize the value of its assets and opportunities fully because of the need to dedicate a substantial portion of its cash flow from operations to payments on its debt or to comply with any restrictive terms of its debt;

•	limit Plains’ flexibility in planning for, or reacting to, changes in the industry in which it operates; and

•	place Plains at a competitive disadvantage as compared to its competitors that have less debt.

Realization of any of these factors could adversely affect Plains’ financial condition.

Plains will incur significant charges and expenses as a result of the merger which will reduce the amount of capital available to fund its operations.

Plains and Nuevo expect to incur approximately $32 million of costs related to the merger. These expenses will include investment banking, legal, accounting and reserve engineering fees, printing costs, transition costs, severance payments to Nuevo management and other related charges. Plains may also incur unanticipated costs in the merger. As a result, Plains will have less capital available to fund its exploitation, exploration and development activities.

Plains’ results of operations could be adversely affected as a result of goodwill impairments.

Goodwill represents the excess of the purchase price paid by Plains for Nuevo plus liabilities assumed, including deferred taxes recorded in connection with the merger, over the estimated fair market value of the tangible net assets acquired. In Plains’ acquisition of 3TEC, goodwill totaled $147.3 million and represents 12% of Plains’ total assets at December 31, 2003. Plains estimates that the goodwill in connection with the Nuevo merger will be approximately $239 million. Pro forma goodwill represents approximately 15% of pro forma total assets at December 31, 2003.

Goodwill is not amortized, but instead must be tested at least annually for impairment by applying a fair-value based test. Goodwill is deemed impaired to the extent of any excess of its carrying amount over the residual fair value of the reporting unit. Such impairment could significantly reduce earnings during the period in which the impairment occurs, and would result in a corresponding reduction to goodwill and stockholders’ equity. Plains’ goodwill could be impaired by significant declines in oil and gas prices and/or reserve volumes which would result in a decline in the fair value of Plains’ oil and gas properties.

Volatile oil and gas prices could adversely affect Plains’ financial condition and results of operations.

Plains’ success is largely dependent on oil and gas prices, which are extremely volatile. Any substantial or extended decline in the price of oil and gas below current levels will have a material adverse effect on its business operations and future revenues. Moreover, oil and gas prices depend on factors Plains cannot control, such as:

•	supply and demand for oil and gas and expectations regarding supply and demand;

•	weather;

•	actions by the Organization of Petroleum Exporting Countries;

•	political conditions in other oil-producing and gas-producing countries including the possibility of terrorism, insurgency or war in such areas;

•	the prices of foreign exports and the availability of alternative fuel sources;

•	general economic conditions in the United States and worldwide; and

•	governmental regulations.

With respect to Plains’ business, prices of oil and gas will affect:

•	its revenues, cash flows, profitability and earnings;

•	its ability to attract capital to finance its operations and the cost of such capital;

•	the amount that it is allowed to borrow; and

•	the value of its oil and gas properties.

Any prolonged, substantial reduction in the demand for oil and gas, or distribution problems in meeting this demand, could adversely affect Plains’ business.

Plains’ success is materially dependent upon the demand for oil and gas. The availability of a ready market for its oil and gas production depends on a number of factors beyond its control, including the demand for and supply of oil and gas, the availability of alternative energy sources, the proximity of reserves to, and the capacity of, oil and gas gathering systems, pipelines or trucking and terminal facilities. Plains may also have to shut-in some of its wells temporarily due to a lack of market or adverse weather conditions including hurricanes. If the demand for oil and gas diminishes, Plains’ financial results would be negatively impacted.

In addition, there are limitations related to the methods of transportation for Plains’ production. Substantially all of Plains’ oil and gas production is transported by pipelines and trucks owned by third parties. The inability or unwillingness of these parties to provide transportation services to Plains for a reasonable fee could result in Plains having to find transportation alternatives, increased transportation costs or involuntary curtailment of a significant portion of its oil and gas production, any of which could have a negative impact on its results of operation and cash flows.

Plains could incur liability in connection with Nuevo’s litigation with Unocal.

In connection with Nuevo’s acquisition of properties from Unocal in 1996, Nuevo entered into a purchase agreement pursuant to which Nuevo is obligated to make a contingent payment to Unocal based on net proceeds received less a deduction, on oil sold through 2004, if oil prices exceed the thresholds contained in the purchase agreement. In 2002, Nuevo paid $10.8 million to Unocal attributable to adjustments for 2001. In March 2003, Nuevo advised Unocal that Nuevo had failed to take deductions that Nuevo believes are permitted by the purchase agreement. Application of these deductions would result in no payment being due from Nuevo to Unocal for 2001 and 2002. Nuevo has filed suit against Unocal to recover the 2001 payment and to secure a declaration of the appropriate deduction methodology to be applied for 2002 through 2004 and Unocal has counter sued. If Nuevo is not successful in this litigation, Nuevo’s liability could have a material adverse impact on the combined company’s results of operations.

The United States’ activities in Iraq, recent terrorist activities and the potential for other global events could adversely affect Plains’ business.

The United States is currently leading reconstruction efforts in Iraq. Additionally, on September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope, and the United States and other countries instituted military action in response. These conditions have caused instability in the world financial markets and may generate global economic instability. The continued threat of terrorism and the impact of military or other action have led to and will likely lead to increased volatility in prices for oil and gas and could affect the markets for Plains’ operations. Further, the United States government has issued public warnings that indicate that energy assets might be specific targets of terrorist organizations. As a result such a terrorist attack or of terrorist activities in general, the ability to obtain insurance coverages and other coverages and endorsements at prices that Plains considers reasonable may not be made available. These developments have subjected Plains’ operations to increased risk and, depending on their ultimate magnitude, could have a material adverse affect on Plains’ business.

Plains’ oil production in California is dedicated to a single customer and, as a result, its credit exposure to that customer is significant.

Plains has entered into an oil marketing agreement with Plains All American Pipeline, L.P., or PAA, under which PAA is the exclusive purchaser of all of Plains’ net oil production in California. Plains generally does not require letters of credit or other collateral from PAA to support its trade receivables. Accordingly, a material adverse change in PAA’s financial condition could adversely impact Plains’ ability to collect its receivables from PAA and thereby affect Plains’ financial condition.

If Plains is unable to replace the reserves that it has produced, its reserves and revenues will decline.

Plains’ future success depends on its ability to find, develop and acquire additional oil and gas reserves that are economically recoverable which, in itself, is dependent on oil and gas prices. Without continued successful exploitation, acquisition or exploration activities, Plains’ reserves and revenues will decline as a result of its current reserves being depleted by production. Plains may not be able to find or acquire additional reserves at acceptable costs.

Plains may not be successful in acquiring, exploiting, developing or exploring for oil and gas properties.

The successful acquisition, exploitation or development of, or exploration for, oil and gas properties requires an assessment of recoverable reserves, future oil and gas prices and operating costs, potential environmental and other liabilities, and other factors. These assessments are necessarily inexact. As a result, Plains may not recover the purchase price of a property from the sale of production from the property, or may not recognize an acceptable return from properties it does acquire. In addition, Plains’ exploitation and development and exploration operations may not result in any increases in reserves. Plains’ operations may be curtailed, delayed or canceled as a result of:

•	inadequate capital or other factors, such as title problems;

•	weather;

•	compliance with governmental regulations or price controls;

•	mechanical difficulties; or

•	shortages or delays in the delivery of equipment.

In addition, exploitation and development costs may greatly exceed initial estimates. In that case, Plains would be required to make unanticipated expenditures of additional funds to develop these projects, which could materially adversely affect its business, financial condition and results of operations.

Furthermore, exploration for oil and gas, particularly offshore, has inherent and historically higher risk than exploitation and development activities. Future reserve increases and production may be dependent on Plains’ success in its exploration efforts, which may be unsuccessful.

Estimates of oil and gas reserves depend on many assumptions. Any material changes in those assumptions could adversely affect the quantity and value of Plains’ oil and gas reserves.

The proved oil and gas reserve information included in this document represents only estimates. These estimates are based on reports prepared by independent petroleum engineers. The estimates were calculated using oil and gas prices in effect on the date indicated in the reports. Any significant price changes will have a material effect on the quantity and present value of Plains’ reserves.

Petroleum engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and gas reserves and of future net cash flows depend upon a number of variable factors and assumptions, including:

•	historical production from the area compared with production from other comparable producing areas;

•	the assumed effects of regulations by governmental agencies;

•	assumptions concerning future oil and gas prices; and

•	assumptions concerning future operating costs, severance and excise taxes, development costs and workover and remedial costs.

Because all reserve estimates are to some degree subjective, each of the following items may differ materially from those assumed in estimating reserves:

•	the quantities of oil and gas that are ultimately recovered;

•	the timing of the recovery of oil and gas reserves;

•	the production and operating costs incurred; and

•	the amount and timing of future development expenditures.

Furthermore, different reserve engineers may make different estimates of reserves and cash flows based on the same available data. Actual production, revenues and expenditures with respect to reserves will vary from estimates and the variances may be material.

The discounted future net revenues included in this document should not be considered as the market value of the reserves attributable to our properties. As required by the SEC, the estimated discounted future net revenues from proved reserves are generally based on prices and costs as of the date of the estimate, while actual future prices and costs may be materially higher or lower. Actual future net revenues will also be affected by factors such as:

•	the amount and timing of actual production;

•	supply and demand for oil and gas; and

•	changes in governmental regulations or taxation.

In addition, the 10% discount factor, which the SEC requires to be used to calculate discounted future net revenues for reporting purposes, is not necessarily the most appropriate discount factor based on the cost of capital in effect from time to time and risks associated with Plains’ business and the oil and gas industry in general.

The geographic concentration and lack of marketable characteristics of Plains’ oil reserves may have a greater effect on its ability to sell its oil compared to other companies and may make Plains more sensitive to price volatility.

After the merger, a substantial portion of Plains’ reserves will consist of oil reserves in California. Because Plains’ reserves are not as diversified geographically as many of its competitors, its business is more subject to local conditions than other, more diversified companies. Any regional events, including price fluctuations, natural disasters, and restrictive regulations, that increase costs, reduce availability of equipment or supplies, reduce demand or limit Plains’ production may impact Plains’ operations more than if its reserves were more geographically diversified.

Based on January 2004 production, Plains’ California oil production will average 19 degrees API gravity after the merger, which is heavier than premium grade light oil. Due to the processes required to refine this type of oil and the transportation requirements, it is difficult to market California oil production outside California. Additionally, the margin (sales price minus production costs) on heavy oil sales is generally less than that of lighter oil due to price differentials, and the effect of material price decreases will more adversely affect the profitability of heavy oil production compared with lighter grades of oil.

Operating hazards, natural disasters or other interruptions of Plains’ operations could result in potential liabilities, which may not be fully covered by its insurance.

The oil and gas business involves certain operating hazards such as:

•	well blowouts;

•	cratering;

•	explosions;

•	uncontrollable flows of oil, gas or well fluids;

•	fires;

•	pollution; and

•	releases of toxic gas.

In addition, Plains’ operations in California are especially susceptible to damage from natural disasters such as earthquakes, mudslides, and fires. Any of these operating hazards could cause serious injuries, fatalities, oil spills, discharges of hazardous materials, remediation and clean-up costs and other environmental damages, or property damage, which could expose Plains to liabilities. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, and acquisition, or could result in a loss of Plains’ properties.

Consistent with insurance coverage generally available to the industry, Plains’ insurance policies provide limited coverage for losses or liabilities. The insurance market in general and the energy insurance market in particular have been difficult markets over the past several years. As a result, Plains does not believe that insurance coverage for the full potential liability, especially environmental liability, is currently available at a reasonable cost. If Plains incurs substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if Plains incurs liability at a time when Plains is not able to obtain liability insurance, then its business, results of operations and financial condition could be materially adversely affected.

Plains’ offshore operations are subject to substantial regulations and risks, which could adversely affect its ability to operate and its financial results.

Plains conducts operations offshore California and Louisiana. Plains’ offshore activities are subject to more extensive governmental regulation than its other oil and gas activities. In addition, Plains is vulnerable to the risks associated with operating offshore, including risks relating to:

•	hurricanes and other adverse weather conditions;

•	oil field service costs and availability;

•	new, more restrictive environmental and other laws and regulations;

•	remediation and other costs resulting from oil spills, releases of hazardous materials and other environmental damages; and

•	failure of equipment or facilities.

If Plains experiences any of these events, it may incur substantial liabilities, which could adversely affect its operations and financial results.

Governmental agencies and other bodies, including those in California, might impose regulations that increase Plains’ costs and may terminate or suspend its operations.

Plains’ business is subject to federal, state and local laws and regulations as interpreted by governmental agencies and other bodies, including those in California, vested with much authority relating to the exploration for, and the development, production and transportation of, oil and gas, as well as environmental and safety matters. Existing laws and regulations could be changed, and any changes could increase costs of compliance and costs of operating drilling equipment or significantly limit drilling activity.

Under certain circumstances, the United States Minerals Management Service may require that Plains’ operations on federal leases be suspended or terminated. These circumstances include Plains’ failure to pay royalties or its failure to comply with safety and environmental regulations. The requirements imposed by these laws and regulations are frequently changed and subject to new interpretations.

Turmoil in foreign countries may adversely affect Plains’ foreign investments if Nuevo’s sale of its subsidiaries with Congo operations is not completed prior to the merger.

If Nuevo’s anticipated sale of its oil and gas interests in the Republic of Congo is not completed before the merger, after the merger Plains will have reserves and production in The Republic of Congo. Foreign investments involve risks typically associated with investments in emerging markets such as uncertain political, economic, legal and tax environments, and expropriation and nationalization of assets. Plains will attempt to conduct its business and financial affairs so as to protect against political and economic risks applicable to operations in the various countries where it operates, but there can be no assurance that Plains will be successful in protecting against such risks.

In addition, if a dispute arises with foreign operations, Plains may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons, especially foreign oil ministries and national oil companies, to the jurisdiction of the United States.

Plains could incur liability in connection with its properties in the Congo if Nuevo’s sale of its subsidiaries with Congo operations is not completed prior to the merger.

If Nuevo’s anticipated sale of its oil and gas interests in the Republic of Congo is not completed before the merger, Plains could incur certain tax liabilities related to those interests. In connection with Nuevo’s acquisitions of two subsidiaries owning interests in the Yombo field offshore The Republic of Congo, Nuevo and a wholly owned subsidiary of CMS NOMECO Oil and Gas Co. agreed with the seller of the subsidiaries not to claim tax losses, called “dual consolidated losses,” incurred by such subsidiaries prior to the acquisitions. Under the agreement, Nuevo, Plains and the CMS subsidiary may be liable to the seller for the recapture of dual consolidated losses utilized by the seller in years prior to the acquisitions if triggering events occur. These triggering events include:

•	the disposition by Nuevo or Plains or the CMS subsidiary of a respective Congo subsidiary;

•	either Congo subsidiary’s sale of its interest in the Yombo field;

•	the acquisition of Nuevo or Plains or CMS by another consolidated group; or

•	the failure of a Congo subsidiary to continue as a member of its respective consolidated group.

A triggering event will not occur, however, if a subsequent purchaser enters into agreements specified in the U.S. Internal Revenue Service’s consolidated return regulations intended to ensure that such dual consolidated losses will not be claimed. Following the merger, Plains expects to enter into a such an agreement. However, the failure of Plains to enter into such an agreement may subject Plains to triggering event liability. Plains’ potential direct liability would have been as much as $25.1 million as of December 31, 2003.

Environmental liabilities could adversely affect Plains’ financial condition.

The oil and gas business is subject to environmental hazards, such as oil spills, gas leaks and ruptures and discharges of petroleum products and hazardous substances, and historic disposal activities. These environmental hazards could expose Plains to material liabilities for property damages, personal injuries or other environmental harm, including costs of investigating and remediating contaminated properties. In addition, Plains also may be liable for environmental damages caused by the previous owners or operators of properties Plains has purchased or is currently operating. A variety of stringent federal, state and local laws and regulations govern the environmental aspects of Plains’ business and impose strict requirements for, among other things:

•	well drilling or workover, operation and abandonment;

•	waste management;

•	land reclamation;

•	financial assurance under the Oil Pollution Act of 1990; and

•	controlling air, water and waste emissions.

Any noncompliance with these laws and regulations could subject Plains to material administrative, civil or criminal penalties or other liabilities. Additionally, Plains’ compliance with these laws may, from time to time, result in increased costs to its operations or decreased production, and may affect its costs of acquisitions.

In addition, environmental laws may, in the future, cause a decrease in Plains’ production or cause an increase in its costs of production, development or exploration. Pollution and similar environmental risks generally are not fully insurable.

Some fields in Plains’ onshore California properties have been in operation for more than 90 years, and current or future local, state and federal environmental and other laws and regulations may require substantial expenditures to remediate the properties or to otherwise comply with these laws and regulations. In addition, approximately 183 acres of Plains’ 480 acres in the Montebello field have been designated as California Coastal Sage Scrub, a known habitat for the gnatcatcher, which is a species of bird designated as a federal threatened species under the Endangered Species Act. A variety of existing laws, rules and guidelines govern activities that can be conducted on properties that contain coastal sage scrub and gnatcatchers and generally limit the scope of operations that Plains can conduct on this property. The presence of coastal sage scrub and gnatcatchers in the Montebello field and other existing or future laws, rules and guidelines could prohibit or limit Plains’ operations and its planned activities for this property.

Plains’ acquisition strategy could fail or present unanticipated problems for its business in the future, which could adversely affect its ability to make acquisitions or realize anticipated benefits of those acquisitions.

Plains’ growth strategy may include acquiring oil and gas businesses and properties. Plains may not be able to identify suitable acquisition opportunities or finance and complete any particular acquisition successfully. Furthermore, acquisitions involve a number of risks and challenges, including:

•	diversion of management’s attention;

•	the need to integrate acquired operations;

•	potential loss of key employees of the acquired companies;

•	difficulty in assuming recoverable reserves, future production rates, operating costs, infrastructure requirements, environmental and other liabilities, and other factors beyond Plains’ control;

•	potential lack of operating experience in a geographic market of the acquired business; and

•	an increase in Plains’ expenses and working capital requirements.

Any of these factors could adversely affect Plains’ ability to achieve anticipated levels of cash flows from its acquired businesses or realize other anticipated benefits of those acquisitions.

Plains intends to continue hedging a portion of its production, which may result in its making cash payments or prevent it from receiving the full benefit of increases in prices for oil and gas.

Plains reduces its exposure to the volatility of oil and gas prices by actively hedging a portion of its production. Hedging also prevents Plains from receiving the full advantage of increases in oil or gas prices above the fixed amount specified in the hedge agreement. In a typical hedge transaction, Plains has the right to receive from the hedge counterparty the excess of the fixed price specified in the hedge agreement over a floating price based on a market index, multiplied by the quantity hedged. If the floating price exceeds the fixed price, Plains must pay the counterparty this difference multiplied by the quantity hedged even if Plains had insufficient production to cover the quantities specified in the hedge agreement. Accordingly, if Plains has less production than it has hedged when the floating price exceeds the fixed price, Plains must make payments against which there are no offsetting sales of production. If these payments become too large, the remainder of Plains’ business may be adversely affected. In addition, Plains’ hedging agreements expose it to risk of financial loss if the counterparty to a hedging contract defaults on its contract obligations.

Loss of key executives and failure to attract qualified management could limit Plains’ growth and negatively impact its operations.

Successfully implementing Plains’ strategies will depend, in part, on its management team. The loss of members of its management team could have an adverse effect on its business. Plains’ exploration and exploitation success and the success of other activities integral to its operations will depend, in part, on its ability to attract and retain experienced engineers, geoscientists and other professionals. Competition for experienced professionals is extremely intense. If Plains cannot attract or retain experienced technical personnel, its ability to compete could be harmed.

Plains does not have key man insurance. For information on Plains’ executive officers see “Election of Directors” beginning on page 89.

Plains’ net income could be adversely affected by, and it could be required to make substantial cash payments under our stock appreciation rights.

As part of the spin-off, all outstanding options to acquire Plains Resources common stock at the time of the spin-off were “split” between Plains Resources stock options and Plains stock appreciation rights.

Stock appreciation rights are subject to variable accounting treatment. As a result, at the end of each quarter, Plains compares the per share closing price of Plains common stock to the exercise price of each outstanding or unexercised stock appreciation right that is vested or for accounting purposes is deemed vested at the end of the quarter. For example, if a stock appreciation right is scheduled to vest on December 31, for accounting purposes one-fourth of the shares are deemed to vest at the end of each quarter even though no vesting legally occurs until December 31. To the extent the closing price at the end of each quarter exceeds the exercise price of each stock appreciation right, Plains will recognize such excess as an accounting charge for the stock appreciation rights deemed vested to the extent such excess has not previously been recognized as expense. If the quarter-end closing price decreases compared to prior periods, Plains will recognize credits to income, to the extent Plains has previously recognized expense. These quarterly charges and credits will make Plains’ results of operations depend, in part, on fluctuations in the price of Plains common stock and could have a material adverse effect on Plains’ results of operations. Plains will incur cash expenditures as stock appreciation rights are exercised, but Plains’ common share count will not increase.

Plains recognized compensation expense of $18.0 million and $3.7 million, respectively, related to SARs for the year ended December 31, 2003 and 2002, respectively, representing the increase in Plains’ stock price and the vesting deemed to have occurred during the year. As of December 31, 2003, Plains had approximately 3.9 million SARs outstanding with an average exercise price of $9.25, of which 3.1 million of the SARs were deemed vested.

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995 about Plains and Nuevo that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document are forward-looking statements. Forward-looking statements may be found under “Summary,” “The Merger,” “The Combined Company,” “Unaudited Pro Forma Condensed Combined Financial Statements of Plains” and the risk factors in the periodic reports filed under the Exchange Act by Plains and Nuevo and elsewhere in this document regarding the financial position, business strategy, production and reserve growth, possible or assumed future results of operations, and other plans and objectives for the future operations of Plains and Nuevo, and statements regarding integration of the businesses of Plains and Nuevo and general economic conditions.

Forward-looking statements are subject to risks and uncertainties and include information concerning cost savings from the merger. Although we believe that in making such statements our expectations are based on reasonable assumptions, such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected.

Except for their respective obligations to disclose material information under U.S. federal securities laws, neither Nuevo nor Plains undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this document, or to report the occurrence of unanticipated events.

Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “will,” “would,” “should,” “plans,” “likely,” “expects,” “anticipates,” “intends,” “believes,” “estimates,” “thinks,” “may,” and similar expressions, are forward-looking statements. The following important factors, in addition to those discussed under “Risk Factors” and elsewhere in this document, could affect the future results of the energy industry in general, and Plains and Nuevo after the merger in particular, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

•	uncertainties inherent in the development and production of and exploration for oil and gas and in estimating reserves;

•	unexpected difficulties in integrating the operations of Plains and Nuevo;

•	the consequences of Plains’ officers and employees providing services to both it and Plains Resources and not being required to spend any specified percentage or amount of time on Plains’ business;

•	unexpected future capital expenditures (including the amount and nature thereof);

•	impact of oil and gas price fluctuations;

•	the effects of our indebtedness, which could adversely restrict our ability to operate, could make us vulnerable to general adverse economic and industry conditions, could place us at a competitive disadvantage compared to our competitors that have less debt, and could have other adverse consequences;

•	the effects of competition;

•	the success of our risk management activities;

•	the availability (or lack thereof) of acquisition or combination opportunities;

•	the impact of current and future laws and governmental regulations;

•	environmental liabilities that are not covered by an effective indemnity or insurance; and

•	general economic, market or business conditions.

All written and oral forward-looking statements attributable to Plains or Nuevo or persons acting on behalf of Plains or Nuevo are expressly qualified in their entirety by such factors. However, the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to statements made in connection with the tender offer. For additional information with respect to these factors, see “Where You Can Find More Information” on page 112.

MARKET PRICE AND DIVIDEND INFORMATION

Historical Market Prices of Plains and Nuevo

Plains common stock is listed on the New York Stock Exchange under the symbol “PXP.” Nuevo common stock is listed on the New York Stock Exchange under the symbol “NEV.” The following table sets forth the high and low trading prices per share of Plains common stock and Nuevo common stock on the New York Stock Exchange.

	Plains Common Stock(1)		Nuevo Common Stock
	High	Low	High	Low
2002
First Quarter			$15.58	$13.15
Second Quarter			$16.45	$13.60
Third Quarter			$15.90	$9.00
Fourth Quarter	$10.30	$8.70	$14.55	$10.56
2003
First Quarter	$10.39	$8.25	$13.55	$10.40
Second Quarter	$11.23	$8.08	$18.24	$12.48
Third Quarter	$13.00	$10.26	$19.86	$15.59
Fourth Quarter	$16.15	$12.55	$25.38	$18.17
2004
First Quarter	$19.00	$14.80	$33.65	$24.17
Second Quarter (through April 6, 2004)	$19.00	$18.15	$33.18	$31.97

(1)	Plains was spun-off from Plains Resources on December 18, 2002. As a result, trading prices for the Plains common stock are provided from December 19, 2002.

On February 11, 2004, the last full trading day before the public announcement of the proposed merger, the closing price per share of Plains common stock on the New York Stock Exchange was $15.89 and the closing price per share of Nuevo common stock on the New York Stock Exchange was $28.91.

As of April 12, 2004, there were approximately              record holders of Plains common stock. As of         , 2004, there were approximately              record holders of Nuevo common stock.

No History of Dividends and No Dividends Expected in the Foreseeable Future

Plains is not currently paying dividends on its common stock. After the merger, Plains intends to retain its earnings to finance the expansion of its business and for general corporate purposes. Therefore, Plains does not anticipate paying cash dividends on its common stock in the foreseeable future.

Nuevo’s current credit facility and indenture regarding Nuevo’s 9 3/8% senior subordinated notes restrict Nuevo’s ability to declare dividends on its common stock. Nuevo is not currently paying dividends and does not anticipate the payment of such dividends in the near future.

Following the merger, Plains’ board of directors will have the authority to declare and pay dividends on its common stock in its discretion, as long as Plains has funds legally available to do so. Upon consummation of the merger, Plains’ credit facility and the indenture relating to its 8.75% senior subordinated notes and, unless the alternate transaction takes place, the indenture relating to the 9 3/8% senior subordinated notes for which Nuevo was formerly obligor will all limit Plains’ ability to pay cash dividends.

THE STOCKHOLDER MEETINGS

The Plains board is using this document to solicit proxies from Plains stockholders for use at Plains’ annual meeting of stockholders. The Nuevo board is using this document to solicit proxies from Nuevo stockholders for use at Nuevo’s special meeting of stockholders. In addition, this document constitutes a prospectus covering the issuance of Plains common stock as a result of the transactions contemplated by the merger agreement.

Times and Places

The stockholder meetings will be held as follows:

For Plains stockholders: 10:00 a.m., Houston, Texas time May 14, 2004 Houston, Texas	For Nuevo stockholders: 9:30 a.m., Houston, Texas time May 14, 2004 Houston, Texas

Purposes of the Stockholder Meetings

Plains

The purpose of the Plains annual meeting is as follows:

1.	to consider and vote upon a proposal to adopt the merger agreement or, in the case of the alternate transaction, the issuance of Plains common stock to Nuevo stockholders;

2.	to consider and vote upon a proposed amendment to Plains’ certificate of incorporation to increase the number of authorized common shares to 150,000,000 shares if the merger occurs;

3.	to consider and vote upon the Plains’ 2004 Stock Incentive Plan;

4.	to elect five nominees to the board of directors to serve until their successors are duly elected and qualified or until their earlier death, resignation or removal;

5.	to ratify the selection of PricewaterhouseCoopers LLP as Plains’ independent auditors for the fiscal year ending December 31, 2004; and

6.	to transact such other business incident to the conduct of the meeting as may properly come before the meeting or any adjournments or postponements thereof.

Plains knows of no other matters to come before the annual meeting.

The board of directors of Plains has unanimously approved and adopted the merger agreement and the transactions contemplated by it, declared its advisability, and unanimously recommends that Plains stockholders vote at the annual meeting to approve the adoption of the merger agreement or the issuance of Plains common stock as a result of the transactions contemplated by the merger agreement and also to approve proposals 2-4 above.

The audit committee of the Plains board unanimously recommends that Plains stockholders vote at the annual meeting to ratify the selection of PricewaterhouseCoopers LLP as Plains’ independent auditors for the fiscal year ending December 31, 2004.

Nuevo

The purpose of the Nuevo special meeting is to consider and vote upon the adoption of the merger agreement. The members of the Nuevo board of directors who voted, unanimously adopted the merger agreement, declared the merger agreement fair to and in the best interests of Nuevo, and recommend that Nuevo stockholders vote at the special meeting in favor of the adoption of the merger agreement. Because affiliates of EnCap Investments L.L.C. own shares of Plains, Gary R. Petersen, who is a managing director of EnCap and a director of Nuevo, chose to abstain from voting on the merger. As described on pages 59 to 60, all Nuevo directors and executive officers will receive substantial financial benefits as well as other valuable consideration as a result of the merger.

Record Date and Outstanding Shares

Plains

Only holders of record of Plains common stock at the close of business on April 12, 2004 are entitled to notice of, and to vote at, the Plains annual meeting. On the record date, there were             shares of Plains common stock issued and outstanding held by approximately             holders of record. Each share of Plains common stock entitles the holder of that share to one vote on each matter submitted for stockholder approval.

Nuevo

Only holders of record of Nuevo common stock at the close of business on April 12, 2004 are entitled to notice of, and to vote at, the Nuevo special meeting. On the record date, there were             shares of Nuevo common stock issued and outstanding held by approximately             holders of record. Each share of Nuevo common stock entitles the holder of that share to one vote on each matter submitted for stockholder approval.

Quorum and Vote Necessary to Approve Proposals

Plains

The presence, in person or by proxy, of the holders of a majority of the shares of Plains common stock outstanding is necessary to constitute a quorum at the Plains annual meeting. Adoption by the Plains stockholders of the merger agreement and approval of the amendment to Plains’ certificate of incorporation to increase the number of authorized common shares from 100,000,000 to 150,000,000 requires the affirmative vote of a majority of the outstanding shares of Plains common stock. Approval of the issuance of the Plains common stock to Nuevo stockholders, in the alternate transaction, the approval of the 2004 Stock Incentive Plan and the ratification of Plains’ auditors for 2004 require the affirmative vote of a majority of the shares of Plains common stock present and voting in person or by proxy, except that for purposes of approving the issuance of Plains common stock in the alternate transaction, broker non-votes will not count in determining whether a quorum exists. The election of directors requires the affirmative vote of the holders of a plurality of shares of Plains common stock present and voting, in person or by proxy, at the annual meeting. Each share of Plains common stock is entitled to one vote.

Nuevo

The presence, in person or by proxy, of the holders of a majority of the shares of Nuevo common stock outstanding is necessary to constitute a quorum at the Nuevo special meeting. Adoption of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Nuevo common stock voting in person or by proxy at the special meeting. Each share of Nuevo common stock is entitled to one vote.

Proxies

The applicable proxy card will be sent to each Plains and Nuevo stockholder on or promptly after their respective record dates. If you receive a proxy card, you may grant a proxy vote on the proposals by marking and signing your proxy card and returning it to Plains or Nuevo, as applicable. If you hold your stock in the name of a bank, broker or other nominee, you should follow the instructions of the bank, broker or nominee when voting your shares. All shares of stock represented by properly executed proxies received prior to or at the Plains annual meeting and the Nuevo special meeting will be voted in accordance with the instructions indicated on such proxies. Proxies that have been revoked properly and on time will not be counted. If no instructions are indicated on a properly executed returned proxy, that proxy will be voted to approve the adoption of the merger agreement with respect to Plains and Nuevo, and in the alternate transaction, to approve the issuance of Plains common stock as a result of the merger, and to approve the other matters indicated on the proxy card.

Nuevo

In accordance with the New York Stock Exchange rules, brokers and nominees who hold shares in street name for customers may not exercise their voting discretion with respect to the approval of the merger agreement. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees may not vote such shares with respect to the approval of that proposal. Shares represented by these “broker non-votes” will not be considered present at the Nuevo special meeting. In addition, the “broker non-votes” effectively reduce the number of affirmative votes required to achieve a majority vote and the total number of shares from which the majority is calculated for these matters.

Except as noted above, a properly executed proxy marked “ABSTAIN,” although counted for purposes of determining whether there is a quorum, will not be voted on any matters brought before the stockholder meeting.

Plains

In accordance with the New York Stock Exchange rules, brokers and nominees who hold shares in street name for customers may not exercise their voting discretion with respect to the approval of the issuance of Plains common stock as a result of the merger, adoption by the Plains stockholders of the merger agreement, amendment of the certificate of incorporation and the approval of the Plains 2004 Stock Incentive Plan. Thus, absent specific instructions from the beneficial owner of such shares, brokers and nominees may not vote such shares with respect to the approval of those proposals. Shares represented by these “broker non-votes” will be considered present at the Plains annual meeting for these matters but will not vote, effectively reducing the number of affirmative votes required to achieve a majority vote and reducing the total number of shares from which the majority is calculated for these matters; except that for purposes of approving the issuance of Plains common stock in connection with the merger, broker non-votes will not count in determining whether a quorum exists.

Except as noted above, a properly executed proxy marked “ABSTAIN,” although counted for purposes of determining whether there is a quorum, will not be voted on any matters brought before the stockholder meeting.

Unless they receive instructions from you, banks, brokers and other nominees who hold shares in street name, upon meeting the requirements of the New York Stock Exchange rules, may vote your shares of Plains common stock in connection with the election of directors. With respect to the election of directors, abstentions and broker non-votes have no effect on determinations of a plurality except to the extent that they affect the total votes received by any particular nominee.

Other Business. The Plains and Nuevo boards are not currently aware of any business to be acted upon at the stockholders meetings other than the matters described herein. If, however, other matters are properly brought before a stockholders meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretion to vote or act on those matters according to their judgment. Adjournments or postponements of a stockholders meeting may be made for the purpose of, among other things, soliciting additional proxies. Any adjournment may be made from time to time by approval of the holders of common stock representing a majority of the votes present in person or by proxy at a stockholders meeting, whether or not a quorum exists, without further notice other than by an announcement made at the stockholders meetings. Proxies from Nuevo stockholders voted against the adoption of the merger agreement will not be voted in favor of an adjournment or postponement of the special meeting for the purpose of soliciting additional proxies. Proxies from Plains stockholders voted against adopting the merger agreement and approving the merger, or, in the alternate transaction, approving the issuance of Plains common stock in the merger, will not be voted in favor of an adjournment or postponement of the annual meeting for the purpose of soliciting additional proxies.

Revocation of Proxies

You may revoke your proxy before it is voted by:

•	submitting a new proxy with a later date;

•	notifying the corporate secretary of Plains or Nuevo, as appropriate, in writing before the stockholders meeting that you have revoked your proxy; or

•	voting in person, or notifying the corporate secretary of Plains or Nuevo, as appropriate, orally at the stockholders meeting of your wish to revoke your proxy.

Solicitation of Proxies

In addition to solicitation by mail, we may make arrangements with brokerage houses and other custodians, nominees and fiduciaries to send proxy materials to beneficial owners. The directors, officers and employees of Plains and Nuevo may solicit proxies by telephone, telecopy, fax, telegram or in person. These directors, officers and employees will receive no additional compensation for doing so. In addition, Plains and Nuevo have retained Georgeson Shareholder Communications Inc., a proxy solicitation firm, to assist with the solicitation of proxies. Plains and Nuevo each estimate that they will pay to Georgeson Shareholder Communication Inc. a fee of less than $25,000.

To ensure sufficient representation at the stockholder meetings, we may request the return of proxy cards by telephone, telegram, or in person. The extent to which this will be necessary depends entirely upon how promptly proxy cards are returned. You are urged to send in your proxies without delay.

If the merger is consummated, Plains will pay the cost of soliciting proxies, including the cost of preparing and mailing this document and the expenses incurred by brokerage houses, nominees and fiduciaries in forwarding proxy materials to beneficial owners. In the merger agreement, we have agreed to split most of the costs of preparing and distributing this document, other than legal and investment banking fees, if the merger agreement is terminated.

THE COMPANIES

Plains

Plains is an independent oil and gas company engaged in exploring for, acquiring, exploiting, developing and producing oil and gas in the United States. Plains owns oil and gas properties in ten states with principal operations in:

•	The Los Angeles and San Joaquin Basins in California;

•	The Santa Maria Basin offshore California;

•	The Gulf Coast onshore and offshore Louisiana; and

•	The East Texas Basin in eastern Texas and northern Louisiana.

Assets in Plains’ principal areas of focus include mature properties with long-lived reserves and significant development opportunities as well as newer properties with development and exploitation and exploration potential. Plains sold the stock of its subsidiary that holds its Illinois Basin properties on March 15, 2004. The historical data presented herein has not been adjusted for either the cash proceeds of the sale or the operating results of the Illinois Basin properties.

Plains owns a 100% working interest in and operates all of its onshore California properties. On a pro forma basis for the 3TEC merger, Plains operated approximately 85% of its 2003 production. As a result, Plains benefits from economies of scale and controls the level, timing and allocation of a significant amount of its capital expenditures and expenses.

Plains actively manages its exposure to commodity price fluctuations by hedging significant portions of its production through the use of swaps, collars and purchased puts and calls. The level of Plains’ hedging activity depends on its view of market conditions, available hedge prices and its operating strategy. Under its hedging program, Plains typically hedges approximately 70-75% of its production for the current year, 40-50% of its production for the next year and 25%-40% of its production for the following year. Plains may hedge to the higher end of the range depending on attractive price levels and expected capital spending requirements.

As of December 31, 2003, Plains had total estimated net proved reserves of 281 MMBOE, of which approximately 81% was oil and approximately 58% was proved developed. Plains believes its long-lived, low production decline reserve base combined with its active hedging strategy should provide Plains with relatively stable and recurring cash flow. As of December 31, 2003 and based on year-end 2003 spot market prices of $32.52 per Bbl of oil and $5.97 per MMBtu of gas, Plains’ reserves had a PV-10 of $2.0 billion and a standardized measure of $1.3 billion.

Oil and Gas Reserves

The following table sets forth certain information with respect to Plains’ reserves based upon reserve reports prepared by the independent petroleum consulting firms of Netherland, Sewell & Associates, Inc. and Ryder Scott Company in 2003, 2002 and 2001. The reserve volumes and values were determined under the method prescribed by the SEC, which requires the application of year-end prices for each year, held constant throughout the projected reserve life.

	Year Ended December 31,
	2003	2002	2001
	(Dollars in thousands, except per unit amounts)
Oil (MBbls)
Proved developed	124,822	127,415	119,248
Proved undeveloped	102,906	112,746	104,045

Total	227,728	240,161	223,293

Gas (MMcf)
Proved developed	235,070	53,317	59,101
Proved undeveloped	84,107	23,837	37,116

Total	319,177	77,154	96,217

MBOE	280,924	253,020	239,329

PV-10(1):
Proved developed	$1,390,995	$916,373	$454,095
Proved undeveloped	578,300	598,671	189,125

	$1,969,295	$1,515,044	$643,220

Standardized Measure(1)	$1,256,803	$883,507	$384,467
Average year-end realized prices(2)
Oil (per Bbl)	$28.22	$26.91	$15.31
Gas (per Mcf)	$5.53	$4.63	$2.56
Year-end spot market prices
Oil (per Bbl)	$32.52	$31.20	$19.84
Gas (per MMBtu)	$5.97	$4.79	$2.58
Reserve replacement ratio	356%	261%	321%
Reserve life (years)(3)	19.6	27.1	27.3
Reserve replacement cost per BOE	$10.98	$2.64	$4.47

(1)	PV-10 represents the standardized measure before deducting estimated future income taxes. Plains’ year-end 2003 PV-10 and standardized measure include future development costs related to proved undeveloped reserves of $37.8 million in 2004, $69.2 million in 2005 and $49.2 million in 2006.
(2)	Average year-end realized prices are based on the price in effect at year-end with adjustments based on location and quality.
(3)	2003 data based on annualized fourth quarter production to reflect the effect of the 3TEC merger.

Nuevo

Nuevo is engaged in the acquisition, exploitation, exploration, development and production of oil and gas. Nuevo’s core areas in the United States are onshore and offshore California and West Texas. Nuevo also has international oil production in The Republic of Congo.

Nuevo is the largest independent oil and gas exploration and production company in California. At year-end 2003, approximately 86% of Nuevo’s proved reserves were in California (58% onshore and 28% offshore) which have a long reserve life and shallow production decline curves. Nuevo’s California production was approximately 82% of its 2003 oil and gas production. The concentration of assets in California and West Texas combined with a high proportion of operated properties enables Nuevo to control the timing of exploitation and development expenditures.

In September 2002, Nuevo created a new core area in West Texas principally with natural gas reserves through the acquisition of Athanor Resources, Inc. In 2003, approximately 41% of Nuevo’s gas production was from West Texas and it accounted for 7% of Nuevo’s proved reserves and 38% of Nuevo’s proved gas reserves at year-end 2003.

Nuevo’s only international producing property is offshore The Republic of Congo, which had approximately 7% of its proved reserves at year-end 2003. This property is non-operated and provides a stable production profile with 10% of Nuevo’s 2003 production.

Nuevo, together with its wholly owned subsidiary Nuevo International Inc., has entered into definitive agreements with Lankan Inc. and Perenco S.A. for the sale of the stock of two of Nuevo’s subsidiaries, The Congo Holding Company and Nuevo Congo Ltd., that hold Nuevo’s oil and gas interests in the Republic of Congo. The consideration for the stock sale is an aggregate of $62 million in cash subject to working capital and other purchase price adjustments. The sale has an effective date of January 1, 2004.

Oil and Gas Reserves

The following table details Nuevo’s estimated proved reserves at December 31, 2003 as set forth in the report prepared by Ryder Scott Company L.P., independent petroleum engineers, in accordance with criteria prescribed by the SEC:

	Net Proved Reserves
	Oil and Liquids (MBbls)	Gas (MMcf)	MBOE
U.S. Properties
California	161,589	102,743	178,713
West Texas	4,163	63,623	14,767

Total U.S. Properties	165,752	166,366	193,480
Foreign Properties	14,319	805	14,453	(1)

Total Properties	180,071	167,171	207,933

(1)	Approximately 14.1 MMBOE is attributable to the Republic of Congo which Nuevo has entered into an agreement to sell.

PLAINS—THE COMBINED COMPANY

The combination of Plains and Nuevo will create an independent oil and gas company with an aggregate of 475 MMBOE of pro forma proved reserves at December 31, 2003 and pro forma production of 82 MBOE per day based on the midpoint of the 2004 guidance range issued by Plains pro forma for the sale of Nuevo’s properties offshore the Republic of Congo. Plains expects the combined company to have the following advantages listed below after the merger.

Experienced and Proven Management and Technical Team. The combined company’s executive management team will have an average of over 20 years of experience in the oil and gas industry. Its Chief Executive Officer is James C. Flores, who was Co-founder and Chairman from inception of Ocean Energy, Inc., an oil and gas company, and, at various times, President and Chief Executive Officer from 1992 until March 1999. In March 1999, Ocean Energy, Inc. was merged with Seagull Energy Corporation where Mr. Flores served as Chairman of the Board of the new Ocean Energy, Inc. from January 2000 until January 2001. The combined company’s executive management will be supported by a core team of technical and operating managers who have many years of experience in the oil and gas industry.

Greater Human and Technological Resources. The combined company will have significant expertise with regard to various energy technologies, including 3-D seismic interpretation capabilities, enhanced oil recovery, offshore drilling, deep onshore drilling, and other exploration, production and processing technologies. The addition of Nuevo employees, who have significant expertise in the oil and gas industry will complement and strengthen Plains’ existing operations team. As a result, the combined company is expected to have an enhanced ability to acquire, explore for, develop and exploit oil and gas reserves, both onshore and offshore.

Improved Financial Profile and Flexibility. An overall increase in size should enhance the combined company’s investment and risk profile. This increase in size should provide the combined company with lower financing costs thus better positioning the combined company to fund future growth opportunities that cannot be funded with internal cash flow. Finally, the increased capital efficiency of the combined company both from an internal cash flow and external capital raising standpoint should allow the combined company to focus on those opportunities and projects that have the potential for greater returns on capital employed than either company could achieve on an individual basis.

Enhanced Platform for Industry Consolidation. Plains’ management believes that independent exploration and production companies will likely continue to merge and consolidate in the future and attractive property acquisition opportunities should become available in the combined company’s core areas of the Gulf Coast, California, West Texas and East Texas. The merger is expected to enhance the combined company’s ability to pursue these future consolidation opportunities by creating a larger, more efficient and scaleable growth platform with investment characteristics more attractive to capital providers. Plains’ management believes that the combined company’s enhanced size, in addition to its stronger financial profile, should allow it to pursue consolidation opportunities on a more effective basis than either company could have on an individual basis.

Expanded Capital Base and Trading Liquidity. After the merger, the number of outstanding shares of the combined company’s common stock will be approximately 79.3 million with a total market capitalization of $1.5 billion based on a closing price of Plains common stock of $18.64 on March 31, 2004. Additionally, Plains’ and Nuevo’s existing stockholder bases are diverse. This diversity should result in greater institutional investor awareness of the combined company than either Plains or Nuevo has individually.

Cost Savings. Given the complementary nature of their operations, Plains expects that the merger would allow the combined company to take advantage of synergies which would result in significant cost savings. Plains expects to reduce costs in the combined operations by at least $20 million per year by consolidating corporate headquarters, eliminating duplicative staff and expenses, realizing operating expense efficiencies and benefiting from other cost savings.

Complementary, Focused Asset Base. Plains believes that the majority of the assets and operations of Nuevo are complementary to those of Plains. These properties are located in Plains’ core areas of onshore and offshore California. Plains expects this to aid the integration of the merger and the realization of anticipated synergies and cost savings of the merger.

Strategy

Continue Exploitation and Development of Current Asset Base. Plains believes the combined company can continue its strong reserve and production growth through the exploitation and development of its existing inventory of projects relating to its properties. The combined company will focus on implementing improved production practices and recovery techniques and relatively low-risk development drilling in its onshore California and East Texas properties and, higher impact exploratory drilling in the Gulf Coast region.

Continue Higher Impact Exploration Program. Plains believes there are many opportunities for the combined company to continue to expand on Plains’ success in exploratory drilling primarily in South Louisiana by taking advantage of its existing inventory of exploratory projects and by carefully evaluating and prudently allocating capital to additional exploratory projects.

Maintain Long-Term Hedging Program. Plains plans to continue managing its exposure to commodity price fluctuations by actively hedging significant portions of its oil and gas production through the use of swaps, collars and purchased puts and calls. The level of hedging activity depends on the combined company’s view of market conditions, available hedge prices and its operating strategy. Under its hedging program, Plains typically hedges approximately 70-75% of its production for the current year, 40-50% of its production for the next year and 25%-40% of its production for the following year. For example, on a pro forma basis, and assuming a constant production level of 82 MBOE per day, as of March 31, 2004 the combined company’s hedge positions result in it having hedged approximately 70% of production for 2004, approximately 48% of production for 2005 and approximately 18% for 2006.

THE MERGER

Background of the Merger

General

Pursuant to the merger agreement, Nuevo will merge into Plains, with Plains being the surviving entity. In the alternative, Plains may elect to have PXP California, a newly formed, wholly owned subsidiary of Plains, merge into Nuevo with Nuevo becoming a wholly owned subsidiary of Plains. We refer to this as the alternate transaction.

In the merger, Nuevo common stockholders will receive 1.765 shares of Plains common stock for each share of Nuevo common stock they own, which equates to $28.05 per Nuevo common share based on the February 11, 2004, the last full trading day prior to the public announcement of the merger, closing price of $15.89 per Plains common share. After the merger is completed, Nuevo common stockholders will own approximately 48% of Plains, and Plains stockholders will own the remaining 52%.

The merger is expected to qualify as a tax free reorganization under Section 368(a) of the Internal Revenue Code. Accordingly, the merger is expected to be tax free to Plains stockholders, and the Nuevo stockholders to the extent the Nuevo stockholders receive stock in the merger.

Background of the Merger

In late 2001, Nuevo began a corporate restructuring which primarily focused on a disciplined capital program, cost reductions, non-core asset sales, balance sheet deleveraging and a transformation of the asset base. The restructuring permitted Nuevo to redeem outstanding debt and reduce interest expense and capital expenditures while holding production flat. Nuevo began its asset base transformation with the 2002 acquisition of Athanor Resources, Inc. This acquisition of West Texas properties provided Nuevo with internal natural gas assets with both exploitation and exploration potential. Nuevo believed that further stock price appreciation would result from the use of Nuevo’s improved balance sheet and cash flow from operating activities to fund an acquisition strategy. However, due to the strong oil and gas price environment, Nuevo came to believe that it needed to consider a combination with another company whose portfolio included internal growth opportunities in addition to its continued pursuit of acquisitions. It was Nuevo’s view that a combination with Plains provided both an incremental growth opportunity through Plains’ internal portfolio of projects as well as cost saving opportunities.

On December 30, 2003, Mr. Ralph Eads of Randall & Dewey approached Mr. Payne. Mr. Eads and Mr. Payne discussed the complimentary assets of Plains and Nuevo and potential growth opportunities. After this meeting, Mr. Payne sent a letter to the Nuevo board members describing his meeting with Mr. Eads.

On January 6, 2004, Mr. Payne and Mr. Flores began discussions about a potential merger between Plains and Nuevo. On January 21, 2004, Mr. Payne and Mr. Flores met. They discussed the direction of their respective companies, financial strength and efficiency of a combined company, growth opportunities, complementary operations, inventory of projects and recent successful activities (including obtaining a permit to drill the offshore lease P-0451 E/2 from Plains’ Point Arguello platform). In addition, Mr. Flores and Mr. Payne discussed the benefits of the transaction for each company’s management, stockholders and employees. After this meeting, Mr. Payne sent another letter to the Nuevo board members describing his meeting with Mr. Flores. On January 26 and 27, 2004, Plains and Nuevo executed confidentiality agreements. Shortly thereafter, Nuevo and Plains began exchanging confidential evaluation materials and conducting due diligence investigations of each other.

On January 30, 2004, Mr. Payne and Mr. Flores discussed issues associated with a potential transaction. Mr. Payne advised Mr. Flores that he would discuss a potential transaction between Plains and Nuevo with the Nuevo board.

On January 30, 2004, a special meeting of Nuevo’s board was held by telephone in which the board discussed the possibility of a transaction between Plains and Nuevo and reviewed analysis related to a possible transaction. The board received a presentation from Mr. Payne on the merger. Mr. Payne advised the board that he would retain Randall & Dewey and that Morgan Stanley would provide advisory services. The Nuevo board directed Mr. Payne to continue his discussions with Plains. Subsequent to the meeting, information materials on Plains were sent to each Nuevo director.

On January 30, 2004, Nuevo retained Morgan Stanley to advise it in connection with the proposed transaction and to provide a fairness opinion.

Over the weekend of January 31, 2004, Mr. Flores and Mr. Payne met to discuss the pricing of the transaction and agreed on a price range for the exchange ratio.

From February 2, 2004 until the merger agreement was signed on February 12, 2004, Plains and Nuevo and their respective representatives continued their financial, business, environmental, oil and gas, corporate and legal due diligence.

On February 2, 2004, the Nuevo and Plains management teams exchanged presentations. After February 2, 2004, negotiation of the merger agreement commenced.

Between February 2 and February 4, 2004, Mr. Flores spoke with each member of the Plains board. Mr. Flores informed them of ongoing negotiations with Nuevo.

On February 4, 2004, the Plains board met. At the meeting, Plains’ management presented the board with an overview of the transaction, information regarding Nuevo’s operations, general financial issues involved with the potential transaction and key due diligence considerations. The board approved the retention of JPMorgan Securities Inc. to advise Plains and deliver a fairness opinion to Plains in connection with the proposed transaction. On February 4, 2004, Plains’ audit committee also met and approved the retention of PricewaterhouseCoopers LLP in connection with the proposed transaction.

On February 4, 2004, the Nuevo board was provided with an overview of the transaction, the preliminary results of due diligence, the key due diligence considerations under review by management and its advisors and the preliminary terms of the merger. The board’s legal counsel made a presentation regarding the board’s fiduciary duties. Morgan Stanley and Randall & Dewey jointly reviewed preliminary materials with the board related to the merger. The board discussed cost savings, balance sheet improvements, growth potential, improved liquidity and dilution of Nuevo’s business risk.

On February 5, 2004, Plains retained JPMorgan to advise it in connection with the proposed transaction.

From February 5, 2004 through February 12, 2004, Plains’ and Nuevo’s legal counsel, financial advisors and representatives completed their due diligence investigations, exchanged drafts of the merger agreement and related documents, and held discussions and negotiations regarding the terms of the merger agreement.

On February 9, 2004, the Plains board met in person, except for Mr. Delimitros who attended by telephone. At that meeting, Plains’ management made a presentation concerning the transaction and the status of the due diligence. Additionally, JPMorgan made a presentation discussing the North American upstream merger and acquisition market, material preliminary terms of the Nuevo transaction, rationales for entering into the Nuevo transaction and key market considerations. The board also received a report of Akin Gump as to the material terms of the merger agreement, the results of its legal diligence with respect to Nuevo and the board’s fiduciary duties in connection with considering the transaction. At this meeting, the Plains board of directors authorized Plains’ management to continue their discussions with Nuevo regarding the merger.

On February 10, 2004, Nuevo provided its directors with additional materials including due diligence and transactional summaries.

On February 11, 2004, Plains sent information packages to its board members containing information about Nuevo.

On the afternoon of February 11, 2004, the Plains board met again in person, except for Mr. Delimitros who attended by telephone. At the meeting, Plains’ management updated the board as to the status of the due diligence review, the negotiations and other aspects of the proposed merger. In addition, JPMorgan delivered its opinion that the exchange ratio in the merger was fair, from a financial point of view, to Plains. Following a discussion, Plains’ board approved the final merger terms. For a discussion of the opinion of JPMorgan, see “—Plains’ Financial Advisors—Opinion of J.P. Morgan Securities Inc.” on page 51.

On February 11, the Nuevo board of directors met in person and reviewed the due diligence book which had been distributed to the directors prior to the meeting. Operational, technical, environmental, title, commercial, governance, legal, human resource and financial analyses were presented. Randall & Dewey presented certain exchange ratio and transaction analysis. Terms of the proposed transaction were reviewed. Representatives of Morgan Stanley reviewed its financial analyses with respect to the merger.

All of the Nuevo directors other than Mr. Petersen and Mr. Payne met in executive session to discuss the transaction. The board adjourned to study the due diligence analysis, fairness opinion and other related materials.

On the morning of February 12, 2004, management of Plains and Nuevo had discussions regarding several final issues with respect to the transactions.

On the morning of February 12, 2004, the Plains board held a telephonic meeting. At the meeting, Plains’ management updated the board as to the status of the negotiations and other aspects of the proposed merger. In addition, JPMorgan re-delivered its opinion that as of that date and subject to the assumptions and other matters set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to Plains.

On the morning of February 12, 2004, the Nuevo board met. Morgan Stanley provided its financial analyses and its opinion to the Nuevo board of directors to the effect that, as of February 12, 2004, and based upon the factors, assumptions and other matters set forth in its opinion, the merger consideration to be received by the holders of Nuevo common stock pursuant to the merger agreement was fair from a financial point of view to such holders. For a discussion of the opinion of Morgan Stanley, see “—Nuevo’s Financial Advisors—Opinion of Morgan Stanley & Co Incorporated” beginning on page 45. At the meeting, Nuevo’s management updated the board as to the final status of the terms of the proposed merger. Following a discussion, Nuevo’s board of directors approved the merger, the merger agreement and the related transactions. Mr. Petersen did not participate in voting.

Reasons for the Merger — Nuevo

At its February 12, 2004 meeting, the members of the board of directors of Nuevo, with one of the members, Mr. Petersen, abstaining, unanimously voted to adopt the merger agreement, declare the merger agreement to be fair and in the best interests of Nuevo, and recommend that Nuevo stockholders vote at the special meeting to approve the adoption of the merger agreement. As described beginning on page 59, Nuevo directors and executive officers will receive substantial financial benefits as well as other valuable consideration as a result of the merger.

In reaching its recommendation, the Nuevo board consulted with Nuevo’s management, as well as its financial and legal advisors, and considered the following material factors:

•	Create Synergies and Cost Savings. Given the complementary nature of their operations, Nuevo expects that the merger will allow the combined company to take advantage of synergies which will result in significant cost savings. Nuevo expects the combined company to reduce costs in its operations by at least $20.0 million per year by consolidating corporate headquarters, eliminating duplicative staff and expenses, realizing operating expense efficiencies and benefiting from other cost savings.

•	Improve Financial Flexibility. Nuevo believes that the merger will provide the combined company with more efficient access to capital at a lower cost than either Plains or Nuevo has individually. In addition, the combined company should be better positioned to fund future growth and reduce leverage through the increased cash flow and the divestiture of non-core properties.

•	Qualify as a Tax-Free Reorganization. The merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes, and the transaction should be tax free to Nuevo common stockholders, except for any cash received in the merger.

•	Provide for Long-Term Growth. Plains holds an inventory of drilling/exploration prospects in California and the Gulf of Mexico. Nuevo believes that the combined company will have a blend of stable production and significant potential drilling/exploration opportunities which will provide Nuevo stockholders with greater long-term value than Nuevo could achieve independent of Plains.

•	Provide Fair Merger Consideration. Nuevo’s board of directors believes that the merger consideration is fair. In deciding whether to recommend the merger to Nuevo stockholders, the board of directors of Nuevo considered, among other things, the presentation and opinion of Morgan Stanley & Co. Incorporated, Nuevo’s financial advisor, that, as of February 12, 2004 and based upon factors and assumptions and subject to specific matters set forth in its opinion, the merger consideration to be received by holders of outstanding Nuevo common stock under the merger agreement was fair, from a financial point of view, to the Nuevo common stockholders. For a more detailed discussion of the opinion of Morgan Stanley & Co. Incorporated, please see “The Merger—Nuevo’s Financial Advisors” beginning on page 45.

The Nuevo board of directors realizes that there are risks associated with the merger, many of which are explained in more detail in this document under the heading “Risk Factors” beginning on page 19. These risks include the following:

•	Integration. The operations of the two companies may not be successfully integrated.

•	Satisfaction of Conditions to the Merger. The merger might not be completed as a result of a failure to satisfy the conditions contained in the merger agreement.

•	Debt of Combined Company. Long-term debt of the combined company on a pro forma basis as of December 31, 2003 would have been $890 million compared with $369 million of long-term debt of Nuevo on that date. This debt could limit the combined company’s flexibility, business strategy and access to capital. In addition, the combined company may be at greater risk in the event of a downturn in its business.

•	Exchange Ratio. Because the merger agreement contains a fixed exchange ratio, the market value of the consideration to be received by Nuevo stockholders at the effective time of the merger will depend on the trading price of Plains common stock at the effective time of the merger.

•	Execution. The merger may not be completed as a result of a failure to satisfy the conditions contained in the merger agreement or other reasons. Neither Nuevo or Plains is obligated to complete the merger unless conditions in the merger agreement are satisfied or waived.

Having considered these factors and the risks discussed more fully under “Risk Factors” beginning on page 19 as well as the potential rewards of the merger, the Nuevo board believes that, overall, the positive benefits of the merger to Nuevo and the Nuevo stockholders outweigh the risks.

The preceding discussion of the information and factors considered and given weight by the Nuevo board is not intended to be exhaustive. However, the Nuevo board of directors believes that the discussion encompasses all of the material factors considered. Projections for Plains that Plains provided to Nuevo were not material to the Nuevo board’s decision. In reaching their decision to approve and to recommend approval of the merger agreement to Nuevo stockholders, the Nuevo board did not assign any relative or specific weights to factors they considered. Individual directors may have given different weights to different factors.

In considering the recommendation of the Nuevo board with respect to the merger, the merger agreement and the transactions contemplated thereby, Nuevo stockholders should be aware that the executive officers and directors of Nuevo have interests in the proposed merger that are different from and in addition to the interests of Nuevo stockholders generally. The Nuevo board was aware of these interests and considered them in approving the merger and merger agreement. Please refer to “The Merger — Interests of Certain Persons in the Merger” beginning on page 59 for more information about these interests.

Reasons for the Merger — Plains

At its February 12, 2004 meeting the members of the Plains board unanimously approved and adopted the merger agreement and the transactions contemplated by it, and recommended that the Plains stockholders approve the adoption of the merger agreement or the issuance of Plains common stock to Nuevo stockholders as a result of the merger. The Plains board believes that the merger agreement and the terms of the merger are fair to, and in the best interests of, Plains and the Plains stockholders. Therefore, the Plains board recommends that Plains’ stockholders vote to approve the merger or the above described share issuance.

In reaching its recommendation, the Plains board consulted with Plains’ management, as well as its financial and legal advisors, and considered the following material factors:

•	Create Synergies and Cost Savings. Given the complementary nature of their operations, Plains expects that the merger will allow the combined company to take advantage of synergies which will result in significant cost savings. Plains expects to reduce costs in the combined operations by at least $20.0 million per year by consolidating corporate headquarters, eliminating duplicative staff and expenses, realizing operating expense efficiencies and benefiting from other cost savings.

•	Improve Financial Flexibility; Enhance Credit Profile. Plains believes that the merger will provide the combined company with more efficient access to capital at a lower cost than either Plains or Nuevo has individually. In addition, the combined company should be better positioned to fund future growth and reduce leverage through increased cash flow and the possible divestiture of non-core properties. The merger improves a number of Plains’ financial measures commonly used to assess a company’s credit profile, including Plains’ ratios of (1) total debt to capitalization, (2) debt to cash flow, (3) earnings before interest, taxes, depreciation and amortization to interest, and (4) debt to proved reserves. The improvement in Plains’ credit profile should provide Plains with greater debt capacity and lower borrowing costs.

•	Provide a Complementary, Focused Asset Base. Plains believes that the majority of the assets and operations of Nuevo are complementary to those of Plains. These properties are located in Plains’ core areas of onshore and offshore California. Plains expects this to aid in integrating Nuevo’s operations and realizing the anticipated synergies and cost savings of the merger.

•	Provide Solid Production Base to Finance Exploitation Opportunities. The combined company is expected to have a large number of future wells to drill over the next several years for the purpose of developing and producing presently proved undeveloped reserves.

•	Improve Market Position. The combined company had pro forma daily production of approximately 82 MBOE based on the midpoint of the 2004 guidance range for the combined company and estimated net proved reserves of 475 MMBOE as of December 31, 2003. Pro forma amounts have been adjusted to reflect the sale of the stock of Nuevo’s subsidiaries that hold Nuevo’s properties offshore the Republic of Congo. Plains believes that the increased size of Plains will result in greater hedging, marketing, purchasing and operating strength, facilitate internal growth and promote long-term stockholder value.

•	Provide a Fair Exchange Ratio. JPMorgan Securities Inc. presented its opinion to the Plains board of directors to the effect that, based upon its review and assumptions and subject to specific matters stated in the opinion, as of February 12, 2004, the exchange ratio in the merger was fair, from a financial point of view, to Plains.

In reaching its decision to recommend the merger to its stockholders, the Plains board also considered a number of additional factors, including:

•	its discussions with Plains’ management concerning the results of Plains’ investigation of Nuevo, including with respect to Nuevo’s international operations and potential tax liabilities, litigation matters, and the mechanisms by which Plains’ and Nuevo’s debt would be addressed in and after the merger; and

•	the strategic, operational and financial opportunities available to Plains in the normal course of its business compared to those that might be available following the merger.

The Plains board also considered certain risks and potential disadvantages associated with the merger, including:

•	Merger-Related Expenses. Plains and Nuevo expect to incur approximately $32.0 million in charges and expenses as a result of the merger, which will reduce the amount of capital available to fund its operations.

•	Integration. The operations of the two companies may not be successfully integrated.

•	Lack of Expected Cost Savings. Expected cost savings may not be realized to the degree anticipated.

•	Satisfaction of Conditions to the Merger. The time and resources required to complete the merger and the risk that the merger might not be completed as a result of a failure to satisfy the conditions to the merger agreement.

Having considered these factors and the risks discussed under “Risk Factors” beginning on page 19, the potential benefits of the merger outweigh these considerations in the judgment of the Plains board. The foregoing discussion of the information and factors that were given weight by the Plains board is not intended to be exhaustive, but it is believed to include all material factors considered by the Plains board. Projections for Nuevo that Nuevo provided to Plains were not material to the Plains board’s decision.

In view of the variety of factors considered in connection with its evaluation of the proposed merger and the terms of the merger agreement, the Plains board did not deem it practicable to quantify or assign relative weights to the factors considered in reaching its conclusion. In addition, individual Plains directors may have given different weights to different factors.

Nuevo’s Financial Advisors

Morgan Stanley & Co. Incorporated and Randall & Dewey, Inc. are Nuevo’s financial advisors in connection with the merger and have provided financial advice in connection with a possible sale of Nuevo. Only Morgan Stanley rendered an opinion in connection with the merger.

Opinion of Morgan Stanley & Co. Incorporated

Morgan Stanley was retained by Nuevo to provide financial advice and a financial opinion in connection with the merger. Nuevo’s board of directors selected Morgan Stanley to act as its financial advisor based on

Morgan Stanley’s qualifications, expertise and reputation, and its knowledge of the business and affairs of Nuevo. On February 12, 2004, Morgan Stanley rendered its oral opinion to the Nuevo board, later confirmed in writing, that as of such date and based upon factors and assumptions set forth in the opinion, the merger consideration was fair from a financial point of view to holders of Nuevo common stock.

The full text of the written opinion of Morgan Stanley dated as of February 12, 2004, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Morgan Stanley is attached as Annex C and is incorporated by reference. Morgan Stanley’s opinion is directed to Nuevo’s board of directors, addresses only the fairness from a financial point of view of the merger consideration as of the date of the opinion and does not constitute a recommendation to any Nuevo stockholder as to how to vote at the Nuevo meeting. The summary of the opinion of Morgan Stanley set forth in this document is qualified in its entirety by reference to the full text of such opinion. Nuevo stockholders are urged to read such opinion in its entirety.

In arriving at its opinion, Morgan Stanley, among other things,

•	reviewed certain publicly available financial statements and other information of Nuevo and Plains, respectively;

•	reviewed certain internal financial statements and other financial and operating data, including internal oil and gas reserve estimates, concerning Nuevo and Plains prepared by the managements of Nuevo and Plains, respectively;

•	reviewed certain financial forecasts prepared by the managements of Nuevo and Plains, respectively;

•	discussed the past and current operations and financial condition and the prospects of Nuevo, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Nuevo;

•	discussed the past and current operations and financial condition and the prospects of Plains, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of Plains;

•	reviewed the pro forma impact of the merger on the combined company’s earnings per share, cash flow, oil and gas reserves and production, consolidated capitalization and financial ratios;

•	reviewed the reported prices and trading activity for the Nuevo common stock and the Plains common stock;

•	compared the financial performance of Nuevo and Plains and the prices and trading activity of the Nuevo common stock and Plains common stock with that of certain other publicly-traded companies, comparable with Nuevo and Plains, respectively, and their securities;

•	reviewed certain reserve reports prepared by Plains and Plains’ independent reserve engineers;

•	reviewed certain reserve reports prepared by Nuevo and Nuevo’s independent reserve engineers;

•	reviewed the financial terms, to the extent publicly available, of certain comparable business combination transactions deemed relevant;

•	participated in certain discussions and negotiations among representatives of Nuevo and Plains and their financial advisors;

•	reviewed the merger agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In preparing its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Nuevo and Plains, respectively. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Nuevo or Plains; nor was Morgan Stanley furnished with any such appraisals. With respect to the reserve estimates and reports referred to above, Morgan Stanley noted that it is not an expert in the engineering evaluation of oil and gas properties and, with the Nuevo board’s consent, Morgan Stanley relied, without independent verification, upon the reserve estimates of Nuevo and Plains provided by Nuevo and Plains and certain third party engineers. In addition, Morgan Stanley assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986. The opinion of Morgan Stanley is necessarily based on financial, economic, commodity price, market and other conditions as in effect on, and the information made available to it as of February 12, 2004.

The following is a brief summary of the material analyses presented to the Nuevo board by Morgan Stanley in connection with the delivery of its opinion. The various analyses summarized below were based on closing prices for common stock of Nuevo and Plains as of February 11, 2004, the last full trading day preceding the meeting of Nuevo’s board of directors to consider and approve the merger with Plains. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Historical Exchange Ratio Analysis

Morgan Stanley compared the daily closing share price of Nuevo common stock to the daily closing price of Plains common stock during the period beginning January 2, 2003 and ending February 11, 2004, and reviewed and analyzed the historical exchange ratios implied by these comparisons.

Morgan Stanley also reviewed and analyzed the average of these historical daily exchange ratios over various periods. The following table presents the implied exchange ratios during the periods covered and compared to the exchange ratio in the merger:

Plains Shares Per Nuevo Share

Period Ending February 11, 2004	Average Exchange Ratio	Percentage Premium Represented by Exchange Ratio of 1.765 vs. Historical Ratio
At February 11, 2004	1.819x	(3.0)%
Last month	1.744x	1.2%
Last 3 months	1.605x	10.0%
Last 6 months	1.527x	15.6%
Last 12 months	1.531x	15.3%
Since January 1, 2003	1.493x	18.2%

Morgan Stanley noted that the exchange ratio in the merger was 1.765x.

Contribution Analysis

Morgan Stanley utilized security research analyst share price targets and management forecasts of after-tax cash flow (cash flow from operations before any changes in working capital), EBITDAX (earnings before interest, taxes, depreciations, amortization and exploration costs) and net income for 2004, 2005 and 2006 to determine the implied exchange ratios based on equity contributions for Nuevo and Plains to the combined company on a pro forma basis. The following is the implied exchange ratios determined by this analysis:

Implied Exchange Ratios
Based on securities research analysts’:
Stock price targets	1.31–1.56
Based on management estimates:
2004 Cash flow, EBITDAX, Net income	1.97–2.62
2005 Cash flow, EBITDAX, Net income	1.50–1.80
2006 Cash flow, EBITDAX, Net income	1.09–1.26

Morgan Stanley noted that the exchange ratio in the merger of 1.765x was consistent with the range implied by 2005 management estimates for cash flow, EBITDAX and net income. Morgan Stanley also noted that the 2006 implied exchange ratios reflected Plains’ higher expected growth in production and cash flow.

Net Asset Valuation Analysis

Morgan Stanley prepared net asset valuation analyses for each of Nuevo and Plains using 2004 through 2018 production estimates of the proved reserves of each company as of December 31, 2003. The production estimates and the quantity of proved reserves were based on reserve reports prepared by independent reserve engineers and provided to Morgan Stanley by Nuevo and Plains’ management. The net asset valuation analysis calculates the present value of the future cash flows that each company could be expected to generate from its proved reserves as of January 1, 2004. This analysis also includes value for the remaining proved reserves projected at 2018 in the third-party reserve reports. In addition, for Plains’ net asset valuation analysis, based on consultation with Nuevo management Morgan Stanley included the present value of future risk-adjusted net cash flows relating to the Point Arguello reserves and certain other unproved reserves. Morgan Stanley discounted each year’s cash flow to January 1, 2004 using a discount rate of 10%. After calculating the net asset value, Morgan Stanley arrived at the equity value for each of Nuevo and Plains by subtracting the value of the net debt.

Morgan Stanley calculated net asset values based on four hydrocarbon price scenarios less appropriate differentials. In the SEC scenario, Morgan Stanley relied on the discounted net asset values for each of Nuevo and Plains calculated by the independent reserve engineers. Morgan Stanley noted that the net cash flows discounted in the SEC scenario excluded the impact of taxes, general and administration costs and other adjustments. This scenario was based on constant hydrocarbon prices as observed on December 31, 2003 applied throughout the projection period. The remaining net asset value scenarios were calculated including the impact of taxes, general and administration costs and other adjustments (based on guidance provided by Nuevo and Plains’ management). The Forward Strip scenario assumes hydrocarbon prices for 2004 through 2006 based on futures contract prices observed on the New York Mercantile Exchange on February 10, 2004 and constant prices after 2006 of $27.00 per barrel of oil and $4.92 per MMBtu of natural gas. The First Call scenario represents the average hydrocarbon price estimates as provided by security research analysts for 2004 through 2006 as observed on February 10, 2004 and constant prices after 2006 of $25.00 per barrel of oil and $4.50 per MMBtu of natural gas. Finally, Morgan Stanley calculated a Downside scenario assuming a $22.00 per barrel price of oil and a $5.00 per MMBtu price of natural gas. After subtraction of net debt, each scenario resulted in an equity value for each of Nuevo and Plains which corresponded to the implied exchange ratios presented below:

Hydrocarbon Price Scenario	2004-2006 Average Oil Price ($/bbl)	2004-2006 Average Gas Price ($/MMbtu)	Implied Exchange Ratio
SEC (pre-tax)	$32.55	$5.97	1.59x
Forward Strip (after-tax)	$28.54	$5.16	1.81x
First Call	$25.69	$4.43	2.02x
Downside	$22.00	$5.00	1.32x

Morgan Stanley noted that the exchange ratio in the merger was 1.765x.

Comparable Transaction Analysis

As part of its analysis, Morgan Stanley also compiled a list of the following 12 comparable corporate oil and natural gas exploration and production sector merger transactions:

Devon Energy Corporation/Ocean Energy, Inc. (February 24, 2003)

Plains Exploration & Production Company/3TEC Energy Corporation (February 3, 2003)

PanCanadian Energy Corp./Alberta Energy Company Ltd. (January 27, 2002)

Forest Corporation/ForcEnergy Inc. (July 10, 2000)

Devon Energy Corporation/Santa Fe Snyder Corporation (May 26, 2000)

Anadarko Petroleum Corporation/Union Pacific Resources Inc. (April 3, 2000)

Devon Energy Corporation/PennzEnergy Company (May 20, 1999)

Santa Fe Energy Corporation/Synder Oil Corporation (January 13, 1999)

Ocean Energy, Inc./Seagull Energy Corporation (November 24, 1998)

Kerr-McGee Corporation/Oryx Energy Company (October 15, 1998)

Devon Energy Corporation/Northstar Energy (June 29, 1998)

Ocean Energy, Inc./United Meridian Corporation (December 23, 1997)

The premia to prevailing market exchange ratios in these transactions implied the following exchange ratios for the merger:

	Comparable Transactions Range	Implied Exchange Ratios
Premium to stock price 30 days prior to February 12, 2004	(2.1)%–39.3%	1.65–2.35x
Premium to stock price 1 day prior to February 12, 2004	(7.6)%–50.6%	1.68–2.74x

Morgan Stanley noted that most of the transactions had occurred in the lower commodity price environment of 1998-2000 and that the two most recent all-stock merger transactions had negative 30-day premia. In addition, similar to this transaction, many other transactions had pro forma board representation that did not correspond to pro forma ownership percentages.

No transaction utilized as a comparison in the precedent transactions analysis is identical to the merger. In evaluating the transactions listed above, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Nuevo and Plains, such as the impact of competition on Nuevo, Plains and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Nuevo and Plains or the industry or in the financial markets in general.

Pro Forma Earnings, Cash Flow and Credit Impact Analysis

Morgan Stanley analyzed the pro forma effects of the merger and computed the resulting accretion/dilution to the combined company’s projected per-share earnings and cash flow during 2004 and 2005, based on the merger exchange ratio of 1.765x. Morgan Stanley also computed other financial metrics related to assessing the credit quality for the combined company based on the merger exchange ratio, including total debt to EBITDA, EBITDA to interest expense, debt to BOE proved reserves, debt to BOE proved developed reserves and debt to total capitalization. These computations used earnings and cash flow projections for Nuevo and Plains based on management forecasts using First Call oil and gas price estimates. In addition, the pro forma analyses took into account the anticipated cost savings and synergies expected to be derived from the merger as estimated by Nuevo management. The analysis indicated that the combined company would likely have a stronger credit profile than Nuevo or Plains on a stand-alone basis.

The analysis indicated that the merger would be accretive to cash flow per share for Nuevo in 2005 and Plains in 2004 and 2005, in each case as compared to the same estimates for Nuevo and Plains on a stand-alone basis. The merger would be dilutive to cash flow per share of Nuevo in 2004. The merger would also be accretive to estimated earnings per share in 2005 of Nuevo and in 2004 of Plains and dilutive to estimated earnings per share in 2004 of Nuevo and in 2005 of Plains, in each case as compared to the same estimates for Nuevo and Plains on a stand-alone basis.

In connection with the review of the merger by Nuevo’s board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Nuevo or Plains. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are beyond the control of Nuevo or Plains. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may by significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness of the merger consideration pursuant to the merger agreement from a financial point of view to holders of shares of Nuevo common stock and in connection with the delivery of its opinion to Nuevo’s board of directors. These analyses do not purport to be appraisals or to reflect the prices at which shares of common stock of Nuevo or Plains might actually trade.

The merger consideration pursuant to the merger agreement was determined through arm’s-length negotiations between Nuevo and Plains and was approved by Nuevo’s board of directors. Morgan Stanley provided advice to Nuevo during these negotiations. Morgan Stanley did not, however, recommend any specific merger consideration to Nuevo or that any specific merger consideration constituted the only appropriate merger consideration for the merger.

In addition, Morgan Stanley’s opinion and its presentation to Nuevo’s board of directors was one of many factors taken into consideration by Nuevo’s board of directors in deciding to approve the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of Nuevo’s board of directors with respect to the exchange ratio or of whether Nuevo’s board of directors would have been willing to agree to a different exchange ratio.

Nuevo retained Morgan Stanley based on its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Morgan Stanley is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. In the ordinary course of Morgan Stanley’s trading and brokerage activities, Morgan Stanley or its affiliates may at any time hold long or short positions, may trade or otherwise effect transactions, for its own account or for the account of customers in the equity and other securities of Nuevo, Plains or any other parties involved in the merger. In the past, Morgan Stanley has provided financial advisory and financing services to Nuevo and has received customary fees in connection with these services.

Nuevo has agreed to pay Morgan Stanley a customary fee for the rendering of its services in connection with the merger, including delivery of a financial opinion. Nuevo has also agreed to reimburse Morgan Stanley for its expenses related to the engagement and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Morgan Stanley’s engagement.

Plains’ Financial Advisor

JPMorgan Securities Inc. has acted as financial advisor to Plains in connection with the proposed merger. On February 12, 2004, JPMorgan rendered its opinion to the Plains board that as of such date and, based upon and subject to certain matters stated therein, the exchange ratio in the merger was fair, from a financial point of view, to Plains.

Opinion of J.P. Morgan Securities Inc.

Plains retained J.P. Morgan Securities Inc. as its exclusive financial advisor in connection with the merger and to render an opinion to the Plains board of directors as to the fairness, from a financial point of view, to Plains of the exchange ratio in the merger. As is customary for opinions given to an acquiror in a merger, JPMorgan’s opinion addressed the fairness of the exchange ratio, from a financial point of view, to Plains rather than to the holders of Plains common stock. JPMorgan was selected by the Plains board of directors based on JPMorgan’s qualifications, reputation and experience in the valuation of businesses and securities in connection with mergers and acquisitions, in general, and oil and gas transactions in particular. JPMorgan rendered its oral opinion to the Plains board of directors on February 12, 2004 (as subsequently confirmed in writing in an opinion dated February 12, 2004) that, as of that date, the exchange ratio was fair, from a financial point of view, to Plains. The amount of the exchange ratio was determined through arm’s length negotiations between Plains and Nuevo and not as a result of recommendations by JPMorgan.

The full text of JPMorgan’s opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPMorgan. The opinion is attached as Annex B and is incorporated by reference in this joint proxy statement/prospectus. JPMorgan’s opinion is directed only to the fairness, from a financial point of view, to Plains, of the exchange ratio and does not address any other aspect of the merger or any related transaction. The opinion does not address the relative merits of the merger as compared to other business strategies or transactions that might be available with respect to Plains or the underlying business decision of Plains to effect the merger. The opinion does not constitute a recommendation to any shareholder as to how to vote or act with respect to any matters relating to the proposed merger. Plains did not provide specific instructions to, or place any limitations on, JPMorgan with respect to the procedures to be followed or factors to be considered by it in performing its analyses or providing its opinion. You are urged to read this opinion carefully in its entirety. The summary of JPMorgan’s opinion below is qualified in its entirety by reference to the full text of JPMorgan’s opinion.

In furnishing its opinion, JPMorgan did not admit that it is an expert within the meaning of the term “expert” as used in the Securities Act, nor did it admit that its opinion constitutes a report or valuation within the meaning of the Securities Act.

In connection with its review of the merger, and in arriving at its opinion, JPMorgan, among other things:

•	reviewed a draft dated February 12, 2004 of the Agreement and Plan of Merger;

•	reviewed certain publicly available business and financial information concerning Plains and Nuevo and the industries in which they operate;

•	compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies JPMorgan deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Plains and Nuevo with publicly available information concerning certain other companies JPMorgan deemed relevant and reviewed the current and historical market prices of Plains common stock and Nuevo common stock and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the managements of Plains and Nuevo relating to their respective businesses, as well as reviewed the estimated amount and timing of cost savings and related expenses and synergies expected to result from the merger supplied by the managements of Plains and Nuevo;

•	reviewed reserve reports prepared by independent petroleum engineers; and

•	performed such other financial studies and analyses and considered such other information as JPMorgan deemed appropriate for the purposes of the opinion.

In addition, JPMorgan held discussions with certain members of the management of Plains and Nuevo with respect to certain aspects of the proposed merger, the past and current business operations of Plains and Nuevo, the financial condition and future prospects and operations of Plains and Nuevo, the effects of the proposed merger on the financial condition and future prospects of Plains and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

In giving its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by Plains and Nuevo or otherwise reviewed by it and JPMorgan did not assume any responsibility or liability therefor. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor were any such valuations or appraisals provided to JPMorgan.

In relying on financial analyses and forecasts provided to JPMorgan, including the synergies, JPMorgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Plains and Nuevo to which such analyses or forecasts related. JPMorgan assumed that the merger would qualify as a tax-free reorganization for United States federal income tax purposes, and that the other transactions contemplated by the merger Agreement would be consummated as described in the Merger Agreement. JPMorgan relied as to all legal matters relevant to rendering its opinion upon the advice of counsel. JPMorgan also assumed that the definitive Merger Agreement would not differ in any material respects from the draft thereof furnished to it. JPMorgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on Plains or Nuevo or on the contemplated benefits of the merger.

JPMorgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. It should be understood that subsequent developments may affect JPMorgan’s opinion and JPMorgan does not have any obligation to update, revise or reaffirm its opinion. JPMorgan expresses no opinion as to the price at which the Plains common stock or the Nuevo common stock will trade at any future time.

Summary of Financial Analyses of Plains’ Financial Advisor

In connection with rendering its opinion to the Plains board of directors, JPMorgan performed a variety of financial and comparative analyses, including those described below. The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances involved. Fairness opinions are therefore not necessarily susceptible to partial analysis or summary description.

Accordingly, JPMorgan believes that the analyses it performed and the summary set forth below must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying the analyses performed by JPMorgan in connection with its opinion. In arriving at its opinion, JPMorgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPMorgan arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole, and believes that the totality of the factors considered and analyses it performed in connection with its opinion operated collectively to support its determination as to the fairness of the exchange ratio from a financial point of view.

In performing its analysis, JPMorgan considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Plains and Nuevo. The analyses performed by JPMorgan are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by the analyses. The analyses were prepared solely as part of JPMorgan’s analysis of the fairness, from a financial point of view, to Plains of the exchange ratio. Additionally, the analyses performed by JPMorgan relating to the values of businesses do not purport to be appraisals or to reflect the prices at which businesses actually may be acquired or sold.

JPMorgan’s opinion and financial analyses were only one of many factors considered by the Plains board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Plains board of directors or management with respect to the merger or the exchange ratio.

The following is a summary of the material financial analyses performed by JPMorgan in connection with providing its opinion to the Plains board of directors on February 12, 2004. Some of the summaries of the financial analyses include information presented in tabular format. To fully understand the financial analyses, the tables should be read together with the text of each summary. Considering the data set forth in the tables without considering the narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses.

Historical exchange ratio analysis

JPMorgan carried out a historical exchange ratio analysis to examine how the ratio of the respective Plains and Nuevo share prices had changed over the course of the previous six months. JPMorgan calculated the exchange ratio by dividing Nuevo’s closing share price by Plains’ closing share price on a daily basis.

JPMorgan calculated average exchange ratios for particular time periods ending February 10, 2004.

Average exchange ratio
Current	1.799x
One week	1.785x
1-month	1.739x
3-month	1.599x
6-month	1.525x
High	1.809x
Low	1.343x

Source: TradeLine

Based on JPMorgan’s six-month exchange ratio analysis, the exchange ratio varied from a low of 1.343x to a high of 1.809x. JPMorgan noted that the merger exchange ratio of 1.765x falls within this range.

Relative contribution analysis

JPMorgan performed a relative contribution analysis based on management estimates for Plains and Nuevo. JPMorgan calculated the combined company equity market capitalization, estimated 2004 and 2005 operating cash flow, and estimated 2004 and 2005 earnings before interest, taxes, depreciation, amortization, and exploration expense, which is referred to as EBITDAX. In the case of equity market capitalization and operating cash flow, to obtain the specific contribution percentage for each company, JPMorgan divided the company stand-alone calculation for each measurement by the combined company calculation for each measurement. In the case of the EBITDAX contribution percentage, JPMorgan adjusted EBITDAX for the respective net debt balances of each party. This was done by calculating market capitalization as a percentage of total firm value (defined as the sum of the market capitalization and net debt) for the stand-alone companies, and adjusting each company’s EBITDAX by their respective percentage. The relative contributions and the implied exchange ratios are set forth below:

	Plains	Nuevo	Implied exchange ratio
Equity market capitalization	51.7%	48.3%	1.799x
Operating cash flow—2004E	45.6%	54.4%	2.295x
Operating cash flow—2005E	57.8%	42.2%	1.409x
EBITDAX—2004E	46.5%	53.5%	2.213x
EBITDAX—2005E	56.8%	43.2%	1.467x
Average	51.7%	48.3%	1.837x

Based on the relative contribution analysis, the exchange ratio varied from 1.409x to 2.295x. JPMorgan noted that the merger exchange ratio of 1.765x falls within this range.

Public market comparables analysis

JPMorgan compared financial, operating and stock market data of each of Plains and Nuevo to corresponding data of the following publicly traded companies in the oil and gas exploration and production industry: Vintage Petroleum, Denbury Resources, Encore Acquisition, and Berry Petroleum. JPMorgan has noted that none of the selected companies is either identical or directly comparable to Plains or Nuevo and that any analysis of selected companies necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading of the selected companies. JPMorgan reviewed multiples of estimated operating cash flow, estimated EBITDAX, and proved reserves obtained from this group of companies and applied its judgment to estimate a valuation multiple reference range for each of Plains and Nuevo. Operating cash flow and EBITDAX estimates were derived from the respective management estimates provided to JPMorgan. Proved reserves estimates were as of 12/31/03 and were provided to JPMorgan by the respective managements.

Nuevo

	Reference range		Equity value / share
	Low	High	Low	High
Equity value / 2004E cash flow	3.00x	4.00x	$23.45	$30.88
Equity value / 2005E cash flow	2.75	3.75	20.66	27.76
Firm value / 2004E EBITDAX	4.50	5.50	22.45	30.70
Firm value / 2005E EBITDAX	4.00	5.00	16.42	24.40
Firm value / Proved reserves	$3.75	$4.50	20.70	27.78

Selected value range			$21.00	$28.00

Plains

	Reference range		Equity value / share
	Low	High	Low	High
Equity value / 2004E cash flow	3.50x	4.50x	$11.82	$15.20
Equity value / 2005E cash flow	3.25	4.25	17.08	22.33
Firm value / 2004E EBITDAX	5.00	6.00	10.13	14.12
Firm value / 2005E EBITDAX	4.50	5.50	15.82	21.50
Firm value / Proved reserves	$3.75	$5.00	11.99	19.23

Selected value range			$12.00	$19.00

By applying the above multiples to the indicated financial and operational metrics, JPMorgan calculated a selected range of implied equity values per share for each of Plains and Nuevo. The low end of the implied exchange ratio range is calculated by taking the low end of Nuevo’s selected value range and dividing it by the high end of Plains’ selected value range. The high end of the implied exchange ratio range is calculated by dividing the high end of Nuevo’s selected value range by the low end of Plains’ selected value range. The resulting implied exchange ratio range was equal to 1.105x–2.333x. JPMorgan noted that the merger exchange ratio of 1.765x falls within this range.

Precedent corporate transaction analysis

JPMorgan reviewed the transaction values and certain implied transaction multiples for a limited number of relevant corporate transactions in the exploration and production industry. JPMorgan calculated the latest-twelve-months and 1-year forward operating cash flow, EBITDAX and proved reserve valuation multiples for each transaction and then applied its judgment to estimate a valuation multiple reference range. Cash flow and EBITDAX estimates represent management estimates provided to JPMorgan. Proved reserves estimates were as of 12/31/03 and were provided to JPMorgan by the respective managements.

The precedent transactions examined were as follows: Anadarko/Howell Corp, Magnum Hunter Resources/Prize Energy, Mission Resources/Bargo Energy, Texaco/Monterey Resources and Monterey Resources/McFarland Energy.

JPMorgan noted that none of the selected precedent transactions is either identical or directly comparable to the merger and that any analysis of selected precedent transactions necessarily involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition values of the companies concerned.

Nuevo

	Reference range		Equity value / share
	Low	High	Low	High
Equity value / 2004E cash flow	3.25x	4.25x	$25.33	$32.77
Firm value / 2004E EBITDAX	5.00	6.00	26.59	34.86
Firm value / Proved reserves	$4.00	$5.00	23.08	32.53

Selected value range			$25.00	$33.00

Plains

	Reference range		Equity value / share
	Low	High	Low	High
Equity value / 2004E cash flow	3.50x	4.50x	$11.82	$15.20
Firm value / 2004E EBITDAX	5.25	6.25	11.13	15.11
Firm value / Proved reserves	$4.00	$5.25	13.44	20.67

Selected value range			$12.00	$15.00

By applying the above multiples to the indicated financial and operational metrics, JPMorgan calculated a selected range of implied equity values per share for both Plains and Nuevo. The low end of the implied exchange ratio range is calculated by taking the low end of Nuevo’s selected value range and dividing it by the high end of Plains’ selected value range. The high end of the implied exchange ratio range is calculated by dividing the high end of Nuevo’s selected value range by the low end of Plains’ selected value range. The resulting implied exchange ratio range is equal to 1.667x–2.750x. JPMorgan noted that the merger exchange ratio of 1.765x falls within this range.

Discounted cash flow analysis

JPMorgan performed a discounted cash flow analysis of each of Nuevo and Plains to calculate the estimated net present value of the unlevered, after-tax free cash flows that each could generate on a stand-alone basis. JPMorgan performed its analyses based on estimated operational and financial forecasts provided by Nuevo’s and Plains’ respective managements, historical financial results, consultation with management, and a variety of other data sources. Based on these sources, JPMorgan calculated the after-tax free cash flows that each company would generate through 2008 and then calculated a terminal value based upon a range of assumed future growth rates. JPMorgan then discounted each year’s after-tax free cash flow as well as the terminal value to December 31, 2003 using a range of discount rates. After deducting net debt, JPMorgan arrived at a range of equity values per share for each of Nuevo and Plains.

The range of discount rates and terminal value growth rates that were used for Nuevo were 10.0% to 11.0% and (0.5%) to 0.5%, respectively. This resulted in an implied range of equity values per share for Nuevo of $23.72 to $30.38. The selected value range of Nuevo’s equity value per share was estimated to be $25.00 to $29.00.

The range of discount rates and terminal value growth rates that were used for Plains were 10.5% to 11.5% and (0.5%) to 0.5%, respectively. This resulted in an implied range of equity values per share for Plains of $13.12 to $17.64. The selected value range of Plains’ equity value per share was estimated to be $13.00 to $17.00.

The above selected equity value per share ranges for Nuevo and Plains yielded an implied exchange ratio range of 1.471x–2.231x. JPMorgan noted that the merger exchange ratio of 1.765x falls within this range.

Relative valuation analysis

JPMorgan compared the implied exchange ratios derived from the historical exchange ratio analysis, relative contribution analysis, public market comparables analysis, precedent corporate transaction analysis, and discounted cash flow analysis to the proposed transaction exchange ratio of 1.765x. JPMorgan noted that the proposed exchange ratio of 1.765x falls within each of these implied exchange ratios ranges, which are outlined in the following table:

Implied exchange ratio (number of Plains shares per Nuevo share)

	Low	High
Historical exchange ratio analysis	1.343x	1.809x
Relative contribution analysis	1.409x	2.295x
Public market comparables analysis	1.105x	2.333x
Precedent corporate transaction analysis	1.667x	2.750x
Discounted cash flow analysis	1.471x	2.231x

Transaction synergies analysis

JPMorgan researched the announced synergies for the following corporate transactions in the exploration and production industry: Stone Energy/Basin Exploration, Devon Energy/Santa Fe Snyder, Devon Energy/Mitchell Energy & Development, Devon Energy/Ocean Energy, Magnum Hunter Resources/Prize Energy, Anadarko Petroleum/Union Pacific Resources, Forest Oil/ForceEnergy and Westport Resources/Belco Oil & Gas. JPMorgan calculated the announced cost savings as a percentage of the smaller party’s total expense base and general & administrative expense. The resulting ranges of cost savings were 19.6% to 5.7% of the smaller party’s total expense base and 200.0% to 37.0% of the smaller party’s general administrative expense. JPMorgan found the estimated synergies from the merger to be within this range.

Merger consequences

In its review of the transaction, JPMorgan considered the financial impact of the transaction on Plains. JPMorgan analyzed the projected pro forma operating cash flow per share statistics under a variety of scenarios as compared to Plains’ current standalone operating cash flow per share statistics. JPMorgan also analyzed the pro forma projected balance sheet credit statistics at the estimated transaction closing date as compared to Plains’ current balance sheet credit statistics. In performing its analysis, JPMorgan considered two financial cases: 1) the “Management” case – based on 2004 and 2005 estimates for operating cash flow per share for Plains and Nuevo respectively as provided by Plains’ management, and 2) the “Street” consensus case – based on the then current First Call consensus 2004 and 2005 operating cash flow per share estimates for Plains and Nuevo. In performing its analysis, JPMorgan relied on information provided by Plains to make the appropriate pro forma merger adjustments for certain assumptions including the pro forma depreciation, depletion, and amortization which is referred to as DD&A rate, the pro forma tax rates and the expected synergies. The merger consequences analysis assumes a June 30, 2004 transaction completion date and a price deck of $25.00(oil)/$4.50(natural gas) for the 2004 projections provided by management. Annual synergies of $20 million being realized starting on the transaction completion date are also assumed. The analysis showed that the merger was accretive to Plains’ 2004 estimated operating cash flow per share in each of the Management case and the Street consensus case. With respect to Plains’ 2005 estimated operating cash flow per share, the analysis showed that the merger was accretive in the Street consensus case, neutral in the Management case assuming incremental hedging and slightly dilutive in the Management case assuming no incremental hedging. In addition, the analysis indicated that the merger should have a positive impact on the credit statistics of the combined company as compared to Plains on a standalone basis.

Miscellaneous

JPMorgan has acted as exclusive financial advisor to Plains with respect to the proposed merger. Under the terms of its engagement, Plains has agreed to pay JPMorgan customary compensation for its financial advisory services in connection with the proposed merger. Plains has also agreed to reimburse JPMorgan for its reasonable expenses, including fees and disbursements of its counsel, and to indemnify JPMorgan against liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement as exclusive financial advisor to Plains.

JPMorgan, as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

JPMorgan and its affiliates have in the past provided both financing and advisory services for Plains and Nuevo, for which JPMorgan and its affiliates received customary compensation. In the ordinary course of their businesses, JPMorgan and its affiliates may actively trade the debt and equity securities of Plains and Nuevo for their own accounts and for the accounts of customers and, accordingly, may at any time hold long or short positions in such securities. JPMorgan also provides research coverage for Plains and Nuevo.

Accounting Treatment

The merger will be accounted for as an acquisition of Nuevo by Plains using the “purchase” method of accounting. In addition, Plains will continue to use the full cost method of accounting for oil and gas properties.

Opinions as to Material U.S. Federal Income Tax Consequences of the Merger

As a condition to the merger, Nuevo must receive an opinion of its tax counsel, Haynes and Boone, LLP, that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code. In addition, such opinion will provide that Nuevo and Plains shall each be a party to the reorganization, and that no gain or loss shall be recognized by the Nuevo stockholders upon the receipt of Plains common stock in exchange for Nuevo common stock pursuant to the merger, except with respect to any cash received in lieu of fractional share interests and cash paid to dissenting stockholders. As a condition to the merger, Plains must receive an opinion of its tax counsel, Akin Gump Strauss Hauer & Feld LLP, that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code, that Plains and Nuevo shall each be a party to the reorganization, and that neither Plains nor Nuevo will recognize any gain or loss because of the merger.

Each opinion is or will be based on certain factual representations and certifications contained in certificates signed by duly authorized officers of (i) Nuevo, Plains, PXP California Inc, which in the alternate transaction is the subsidiary to be merged with and into Nuevo or (ii) Plains. An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service, and there can be no assurance that following the merger the Internal Revenue Service will not challenge the legal conclusions expressed in the opinions. Please review carefully the information under the caption “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 69 for a description of the material U.S. federal income tax consequences of the merger.

Board of Directors and Management of Plains Following the Merger

Immediately after the merger, the Plains board will have five members. Pursuant to the terms of the merger agreement, after the effective time of the merger, the Plains board will appoint as directors two individuals designated by the nominating committee of the Nuevo board. After the merger, the Plains board will consist of five Plains designated directors and the two Nuevo designated directors, as follows:

Name	Age	Title
Plains Designees:
James C. Flores	44	Chairman of the Board, President and Chief Executive Officer
Jerry L. Dees	63	Director
Tom H. Delimitros	63	Director
John H. Lollar	65	Director
Alan R. Buckwalter, III	57	Director
Nuevo Designees:
Robert L. Gerry III	66	Director
Isaac Arnold, Jr	68	Director

Robert L. Gerry III has been chairman and chief executive officer of Vaalco Energy, Inc., a publicly traded independent oil and gas company which does not compete with Nuevo, since 1997. From 1994 to 1997, Mr. Gerry was vice chairman of Nuevo. Prior to that, he was president and chief operating officer of Nuevo since its formation in 1990. Mr. Gerry also currently serves as a trustee of Texas Children’s Hospital.

Isaac Arnold, Jr. has been a director of Legacy Holding Company since 1989 and Legacy Trust Company since 1997. He has been a director of Cullen Center Bank & Trust since its inception in 1969 and is a director of Cullen/Frost Bankers, Inc. Mr. Arnold is a trustee of the Museum of Fine Arts and The Texas Heart Institute. Mr. Arnold received his B.B.A. from the University of Houston in 1959.

See pages 89 to 91 for biographies of the current members of Plains’ board of directors. Each Plains designee currently serves on the Plains board.

Following the merger, Plains’ board of directors will have three committees, nominating, audit and compensation, as discussed on pages 91 to 94.

The senior management of Plains will not be affected as a result of the merger. For a discussion of Plains’ management, see pages 89 to 91.

If at any time prior to the effective time of the merger any Nuevo director nominee is unable to serve as a director at the effective time of the merger, the nominating committee of the Nuevo board of directors will designate another qualified individual reasonably acceptable to Plains to serve in his place.

Interests of Certain Persons in the Merger

In considering the recommendation of the boards with respect to the merger, you should be aware that certain officers and directors of Plains and Nuevo have the following interests in the merger that are separate from and in addition to the interests of stockholders of Plains and Nuevo generally. The boards were aware of these interests and considered them in approving the merger agreement.

Stock ownership. One member of Nuevo’s board, Gary R. Petersen is a managing director EnCap Investments, L.L.C., which beneficially owns 2,371,868 shares of Plains common stock.

Composition of Plains’ Board. The merger agreement provides that after the merger the Plains board will consist of seven members—five individuals designated by Plains and two individuals designated by Nuevo. Members of Plains’ board of directors who are not also employees of Plains will each receive the director’s fees and other compensation described under “Compensation—Compensation of Directors” on page 95.

Outstanding Stock Options and Restricted Stock. As of April 1, 2004 directors and executive officers of Nuevo held options for 882,105 shares of Nuevo common stock and restricted stock related to 315,134 shares of Nuevo common stock. Stock options, whether vested or unvested, held by Nuevo’s directors, officers and other employees may be purchased by Nuevo for cash prior to the merger. Based on the closing price for Nuevo’s common stock on April 1, 2004, the purchase of the options by Nuevo’s directors and officers could result in a payment of approximately $13.5 million being made to Nuevo’s officers and directors. Outstanding options that are not purchased by Nuevo prior to the merger will vest at the effective time of the merger. These options will be converted into options to purchase shares of Plains common stock, subject to adjustment for the 1.765 exchange ratio. The restrictions on any restricted stock awards held by Nuevo’s directors and officers will expire immediately before the merger is completed.

Change of Control Agreements. Each of the following Nuevo key employees is a party to a change of control agreement which will be triggered by the merger and provides for payments to such officers in the amounts set forth opposite their name based on consummation of the merger which is valued on June 1, 2004 as:

•	Carol P. DiMaggio ($436,087);

•	Phillip A. Gobe ($1,578,549);

•	John P. McGinnis ($722,758);

•	Bruce K. Murchison ($1,063,489);

•	George B. Nilsen ($991,517);

•	James L. Payne ($3,796,924);

•	Philip E. Sorbet ($577,583); and

•	Michael S. Wilkes ($797,637).

The change of control agreements provide that these key employees are entitled to the lump sum payments described above and other benefits, such as continuing health coverage. The cash payments for each key employee other than Mr. Sorbet and Ms. DiMaggio equal three times the sum of their salary and average bonus. Mr. Sorbet and Ms. DiMaggio will receive payments equal to two times the sum of their salary and average bonus. In addition, each key employee will receive a pro rated bonus for 2004. Each of these key employees will also receive a cash payment equal to the 20% excise tax on the lump sum payments described above imposed by Section 4999 of the Code since the benefits to which such key employees will become entitled in connection with the merger will be deemed an “excess parachute payment” for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code.

Directors’ and Officers’ Indemnification and Insurance. The merger agreement provides that for six years after the effective time of the merger, the surviving corporation will indemnify the present and former officers and directors of Nuevo and its subsidiaries from liabilities arising out of actions or omissions in their capacity as such at or prior to the effective time of the merger, to the full extent permitted under Delaware law or the surviving corporation’s certificate of incorporation and bylaws. Accordingly, the surviving corporation will maintain Nuevo’s directors’ and officers’ insurance coverage for six years after the effective time of the merger but only to the extent related to actions or omissions prior to the effective time of the merger, provided that the surviving corporation may substitute insurance policies with substantially similar coverage and amounts containing no less advantageous terms than those maintained by Nuevo as of the effective time of the merger. The aggregate amount of premiums to be paid with respect to the maintenance of such policies for the six-year period shall not exceed $2,000,000.

No Appraisal or Dissenters’ Rights

Plains and Nuevo are Delaware corporations. Under Delaware law, Nuevo stockholders are not entitled to appraisal rights.

Termination of Trading of Nuevo Common Stock

If the merger is completed, the shares of Nuevo common stock will cease to be listed on the New York Stock Exchange and will be deregistered under the Securities Exchange Act of 1934.

Regulatory Requirements

Under Hart-Scott-Rodino, the merger can not be completed until the notifications have been given and certain information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and specified waiting period requirements have been satisfied.

At any time before or after the completion of the merger, the Antitrust Division, the Federal Trade Commission or any state could take any action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the merger, rescinding the merger or seeking divestitures of particular assets of Plains and Nuevo. Private parties and non-U.S. governmental authorities may also seek to take legal action under the antitrust laws. A challenge to the merger on antitrust grounds may be made and, if such a challenge is made, it is possible that Plains and Nuevo will not prevail.

TERMS OF THE MERGER AGREEMENT

The following describes the material terms of the merger agreement. The full text of the merger agreement is attached as Annex A and is incorporated herein by reference. We encourage you to read the entire merger agreement.

Merger

Under the merger agreement, Nuevo will merge into Plains, with Plains being the surviving entity. In the alternative, Plains may elect, up to the business day immediately prior to the merger closing, to have PXP California, a newly formed, wholly owned subsidiary of Plains merge into Nuevo, with Nuevo becoming a wholly owned subsidiary of Plains. In the merger, regardless of the structure used, Nuevo common stockholders will receive common stock of Plains, as described below under “Manner and Basis of Converting Securities”.

The merger agreement provides that the closing of the merger will take place on the business day on which all of the conditions to closing of the merger are satisfied or waived, or on such other date agreed to by Plains and Nuevo. Plains and Nuevo anticipate that the closing date will be immediately following the Plains and Nuevo stockholders meetings. The filing of a certificate of merger with the Secretary of State of Delaware will be made as soon as practicable after such closing. The merger will become effective on the later of (i) the date of filing of such certificate of merger or (ii) on a date agreed to by the parties to the merger as stated in the certificate of merger. Plains and Nuevo currently expect to consummate the merger by             .

Manner and Basis of Converting Securities

Nuevo Common Stock. Once the merger becomes effective, each outstanding share of Nuevo common stock will be converted into the right to receive 1.765 shares of common stock, par value $.01 per share, of Plains.

After the time the merger becomes effective, upon presentation of certificates for Nuevo common stock, those certificates will be cancelled and exchanged as set forth in the merger agreement. The merger will not affect Plains common stock that is issued and outstanding immediately prior to the effective time of the merger. In the alternate transaction, the common stock of the Plains merger subsidiary will, at the effective time of the merger, become one share of stock of Nuevo in the merger, which will remain a wholly owned subsidiary of Plains.

Nuevo Stock Options. Each holder of Nuevo options may choose the following:

•	elect to have Nuevo purchase its vested and/or unvested options prior to the merger in the tender offer (see pages 113 to 120);

•	elect to have its options assumed by Plains in the merger; or

•	exercise its vested options for Nuevo common stock prior to the merger.

In the merger, each unpurchased Nuevo option will become an option (i) to purchase that number of shares of Plains common stock obtained by multiplying the number of shares of Nuevo common stock issuable upon the exercise of such option by 1.765, (ii) at an exercise price per share equal to the per share exercise price of such option divided by 1.765, and (iii) otherwise with the same terms and conditions as such outstanding options. However, if Section 421 of the Internal Revenue Code applies to any Nuevo option because of the qualifications under Section 422 or 423 of the Internal Revenue Code, the exercise price, the number of shares purchasable pursuant to option and the terms and conditions of exercise of such option will comply with Section 424(a) of the Internal Revenue Code. Plains will take all corporate actions necessary to reserve for issuance a sufficient number of shares of Plains common stock for delivery upon exercise of the Nuevo options described above that Plains assumes.

Plains will assume as of the effective time of the merger each Nuevo common stock option plan providing for the issuance or grant of those Nuevo options disclosed to Plains in the merger agreement and all of Nuevo’s obligations with respect to such options. Upon assumption of such plans, such amendments thereto as may be required to reflect the merger will be deemed to have been made.

Nuevo Restricted Stock. Immediately before the merger is completed, all restrictions on Nuevo restricted stock awards will expire.

Nuevo Debentures. Following the merger, each TECON will be convertible into the right to receive Plains common stock (and not Nuevo common stock) and the conversion price per share of Nuevo common stock will be adjusted to a conversion price per share equal to $33.64. The treatment of the TECONs will be the same if the alternate transaction is consummated. However, if the alternate transaction is effected, at the effective time of the merger, Plains will deposit in escrow Plains common stock with Nuevo in an amount sufficient to satisfy such rights. Such Plains common stock will be delivered to the debenture holders upon conversion or redelivered to Plains upon the redemption or repayment of the debentures.

Surrender and Payment. Prior to the effective time of the merger, Plains will deposit with American Stock Transfer & Trust Company, the exchange agent, certificates representing the Plains common stock to be issued and cash to be paid to the Nuevo common stockholders. Within five business days after the merger, the exchange agent will send to each holder of record of Nuevo common stock certificates a letter of transmittal and instructions for use in effecting the exchange of their certificates for Plains common stock or, in the case of fractional shares, cash. The exchange agent will exchange (i) the Plains common stock for surrendered whole shares of Nuevo common stock and (ii) cash for surrendered fractional shares of Nuevo common stock, pursuant to the terms of the merger agreement.

If your Nuevo stock certificate has been lost, stolen or destroyed, you may make an affidavit of that fact and, if required by Plains, post bond in such reasonable amount as Plains may direct as indemnity against any claim that may be made against it with respect to such Nuevo stock certificate. Upon receipt of the affidavit and bond, if any, the exchange agent will issue in exchange for such lost, stolen or destroyed Nuevo stock certificate the requisite merger consideration.

Before any person, entity or organization that is not the record holder of surrendered Nuevo common stock certificate(s) receives any of the merger consideration discussed above, (i) the surrendered stock certificate(s) must be properly endorsed or otherwise in proper form for transfer and (ii) the person, entity or organization owning the Nuevo common stock must pay the exchange agent any transfer or other taxes required as a result of such issuance of merger consideration unless he establishes to the exchange agent’s satisfaction that such tax has been paid or is not applicable.

Any shares of Plains common stock and cash that remain unclaimed one year after the effective time of the merger will be returned to Plains. Any holder of Nuevo common stock who has not exchanged his certificates representing such stock prior to that time may thereafter look only to Plains, as general creditor, to exchange his stock certificates or to pay amounts to which he is entitled pursuant to the merger agreement. If outstanding Nuevo common stock certificates are not surrendered within six years after the effective time of the merger (or, prior to any earlier date on which the merger consideration issuable and/or payable with respect to such certificates would otherwise escheat to or become the property of any governmental unit or agency), the merger consideration payable and/or issuable with respect to those shares will become the property of Plains to the extent permitted by applicable law. None of Nuevo, Plains or PXP California, however, will be liable to any holder of Nuevo common stock certificates for any amount paid, or merger consideration delivered, to a public official pursuant to applicable abandoned property, escheat or similar laws.

Nuevo will act as the exchange agent for the redemption of the Nuevo options. Promptly upon the termination of the redemption offer period, Nuevo will pay cash for the purchased options.

Representations and Warranties

The merger agreement contains customary representations and warranties of Plains and Nuevo relating to various aspects of the respective businesses and financial statements of the parties and other matters. The representations and warranties will not survive the merger, but they will serve as the basis of conditions to each of Plains’ and Nuevo’s obligations to complete the merger.

Conduct of Business Pending the Merger

Plains and Nuevo have agreed that, prior to the merger, each party will operate its business in the ordinary course consistent with past practice and will use all commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees.

In addition, the merger agreement places specific restrictions on the ability of Plains and Nuevo (and Nuevo’s subsidiaries) to, among other things:

•	adopt or amend their charters or bylaws (or similar organizational documents);

•	declare, set aside or pay any dividends on common stock or repurchase, redeem or otherwise acquire equity interests in Plains, Nuevo or any of Plains’ subsidiaries (as applicable);

•	merge or consolidate with another entity;

•	make a material acquisition, enter into a new line of business or commence business operations in a new country;

•	dispose of material assets or properties;

•	settle a material tax audit, change any material tax elections or file a material amended tax return;

•	issue securities or amend the terms of any of their outstanding securities;

•	incur any indebtedness outside the ordinary course of business;

•	in the case of Nuevo and its subsidiaries, increase compensation to executive officers or employees;

•	in the case of Nuevo and its subsidiaries, settle pending litigation outside the ordinary course of business;

•	make changes in its method of accounting;

•	adopt a plan of partial or complete liquidation, dissolution or reorganization;

•	participate in material new oil and gas operations;

•	enter into hedging transactions outside the ordinary course of business;

•	adopt, amend, assume obligations under or terminate any employee benefit plan or collective bargaining agreement or enter into or amend any employment, severance or similar contract;

•	with respect to Nuevo, approve a salary increase or terminate an employee eligible for a severance payment;

•	with respect to Nuevo, create or acquire any subsidiaries;

•	enter into seismic data licenses, other than pursuant to agreements or commitments existing on the date of the merger agreement;

•	with respect to Nuevo, amend, modify or waive any provision of its rights agreement, redeem rights issued under the rights agreement or render any of those rights inapplicable to any transaction other than the merger; and

•	with respect to Nuevo, grant approval pursuant to the Delaware General Corporation Law of any acquisition of Nuevo’s common stock.

Certain Additional Provisions

Tax Treatment of the Merger. Plains and Nuevo have agreed to use all commercially reasonable efforts to cause the merger to qualify, and will not take and will use all commercially reasonable efforts to prevent any subsidiary of Plains or Nuevo (as applicable) from taking, any actions which could prevent the merger from qualifying as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code.

Acquisition Proposals (No-Shop Provisions). Until the termination of the merger agreement, Plains, Nuevo, and their officers, directors and agents will not:

•	solicit, initiate or encourage an acquisition proposal or any inquiries or the making of any proposal that constitutes or reasonably could be expected to lead to an acquisition proposal;

•	enter into any agreement with respect to an acquisition proposal;

•	engage or participate in discussions or negotiations with a third party; or

•	disclose any nonpublic information with respect to, or otherwise cooperate in any way with an acquisition proposal.

However, Nuevo and Plains may under certain circumstances communicate with third parties that make bona fide unsolicited written acquisition proposals that could result in a transaction more favorable from a financial point of view to its stockholders. The term “acquisition proposal” means any inquiry or proposal relating to any acquisition of (i) assets or businesses representing 10% or more of Plains or Nuevo (as applicable) or (ii) 10% or more of the outstanding equity interests in Plains or Nuevo (as applicable) or any of its subsidiaries, individually or taken together, holding such assets or businesses. Nuevo will not waive any provisions of a confidentiality agreement entered into with any person who has indicated a willingness to make an acquisition proposal with respect to Nuevo. However, Nuevo may waive any provision of any stand-still or similar agreement in effect on the date of the merger agreement to allow a person to make an acquisition proposal with respect to Nuevo, so long as on that date, Nuevo and the person making the acquisition proposal become subject to stand-still provisions at least as restrictive as those in confidentiality agreements between Plains and Nuevo.

In addition, each company has agreed to inform the other of any acquisition proposal or negotiations regarding an acquisition proposal.

Board, Committees and Executive Officers. Plains will use its best efforts to cause Robert L. Gerry III and Isaac Arnold, Jr., current members of Nuevo’s board, to be elected as members of its board of directors simultaneous with the closing of the merger, and each will serve as a director for a term expiring at Plains’ next annual meeting of stockholders following the effective time of the merger.

Subordinated Indenture. On or prior to the effective time of the merger, Plains or, in the case of the alternate transaction, Nuevo will deliver to the indenture trustee for Nuevo’s convertible subordinated debentures underlying the TECONS a supplemental indenture to the indenture related to the debentures that (i) confirms that the debentures are convertible into Plains common stock and (ii) appropriately adjusts the debenture conversion ratio contained in the indenture.

Conditions to the Merger

Conditions to the Obligations of Each Party. Unless waived, the respective obligations of each party to effect the merger will be subject to the fulfillment of the following conditions:

•	the requisite approval of the stockholders of Plains and Nuevo;

•	the absence of any statute, injunction, order, judgment or other legal restraint prohibiting, enjoining or restricting the completion of the merger;

•	the absence of any stop order regarding the registration statement relating to the merger or any proceeding for such purpose pending before or threatened by the SEC;

•	the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

•	the receipt of such permits, authorizations, consents, or approvals required to consummate the transactions contemplated by the merger agreement; and

•	the approval for listing of the Plains common stock to be issued in the merger and in connection with the conversion of the debentures, assumed options, and any other convertible securities on the New York Stock Exchange.

Plains and Nuevo currently expect each of these conditions to be satisfied prior to or promptly after the stockholder meetings. Other than the declaration of effectiveness by the SEC and expiration of the Hart-Scott-Rodino waiting period or Hart-Scott-Rodino approval, there are no required governmental permits, authorizations, consents or approvals required to consummate the merger.

Conditions to Plains’ Obligations. Unless waived by Plains, the obligation of Plains to effect the merger is subject to the satisfaction at or prior to the effective time of the merger of the following additional conditions, among others:

•	compliance by Nuevo with its obligations under the merger agreement and the representations and warranties of Nuevo contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

•	the absence of any change in the financial condition, business or operations of Nuevo that would constitute a material adverse effect;

•	the receipt by Plains of a “comfort” letter from KPMG LLP;

•	the receipt by Plains of an opinion from its tax counsel to the effect that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code;

•	the receipt by Plains of an opinion from its tax counsel to the effect that the merger will not adversely effect the tax treatment of the distribution of the stock of Plains by Plains Resources to its stockholders; and

•	each consent, waiver and approval required by Nuevo to have been obtained has been obtained, and Nuevo must have provided Plains with copies of all such consents, waivers and approvals.

Plains and Nuevo currently expect each of these conditions to be satisfied prior to or promptly after the stockholder meetings.

Conditions to Nuevo’s Obligations. Unless waived by Nuevo, the obligation of Nuevo to effect the merger is subject to the following conditions, among others:

•	compliance by Plains with its obligations under the merger agreement and the representations and warranties of Plains contained in the merger agreement being true and correct both as of the date of the merger agreement and as of the effective time;

•	there must not have occurred any change in the financial condition, business or operations of Plains that would constitute a material adverse effect;

•	the receipt by Nuevo of a “comfort” letter from PricewaterhouseCoopers LLP;

•	the receipt by Nuevo of an opinion from its tax counsel to the effect that the merger will constitute a reorganization under Section 368(a) of the Internal Revenue Code; and

•	all of Nuevo’s indebtedness under its credit facility shall have been paid or refinanced, or Nuevo shall have received consent under its credit facility to enter into the merger agreement.

Plains and Nuevo currently expect each of these conditions to be satisfied prior to or promptly after the stockholder meetings.

Termination

The merger agreement may be terminated at any time prior to the effective time, whether before or after approval by the stockholders of Plains or Nuevo:

•	by mutual written consent of Nuevo and Plains; or

•	by either Plains or Nuevo if:

✓	the merger has not occurred by September 30, 2004, provided the party seeking termination is not in material breach of the merger agreement;

✓	the other party is in material breach of the merger agreement and such breach is not cured in all material respects within 20 business days after notice of such breach;

✓	any law, rule or regulation makes consummation of the merger illegal or if any final and nonappealable judgment, injunction, order or decree of a court or other governmental authority of competent jurisdiction restrains or prohibits the consummation of the merger;

✓	the Plains or Nuevo stockholders fail to approve the merger;

✓	the board of directors of the other party withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to such party or the board recommends any acquisition proposal to its stockholders or resolves to do any of the foregoing;

•	a tender offer or exchange offer for 30% or more of the outstanding shares of capital stock of the other party is commenced, and the board of directors of the other party does not recommend that its stockholders not tender their shares into such tender or exchange offer; or

•	if the other party accepts a superior proposal and pays the applicable termination fee to such party.

The term “superior proposal” means an unsolicited bona fide proposal made by a third party relating to an acquisition proposal on terms that the applicable board of directors determines it cannot reject in favor of the merger, based on applicable fiduciary duties and the advice of its financial advisors and outside counsel.

Termination Fees and Expenses

The merger agreement provides that, except as provided below, all expenses incurred by the parties will be borne by the party that has incurred such expenses. If the merger agreement is terminated for any reason, Nuevo and Plains will share equally the expenses relating to this document and all regulatory filing fees.

The merger agreement provides for the payment by either party to the other of a termination fee of $10.0 million plus expenses of up to $2.0 million, if the merger agreement is terminated in the following circumstances:

Payment of a Termination Fee by Plains. Plains will pay Nuevo a termination fee if the merger agreement is terminated:

•	by Nuevo if the merger has not occurred by September 30, 2004 or if Plains is in material breach of the merger agreement and in either case:

✓	Plains consummates a transaction that would constitute a Plains acquisition proposal,

✓	Plains enters into a definitive agreement providing for a Plains acquisition proposal that has been approved by the Plains board, or

✓	any person or “group” acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the Plains common stock and Plains has taken any action for the benefit of such person facilitating the acquisition by such person or group of such beneficial ownership;

•	by Nuevo or Plains if:

✓	a Plains acquisition proposal has been made or otherwise becomes publicly known or any person has publicly announced an intention to make a Plains acquisition proposal, and

✓	within 12 months after such termination, Plains or any of its subsidiaries enter into a definitive agreement with respect to, or consummates, a Plains acquisition proposal;

•	by Plains or Nuevo, if Plains accepts a superior proposal; and

•	by Nuevo if Plains does not have a right to terminate the merger agreement and:

✓	the board of directors of Plains withdraws, modifies or changes its recommendation of the merger agreement or the merger in a manner adverse to such party or the board recommends any acquisition proposal to its stockholders or resolves to do any of the foregoing, or

✓	a tender offer or exchange offer for 30% or more outstanding shares of capital stock of Plains is commenced, and the board of directors of Plains does not recommend that its stockholders not tender their shares into such tender or exchange offer.

Plains will not be obligated to pay Nuevo a termination fee under any circumstances, except under the second bullet point above, if the Plains stockholders fail to approve the merger agreement and the merger or alternatively the issuance of Plains common stock. In addition, Plains will not be obligated to pay a termination fee if Plains sells its Mt. Poso, Arroyo Grande or Illinois Basin fields.

Payment of a Termination Fee by Nuevo. Nuevo will pay Plains a termination fee if the merger agreement is terminated:

•	by Plains if the merger has not occurred by September 30, 2004 or if Nuevo in is material breach of the merger agreement, and in either case;

✓	Nuevo consummates a transaction that would constitute a Nuevo acquisition proposal,

✓	Nuevo enters into a definitive agreement providing for a Nuevo acquisition proposal that has been approved by the Nuevo board, or

✓	any person or “group” acquires beneficial ownership or the right to acquire beneficial ownership of 50% or more of the Nuevo common stock and Nuevo has taken any action for the benefit of such person facilitating the acquisition by such person or group of such beneficial ownership;

•	by Nuevo or Plains if:

✓	before the merger agreement is terminated, a Nuevo acquisition proposal has been made or otherwise becomes publicly known or any person has publicly announced an intention to make a Nuevo acquisition proposal, and

✓	within 12 months after such termination, Nuevo or any of its subsidiaries enter into a definitive agreement with respect to, or consummates, a Nuevo acquisition proposal

•	by Plains or Nuevo, if Nuevo accepts a superior proposal;

•	by Plains if Nuevo does not have a right to terminate the merger agreement and:

✓	the board of directors of Nuevo withdraws, modifies or changes its recommendation of the merger agreement or the merger adverse to such party or the board recommends any acquisition proposal to its stockholders or resolves to do any of the foregoing, or

✓	a tender offer or exchange offer for 30% or more outstanding shares of capital stock of Nuevo is commenced, and the board of directors of Nuevo does not recommend that its stockholders not tender their shares into such tender or exchange offer.

Nuevo will not be obligated to pay Plains a termination fee under any circumstances, except under the second bullet point above, if the Nuevo stockholders fail to approve the merger agreement and the merger. In addition, Nuevo will not be obligated to pay a termination fee in connection with the sale of its oil and gas interests in The Republic of Congo or if Nuevo sells its oil and gas interests offshore California.

Amendment; Extension and Waiver.

Amendment. Subject to the next sentence, the merger agreement may be amended at any time by the action or authorization of Plains’ board of directors and Nuevo’s board of directors. If the merger agreement has been approved by the Plains stockholders and the Nuevo stockholders, then no amendment can be made that by law requires the further approval of stockholders without obtaining such further approval.

Extension. At any time prior to the effective time of the merger, each of Plains and Nuevo may, to the extent permitted by law:

•	grant the other party additional time to perform its obligations under the merger agreement,

•	waive any inaccuracies in the representations and warranties of the other party; and

•	waive compliance with any agreements or conditions for the benefit of that party.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following summarizes the material U.S. federal income tax consequences of the merger to holders of Nuevo common stock. This summary constitutes the opinion of Akin Gump Strauss Hauer & Feld LLP and Haynes and Boone, LLP as to the material U.S. federal income tax consequences to the stockholders of Nuevo and Plains as a result of the merger. This summary addresses only those stockholders who hold their shares of Nuevo common stock as a capital asset, and does not address all of the U.S. federal income tax consequences that may be relevant to particular Nuevo stockholders in light of their individual circumstances, or to Nuevo stockholders who are subject to special rules, such as:

•	financial institutions;

•	mutual funds;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	traders in securities who elect to apply a market-to-market method of accounting;

•	foreign holders;

•	persons who hold shares of Nuevo common stock as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction; or

•	holders who acquired their shares of Nuevo common stock upon the exercise of warrants or employee stock options or otherwise as compensation.

The following also summarizes the anticipated material U.S. federal income tax consequences of the merger to Nuevo, Plains merger subsidiary and Plains.

The following summary is not binding on the Internal Revenue Service. It is based upon the Internal Revenue Code of 1986, as amended, and the regulations, rulings, and decisions thereunder in effect as of the date of this document, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws and U.S. federal laws other than U.S. federal income tax laws are not addressed. Nuevo stockholders are urged to consult their tax advisors as to the specific tax consequences to them of the merger, including the applicability and effect of U.S. federal, state, local and foreign income and other tax laws in their particular circumstances.

It is a condition to the closing of the merger that Nuevo and Plains each receive an opinion from its tax counsel to the effect that the merger constitutes a reorganization under Section 368(a) of the Internal Revenue Code. Nuevo’s tax counsel, Haynes and Boone, LLP, concludes that Nuevo and Plains shall each be a party to the reorganization, and that no gain or loss shall be recognized by the Nuevo stockholders upon the receipt of Plains common stock in exchange for Nuevo common stock pursuant to the merger, except with respect to any cash received in lieu of fractional share interests. In addition, Plains’ tax counsel, Akin Gump Strauss Hauer & Feld LLP, concludes that Nuevo and Plains shall each be a party to the reorganization, and that neither Plains nor Nuevo will recognize gain or loss as a result of the merger.

These opinions will be based on customary assumptions and representations made by, among others, Plains, Plains merger subsidiary and Nuevo and will not be delivered unless the value of the Plains’ stock issued in the merger constitutes 80% or more of the value of the combined merger consideration. In addition to the market value of Plains common stock on the effective date of the merger, various factors affect this determination, including:

•	whether the trading price of Plains common stock at the effective time of the merger equals the market price as determined under the merger agreement; and

•	the amount of cash paid in lieu of fractional share interests.

Accordingly, it is not possible to state with certainty the minimum trading price of the Plains common stock at which the value of the Plains common stock to be received in the merger will be equal to at least 80% of the value of the combined merger consideration as of the completion of the merger. Assuming that there is no significant cash to be paid in lieu of fractional share interests, then the value of Plains common stock to be received in the merger will be equal to at least 80% of the value of the combined merger consideration.

If the conclusions in the tax opinions delivered at closing are materially different from the opinions described herein, we will resolicit stockholder approval. Further, if the parties waive the condition that they receive such opinions, we will resolicit stockholder approval if the change in tax consequences is material.

An opinion of counsel represents counsel’s best legal judgment and is not binding on the Internal Revenue Service or any court. No ruling has been, or will be, sought from the Internal Revenue Service as to the tax consequences of the merger. Further, the tax opinion is not conditioned on the request or the ruling, and the issuance or non-issuance of any such ruling in response to the request will not affect the opinion or our ability to consummate the merger. The following discussion assumes that the foregoing factual conditions are met and, therefore, the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code.

Tax Consequences to Holders of Nuevo Common Stock

Recognition of Gain or Loss. Holders of shares of Nuevo common stock that receive shares of Plains common stock in the merger will not recognize gain or loss for U.S. federal income tax purposes.

Tax Basis for Plains Common Stock. Each stockholder’s aggregate tax basis in the shares of Plains common stock received in the merger will be the same as such stockholder’s aggregate tax basis in the shares of Nuevo common stock surrendered in the merger, (1) increased by any gain recognized, (2) decreased by any cash received, and (3) further decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received.

Holding Period for Plains Common Stock. The holding period of the shares of Plains common stock received in the merger by a holder of shares of Nuevo common stock will include the holding period of the shares of Nuevo common stock that such stockholder surrendered in the merger.

Cash Received in Lieu of a Fractional Share of Plains Common Stock. A holder of shares of Nuevo common stock that receives cash in lieu of a fractional share of Plains common stock generally will recognize gain or loss equal to the difference between the amount of cash received and such stockholder’s tax basis in the shares of Nuevo common stock allocable to the fractional share. That gain or loss generally will constitute capital gain or loss.

Taxation of Capital Gain or Loss. In the case of an individual stockholder, any of this capital gain generally will be subject to a maximum U.S. federal income tax rate of 15% if the individual has held the shares of Nuevo common stock for more than 12 months on the date of the merger. The deductibility of capital losses is subject to limitations for both individuals and corporations.

Reporting Requirements. Nuevo stockholders receiving Plains common stock in the merger should file a statement with their United States federal income tax returns setting forth their adjusted tax basis in the Nuevo common stock exchanged in the merger and the fair market value of the Plains common stock and the amount of cash received in the merger. In addition, Nuevo stockholders will be required to retain permanent records of these facts relating to the merger.

Tax Consequences to Plains and Plains Merger Subsidiary

No gain or loss will be recognized by Plains or PXP California in the merger. PXP California’s tax basis in the assets acquired from Nuevo pursuant to the merger will be the same as Nuevo’s tax basis in those assets immediately prior to the merger. PXP California’s holding period for the assets acquired from Nuevo pursuant to the merger will include Nuevo’s holding period for those assets.

The merger will not adversely affect the tax treatment of the spin-off of Plains from Plains Resources under Section 355 of the Code as ruled by the Internal Revenue Service in its private letter rulings to Plains Resources dated November 5, 2002 and May 22, 2002.

Tax Consequences to Nuevo

No gain or loss will be recognized by Nuevo in the merger.

Tax Consequences to Plains Stockholders

Because shares of Plains common stock will remain unchanged in the merger, the merger will not cause Plains stockholders to recognize any gain or loss.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS

The following tables sets forth information regarding the beneficial ownership of:

•	Plains and Nuevo common stock as of April 1, 2004; and

•	the combined company common stock after the effective time of the merger assuming:

✓	that the exchange ratio is 1.765 shares of Plains common stock for each share of Nuevo common stock; and

✓	that Messrs. Arnold and Gerry convert their Nuevo options into Plains options.

by:

•	each current director and executive officer of Plains and each current director and named executive officer of Nuevo;

•	all current executive officers and directors as a group; and

•	each person known by Plains or Nuevo, as applicable, to own beneficially more than 5% of the outstanding shares of Plains or Nuevo common stock, as applicable.

Beneficial ownership has been determined in accordance with applicable SEC rules, under which a person is deemed to be the beneficial owner of securities if he or she has or shares voting power or investment power with respect to such securities or has the right to acquire beneficial ownership within 60 days.

Unless otherwise indicated, to the knowledge of Plains or Nuevo, as applicable, the persons listed in the table below have sole voting and investment powers with respect to the shares indicated. The address of the Plains and the combined company directors and officers is 700 Milam Street, Suite 3100, Houston, Texas 77002. The address of the Nuevo directors and officers is 1021 Main, Suite 2100, Houston, Texas 77002.

The percentages are based on (i) 20,389,323 shares of Nuevo common stock issued and outstanding on April 1, 2004, and (ii) 40,426,783 shares of Plains common stock issued and outstanding as of April 1, 2004. The combined company percentages are based on 79,347,982 shares of Plains common stock assumed to be issued and outstanding immediately after the merger.

Plains

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Alan R. Buckwalter, III	3,334	*
Jerry L. Dees	7,151	*
Tom H. Delimitros	10,640	*	(1)
Cynthia A. Feeback	6,089	*
James C. Flores	1,103,524	2.7	%(2)
Thomas M. Gladney	11,310	*
John H. Lollar	16,749	*
Stephen A. Thorington	61,869	*
John F. Wombwell	0	*
Directors and Executive Officers as a group (9 persons)	1,220,666	3.0%
EnCap Investments L.L.C.	2,371,868	5.9	%(3)
Advisory Research, Inc.	3,888,374	9.63	%(4)

*	Represents less than 1%.
(1)	Includes 38 shares that are owned by Mr. Delimitros’ spouse.
(2)	Includes 1,000,000 shares held directly by Sable Management, L.P., the general partner of which is Sable Management, LLC, of which Mr. Flores is the sole member.
(3)	Based on the Amendment to Schedule 13D jointly filed by EnCap Investments L.L.C., EnCap Investments L.P., EnCap Investments GP, L.L.C., RNBD GPLLC, David B. Miller, Gary R. Petersen, D. Martin Phillips, and Robert L. Zorich on April 2, 2004. Represents 1,194,700 shares beneficially owned by EnCap Energy Fund III, L.P., 886,814 shares of Plains common stock beneficially owned by EnCap Energy Capital Fund III-B, L.P. and 290,354 shares of Plains common stock beneficially owned by BOCP Energy Partners, L.P., each of which may be deemed beneficially owned by EnCap Investments L.L.C. as a result of EnCap Investments L.L.C. being the general partner or controlling person of such persons. The address for EnCap Investments L.L.C. is 1100 Louisiana, Suite 3150, Houston, Texas 77002.
(4)	Based on the Schedule 13G filed by Advisory Research, Inc. on February 17, 2004. The address for Advisory Research, Inc. is Two Prudential Plaza, 180 N. Stetson, Suite 5780, Chicago, Illinois 60601.

Nuevo

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Isaac Arnold, Jr.	119,283	*	(1)
Charles M. Elson	53,166	*	(2)
Robert L. Gerry III	141,687	*	(3)
J. Frank Haasbeek	7,362	*	(4)
James T. Jongebloed	12,150	*	(5)
Gary R. Petersen	35,068	*	(6)
Sheryl K. Pressler	16,296	*	(7)
James L. Payne	325,828	1.6	%(8)
Phillip A. Gobe	201,896	*	(9)
Bruce K. Murchison	161,732	*	(10)
George B. Nilsen	98,340	*	(11)
John P. McGinnis	123,577	*	(12)
Michael S. Wilkes	20,447	*	(13)
Directors and Executive Officers as a group (13 persons)	1,316,832	6.5%
Franklin Resources, Inc. Franklin Advisers, Inc. Charles B. Johnson Rupert H. Johnson, Jr.	1,522,912	7.5	%(14)
Artisan Partners Limited Partnership Artisan Investment Corporation Andrew A. Ziegler Carlene M. Ziegler	1,468,701	7.2	%(15)
Barclays Global Investors, NA Barclays Bank PLC Barclays Global Fund Advisors	2,400,590	11.8	%(16)
Wellington Management Company, LLP	1,331,324	6.6	%(17)

*	Represents less than 1%.
(1)	Includes 30,458 shares of unvested restricted common stock and options to acquire 44,000 shares of Nuevo common stock exercisable within 60 days.
(2)	Includes 23,888 shares of unvested restricted common stock and options to acquire 25,250 shares of Nuevo common stock exercisable within 60 days.
(3)	Includes 9,250 shares of unvested restricted common stock and options to acquire 131,500 shares of Nuevo common stock exercisable within 60 days.
(4)	Includes 7,362 shares of unvested restricted common stock.
(5)	Includes 8,650 shares of unvested restricted common stock and options to acquire 3,500 shares of Nuevo common stock exercisable within 60 days.
(6)	Includes 12,065 shares of unvested restricted common stock and options to acquire 15,000 shares of Nuevo common stock exercisable within 60 days.
(7)	Includes 12,796 shares of unvested restricted common stock and options to acquire 3,500 shares of Nuevo common stock exercisable within 60 days.
(8)	Includes 100,000 shares of unvested restricted common stock and options to acquire 66,667 shares of Nuevo common stock exercisable within 60 days.
(9)	Includes 31,666 shares of unvested restricted common stock and options to acquire 130,000 shares of Nuevo common stock exercisable within 60 days.
(10)	Includes 26,666 shares of unvested restricted common stock and options to acquire 99,792 shares of Nuevo common stock exercisable within 60 days.

(11)	Includes 25,000 shares of unvested restricted common stock and options to acquire 55,000 shares of Nuevo common stock exercisable within 60 days.
(12)	Includes 9,000 shares of unvested restricted common stock and options to acquire 91,230 shares of Nuevo common stock exercisable within 60 days.
(13)	Includes 18,333 shares of unvested restricted common stock.
(14)	Based on the Schedule 13G filed by Franklin Resources, Inc., Charles B. Johnson, Rupert H. Johnson, Jr. and Franklin Advisors, Inc. with the SEC on February 10, 2004, Franklin Advisers, Inc. is reported to have sole voting and dispositive power over 1,434,012 shares, and Franklin Advisory Services, LLC has sole voting power over 88,900 shares. Franklin Advisers, Inc. and Franklin Advisory Services, LLC are both wholly owned investment advisory subsidiaries of Franklin Resources, Inc. Each of Messrs. Charles B. Johnson and Rupert H. Johnson, Jr. own in excess of 10% of the outstanding common stock of Franklin Resources, Inc. As the principal stockholders of Franklin Resources, Inc., each of Messrs. Charles B. Johnson and Rupert H. Johnson, Jr. may be deemed for certain purposes to be beneficial owners of the shares beneficially owned by Franklin Resources, Inc. Shares beneficially owned by Franklin Resources, Inc. include 1,434,012 shares which may be received upon conversion of TECONs. The address of each of Franklin Resources, Inc., Franklin Advisers, Inc., Charles B. Johnson and Rupert H. Johnson, Jr. is One Franklin Parkway, San Mateo, California 94403.
(15)	Based on the Schedule 13G filed by Artisan Partners Limited Partnership with the SEC on January 23, 2004, Artisan Partners Limited Partnership is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Artisan Investment Corporation is the General Partner of Artisan Partners, and Mr. Ziegler and Ms. Ziegler are the principal stockholders of Artisan Corp. Artisan Corp. reported shared dispositive and shared voting power with respect to all 1,468,701 shares. The shares reported herein have been acquired on behalf of discretionary clients of Artisan Partners. Persons other than Artisan Partners are entitled to receive all dividends from, and proceeds from the sale of, those shares. To the knowledge of Artisan Partners, Artisan Corp., Mr. Ziegler or Ms. Ziegler, none of such persons has an economic interest in more than five percent of the class of stock. The address of each of Artisan Partners Limited Partnership, Artisan Investment Corporation, Andrew A. Ziegler and Carlene M. Ziegler is 1000 North Water Street, #1770, Milwaukee, Wisconsin 53202.
(16)	Based on the Schedule 13G filed by Barclays Global Investors, NA et al with the SEC on February 13, 2004, Barclays Global Investors, NA and Barclays Bank PLC are banks as defined in section 3(a)(6) of the Securities Exchange Act of 1934 and reported a combined total of 2,072,546 shares. Barclays Global Investors, NA has sole voting and dispositive power of 1,793,918 shares and shares voting and dispositive power over 268,928 shares and Barclays Bank PLC has sole voting and dispositive power of 9,700 shares. Barclays Global Fund Advisors, an investment advisor, has sole vesting and dispositive power of 328,044 shares. The shares reported are held in trust accounts for the economic benefit of the beneficiaries of those accounts. The address of Barclays Global Investors, NA, Barclays Bank PLC and Barclays Global Fund Advisors is 45 Fremont Street, San Francisco, California 94105.
(17)	Based on the Schedule 13G filed by Wellington Management Company, LLP with the SEC on February 13, 2004, Wellington Management Company, LLP reported shared voting power with respect to 703,430 shares and shared dispositive power with respect to 1,032,894 shares. These securities are beneficially owned by Wellington Management Company, LLP in its capacity as investment adviser and are owned of record by the clients of Wellington Management Company, LLP. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of this class of securities. The address for Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

The Combined Company

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Isaac Arnold, Jr.	210,534	*	(1)
Alan R. Buckwalter, III	3,334	*
Jerry L. Dees	7,151	*
Tom H. Delimitros	10,640	*	(2)
Cynthia A. Feeback	6,089	*
James C. Flores	1,103,524	1.4%	(3)
Robert L. Gerry III	250,077	*	(4)
Thomas M. Gladney	11,310	*
John H. Lollar	16,749	*
Stephen A. Thorington	61,869	*
John F. Wombwell	0	*
Directors and Executive Officers as a group (11 persons)	1,680,941	2.1%	(3)
Barclays Global Investors, NA	4,237,041	5.3%	(5)
Barclays Bank PLC
Barclays Global Fund Advisors

*	Represents less than 1%.
(1)	These shares include options to acquire 77,660 shares of Plains common stock exercisable within 60 days.
(2)	These shares include 38 shares that are owned by Mr. Delimitros’ spouse.
(3)	1,000,000 of these shares are held directly by Sable Management, L.P., the general partner of which is Sable Management, LLC, of which Mr. Flores is the sole member.
(4)	These shares include options to acquire 232,098 shares of Plains common stock exercisable within 60 days.
(5)	Based on the Schedule 13G filed by Barclays Global Investors, NA et al with the SEC on February 13, 2004 for Nuevo, Barclays Global Investors, NA and Barclays Bank PLC are banks as defined in Section 3(a)(6) of the Securities Exchange Act of 1934 and reported a combined total of 3,658,043 shares. Barclays Global Investors, NA has sole voting and dispositive power of 3,166,265 shares and shares voting and dispositive power over 474,657 shares and Barclays Bank PLC has sole voting and dispositive power of 17,120 shares. Barclays Global Fund Advisers, an investment adviser has sole voting and dispositive power of 578,997 shares. The shares reported are held in trust accounts for the economic benefit of the beneficiaries of those accounts. The address of each of Barclay’s Global Investor, NA and Barclays Global Fund Advisers is 45 Fremont Street, San Francisco, California 94105.

COMPARISON OF STOCKHOLDER RIGHTS

The rights of Nuevo stockholders are governed by Nuevo’s certificate of incorporation and bylaws, each as amended, restated, supplemented or otherwise modified from time to time, and the laws of the State of Delaware, and the rights of Plains stockholders are governed by Plains’ certificate of incorporation and bylaws, each as amended, restated, supplemented or otherwise modified from time to time, and the laws of the State of Delaware. After the merger, the Nuevo stockholders will become stockholders of Plains and accordingly their rights will be governed by Plains’ certificate of incorporation and bylaws, each as amended, restated, supplemented or otherwise modified from time to time, and the laws of the State of Delaware. While the rights and privileges of Nuevo stockholders are, in many instances, comparable to those of the stockholders of Plains, there are some differences. The following is a summary of the material differences as of the date of this document between the rights of the Nuevo stockholders and the rights of Plains stockholders. These differences arise from differences between the respective charters and bylaws of Nuevo and Plains.

The following discussion of these differences is only a summary of the material differences and does not purport to be a complete description of all the differences. Please consult the following references to the DGCL and the respective certificates of incorporation and bylaws, each as amended, restated, supplemented or otherwise modified from time to time, of Nuevo and Plains for a more complete understanding of these differences.

Plains	Nuevo
Capital Stock:
Pre-Merger:	Pre-Merger:

Plains is authorized to issue:

•   100,000,000 shares of common stock, of which 40,426,783 are issued and outstanding as of April 1, 2004.

•   5,000,000 shares of preferred stock, of which none are issued and outstanding.

Nuevo is authorized to issue:

•   50,000,000 shares of common stock, of which 20,389,323 are issued and outstanding as of April 1, 2004.

•   10,000,000 shares of preferred stock, of which none are issued and outstanding.

Post-Merger:

Plains will be authorized to issue:

•   150,000,000 shares of common stock (assuming approval of the amendment to the certificate of incorporation to increase authorized capital).

•   5,000,000 shares of preferred stock, of which none are issued and outstanding.

Number and Term of Directors:
Pre-Merger:	Pre-Merger:
• The board must consist of at least three directors who are elected annually. Currently, there are five directors on the board.	• The board must consist of at least three directors who are elected annually. Currently, there are eight directors on the board.

Post-Merger:
• Same as pre-merger, but there will be seven directors on the board.

Stockholder Consents:
Pre-Merger and Post-Merger:	Pre-Merger:
• Unless authorized in advance by the board, Plains stockholders may not act by written consent.	• Nuevo stockholders may act by written consent if all of the stockholders entitled to vote consent in writing.

Plains	Nuevo
Removal of Directors:
Pre-Merger and Post-Merger:	Pre-Merger:
• Upon proper notice, any director may be removed, with or without cause, by a majority stockholder vote.	• Any director may be removed only for cause by the affirmative vote of the holders of at least 80% of the shares of Nuevo entitled to vote, generally in the election of directors.

Votes Per Share:
Pre-Merger and Post-Merger:	Pre-Merger:
• Each stockholder is entitled to one vote per share.	• Each stockholder is entitled to one vote per share.

Adjournment of Stockholder Meetings:
Pre-Merger and Post-Merger:	Pre-Merger:
• If a quorum is not represented at a stockholder meeting, a majority of stockholders has the power to adjourn the meeting until a quorum is represented.	• If a quorum is not represented at a stockholder meeting, a majority of stockholders has the power to adjourn the meeting until a quorum is represented.

Proxies:
Pre-Merger and Post-Merger:	Pre-Merger:
• No proxy shall be voted on after three years from its date, unless a longer period is provided.	• No proxy shall be voted on after three years from its date, unless a longer period is provided.

Director Nominations:
Pre-Merger and Post-Merger:	Pre-Merger:
• Neither the Plains certificate of incorporation nor its bylaws have any provisions dealing with this issue.

•   Nominations for the election of directors may be made by the Nuevo board or any Nuevo stockholder entitled to vote for the election of directors. Any such stockholder may so nominate by giving written notice 120 days prior to making such nomination.

Special Meeting of Stockholders:
Pre-Merger and Post-Merger:	Pre-Merger:

•   May be called by chairman of the board or the chief executive officer of Plains and must be called by chief executive officer or secretary of Plains at the written request of a majority of the board.

•   May be called by the president or the board of directors or by written order of a majority of the directors. In addition, a special meeting shall be called by the president or secretary at the request, in writing, of the stockholders owning 80% of the stock issued and outstanding and entitled to vote.

Charter Amendments:
Pre-Merger and Post-Merger:	Pre-Merger:
• The Plains certificate of incorporation may be amended as provided under the DGCL (i.e. upon the affirmative vote of 50% of the outstanding common stock).

•   The Nuevo certificate of incorporation may be amended as provided under the DGCL. Also, an affirmative vote of 80% of the Nuevo shares entitled to vote is required to amend, repeal or adopt provisions inconsistent with Article Six of Nuevo’s certificate of incorporation, which addresses the number, election, terms and removal of directors.

DESCRIPTION OF PLAINS CAPITAL STOCK

Pursuant to its certificate of incorporation, Plains has the authority to issue an aggregate of 105,000,000 shares of capital stock, consisting of 100,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, par value $0.01 per share. On April 1, 2004 Plains had 40,426,783 shares of common stock outstanding and no shares of preferred stock outstanding. If the merger occurs and Plains stockholders approve the amendment to the Plains certificate of incorporation, Plains will have 150,000,000 of common shares authorized.

Selected provisions of Plains’ organizational documents are summarized below, however, you should read the organizational documents, which are filed as exhibits to the registration statement, for other provisions that may be important to you. In addition, you should be aware that the summary below does not give full effect to the terms of the provisions of statutory or common law which may affect your rights as a stockholder.

Common Stock

Voting rights. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of Plains’ stockholders. Plains’ stockholders do not have the right to cumulate their votes in the election of directors.

Dividends, distributions and stock splits. Holders of Plains common stock are entitled to receive dividends if, as and when such dividends are declared by Plains’ board out of assets legally available therefor after payment of dividends required to be paid on shares of preferred stock, if any. Plains’ credit facility and the indenture relating to its 8.75% senior subordinated notes restrict its ability to pay cash dividends.

Liquidation. In the event of any dissolution, liquidation, or winding up of Plains’ affairs, whether voluntary or involuntary, after payment of its debts and other liabilities and making provision for any holders of its preferred stock who have a liquidation preference, Plains’ remaining assets will be distributed ratably among the holders of common stock.

Fully paid. All shares of common stock outstanding are fully paid and nonassessable.

Other rights. Holders of Plains common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for its securities.

Preferred Stock

Plains’ board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rates, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of that series, which may be superior to those of the common stock, without further vote or action by the stockholders. There will be no shares of preferred stock outstanding at the effective time of the merger and Plains has no present plans to issue any preferred stock.

One of the effects of undesignated preferred stock may be to enable Plains’ board of directors to render more difficult or to discourage an attempt to obtain control of Plains by means of a tender offer, proxy contest, merger or otherwise, and as a result to protect the continuity of its management. The issuance of shares of the preferred stock by Plains’ board of directors as described above may adversely affect the rights of the holders of common stock. For example, preferred stock issued by Plains may rank superior to the common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. Accordingly, the issuance of shares of preferred stock may discourage bids for Plains common stock or may otherwise adversely affect the market price of Plains common stock.

Delaware Anti-Takeover Law and Certain Charter and Bylaw Provisions

Plains’ certificate of incorporation, bylaws and the DGCL contain certain provisions that could discourage potential takeover attempts and make it more difficult for Plains stockholders to change management or receive a premium for their shares.

Delaware law. Plains is subject to Section 203 of the DGCL, an anti-takeover law. In general, the statute prohibits a publicly-held Delaware corporation from engaging in a business combination with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder. A “business combination” includes a merger, sale of 10% or more of Plains’ assets and certain other transactions resulting in a financial benefit to the stockholder. For purposes of Section 203, an “interested stockholder” is defined to include any person that is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock outstanding of the corporation, at any time within three years immediately prior to the relevant date; and

•	an affiliate or associate of the persons described in the foregoing bullet points.

However, the above provisions of Section 203 do not apply if:

•	Plains’ board approves the transaction that made the stockholder an interested stockholder prior to the date of that transaction;

•	after the completion of the transaction that resulted in the stockholder becoming an interested stockholder, that stockholder owned at least 85% of Plains’ voting stock outstanding at the time the transaction commenced, excluding shares owned by Plains’ officers and directors; or

•	on or subsequent to the date of the transaction, the business combination is approved by Plains’ board and authorized at a meeting of its stockholders by an affirmative vote of at least two-thirds of the outstanding voting stock not owned by the interested stockholder.

Stockholders may, by adopting an amendment to the corporation’s certificate of incorporation or bylaws, elect for the corporation not to be governed by Section 203, effective 12 months after adoption. Neither Plains’ certificate of incorporation nor its bylaws exempt it from the restrictions imposed under Section 203. It is anticipated that the provisions of Section 203 may encourage companies interested in acquiring Plains to negotiate in advance with Plains’ board.

Charter and bylaw provisions. Plains’ certificate of incorporation and bylaws provide that any action required or permitted to be taken by its stockholders may only be effected at a duly called annual or special meeting of the stockholders, and may not be taken by written consent of the stockholders unless Plains’ board of directors approves the taking of the action by written consent. If the board of directors authorizes Plains’ stockholders to take action by written consent, then the stockholders may take action by written consent if the consent is signed by stockholders having not less than the minimum number of votes necessary to take the action. Special meetings of stockholders may be called by Plains’ chairman, chief executive officer or by a majority of the board.

Directors may be removed with the approval of the holders of a majority of the shares then entitled to vote at an election of directors. Directors may be removed by stockholders with or without cause. Vacancies and newly-created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum. If there are no directors in office, then an election of directors may be held in the manner provided by law.

Limitation of Liability; Indemnification

Plains’ certificate of incorporation contains certain provisions permitted under the DGCL relating to the liability of directors. These provisions eliminate a director’s personal liability for monetary damages resulting from a breach of fiduciary duty, except that a director will be personally liable:

•	for any breach of the director’s duty of loyalty to Plains or Plains’ stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	under Section 174 of the DGCL relating to unlawful stock repurchases or dividends; and

•	for any transaction from which the director derives an improper personal benefit.

These provisions do not limit or eliminate Plains’ rights or those of any stockholder to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director’s fiduciary duty. These provisions will not alter a director’s liability under federal securities laws.

Plains’ certificate of incorporation and bylaws also provide that Plains must indemnify its directors and officers to the fullest extent permitted by Delaware law and also provide that it must advance expenses, as incurred, to its directors and officers in connection with a legal proceeding to the fullest extent permitted by Delaware law, subject to very limited exceptions.

Plains plans to enter into separate indemnification agreements with its directors and officers that may, in some cases, be broader than the specific indemnification provisions contained in its certificate of incorporation, bylaws or the DGCL. The indemnification agreements may require Plains, among other things, to indemnify the officers and directors against certain liabilities, other than liabilities arising from willful misconduct, that may arise by reason of their status or service as directors or officers. Plains believes that these indemnification arrangements are necessary to attract and retain qualified individuals to serve as directors and officers.

Stock Exchange

Plains common stock is listed on the New York Stock Exchange under the symbol “PXP.”

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Plains common stock is American Stock Transfer and Trust Company. Its phone number is 1-800-937-5449.

PLAINS CERTIFICATE OF INCORPORATION AMENDMENT PROPOSAL

At the Plains annual meeting, Plains stockholders will be asked to approve an amendment to Plains’ certificate of incorporation to amend Article IV, which will result in an increase to the number of authorized shares of common stock. This amendment will not be effected if the Nuevo merger does not occur. Plains’ certificate of incorporation currently authorizes for issuance 105,000,000 shares consisting of 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. The approval of this amendment to the certificate of incorporation will increase Plains’ authorized shares of common stock to 150,000,000, bringing its total authorized stock to 155,000,000 shares. The full text of the First Amendment to the Plains Certificate of Incorporation is attached as Annex E and is incorporated herein by reference. Plains encourages you to read the entire First Amendment to the Plains Certificate of Incorporation. After the merger, Plains will have approximately 79,347,982 shares of common stock issued and outstanding. As of the record date set for this meeting, no preferred stock of Plains is issued and outstanding.

Upon filing the certificate of amendment to Plains’ certificate of incorporation to increase Plains’ authorized shares of common stock from 100,000,000 to 150,000,000, the first paragraph of Article IV of Plains’ certificate of incorporation will be as follows:

“The total number of shares of capital stock that the Corporation is allowed to issue is 155,000,000 shares, consisting of 150,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).”

The terms of the additional shares of common stock will be identical to those of the currently outstanding shares of Plains common stock. However, because holders of Plains common stock have no preemptive rights to purchase or subscribe for any unissued stock of Plains, the issuance of additional shares of common stock will reduce the current stockholders’ percentage ownership interest in the total outstanding shares of common stock.

The increase in the number of authorized but unissued shares of common stock would enable Plains, without further stockholder approval, to issue shares from time to time as may be required for proper business purposes, such as raising additional capital for ongoing operations, business and asset acquisitions, stock splits and dividends, present and future employee benefit programs and other corporate purposes. The board of directors of Plains believes that the increase in authorized common shares will provide Plains with greater flexibility with respect to its capital structure for such purposes as additional equity financing and stock based acquisitions.

The proposed increase in the authorized number of shares of common stock could have a number of effects on the stockholders of Plains depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares. The increase could have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one or more transactions that could make a change in control or takeover of Plains difficult. For example, additional shares could be issued by Plains so as to dilute the stock ownership or voting rights of persons seeking to obtain control of Plains. Similarly, the issuance of additional shares to certain persons allied with Plains’ management could have the effect of making it more difficult to remove the Plains’ current management by diluting the stock ownership or voting rights of persons seeking to cause such removal.

The Plains board of directors proposes and recommends that you vote to approve the proposal to amend the certificate of incorporation of Plains to increase the number of authorized shares of common stock to 150,000,000 if the merger occurs.

PLAINS 2004 STOCK INCENTIVE PLAN PROPOSAL

2004 Stock Incentive Plan

Plains adopted its 2004 Stock Incentive Plan, or 2004 plan, on February 4, 2004 and amended it on April 7, 2004. The full text of the Plains 2004 Stock Incentive Plan is attached as Annex D and is incorporated herein by reference. We encourage you to read the entire 2004 plan. The 2004 plan provides for the grant of stock options (including incentive stock options, as defined in Section 422 of the Internal Revenue Code of 1986, and non-qualified stock options) and other awards (including performance units, performance shares, share awards, restricted stock, restricted stock units, and stock appreciation rights, or SARs) to Plains’ directors, officers and employees, individuals to whom Plains has extended written offers of employment, and Plains’ consultants and advisors. Plains’ compensation committee, which is comprised of “non-employee directors” within the meaning of Rule 16b-3 of the Exchange Act, administers the 2004 plan. Plains’ compensation committee may grant options and SARs on such terms, including vesting and payment forms, as it deems appropriate in its discretion, however, no option or SAR may be exercised more than 10 years after its grant, and the purchase price for incentive stock options and non-qualified stock options may not be less than 100% of the fair market value of Plains common stock on the date of grant. Plains’ compensation committee may grant restricted stock awards, restricted stock units, share awards, performance units and performance shares on such terms and conditions as it may in its discretion decide. Unless terminated earlier by Plains’ board of directors, the 2004 plan will terminate on February 3, 2014.

Upon an event constituting a “change in control” (as defined in the 2004 plan) of Plains, all options and SARs will become immediately exercisable in full. In addition, in such an event, unless otherwise determined by Plains’ compensation committee, performance units will become immediately vested and restrictions on stock granted pursuant to restricted stock awards and restricted stock units will lapse.

Amount of Shares Available. The maximum number of shares that may be made the subject of options and awards granted under the 2004 plan is 5,000,000, all of which may be made the subject of either restricted stock awards or restricted stock units or may be issued upon the exercise of incentive stock options. In addition, the maximum number of shares that may be the subject of options and awards granted to a participant in any one year is 300,000.

Administration. The plan is administered by a committee appointed by the board of directors of Plains, constituted so as to comply with Rule 16b-3 under the Exchange Act, and comprised of two or more “outside directors” (within the meaning of Section 162(m) of the Internal Revenue Code).

The committee has the power to make regulations and guidelines for and to interpret the 2004 plan and to determine who is to receive options and awards under the 2004 plan. No member of the committee will be liable for any actions made in good faith with respect to the 2004 plan. Plains has agreed to indemnify each member of the committee administering the 2004 plan for all costs and expenses.

Eligibility. All directors, officers, employees and consultants of Plains, its subsidiaries and affiliates, and any individual to whom Plains, its subsidiaries or its affiliates has extended a formal written offer of employment, are eligible for the 2004 plan.

SARs

General. Each stock appreciation right, or SAR, is evidenced by a SAR agreement between Plains and the grantee. The compensation committee specifies in each SAR agreement the number of covered shares, the exercise price and the vesting schedule. Upon exercise of a vested SAR, the grantee receives cash. Options may be granted in combination with SARs, or SARs may be added to outstanding options at any time after the grant. SARs may also be granted independently of options. A SAR permits the grantee to receive the appreciation in the value of the optioned stock directly from Plains in cash. The amount payable upon exercise of a SAR is measured by the difference between the fair market value of the common stock at exercise and the exercise price under the SAR. Generally, SARs coupled with options may be exercised at any time after the underlying options vest. Upon exercise of a SAR coupled with an option, the corresponding portion of the related option will be surrendered and cannot thereafter be exercised. Conversely, upon exercise of an option to which a SAR is attached, the SAR may no longer be exercised to the extent that the corresponding option has been exercised.

Exercise of SAR. Each SAR will become exercisable in such installments (which need not be equal) and at such times as the committee may designate and set forth in the agreement. To the extent not exercised, installments will accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the SAR expires. The committee may accelerate the exercisability of any SAR.

Term of SAR. The committee will determine the term of SARs.

Transferability. Rights under any award may not be transferred except by will or the laws of descent and distribution. The committee, however, may provide that the SARs may be transferred to members of the grantee’s immediate family, or to trusts solely for the benefit of such immediate family members.

Stock Options

Exercise Price. The purchase price or the manner in which the exercise price is to be determined for shares under each option will be determined by the committee and set forth in the agreement. However, the exercise price per share under each option may not be less than 100% of the fair market value of a share on the date the option is granted (110% in the case of an incentive stock option granted to an eligible individual who possesses more than 10% of the total combined voting power of all classes of stock of Plains, its subsidiaries or affiliates).

Exercise of option. Each option will become exercisable in such installments (which need not be equal) and at such times as the committee designates and sets forth in the agreement. To the extent not exercised, installments will accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but no later than the date the option expires. The committee may accelerate the exercisability of any option.

Term of option. The committee will determine the term of the options, provided that an incentive stock option will not be exercised after the expiration of ten years from the date it was granted (five years in the case of an incentive stock option granted to an individual who possesses more than 10% of the total combined voting power of all classes of stock of Plains, its subsidiaries or affiliates).

Transferability. Rights under any option may not be transferred except by will or the laws of descent and distribution. The committee, however, may provide that the option may be transferred to members of the optionee’s immediate family or to trusts solely for the benefit of such immediate family members.

Restricted Stock

Grant. The committee may grant awards of restricted stock to eligible individuals, which will be evidenced by an agreement between Plains and the grantee setting out the applicable restrictions on, and terms and conditions of, the restricted stock.

Treatment of Dividends. At the time of grant, the committee may determine that the payment to the grantee of dividends declared or paid on such shares by Plains will be (a) deferred until the lapsing of the restrictions and (b) held by Plains for the account of the grantee until such time.

Lapse of Restrictions. Restrictions on shares of restricted stock will lapse at such times and on such terms as the committee determines. Unless the committee determines otherwise at the time of the grant of an award of restricted stock, the restrictions upon shares of restricted stock will lapse upon a change in control of Plains.

Transferability. Until all restrictions upon the shares of restricted stock awarded to a grantee will have lapsed, such shares and retained dividends may not be sold, pledged, transferred or otherwise disposed of.

Restricted Stock Units

General. A restricted stock unit is a right to receive a share of Plains common stock or a cash amount equal to the fair market value of one share of Plains common stock, as determined by the committee and the agreement between Plains and the grantee receiving such restricted stock unit.

Grant. The committee may grant awards of restricted stock units to the eligible individuals, which will be evidenced by an agreement between Plains and the grantee. Each agreement will contain such restrictions, terms and conditions as the committee in its discretion determines.

Rights of grantees. Until all restrictions upon the restricted stock units have lapsed, the grantee will not be a stockholder of Plains, nor have any of the rights or privileges of a stockholder of Plains, including voting rights and rights to receive dividends.

Vesting. Restricted stock units and any related securities, cash dividends or other property credited to the restricted stock unit account will vest at the time and on the terms as the committee determines. Unless the committee determines otherwise at the time of the grant, the restricted stock units will vest upon a change in control of Plains.

Transferability. Until all restrictions upon the restricted stock units awarded to a grantee have lapsed, the restricted stock units and any related securities, cash dividends or other property credited to a restricted stock unit account may not be sold, pledged, transferred or otherwise disposed of.

Performance Awards

General. The committee may grant awards of performance units and/or awards of performance shares. Performance units may be denominated in shares or a specific dollar amount and, contingent upon the attainment of specified performance objectives within the performance cycle, represent the right to receive specified payments. The maximum dollar amount of cash or the fair market value of the shares that any participant may receive in any calendar year in respect of performance units denominated in dollars is $1,000,000. A grantee becomes vested with respect to the performance units to the extent that the performance objectives set forth in the agreement are satisfied for the performance cycle. Regarding performance shares, the committee will provide the time(s) at which the actual shares represented by such award will be issued in the name of the grantee; provided, however, that no performance shares will be issued until the grantee has executed an agreement evidencing the award, the appropriate blank stock powers and, if required, an escrow agreement and any other documents.

Transferability. Until all restrictions upon the performance shares awarded to a grantee have lapsed, the performance shares may not be sold, pledged, transferred or otherwise disposed of, nor will they be delivered to the grantee. The committee may impose such other restrictions and conditions on the performance shares, if any, it deems appropriate.

Capital Changes

If Plains common stock changes because of any stock split, reverse stock split, stock dividend, combination, reclassification or other similar change in capital structure, appropriate adjustments will be made in the number of shares remaining available for future grant under the 2004 plan, the maximum number of options and SARs that may be granted to an individual in a fiscal year, the number of shares covered by each option and SAR and the exercise price under each option and SAR.

Liquidation, Dissolution or Reorganization

If Plains is party to a merger or other reorganization or is liquidated or dissolved, awards under the 2004 plan will be subject to the agreement of merger or reorganization or plan of liquidation or dissolution. The agreement may provide for continuation of the awards by the surviving company, the assumption or substitution of the outstanding awards by the surviving company, full exercisability or vesting and accelerated expiration of the outstanding awards, or settlement of the full value of awards in cash or cash equivalents followed by cancellation.

Amendment and Termination of the Plan

The Plains board of directors may amend, alter, suspend or terminate the 2004 plan. However, Plains will obtain stockholder approval for any amendment to the 2004 stock plan to the extent necessary and desirable to comply with any applicable law. No action by the Plains board or stockholders may alter or impair any award previously granted under the 2004 plan without the written consent of the grantee. Unless terminated earlier, the 2004 plan automatically terminates ten years from its date of adoption.

Stock Plan Benefits Table

The following table presents information about the options, warrants and rights and other equity compensation under Plains’ equity plans as of December 31, 2003. The table does not include information about the proposed 2004 plan or about tax qualified plans such as Plains’ 401(k) plan:

Plan category	Number of shares to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of shares remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Plans approved by stockholders (1)	371,664	(2)	n/a	595,475
Plans not approved by stockholders (3)	0		n/a	—

Total	0		n/a	595,475

(1)	Consists of Plains’ 2002 Stock Incentive Plan.
(2)	Consists entirely of restricted stock units.
(3)	Consists of Plains’ Rollover Stock Incentive Plan and Transition Stock Incentive Plan that were adopted when Plains was a wholly owned subsidiary of a publicly owned company.

Certain Federal Income Tax Consequences

The following discussion is a general summary of the principal federal income tax consequences under current law relating to awards granted to employees under the 2004 plan. The summary is not intended to be exhaustive and, among other things, does not describe state, local or foreign income and other tax consequences.

Stock Options. An optionee will not recognize any taxable income upon the grant of a nonqualified stock option or an incentive stock option and Plains will not be entitled to a tax deduction with respect to such grant. Generally, upon exercise of a nonqualified stock option, the excess of the fair market value of common stock on the date of exercise over the exercise price will be taxable as ordinary income to the optionee. If Plains complies with applicable income reporting requirements, Plains will be entitled to a federal income tax deduction in the same amount and at the same time as the optionee recognizes ordinary income, subject to any deduction limitation under Section 162(m) of the Internal Revenue Code (which is discussed below). The subsequent disposition of shares acquired upon the exercise of a nonqualified option will ordinarily result in capital gain or loss.

On exercise of an incentive stock option, the holder will not recognize any income and Plains will not be entitled to a deduction. However, for purposes of the alternative minimum tax, the exercise of an incentive stock option will be treated as an exercise of a nonqualified stock option. Accordingly, the exercise of an incentive stock option may result in an alternative minimum tax liability.

The disposition of shares acquired upon exercise of an incentive stock option will ordinarily result in capital gain or loss. However, if the holder disposes of shares acquired upon exercise of an incentive stock option within two years after the date of grant or one year after the date of exercise (a “disqualifying disposition”), the holder will recognize ordinary income in the amount of the excess of the fair market value of the shares on the date the option was exercised over the option exercise price (or, in certain circumstances, the gain on sale, if less). Any excess of the amount realized by the holder on the disqualifying disposition over the fair market value of the shares on the date of exercise of the option will generally be capital gain. Subject to any deduction limitation under Section 162(m) of the Internal Revenue Code, Plains may deduct equal to the amount of ordinary income recognized by a holder.

If an option is exercised through the use of shares previously owned by the holder, such exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to such shares upon such exercise. However, if the option is an incentive stock option, and the previously owned shares were acquired on the exercise of an incentive stock option or other tax-qualified stock option, and the holding period requirement for those shares is not satisfied at the time they are used to exercise the option, such use will constitute a disqualifying disposition of the previously owned shares resulting in the recognition of ordinary income in the amount described above.

Special rules may apply in the case of an optionee who is subject to Section 16 of the Exchange Act.

Restricted Stock. A grantee generally will not recognize taxable income upon the grant of restricted stock, and the recognition of any income will be postponed until such shares are no longer subject to the restriction or the risk of forfeiture. When either the restrictions or the risk of forfeiture lapses, the grantee will recognize ordinary income equal to the fair market value of the restricted stock at the time that such restrictions lapse and, subject to satisfying applicable income reporting requirements and any deduction limitation under Section 162(m) of the Internal Revenue Code, Plains will be entitled to a federal income tax deduction in the same amount and at the same time as the grantee recognizes ordinary income. A grantee may elect to be taxed at the time of the grant of restricted stock and, if this election is made, the grantee will recognize ordinary income equal to the excess of the fair market value of the restricted stock at the time of grant (determined without regard to any of the restrictions thereon) over the amount paid, if any, by the grantee for such shares. Plains will be entitled to a federal income tax deduction in the same amount and at the same time as the grantee recognizes ordinary income.

Restricted Stock Units. Generally, a grantee will not realize taxable income upon the grant of Restricted Stock Units. Upon vesting, the participant would include in ordinary income an amount equal to any cash received or the value of any shares received. Subject to any deduction limitation under Section 162(m) of the Internal Revenue Code, Plains will be entitled to a deduction equal to the amount of ordinary income recognized by the participant upon exercise.

Performance Shares and Performance Units. Generally, a grantee will not recognize any taxable income and Plains will not be entitled to a deduction upon the award of performance shares or performance units. At the time performance shares vest or the grantee receives a distribution with respect to performance units, the fair market value of the vested shares or the amount of any cash or shares received in payment for such awards generally is taxable to the grantee as ordinary income. Subject to satisfying applicable income reporting requirements and any deduction limitation under Section 162(m) of the Internal Revenue Code, Plains will be entitled to a federal income tax deduction equal to the amount of ordinary income recognized by the grantee.

SARs. In general, a grantee would realize no taxable income upon the grant of SARs. Upon the exercise of a SAR, the grantee would include in ordinary income an amount equal to any cash received. Subject to any deduction limitation under Section 162(m) of the Internal Revenue Code, Plains will be entitled to a deduction equal to the amount of ordinary income recognized by the grantee upon exercise.

Section 162(m) of the Internal Revenue Code. Section 162(m) of the Internal Revenue Code generally disallows a federal income tax deduction to any publicly held corporation for compensation paid in excess of $1 million in any taxable year to the chief executive officer or any of the four other most highly compensated executive officers who are employed by the corporation on the last day of the taxable year, but does allow a deduction for “performance-based compensation,” the material terms of which are disclosed to and approved by the stockholders. Plains has structured and intends to implement and administer the 2004 plan so that compensation resulting from options and performance awards can qualify as “performance-based compensation.” Plains’ compensation committee, however, has the discretion to grant awards with terms that will result in the awards not constituting performance-based compensation. To allow Plains to qualify such options and performance awards as “performance-based compensation,” Plains is seeking stockholder approval of the 2004 plan and the material terms of the performance goals applicable to performance awards under the 2004 plan.

Section 280G of the Internal Revenue Code. Under certain circumstances, the accelerated vesting or exercise of options or the accelerated lapse of restrictions with respect to other awards in connection with a change in control might be deemed an “excess parachute payment” for purposes of the golden parachute tax provisions of Section 280G of the Internal Revenue Code. To the extent it is so considered, the grantee may be subject to a 20% excise tax and Plains may be denied a federal income tax deduction.

New Plan Benefits

Because awards under the 2004 plan are discretionary, awards are generally not determinable at this time except for the 100,000 SARs previously granted to Mr. Gladney and 15,000 restricted stock units previously granted to a non-executive employee under the 2004 plan, both of which are subject to stockholder approval of the 2004 plan.

The Plains board of directors unanimously proposes and recommends that you vote to approve the proposal to adopt Plains’ 2004 Stock Incentive Plan.

ELECTION OF DIRECTORS

At the Plains annual meeting, Plains stockholders will elect five individuals to serve as directors. The bylaws of Plains authorize a board of directors consisting of at least three members, with the exact number of directors being a number (not less than three) that may be determined from time to time by Plains’ board of directors. Plains’ current board of directors consists of Messrs. Flores, Buckwalter, Dees, Delimitros and Lollar. Each of the nominees is currently a member of Plains’ board of directors. The directors are elected to hold office until the next annual stockholder meeting in 2005 and until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

The nominees have consented to be nominated and have expressed their intent to serve if elected. The Plains board has no reason to believe that any of the nominees will be unable to serve if elected to office and, to the knowledge of the Plains board, the nominees intend to serve the entire term for which election is sought. Only the nominees or substitute nominees designated by the board of directors will be eligible to stand for election as directors at the annual meeting. See “Stockholder Proposals” on page 110.

The individuals named as proxies will vote the enclosed proxy for the election of all nominees, unless you direct them to withhold your votes. Although Plains knows of no reason for this, if any nominee becomes unable to serve as a director before the annual meeting, the persons named as proxies have the discretionary authority to vote for substitute nominees proposed by the Plains board. The Plains board of directors recommends you vote to approve all nominees.

The following table sets forth certain information as of the date of this document regarding Plains’ present executive officers and directors. They hold office until their successors are duly elected and qualified, or until their earlier death, removal or resignation from office.

Name	Age	Title
James C. Flores	44	Chairman of the Board, President and Chief Executive Officer
Stephen A. Thorington	48	Executive Vice President, Chief Financial Officer
John F. Wombwell	42	Executive Vice President, General Counsel and Secretary
Thomas M. Gladney	51	Executive Vice President—Exploration & Production
Cynthia A. Feeback	46	Senior Vice President—Accounting and Treasurer
Alan R. Buckwalter, III	59	Director
Jerry L. Dees	63	Director
Tom H. Delimitros	63	Director
John H. Lollar	65	Director

The following biographies describe the business experience of Plains’ executive officers and directors:

James C. Flores, Chairman of the Board, Chief Executive Officer and a Director since September 2002 and President since March 2004. He also has been Plains Resources’ Chairman of the Board since December 2002. He was Chairman of the Board and Chief Executive Officer of Plains Resources from May 2001 to December 2002. He was Co-founder and Chairman from inception of Ocean Energy, Inc., an oil and gas company, and, at various times, President and Chief Executive Officer from 1992 until March 1999. In March 1999 Ocean Energy, Inc. was merged with Seagull Energy Corporation where Mr. Flores served as Chairman of the Board of the new Ocean Energy, Inc. from March 1999 until January 2000, and as Vice Chairman from January 2000 until January 2001. From January 2001 to May 2001 Mr. Flores managed various private investments.

Stephen A. Thorington, Executive Vice President and Chief Financial Officer since September 2002. He also has been Plains Resources’ Executive Vice President and Chief Financial Officer since February 2003.

He was Plains Resources’ Acting Executive Vice President and Chief Financial Officer from December 2002 to February 2003. Previously, he was Senior Vice President—Finance and Corporate Development of Ocean Energy, Inc. from July 2001 to September 2002 and Senior Vice President—Finance, Treasury and Corporate Development of Ocean Energy, Inc. from March 1999 to July 2001. He also served as Vice President, Finance and Treasurer of Seagull Energy Corporation from May 1996 to March 1999.

John F. Wombwell, Executive Vice President, General Counsel and Secretary since September 2003. He has also been Plains Resources’ Executive Vice President, General Counsel, and Secretary since September 2003. He was previously with two New York Stock Exchange traded companies, serving as General Counsel of ExpressJet Holdings, Inc. from April 2002 until September 2003 and prior to joining ExpressJet, Mr. Wombwell was General Counsel of Integrated Electrical Services, Inc. from January 1998 to April 2002. Prior to that time, Mr. Wombwell was a partner at the national law firm of Andrews & Kurth L.L.P. with a practice focused on representing public companies with respect to corporate and securities matters.

Thomas M. Gladney, Executive Vice President—Exploration and Production since June 2003. He was Plains’ Senior Vice President of Operations from September 2002 to June 2003. He also was Plains Resources’ Senior Vice President of Operations from November 2001 to December 2002. He was President of Arguello, Inc., a subsidiary of Plains, from December 1999 to November 2001. From July 1999 to December 1999 he served as a Project Manager for Torch Energy Services, a contract operating services company. From January 1999 to June 1999 he served as a Project Manager for Venoco Inc., an oil and gas company. From September 1998 to January 1999 he was a self-employed engineering services consultant. From 1992 to September 1998 he was Offshore Operations Manager for Oryx Energy Company. Previously, he served as Gulf Coast Reserve Development Manager of Oryx Energy/Sun E&P from 1988 to 1992.

Cynthia A. Feeback, Senior Vice President—Accounting and Treasurer since September 2002. She also was Plains Resources’ Senior Vice President—Accounting and Treasurer from July 2001 to December 2002. She was its Vice President—Accounting and Assistant Treasurer from May 1999 to July 2001, and its Assistant Treasurer, Controller and Principal Accounting Officer from May 1998 to May 1999. Previously, Ms. Feeback served as its Controller and Principal Accounting Officer from 1993 to 1998, Controller from 1990 to 1993, and Accounting Manager from 1988 to 1990.

Alan R. Buckwalter, III, Director since March 2003. He retired in January 2003 as Chairman of JPMorgan Chase Bank, South Region, a position he had held since 1998. From 1990 to 1998 he was President of Texas Commerce Bank-Houston, the predecessor entity of JPMorgan Chase Bank. Prior to 1990 Mr. Buckwalter held various executive management positions within the organization. Mr. Buckwalter currently serves on the boards of Service Corporation International, the Texas Medical Center, Greater Houston Area Red Cross, University of St. Thomas and St. Luke’s Hospital System. He sits on the Audit Committee and is Chairman of the Compensation Committee for Service Corporation International.

Jerry L. Dees, Director since September 2002. He also was a director of Plains Resources from 1997 to December 2002. He retired in 1996 as Senior Vice President, Exploration and Land, for Vastar Resources, Inc. (previously ARCO Oil and Gas Company), a position he had held since 1991. From 1987 to 1991 he was Vice President of Exploration and Land for ARCO Alaska, Inc., and from 1985 to 1987 he held various positions as Exploration Manager of ARCO. From 1980 to 1985 Mr. Dees was Manager of Exploration Geophysics for Cox Oil and Gas Producers.

Tom H. Delimitros, Director since September 2002. He also was a director of Plains Resources from 1988 to December 2002. He has been a General Partner of AMT Venture Funds, a venture capital firm, since 1989. He is also a director of Tetra Technologies, Inc., a publicly-traded energy services company. He currently serves as Chairman for three privately-owned companies. Previously, he has served as President and CEO for Magna Corporation, (now Baker Petrolite, a unit of Baker Hughes). From 1983 to 1988, Mr. Delimitros was a General Partner of Sunwestern Investment Funds and Senior Vice President of Sunwestern Management, Inc.

John H. Lollar, Director since September 2002. He also was a director of Plains Resources from 1995 to December 2002. He has been the Managing Partner of Newgulf Exploration L.P. since December 1996. He is also a director of Lufkin Industries, Inc., a manufacturing firm, where he is a member of the Compensation Committee and Chairman of the Audit Committee. Mr. Lollar was Chairman of the Board, President and Chief Executive Officer of Cabot Oil & Gas Corporation from 1992 to 1995, and President and Chief Operating Officer of Transco Exploration Company from 1982 to 1992.

Committees of the Board of Directors

Plains’ board has established Corporate Governance Guidelines, a copy of which is available at Plains’ website at www.plainsxp.com. Plains’ board has also established a Policy Concerning Corporate Ethics and Conflicts of Interest, a copy of which is available at Plains’ website at www.plainsxp.com.

Plains encourages all board members to attend the annual meeting. The directors of Plains may be introduced and acknowledged at the annual meeting. All of the directors attended Plains’ 2003 annual meeting.

Plains’ non-management directors meet periodically in executive session. There is not one single non-management director who has been chosen to preside over executive sessions of Plains’ board of directors.

Plains’ board has established an audit committee, an organization and compensation committee and a nominating and corporate governance committee. Plains’ board may establish other committees from time to time to facilitate Plains’ management. The composition of the committees following the merger will be determined by the board of directors in its sole discretion. During 2003 Plains’ board held seven meetings. No director attended fewer than 75% of the total number of meetings of the meetings of Plains’ board and committees on which he served.

Plains’ audit committee currently consists of Messrs. Buckwalter, Dees, Delimitros and Lollar, with Mr. Delimitros acting as chairman. Plains’ audit committee selects Plains’ independent auditors to be engaged by Plains, reviews the plan, scope and results of Plains’ annual audit, and reviews Plains’ internal controls and financial management policies with Plains’ independent auditors. Plains’ audit committee has adopted a written audit committee charter. During 2003, the board of directors adopted the First Amendment to the Charter of the Audit Committee. The full text of the Charter of the Audit Committee as amended by the First Amendment thereto is available on Plains’ website at www.plainsxp.com. During 2003, Plains’ audit committee held five meetings. All of the members of Plains’ audit committee are non-employee directors. Plains’ board of directors, in its business judgment, has determined that all current members of Plains’ audit committee are “independent” as defined in the NYSE governance rules and are “financially literate” in compliance with the NYSE listing standards as the Plains’ board of directors interprets that designation. In addition, the Plains’ board of directors has determined that Mr. Delimitros is an “audit committee financial expert” as defined in Item 401(h)(2) of Regulation S-K. In addition to the information on Mr. Delimitros set forth in this document, Mr. Delimitros (1) obtained a MBA from Harvard University, (2) as President and CEO of Magna Corporation, directly supervised the chief financial officer of Magna Corporation, (3) is currently the chief financial officer of AMT Venture Funds, (4) serves on the boards of directors and the audit committees thereof of various privately-held companies in which AMT Venture Funds has invested, and (5) as director of corporate planning for General Signal Corporation, analyzed financial reports, supervised the preparation of earnings and cash flows projections, and supervised the development of certain internal control systems.

Plains’ organization and compensation committee currently consists of Messrs. Dees, Delimitros and Lollar, with Mr. Lollar acting as chairman. Plains’ organization and compensation committee reviews and sets the chief executive officer’s compensation, establishes guidelines and standards relating to the determination of executive compensation, reviews executive compensation policies and recommends to Plains’ entire board compensation for Plains’ executive officers other than the chief executive officer and key employees. Plains’ organization and compensation committee also administers Plains’ equity compensation plan and determines the number of shares covered by, and terms of, grants to executive officers and key employees. All of the members of Plains’

compensation committee are non-employee directors. During 2003, Plains’ organizational and compensation committee held one meeting.

Plains’ nominating and corporate governance committee currently consists of Messrs. Dees, Delimitros and Lollar, with Mr. Dees acting as chairman. Plains’ nominating and corporate governance committee identifies and evaluates candidates for election as directors, nominates the slate of directors for election by Plains’ stockholders, and develops and recommends to Plains’ board Plains’ corporate governance principles. During 2003, Plains’ nominating and corporate governance committee held one meeting.

Pre-Approval Procedures

Plains’ audit committee is responsible for the engagement of the independent auditors and for approving, in advance, all auditing services and permitted non-audit services to be provided by the independent auditors. The audit committee maintains a policy for the engagement of independent auditors that is intended to maintain the independence from Plains of the independent auditors. In adopting this policy, Plains’ audit committee considered the various services that independent auditors have historically performed or may be needed to perform in the future for Plains. Under this policy, which is subject to review and re-adoption at least annually by the audit committee:

•	The audit committee approves the performance by the independent auditors of audit-related services, subject to restrictions in certain cases, based on the audit committee’s determination that this would not be likely to impair the independence of the independent auditors from Plains;

•	Plains’ management must obtain the specific prior approval of Plains’ audit committee for each engagement of the independent auditors to perform types of permitted services other than audit-related; and

•	The performance by the independent auditors of certain types of services (bookkeeping or other services related to the accounting records or financial statements of the Company; financial information systems design and implementation; appraisal or valuation services, fairness opinions or contribution-in-kind reports; actuarial services; internal audit outsourcing services; management functions or human resources; broker or dealer, or investment adviser or investment banking services; legal services and expert services unrelated to the audit; and any other service that the applicable federal oversight regulatory authority determines, by regulation, is impermissible) is prohibited due to the likelihood that their independence would be impaired.

Any approval required under this policy must be given by Plains’ audit committee, by the chairman of the audit committee in office at the time, or by any other audit committee member to whom the audit committee has delegated that authority. Plain’s audit committee will not delegate its responsibilities to approve services performed by the independent auditors to any member of management.

The standard applied by Plain’s audit committee in determining whether to grant approval of an engagement of the independent auditors is whether the services to be performed, the compensation to be paid therefor and other related factors are consistent with the independent auditor’s independence under guidelines of the Securities and Exchange Commission and applicable professional standards. Relevant considerations include, but are not limited to, whether the work product is likely to be subject to, or implicated in, audit procedures during the audit of Plains’ financial statements; whether the independent auditors would be functioning in the role of management or in an advocacy role; whether performance of the service by the independent auditors would enhance Plains’ ability to manage or control risk or improve audit quality; whether performance of the service by the independent auditors would increase efficiency because of their familiarity with Plains’ business, personnel, culture, systems, risk profile and other factors; and whether the amount of fees involved, or the proportion of the total fees payable to the independent auditors in the period that is for tax and other non-audit services, would tend to reduce the ability of the independent auditors to exercise independent judgment in performing the audit.

Director Nomination Process and Nominee Independence

Director Nomination Process. The Plains board of directors approves Plains’ director nominees based on the recommendation of the nominating and corporate governance committee. Each member of the nominating and corporate governance committee is a member of the Plains board of directors who satisfies the NYSE’s “independence” standards. A copy of the nominating and corporate governance committee’s charter is available on our website at www.plainsxp.com.

As provided in the Plains bylaws, the number of directors on the Plains board of directors may from time to time be fixed by resolution of the board of directors; however, the board of directors may not be comprised of not less than three directors. The nominating and corporate governance committee of Plains identifies nominees in various ways. The committee considers current directors that have expressed interest in and that continue to satisfy the criteria for serving on the Plains board of directors. The results of the Plains board of directors’s annual self-evaluation process is also an important consideration for board tenure. Current directors and members of Plains’ management may propose other nominees for the Plains board of directors, and the nominating and corporate governance committee may consider these individuals. From time to time, the committee may engage a third party search firm to assist in identifying potential director nominees as well.

The Plains nominating and corporate governance committee also will consider any nominations received by the Secretary of Plains from a stockholder of record on or before the 120th calendar day before the one-year anniversary date of the release of these proxy materials to stockholders. Any such stockholder nominations must accompanied by all information relating to such person that is required under the federal securities laws, including such person’s written consent to be named in the proxy statement as a nominee and to serving as a director on the Plains board of directors if elected. The nominating stockholder must also submit the name, age business address and residence of the person the stockholder wishes to nominate; the principal occupation or employment of the person; the relevant biographical information of the person; and the number of shares of Plains common stock beneficially owned by the person. The nominating stockholder must also submit its name and address, as well as that of the beneficial owner if applicable, and the class and number of shares of Plains common stock that are owned beneficially and of record by such stockholder and such beneficial owner.

All Plains director nominees are evaluated according the Plains nominating and corporate governance committee director qualification guidelines. These guidelines provide that qualifications for consideration as a director include a high level of leadership experience in business activities and a personal and professional reputation consistent with the image and reputation of Plains. Further, the guidelines provide that all Plains directors should have a breadth of knowledge about the issues affecting Plains and experience on boards of directors of other, preferably public, companies. Under the guidelines, Plains directors should have the ability to devote sufficient time to carrying out the duties as member of the Plains board of directors. Additionally, the independence of a potential board nominee is considered. Finally, each director must have the appropriate knowledge and experience so that each director is able to be a productive member of the Plains board of directors.

Each of the five director nominees set forth in this proxy statement and the accompanying proxy card are current directors standing for re-election.

Nominee Independence. The Plains board of directors has determined that all of the nominees standing for election at the Plains annual meeting, other than Mr. Flores, are independent of Plains because such nominees have no material relationship with Plains either directly or as a partner, stockholder or affiliate of an organization that has a relationship with Plains. The board has made this determination based on the following:

•	Other than Mr. Flores, no nominee for director is an officer or employee of Plains or its subsidiaries or affiliates;

•	No nominee for director has an immediate family member who is an officer of Plains or its subsidiaries or has any current or past material relationship with Plains;

•	No nominee for director, other than Mr. Flores, has worked for, consulted with, been retained by, or received anything of substantial value from Plains aside from his or her compensation as a director;

•	No nominee for director is, or was within the past five years, employed by the independent auditors for Plains;

•	No executive officer of Plains has served on the compensation committee or the board of directors of any corporation that employs a nominee for director or a member of the immediate family of any nominee for director in the last three years;

•	No nominee for director is an executive officer or employee, or an immediate family member of an executive officer, of any entity which Plains’ annual sales to or purchases from exceeded the greater of $1 million or 2% of either entity’s annual revenues for the last three years; and

•	No nominee for director serves as a director, trustee, executive officer or similar position of a charitable or non-profit organization to which Plains or its subsidiaries made charitable contributions or payments in fiscal year 2003 in excess of one percent of the organization’s charitable receipts or Plains’ charitable donations.

SHAREHOLDER COMMUNICATIONS WITH DIRECTORS

Plains recognizes the importance of providing its stockholders with the ability to communicate with members of the Plains board of directors. Stockholders may send correspondence to Plains’ board of directors or to any individual director at the following address: Plains Exploration & Production Company, Attn: General Counsel, 700 Milam, Suite 3100, Houston, Texas 77002. Correspondence may be sent by e-mail to hotline@plainsxp.com.

Your communications should indicate that you are a Plains stockholder. All communications will be received by the General Counsel. Depending on the subject matter, the General Counsel will either forward the communication to the director or directors to whom it is addressed, attempt to handle the inquiry directly, or not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic. The General Counsel will maintain copies of each communication received not marked confidential, in which case the communication will not be opened prior to forwarding to the board or any individual director. The General Counsel also will coordinate with the board or individual director, as applicable, to facilitate an appropriate response to each communication received.

This policy may be amended from time to time with the consent of Plains’ nominating and corporate governance committee, consistent with requirements of applicable laws, rules and regulations.

COMPENSATION

Compensation of Directors

Plains pays each non-employee director an annual retainer of $25,000, each non-employee committee chairperson an annual retainer of $2,000, an attendance fee of $3,000 for each board meeting attended in person, an attendance fee of $1,000 for each committee meeting attended in person and an attendance fee of $500 for each board or committee meeting attended telephonically, and Plains reimburses all directors for reasonable expenses they incur while attending board and committee meetings.

Any non-employee director may elect to receive a grant of shares of Plains common stock in lieu of the annual retainer fees as a board member and chairperson and attendance fees for board meetings (except telephonic meetings or other meetings attended by the director telephonically). The number of shares is determined by dividing the fee amount by the closing price per share of Plains common stock on the last trading day before it becomes obligated to pay the fee.

In addition, each year on the day after the date of Plains’ annual stockholders meeting, each non-employee director is entitled to receive 10,000 Plains restricted stock units, which vest ratably over three years with one-third of the restricted stock unit award vesting on the grant date.

None of Plains’ officers who serve as directors receive separate compensation for service on Plains’ board of directors.

Executive Compensation

Plains Resources paid all the compensation of its officers during 2001. Under a transition services agreement between Plains Resources and Plains entered into in 2002, Plains reimbursed Plains Resources for costs incurred to provide Plains with management services, including general and administrative expenses and other employee costs. In 2003, Plains paid all compensation for its officers for services provided to Plains.

After the merger is completed, Plains expects its organization and compensation committee to reassess executive compensation based on the increased size of the company and, as a result, the increased responsibilities of Plains’ officers.

Summary Compensation Table

The following table shows certain compensation information for Plains’ chief executive officer and four additional highly compensated executive officers, or named executive officers, for services rendered in all capacities during the fiscal years ended December 31, 2002 and December 31, 2003.

						Long Term Compensation
	Annual Compensation					Awards
Name and Principal Positions	Year	Salary ($)(1)	Bonus ($)	Other Annual Compensation ($)		Restricted Stock Award(s) ($)(2)		Securities Underlying Options/SARs (#)	All Other Compensation ($)(3)
James C. Flores	2003	$400,000	$400,000	—		$786,250	(6)	—	$12,000
Chairman of the Board, President and Chief Executive Officer	2002	16,668	—	$400,000		682,500		1,125,000	—

Stephen A. Thorington	2003	$300,000	$300,000	—		$416,250	(6)	—	$12,000
Executive Vice President and Chief Financial Officer	2002	12,500	—	$450,000	(4)	409,500		300,000	—

John F. Wombwell	2003	$91,668	$91,668	$138,990	(5)	$434,000	(7)	100,000	—
Executive Vice President, General Counsel and Corporate Secretary

Thomas M. Gladney	2003	$229,166	$250,000	—		$277,500	(6)	—	$14,000
Executive Vice President— Exploration & Production	2002	7,292	—	$175,000		—		45,000	—

John T. Raymond(8)	2003	$350,000	$350,000	—		$647,500	(6)	—	$12,000
Former President and Chief Operating Officer	2002	14,583	—	$350,000		546,000		475,000	—

(1)	The 2002 amounts constitute the individuals’ salary from the date of the spin-off, December 18, 2002 through December 31, 2002.
(2)	(a) For 2003 these amounts represent restricted stock unit awards. (b) For 2002 these dollar amounts for Mr. Flores and Mr. Raymond represent the closing price of a share of Plains common stock on December 18, 2002 (the date of the spin off and the restricted stock grant) at $9.10 times the number of restricted shares granted to Flores (75,000) and Raymond (60,000).
(3)	Consists of Plains’ matching contribution to 401(k) plan.
(4)	Includes a $350,000 signing bonus.
(5)	Includes signing bonus.
(6)	These amounts represent the closing price of a share of Plains common stock on the date the Plains organization and compensation committee approved the grant (February 12, 2003), or $9.25, multiplied by the number of restricted stock units. The effective date of these restricted stock unit awards was June 3, 2003, the date the Plains stockholders approved Plains’ 2002 Stock Incentive Plain. These restricted stock units vest over three equal annual installments beginning on February 12, 2004.
(7)	This amount represents the closing price of a share of Plains common stock on the date the Plains organization and compensation committee approved the grant (September 4, 2003), or $12.40, multiplied by the number of restricted stock units. These restricted stock units vest over three equal annual installments beginning on September 4, 2004.
(8)	Mr. Raymond served as Plains’ President and Chief Operating Officer until March 3, 2004.

Option/SAR Grants in 2003

The following table provides information regarding stock appreciation rights, or SARs, that were granted to the named executive officers during 2003. No stock options were granted to any other named executive officer during 2003. The amounts shown as potential realizable values are based on assumed annualized rates of stock price appreciation of 5% and 10% over the term of the options as required by SEC rules. No gain to the optionee is possible without an increase in stock price that will benefit all stockholders proportionately. There can be no assurance that the potential realizable values shown in this table will be achieved.

	Individual Grants		Exercise or Base Price ($/Sh)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For Option Term
	Number of Securities Underlying Options/SARs Granted (#)(1)	Percent of Total Options/SARs Granted to Employee in 2003
Name					5%	10%
James C. Flores	—	—	—	—	—	—
Stephen A. Thorington	—	—	—	—	—	—
John F. Wombwell	100,000	20%	$12.40	9/2008	$342,589	$757,032
Thomas M. Gladney	—	—	—	—	—	—
John T. Raymond	—	—	—	—	—	—
All Employees	489,325	100%

Aggregated SAR Exercises in 2003 and Year-End SAR Values

The following table sets forth certain information for each of the named executive officers concerning the exercise of SARs during 2003 and all unexercised SARs held at December 31, 2003.

	Shares Acquired On Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options/SARs At Fiscal Year-End (#)		Value of Unexercised In-the-Money SARs At Year End ($)(1)
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
James C. Flores	—	—	$531,250	$593,750	$3,343,438	$3,720,313
Stephen A. Thorington	—	—	100,000	200,000	629,000	1,258,000
John F. Wombwell	—	—	—	100,000	—	299,000
Thomas M. Gladney	—	—	21,250	23,750	166,988	143,163
John T. Raymond	—	—	177,085	297,915	986,489	1,694,761

(1)	Year-end values are determined by aggregating for each SAR outstanding as of December 31, 2003 the amount calculated by multiplying the number of shares underlying such SAR by the closing price of Plains common stock on December 31, 2003, which was $15.39, less the exercise price of such SAR.

2002 Stock Incentive Plan

Plains adopted its 2002 Stock Incentive Plan on September 18, 2002 and amended it effective November 20, 2002 to “divide it” into three plans: the 2002 Stock Incentive Plan; the rollover stock incentive plan; and the transition stock incentive plan. On June 3, 2003, Plains’ stockholders approved the First Amendment to the 2002 Stock Incentive Plan to increase the number available for issuance under the plan from 500,000 to 1,500,000.

Rollover Stock Incentive Plan

Plains adopted the rollover plan by splitting it off from the 2002 plan. The purpose of the rollover plan is to govern the SARs issued in the spin-off involving Plains pursuant to the terms of an employee matters agreement between Plains Resources and Plains entered into in 2002 and the restricted stock award of Plains common stock issued to Mr. Thorington pursuant to the spin-off as a result of his restricted stock award of 45,000 shares of Plains Resources common stock, which is described on page 99. No other grants will be made under the rollover plan. If any portion of any of the rollover SARs or Mr. Thorington’s restricted stock award is forfeited, the shares with respect to which they were granted will not be available for further grants under the plan.

Upon the occurrence of a “change in control,” all rollover SARs will become immediately exercisable in full. In addition, the restrictions on Mr. Thorington’s restricted stock award will lapse.

Transition Stock Incentive Plan

Plains adopted the transition plan by splitting it off from the 2002 plan. The purpose of the transition plan was to make one-time grants of 75,000 shares of restricted stock to Mr. Flores, 60,000 shares of restricted stock to Mr. Raymond, Plains’ former President and Chief Operating Officer, and a grant of 300,000 SARs to Mr. Thorington in accordance with their respective employment agreements with Plains (which are discussed below). No other grants will be made under the transition plan.

Upon the occurrence of an event constituting a “change in control,” unless the compensation committee determines otherwise, the restrictions governing the grants of restricted stock will lapse, and any unvested SARs will become immediately exercisable in full.

Employment Agreements and Change-in-Control Arrangements

James C. Flores. On September 19, 2002 Plains entered into an employment agreement with Mr. Flores as its Chairman of the Board and Chief Executive Officer, which became effective on December 18, 2002. The agreement has an initial term of five years that began on its effective date, although it may be terminated earlier under certain circumstances. At the end of the initial five-year term and, if such term is extended, each subsequent term, the agreement will be subject to a one-year extension if Plains and Mr. Flores agree to new compensation terms ninety days before the end of the applicable term.

Pursuant to the employment agreement, Mr. Flores is entitled to a base salary of $400,000 and will be eligible for a target bonus of $400,000, subject to the attainment of performance goals. Also, Mr. Flores has been granted an award of 75,000 restricted shares of Plains common stock, which will vest over three equal annual installments beginning on the first anniversary of the date of grant, which was December 18, 2002.

As a result of his employment with Plains Resources, Mr. Flores received an option under the Plains Resources’ 2001 stock incentive plan to purchase 1,000,000 shares of Plains Resources common stock at an exercise price of $23.00 per share. On December 18, 2002, this performance option “split” such that Mr. Flores received (1) an option to purchase 1,000,000 shares of Plains Resources common stock and (2) an award of stock appreciation rights, or SARs, with respect to 1,000,000 shares of Plains common stock. The $23.00 exercise price of his existing Plains Resources option was also “split” between the adjusted Plains Resources option and the SARs at $13.92 and $9.08, respectively. All of these SARs have vested because Plains met the performance obligation with respect thereto.

In February 2002, Mr. Flores was granted an option to purchase 125,000 shares of Plains Resources common stock at an exercise price of $23.71 per share, which vests over three equal annual installments beginning on the first anniversary of the date of grant. This option was also “split” as discussed above and the vesting terms remain unchanged. The exercise price of his Plains Resources option will also “split” between the adjusted Plains Resources option and an award of SARs at $14.35 and $9.36, respectively.

In 2003 Mr. Flores was granted an award of 85,000 restricted stock units which vest over three equal annual installments beginning June 3, 2004.

Under the employment agreement, Mr. Flores is entitled to all of the employee benefits, fringe benefits and perquisites Plains provides to other senior executives and Plains reimburses him for monthly country club fees.

Mr. Flores’ employment agreement provides that if his employment is terminated by Plains without cause, by Mr. Flores’ death or disability, or by Mr. Flores for good reason, Plains will pay him a lump sum amount equal to three times the sum of his base salary and last earned annual bonus. Also, Mr. Flores and his dependents will be entitled to continued health insurance benefits for a period of three years made “whole” on a net after-tax basis and all of Mr. Flores’ equity-based awards will become immediately exercisable and payable in full.

Under the employment agreement, if benefits to which Mr. Flores becomes entitled are considered “excess parachute payments” under Section 280G of the Code, then Mr. Flores will be entitled to an additional payment from Plains in an amount equal to the excise tax imposed by Section 4999 of the Internal Revenue Code or any interest or penalties with respect to such excise tax (excluding any income tax or employment tax imposed upon the additional payment).

Stephen A. Thorington. Plains entered into an employment agreement with Mr. Thorington on August 20, 2002. Pursuant to this agreement, Mr. Thorington will serve for an initial term of five years beginning on September 3, 2002. At the end of the initial five-year term and, if such term is extended, each subsequent term, the agreement is subject to a one-year extension if Plains and Mr. Thorington agree to new compensation terms before the end of the applicable term. Mr. Thorington’s employment agreement provides for a base salary of $300,000 per year and a target annual bonus of $300,000, subject to the attainment of performance goals. In addition, pursuant to the employment agreement, Mr. Thorington received a $350,000 signing bonus and has been granted SARs with respect to 300,000 shares of Plains common stock at an exercise price of $9.10, the closing price of its common stock on the grant date, December 18, 2002. These SARs vest over three equal annual installments beginning on September 3, 2003. Plains also reimburses Mr. Thorington for initial and monthly downtown luncheon club fees.

In addition, Mr. Thorington was granted by Plains Resources an award of 45,000 restricted shares of Plains Resources common stock, which will vest over three equal annual installments beginning on September 3, 2003. These restricted shares are issued and outstanding, and Mr. Thorington is entitled to vote these shares and receive dividends paid on these shares, which dividends will be held in custody by Plains and paid to Mr. Thorington as the restricted shares vest. As a result, on December 18, 2002, Mr. Thorington received 45,000 restricted shares of Plains common stock pursuant to the spin-off, but the shares are still subject to the same vesting terms as his restricted Plains Resources common stock.

In 2003, Mr. Thorington was granted an award of 45,000 restricted stock units which vest over three equal annual installments beginning June 3, 2004.

If Mr. Thorington’s employment is terminated by Plains without cause, by Mr. Thorington’s death, or if a change of control (as defined in the 2002 plan) occurs, Plains will pay him a lump sum amount equal to two times the sum of his base salary and last earned annual bonus. Also, Mr. Thorington will be entitled to health insurance benefits for up to two years after termination, subject to mitigation if he becomes entitled to health benefits under another plan, and his SARs will automatically vest.

John F. Wombwell. On September 4, 2003 Plains entered into an employment agreement with Mr. Wombwell which has an initial term of five years. At the end of the initial five-year term and, if such term is extended, each subsequent term, the agreement will be subject to a one-year extension if Plains and Mr. Wombwell agree to new compensation terms before the end of the applicable term. Mr. Wombwell is entitled to a base salary of $275,000 per year and a target annual bonus of $275,000, subject to the attainment of performance goals. Also, Mr. Wombwell received a signing bonus of $105,000 and a lump sum payment of $25,000, plus any amount equal to the taxes owed by Mr. Wombwell so that, after taxes, Mr. Wombwell received a net amount of $25,000.

Mr. Wombwell has also received SARs with respect to 100,000 shares of Plains common stock at an exercise price of $12.40. These SARs were one-third vested on September 4, 2003, and the remaining portion will vest one-third on September 4, 2004 and one-third on September 4, 2005.

In 2003 Mr. Wombwell was also granted an award of 35,000 restricted share units which vest over three equal annual installments beginning on September 4, 2004.

If Mr. Wombwell’s employment is terminated by Plains without cause, by Mr. Wombwell’s death, or if a change of control (as defined in the 2002 plan) occurs, Plains will pay him a lump sum amount equal to two times the sum of his base salary and last earned annual bonus. Also, Mr. Wombwell will be entitled to health insurance benefits for up to two years after termination, subject to mitigation if he becomes entitled to health benefits under another plan, and all of his equity-based awards will become fully exercisable.

Thomas M. Gladney. On February 18, 2004 Plains entered into an employment agreement with Mr. Gladney which has an initial term of five years. At the end of the initial five-year term and, if such term is extended, each subsequent term, the agreement will be subject to a one-year extension if Plains and Mr. Gladney agree to new compensation terms before the end of the applicable term. Mr. Gladney is entitled to a base salary of $250,000 per year and a target annual bonus of $250,000, subject to the attainment of performance goals.

Mr. Gladney has also been granted an award of SARs with respect to 100,000 shares of Plains common stock at an exercise price of $15.63. These SARs will vest one-third on February 17, 2005, one-third on February 17, 2006 and one-third on February 17, 2007, subject to approval by the Plains stockholders of the 2004 Stock Incentive Plan at the annual meeting.

As a result of Mr. Gladney’s earlier employment with Plains Resources, Mr. Gladney received three options under the Plains Resources 2001 stock incentive plan to purchase in the aggregate 45,000 shares of Plains Resources common stock. On December 18, 2002, these options “split” such that Mr. Gladney received (i) an adjusted option to purchase 10,000 shares of Plains Resources common stock and an award of SARs with respect to 10,000 shares of Plains common stock, exercise prices of $14.37 and $9.37, respectively; and (iii) an adjusted option to purchase 25,000 shares of Plains Resources common stock and an award of SARs with respect to shares of Plains common stock, exercise prices of $14.35 and $9.36, respectively.

In addition, in 2003 Mr. Gladney was also granted an award of 30,000 restricted share units which vest over three equal annual installments beginning on February 20, 2004.

If Mr. Gladney’s employment is terminated by Plains without cause, by Mr. Gladney’s death, or if a change of control (as defined in the 2002 plan) occurs, Plains will pay him a lump sum amount equal to two times the sum of his base salary and last earned annual bonus (or his target bonus if the termination date occurs before the end of 2004). Also, Mr. Gladney will be entitled to health insurance benefits for up to two years after termination, subject to mitigation if he becomes entitled to health benefits under another plan, and of his equity-based awards will become fully exercisable.

Other. In the event of certain corporate transactions, changes in control of Plains, or changes in the composition of Plains’ board of directors under certain circumstances, all options, SARs, and restricted stock awards granted to Plains’ executive officers will become exercisable on an accelerated schedule pursuant to its 2002 plan, rollover plan and transition plan. To the extent not already exercisable, these options, SARs, and restricted stock awards generally will become fully exercisable upon a change of control of Plains resulting from:

•	a change in the composition of its board of directors pursuant to which incumbent directors or their designated successors cease to constitute at least two-thirds of its board;

•	subject to certain exceptions, the acquisition of securities by a person after which that person beneficially owns 50% or more of the voting power of its outstanding stock; or

•	subject to certain exceptions, approval by its stockholders of a merger, consolidation or reorganization involving it, a complete liquidation or dissolution of it, or an agreement for the sale of all or substantially all of its assets.

Indemnification of Directors and Officers

Plains’ certificate of incorporation provides that Plains must indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any action, suit or proceeding (whether civil, criminal or otherwise) because he, his testator or intestate, is or was one of its directors or officers or because such director or officer, at its request, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity. The rights to indemnification set forth above are not exclusive of any other rights to which such person may be entitled under any statute, provision of its certificate of incorporation or bylaws, agreements, vote of stockholders or disinterested directors or otherwise.

Additionally, Plains’ bylaws provide for mandatory indemnification to at least the extent specifically allowed by Section 145 of the DGCL. Plains’ bylaws generally follow the language of Section 145 of the DGCL, but in addition specify that any director, officer, employee or agent may apply to any court of competent jurisdiction in the State of Delaware for indemnification to the extent otherwise permissible under the bylaws, notwithstanding any contrary determination denying indemnification made by the board, by independent legal counsel, or by the stockholders, and notwithstanding the absence of any determination with respect to indemnification. The bylaws also specify certain circumstances in which a finding is required that the person seeking indemnification acted in good faith, for purposes of determining whether indemnification is available. Under the bylaws, a person is deemed to have acted in good faith and in a manner he reasonably believed to be in or not opposed to Plains’ best interests, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe his conduct was unlawful, if his action is based on Plains’ records or books of account or those of another enterprise, or on information supplied to him by Plains’ officers or the officers of another enterprise in the course of their duties, or on the advice of Plains’ legal counsel or the legal counsel of another enterprise or on information or records given or reports made to Plains or to another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by Plains or another enterprise.

Pursuant to Section 145 of the DGCL, Plains generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities that they incur in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, Plains’ best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in Plains’ right, however, indemnification is generally limited to attorneys’ fees and other expenses and is not available if such person is adjudged to be liable to Plains unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Plains also has the power to purchase and maintain insurance for such persons.

Although the above discussion summarizes the material provisions of Plains’ certificate of incorporation and bylaws and Section 145 of the DGCL, it is not intended to be exhaustive and is qualified in its entirety by each of those documents and that statute.

COMPARISON OF STOCKHOLDER RETURN

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total return of a peer group consisting of Nuevo Energy Company, Noble Energy Inc., Pioneer Natural Resources Company, Stone Energy Corporation, The Houston Exploration Company, Westport Resources Corporation and XTO Energy Inc., and the NYSE Market Index.

The graph covers the period from December 18, 2002, the date Plains’ common stock started trading, through December 31, 2003, and assumes that $100 was invested on December 18, 2002, and any dividends were reinvested. No dividends have been declared or paid on Plains’ common stock. Stockholder returns over the period indicated should not be considered indicative of future stockholder returns. The information contained in the Performance Graph shall not be deemed to be “soliciting material” or to be “filed” with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that Plains specifically incorporates it by reference into such filing.

Comparison of Cumulative Return among

Plains Exploration & Production Company,

Peer Group and NYSE Market Index

	12/18/02	12/31/02	12/31/03
Plains Exploration & Production Company	$100.00	$107.14	$169.12
Peer Group	$100.00	$98.92	$128.89
NYSE Market Index	$100.00	$100.00	$129.95

ORGANIZATION AND COMPENSATION COMMITTEE REPORT

ON EXECUTIVE COMPENSATION

The Organization and Compensation Committee is composed of three independent, non-employee directors. It has the responsibility of determining the compensation level of the Chief Executive Officer and compensation and awards under the Company’s stock incentive plans. It also makes recommendations to the Board of Directors concerning the compensation of the Company’s other executive officers and employees. To carry out these responsibilities, the Committee evaluates (i) the Company’s performance relative to its annual objectives, (ii) the Company’s performance relative to changes in the industry (i.e., performance relative to the opportunities available), and (iii) each executive officer’s contribution to the Company’s achievements during the year. The basic objectives of the executive compensation program are to:

•	enable the Company to attract, motivate and retain high caliber executive officers in order to maximize returns to the Company’s stockholders;

•	emphasize “pay for performance” by having a significant portion of the executive officers’ total compensation “at risk” in the form of incentive compensation that is tied to the attainment of short and long term financial and strategic goals; and

•	align the long term interests of the executive officers with those of the Company’s stockholders through the use of restricted stock, restricted stock units and/or stock appreciation rights, or SARs, as an element of compensation.

The Committee uses independently prepared survey data and monitors general industry and peer group conditions, changes in regulations and tax laws, and other developments that may, from time to time, require modifications of the executive compensation program to ensure the program is properly structured to achieve its objectives. The Company’s executive compensation program currently includes three major components: base salary, annual incentive compensation and long-term incentives.

Base Salaries

Base salaries for each of the Company’s executive officers are designed to maintain salaries that are competitive with the external market and internally equitable, taking into consideration the performance of the individual and his or her contributions to the Company’s performance, and the length of service of the individual with the Company. Although no specific weight is assigned to these factors, the Committee generally targets base salary between the 50th and 75th percentile of the competitive market. To determine salary levels paid within the industry, the Committee reviews various surveys, proxy information of its competitors and also, from time to time, consults with independent compensation consulting firms. The Committee reviews the compensation practices of peer companies in the oil and gas industry that it considers to be most comparable to the Company.

Annual Incentive Compensation

A significant portion of each executive’s total compensation is variable and is dependent on achieving both short and long term financial and strategic goals. In general, performance will be judged based on attainment of annual business plan objectives and on stock price and other performance criteria relative to peer companies. Annual objectives may include oil and gas production levels, oil and gas reserve additions, achievement of income and/or cash flow targets, successful completion of major projects and other items that are considered to be critical to the Company’s success. These objectives are not specifically weighted in determining whether to award annual incentive payments to executive officers because the relative importance of such objectives may change from year to year and the relative responsibilities of each executive officer in the achievement of each of the objectives may differ. Annual incentive compensation may consist of cash bonuses, restricted stock, restricted stock units and/or SARs. Annual cash bonuses will be based upon a “target” for each executive. After a year-end review of the Company’s performance, the Committee determines the amount of the annual incentive payment, if any, that will be awarded to an executive officer based on the Committee’s subjective evaluation of factors. An annual cash bonus may be more than, less than or equal to the target amount based upon the Committee’s evaluation.

Long-term Incentive Compensation

The Company uses long-term incentives to align executive and stockholder interests by rewarding executive performance that increases stockholder value. The Committee anticipates that SARs, restricted stock and/or restricted stock unit awards will generally be granted annually to executive officers. The Company believes that SARs, restricted stock and restricted stock unit awards provide the executive officers the opportunity to acquire and build a meaningful ownership interest in the Company and, therefore, closely align the executive officers’ interests with those of the stockholders. The Company anticipates that SARs, restricted stock and restricted stock unit awards will be granted with three year vesting terms and, in the case of SARs, have a five year term. These types of rewards also provide a compensation structure that the Company believes is transparent and easy for stockholders to understand. Additionally, these types of awards are less dilutive than pure option awards.

The size of the award to an executive officer will generally be benchmarked between the 75th and 90th percentile of the external market. SARs will be granted at exercise prices not less than the market value of the Company’s common stock on the date of the grant and are not transferable (other than to the holder’s heirs or entities for the benefit of his heirs). Therefore, such rights will have no realizable value unless the Company’s stock appreciates in value. SARs, restricted stock and restricted stock unit awards typically include provisions for the vesting of those awards over time.

Compensation of the Chief Executive Officer

Mr. Flores accepted an appointment as Chairman of the Board and Chief Executive Officer of the Company in September 2002. During 2003, Mr. Flores was entitled to a base salary of $400,000. He was granted a bonus of $400,000 for the fiscal year 2003 based upon the attainment of performance goals. The Committee considered the attainment of the Company’s financial and operating goals, the successful acquisition and integration of 3TEC Energy Corporation, and the Company’s stock price performance in assessing Mr. Flores’ performance. Also, in June 2003, Mr. Flores was granted an award of 75,000 restricted shares of the Company’s common stock, which will vest over three equal annual installments beginning on February 12, 2004. The Committee approved Mr. Flores’ compensation package to directly align Mr. Flores’ interests with those of the Company’s stockholders.

Deductibility of Compensation Expenses

Section 162(m) of the Internal Revenue Code generally precludes the Company from taking federal income tax deductions for compensation paid to certain executive officers in excess of $1 million per year, unless such excess constitutes performance-based compensation under such section. The Company’s policy is, primarily, to design and administer compensation plans that support the achievement of long-term strategic objectives and enhance stockholder value. Where it is consistent with this compensation philosophy, the Committee will also attempt to structure compensation programs that are tax-deductible by the Company.

ORGANIZATION AND COMPENSATION COMMITTEE

JOHN H. LOLLAR, Chairman

JERRY L. DEES

TOM H. DELIMITROS

REPORT OF THE AUDIT COMMITTEE

The Board of Directors has established an Audit Committee, which currently consists of four Board members, Messrs. Buckwalter, Delimitros, Dees, and Lollar. Each member of the Committee is “independent,” as defined in the NYSE listing standards, as determined by the Board of Directors, in its business judgment, and is “financially literate” in compliance with the NYSE listing standards as the Plains’ board of directors interprets that designation. In addition, the Plains’ board of directors has determined that Mr. Delimitros is an “audit committee financial expert” as defined in Item 401(h)(2) of Regulation S-K. In addition to the information on Mr. Delimitros set forth on page 90 of this document, Mr. Delimitros (1) obtained a MBA from Harvard University, (2) as President and CEO of Magna Corporation, directly supervised the chief financial officer of Magna Corporation, (3) is currently the chief financial officer of AMT Venture Funds, (4) serves on the boards of directors and the audit committees thereof of various privately-held companies in which AMT Venture Funds has invested, and (5) as director of corporate planning for General Signal Corporation, analyzed financial reports, supervised the preparation of earnings and cash flows projections, and supervised the development of certain internal control systems. The Board of Directors adopted a written charter for the Committee, which was amended in February 2003 and outlines the Committee’s roles and responsibilities. A copy of the charter as amended is available on Plains’ website at www.plainsxp.com. The Committee, among other things,

•	makes determinations concerning the engagement, compensation, oversight and termination of independent auditors,

•	reviews the activities and independence of the independent auditors,

•	reviews and discusses the audited financial statements with management and the independent auditors,

•	discusses with the independent auditors their judgment about the quality, along with the acceptability, of Plains’ accounting principles as applied in Plains’ financial reporting,

•	reviews and discusses with management and the independent auditors significant developments in accounting rules and issues involving judgment that affect the quality of financial reporting and significant proposed changes in Plains’ methods of accounting or financial statements disclosure,

•	reviews with the independent auditors and management the adequacy of Plains’ internal controls,

•	reviews the independent auditors’ proposed audit scope and approach and approves in advance permissible non-audit services performed by the independent auditors,

•	reviews Plains’ annual audit plan and the adequacy of Plains’ internal audits,

•	makes recommendations to the board of directors regarding changes in Plains’ Code of Business Conduct and Ethics, and

•	confirms that management has a review system in place to maximize the likelihood that Plains’ financial statements, reports and other information disseminated to governmental organizations and the public satisfy applicable legal requirements.

The Committee met five times in 2003.

Management of Plains has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. Plains’ independent auditors are responsible for expressing an opinion on the conformity of Plains’ audited financial statements with generally accepted accounting principles in the United States of America.

PricewaterhouseCoopers LLP served as independent auditors for Plains and its subsidiaries for the year ended December 31, 2003 and has acted as such since Plains’ formation and for Plains’ former parent, Plains Resources Inc., since 1977. It is expected that representatives of PricewaterhouseCoopers LLP will be present at the annual meeting and will be available to respond to appropriate questions. These representatives will be given an opportunity to make a statement if they desire to do so.

The Committee has reviewed and discussed with management and the independent auditors Plains’ audited financial statements as of and for the year ended December 31, 2003. The Committee also has discussed with the independent auditors for Plains the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. The Committee has received the written disclosures and the letter from the independent auditors for Plains required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as amended, and has discussed with the independent auditors that firm’s independence from management and Plains. The Committee has also considered whether the provision of services by the independent auditors for matters other than the annual audit and quarterly reviews is compatible with maintaining the auditors’ independence.

Based on the review and discussions referred to in the above paragraph, the Committee recommended to the Board of Directors that the year-end audited financial statements be included in Plains’ Annual Report on Form 10-K for the year ended December 31, 2003 for filing with the Securities and Exchange Commission. The Committee believes that the provision of services by PricewaterhouseCoopers LLP to Plains for matters other than the annual audit and quarterly reviews is compatible with maintaining the principal accountant’s independence.

Audit Fees. The total fees billed for professional services rendered by PricewaterhouseCoopers LLP in connection with the audit of Plains’ annual financial statements for the year ended December 31, 2002 included in Plains’ annual report on Form 10-K and the review of Plains’ quarterly financial statements during 2002 totaled $210,000. The total fees billed for professional services rendered by PricewaterhouseCoopers LLP in connection with the audit of Plains’ annual financial statements for the year ended December 31, 2003 included in Plains’ annual report on Form 10-K and the review of Plains’ quarterly financial statements during 2003 totaled $404,000. In addition, PricewaterhouseCoopers LLP rendered assurance and related services related to the audits of Plains employee benefit plans and certain partnerships involved in the Plains’ oil and gas operations, the fees for which totaled $60,000 in 2002 and $76,000 in 2003.

Audit-Related Fees. The total fees billed for assurance and related services rendered by PricewaterhouseCoopers LLP, including accounting advice related to securities and debt offerings, totaled $756,000 in 2002 and $470,000 in 2003. The percentage of fees related to assurance and related services approved by the audit committee was 100 percent in 2002 and 93 percent in 2003.

Tax Fees. PricewaterhouseCoopers LLP did not render any services related to tax compliance, tax advice or tax planning during 2002 or 2003.

All Other Fees. PricewaterhouseCoopers LLP did not render any other services during 2002 or 2003. The total fees billed for professional services rendered by PricewaterhouseCoopers LLC in connection with due diligence in connection with the 3TEC merger totaled $74,000 in 2003.

The Committee appointed PricewaterhouseCoopers LLP to audit Plains’ financial statements for 2004.

AUDIT COMMITTEE

TOM H. DELIMITROS, Chairman

ALAN R. BUCKWALTER, III

JERRY L. DEES

JOHN H. LOLLAR

PLAINS TRANSACTIONS WITH RELATED PERSONS

Plains Resources owns approximately 24% of Plains All American Pipeline, L.P., or PAA, including 44% of the general partner of PAA. Plains is party to the following agreements with PAA and Plains Resources:

•	a marketing agreement that provides that PAA will purchase all of Plains’ equity oil production at market prices for a fee of $0.20 per Bbl. For the purchase of oil under the agreement, including the royalty share of production, in 2003, 2002 and 2001, PAA paid $284.4 million, $229.6 million and $202.1 million, respectively; and

•	a letter agreement that provides that, if Plains’ marketing agreement with PAA terminates before the termination of PAA’s oil sales agreement with Tosco Refining Co. pursuant to which PAA sells to Tosco all of the oil from Plains’ Arroyo Grande property it purchases from Plains, PAA will continue to purchase Plains’ equity production from Plains’ Arroyo Grande property under the same terms as Plains’ marketing agreement with PAA until the Tosco agreement terminates.

Plains is currently negotiating a new marketing agreement with PAA to, among other things, add a definitive term to the agreement to provide that PAA will use its reasonable best efforts to obtain the best price for Plains’ oil production.

Plains from time to time charters private aircraft from Gulf Coast Aviation Inc., which is not affiliated with Plains or its employees. On certain occasions the airplanes that Gulf Coast charters for Plains are owned by Mr. Flores. In 2003, Plains paid approximately $800,000 to Gulf Coast in connection with airplane chartering services Gulf Coast provided to Plains using Mr. Flores’ airplanes. The charters are arranged through arms-length dealings and the rates are market-based.

Spin-off Agreements

To effect Plains’ separation from Plains Resources, Plains entered into the following agreements with Plains Resources:

•	Master Separation Agreement. The master separation agreement provides for the separation of substantially all of the upstream assets and liabilities of Plains Resources, other than its Florida operations. The master separation agreement provides for, among other things, the separation; cross-indemnification provisions; allocation of fees related to these transactions between Plains and Plains Resources; other provisions governing Plains’ relationship with Plains Resources, including mandatory dispute arbitration, sharing information, confidentiality and other covenants; a noncompetition provision; and Plains entering into the ancillary agreements discussed below with Plains Resources.

•	Tax Allocation Agreement. The tax allocation agreement provides that, until the spin-off, Plains continued to be included in Plains Resources’ consolidated federal income tax group, and Plains’ federal income tax liability was included in the consolidated federal income tax liability of Plains Resources. The agreement also sets forth the manner in which the amount of taxes that Plains pays or receives with respect to consolidated or combined returns of Plains Resources in which Plains is included is to be determined. In addition, to the extent Plains Resources’ net operating losses are used in the consolidated return to offset Plains taxable income from operations during the period January 1, 2002 through the spin-off, Plains will reimburse Plains Resources for the reduction in Plains’ federal income tax liability resulting from the utilization of such net operating losses, up to $3.0 million. Plains will indemnify Plains Resources if the spin-off is not tax-free to Plains Resources as a result of various actions or failures to take action by Plains. In addition, during the three years after the spin-off, Plains will not engage in transactions that could adversely affect the tax treatment of the spin-off unless Plains obtains a supplemental tax ruling from the IRS or a tax opinion that the transaction would not adversely affect the tax treatment of the spin-off or provide adequate economic security to Plains Resources to ensure Plains would be able to comply with its obligation under this agreement.

•	Plains Exploration & Production Transition Services Agreement. The Plains Exploration & Production transition services agreement provided that Plains Resources would provide Plains the following services, on an interim basis: management services, including managing Plains’ operations, evaluating investment opportunities for us, overseeing Plains’ upstream activities, and staffing; tax services; accounting services; payroll services; insurance services; employee benefits services; limited services for legal matters; and financial services. Through December 31, 2003 Plains Resources charged Plains $100,000 to reimburse it for its costs of providing such services. Plains Resources will provide these services until June 16, 2004 unless Plains and Plains Resources decide to terminate the agreement earlier.

•	Plains Resources Transition Services Agreement. Under the Plains Resources transition services agreement, Plains will provide Plains Resources the following services on an interim basis: tax services; accounting services; payroll services; employee benefits services; limited services for legal matters; and financial services. Through December 31, 2003 Plains charged Plains Resources $500,000 to reimburse it for its costs of providing such services. In addition, Plains and Plains Resources may identify additional services that Plains will provide to Plains Resources. This agreement expires on June 8, 2004 unless Plains and Plains Resources decide to terminate the agreement earlier or to extend the term.

•	Technical Services Agreement. The technical services agreement provides that Plains will provide Calumet Florida certain engineering and technical support services required to support operation and maintenance of the oil and gas properties owned by Calumet, including geological, geophysical, surveying, drilling and operations services, environmental and other governmental or regulatory compliance related to oil and gas activities and other oil and gas engineering services as requested, and accounting services. Plains Resources will reimburse Plains for Plains’ costs to provide these services. In addition, Plains and Plains Resources may identify additional services that Plains will provide to Plains Resources. Plains will provide the services until (i) Calumet is no longer a subsidiary of Plains Resources, (ii) Calumet transfers substantially all of its assets to a person that is not a subsidiary of Plains Resources, (iii) July 3, 2005 or (iv) when all the services are terminated as provided in the agreement. Plains Resources may terminate the agreement as to some or all of the services at any time by giving Plains 90 days’ written notice.

SECURITY OWNERSHIP OF PLAINS’ PRINCIPAL STOCKHOLDERS

Please see “Security Ownership of Principal Stockholders—Plains” on page 73 for a description of the security ownership of Plains’ principal stockholders, directors, and named executive officers.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Plains’ directors and executive officers, and persons who own more than ten percent of a registered class of Plains’ equity securities, to file with the SEC and any exchange or other system on which such securities are traded or quoted, initial reports of ownership and reports of changes in ownership of Plains common stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by the SEC’s regulations to furnish Plains and any exchange or other system on which such securities are traded or quoted with copies of all Section 16(a) forms they filed with the SEC.

To Plains’ knowledge, based solely on a review of the copies of such reports furnished to Plains and written representations that no other reports were required, Plains believes that all reporting obligations of Plains’ officers, directors and greater than ten percent stockholders under Section 16(a) were satisfied during the year ended December 31, 2003, except that (i) a Form 4 covering one transaction by John H. Lollar for 189 shares of Plains common stock issued in lieu of annual fees for committee chairmanship was filed late as a consequence of an administrative error and (ii) a Form 4 covering one transaction for the acquisition of 587 shares of Plains common stock and one transaction for the acquisition of 3,334 shares of Plains common stock by EnCap Investments LLC was filed late.

RATIFICATION OF INDEPENDENT AUDITORS

The audit committee of Plains’ board has appointed PricewaterhouseCoopers LLP, certified public accountants, as auditors to examine the financial statements of Plains for the fiscal year ending December 31, 2004, and to perform other appropriate accounting services and is requesting ratification of such appointment by the stockholders. If the stockholders do not ratify the appointment of PricewaterhouseCoopers LLP, the adverse vote will be considered as a direction to the audit committee to select other auditors for the next fiscal year. However, because of the difficulty and expense of making any substitution of auditors after the beginning of the current fiscal year, it is contemplated that the appointment for the fiscal year ending December 31, 2004, will be permitted to stand unless the audit committee finds other reasons for making a change. It is understood that even if the selection of PricewaterhouseCoopers is ratified, the audit committee, in its discretion, may direct the appointment of a new independent accounting firm at any time during the year if the audit committee feels that such a change would be in the best interests of Plains and its stockholders.

The ratification of PricewaterhouseCoopers requires the affirmative vote of holders of a majority of the shares of Plains common stock present, in person or proxy, and entitled to vote at the annual meeting.

Representatives of PricewaterhouseCoopers are expected to be present at the annual meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The Plains audit committee recommends that Plains stockholders vote to approve the proposal to ratify the selection of PricewaterhouseCoopers LLP as Plains’ independent auditors for the fiscal year ending December 31, 2004.

EXPERTS

The consolidated financial statements of Plains as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 incorporated in this document by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of 3TEC Energy Corporation and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein in reliance upon the report dated February 14, 2003 of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report dated February 14, 2003 refers to a change in the method of accounting for derivative instruments and hedging activities effective January 1, 2001.

Certain information with respect to the oil and gas reserves associated with 3TEC’s oil and gas properties is derived from the reports of Ryder Scott Company, L.P., an independent petroleum consulting firm, and has been included in this document upon the authority of said firm as experts with respect to the matters covered by such reports and in giving such reports.

The consolidated financial statements and related schedule of Nuevo as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, have been incorporated by reference herein in reliance upon the report dated March 5, 2004 of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report dated March 5, 2004 contains an explanatory paragraph that states that Nuevo changed its method of accounting for derivative instruments effective January 1, 2001, its method of accounting for asset retirement obligations effective January 1, 2003, and its method of accounting for certain convertible subordinated debentures effective December 31, 2003.

Certain information with respect to the oil and gas reserves associated with Nuevo’s oil and gas properties is derived from the reports of Ryder Scott Company, L.P., an independent petroleum consulting firm, and has been included in this document upon the authority of said firms as experts with respect to the matters covered by such reports and in giving such reports.

LEGAL MATTERS

The validity of the Plains common stock offered hereby will be passed upon by Akin Gump Strauss Hauer & Feld LLP. In addition, Akin Gump Strauss Hauer & Feld LLP and Haynes and Boone, LLP have delivered opinions to Plains and Nuevo, respectively, as to certain tax matters.

STOCKHOLDER PROPOSALS

Plains’ secretary must receive stockholders’ proposals intended to be presented at our 2005 annual meeting at our principal executive office on or before December 15, 2004 to be considered for inclusion in its proxy statement and form of proxy for the meeting. Pursuant to Rule 14a-4(c)(1) under the Exchange Act, if Plains’ secretary receives any stockholder proposal at Plains’ principal executive office before February 28, 2005 but after December 15, 2004, that is intended to be presented at Plains’ 2005 annual meeting without inclusion in its proxy statement for the meeting, the proxies designated by Plains’ board will have discretionary authority to vote on such proposal.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” business and financial information that is not included in or delivered with this document, which means that we can disclose important information to you by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. We incorporate by reference the documents listed below and all documents Plains or Nuevo subsequently files with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (other than information furnished to the SEC pursuant to Item 9 or Item 12 of Form 8-K).

This document incorporates by reference the documents set forth below:

Plains

•	Annual Report on Form 10-K for the fiscal year ending December 31, 2003;

•	Current Reports on Form 8-K filed with the SEC on January 20, 2004, February 12, 2004, February 18, 2004, March 10, 2004, March 17, 2004, March 30, 2004 and March 31, 2004; and

•	The description of Plains common stock set forth in the Registration Statement on Form 10 filed pursuant to Section 12 of the Exchange Act on November 8, 2002.

Nuevo

•	Annual Report on Form 10-K for the fiscal year ending December 31, 2003; and

•	Current Reports on Form 8-K filed with the SEC on January 6, 2004, January 6, 2004, January 28, 2004, February 12, 2004, March 4, 2004 and March 5, 2004.

We are also incorporating by reference additional documents that may be filed with the SEC between the date of the filing of this document and the date of this document’s effectiveness.

You can obtain any of the Plains documents listed above from Plains or the SEC and any of the Nuevo documents listed above from Nuevo or the SEC. Documents listed above are available from Plains and Nuevo, respectively, without charge, excluding all exhibits unless the exhibits have specifically been incorporated by reference in this document. Holders of this document may obtain documents listed above by requesting them upon written or oral request from us at the following addresses:

Plains Exploration & Production Company 700 Milam Street, Suite 3100 Houston, Texas 77002 Attention: Investor Relations (832) 239-6000	Nuevo Energy Company 1021 Main, Suite 2100 Houston, Texas 77002 Attention: Investor Relations (713) 652-0706

If you would like to request documents from Plains, please do so by May 5, 2004 to receive timely delivery of the documents in advance of the Plains annual meeting. If you would like to request documents from Nuevo, please do so by May 5, 2004 to receive timely delivery of the documents in advance of the Nuevo special meeting.

WHERE YOU CAN FIND MORE INFORMATION

Plains and Nuevo file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information Plains and Nuevo file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. Please call the SEC at 1-800-SEC-8330 for further information on the public reference room. These SEC filings are also available to the public at the web site maintained by the SEC at http://www.sec.gov; by Plains at www.plainsxp.com and by Nuevo at www.nuevoenergy.com.

Plains filed a registration statement on Form S-4 to register with the SEC the Plains common stock that Plains will issue to Nuevo stockholders in the merger. This document is part of that registration statement and constitutes a prospectus of Plains in addition to being a proxy statement for Plains for the Plains annual meeting and a proxy statement for Nuevo for Nuevo’s special meeting. As allowed by SEC rules, this document does not contain all of the information you can find in the registration statement or the exhibits to the registration statement.

If you are a stockholder of Plains or Nuevo, you can obtain copies of our annual and quarterly reports from us or the SEC. These documents are available from us without charge, excluding all exhibits. Stockholders may obtain reports of Plains by requesting them in writing from Plains at the following address:

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

Attention: Investor Relations

Stockholders may obtain reports of Nuevo by requesting them in writing from Nuevo at the following address:

Nuevo Energy Company

1021 Main, Suite 2100

Houston, Texas 77002

Attention: Investor Relations

If you would like to request documents from us, please do so by May 5, 2004 so that you may receive them before the Plains annual meeting and Nuevo special meeting. You should rely only on the information contained in this document to vote on the proposals submitted by the Plains board. We have not authorized anyone to provide you with information that is different from what is contained in this document. This document is dated             , 2004. You should not assume that the information contained in this document is accurate as of any date other than such date, and neither the mailing of this document to Nuevo and Plains stockholders nor the issuance of Plains common stock in the merger shall create any implication to the contrary.

Plains has provided all of the information contained in this document with respect to Plains and Nuevo has provided all of the information contained in this document with respect to Nuevo.

If you own Plains common stock or Nuevo common stock, please sign, date and promptly mail the enclosed proxy in the enclosed prepaid envelope. Prompt return of your proxy will help save additional solicitation expense.

NUEVO STOCK OPTION TENDER OFFER

Nuevo is making a tender offer to holders of eligible Nuevo options in connection with the merger to provide a means for such holders to receive cash for their securities in connection with the merger. Set forth below are commonly asked questions and answers about the tender offer and a description of the terms of the tender offer.

Questions and Answers About the Tender Offer

Q:	What will happen to Nuevo’s stock options in the merger?

A:	Each holder of a Nuevo stock option, vested or unvested, may elect to have each such option purchased by Nuevo prior to the merger at a price equal to the product of (i) the amount by which the Nuevo market price per share of Nuevo common stock exceeds the exercise price of the Nuevo option and (ii) the number of shares of Nuevo common stock covered by the outstanding portion of the cancelled Nuevo option. The Nuevo market price is equal to the average closing sales price for the Nuevo common stock for the ten consecutive trading days ending on the second trading day before the closing date of the merger. At Plains’ election, Plains may make such payments to named executives of Nuevo immediately after the merger. In the merger, each unpurchased Nuevo option will become an option (a) to purchase that number of Plains common stock obtained by multiplying the number of shares of Nuevo common stock issuable upon the exercise of such option by 1.765, (b) at an exercise price per share equal to the per share exercise price of such option divided by 1.765, and (c) otherwise with the same terms and conditions as the outstanding Nuevo options.

Q:	What will happen to “out-of-the-money” options?

A:	The tender is for options whose exercise price is less than the Nuevo market price. Each option whose exercise price exceeds the Nuevo market price will be converted into an option to purchase Plain’s common stock as described above regardless at whether such option is tendered to Nuevo for purchase pursuant to the offer.

Q:    What are the conditions to the completion of Nuevo’s tender offer? (See page 115)

A:	While the tender offer is not conditioned upon a minimum number of holders of options electing to participate in this offer or on any minimum total number of options being tendered, participation in the offer is subject to the completion of the merger. Unless the merger is completed, you will continue to hold your options to purchase Nuevo’s common stock under the same terms, conditions of the grant and stock option and stock incentive plans as applied before the offer.

Q: If	I tender an option, do I have to tender option rights for all shares subject to that option? (See page 115)

A:	Nuevo is not accepting partial tenders of options. You may tender one or more of your option grants, but you may only tender all of the unexercised shares subject to each option grant or none of those shares.

Q:	Will I have to pay taxes if I have my options redeemed and canceled in the tender offer? (See page 119)

A:	Cash that you receive in exchange for your tendered options will generally be taxed as ordinary compensation income to you in the year you receive it. Nuevo recommends that you consult with your own tax advisor to determine the tax consequences of tendering options pursuant to the offer.

Q:    When does the offer expire? (See pages 115 and 117 to 118)

A:	The tender offer for the options expires on , at 12:00 p.m., Houston, Texas Time, unless extended. Nuevo may, in its discretion, extend the offer at any time, but Nuevo cannot assure you that the offer will be extended or, if extended, for how long.

If the tender offer is extended, Nuevo will make a public announcement of the extension no later than 9:00 a.m. Houston, Texas time on the next business day following the previously scheduled expiration of the offer period.

Q:    How do I tender my options? (See page 116)

A:	If you decide to tender your options, you must deliver, before 12:00 p.m., Houston, Texas time, on 2004, a properly completed and duly executed letter of transmittal and any other documents required by the letter of transmittal to 1021 Main Street, Suite 2100, Houston, Texas, 77002, Attn: Bob Marlatt. If Nuevo extends the offer beyond that time, you must deliver these documents before the extended expiration of the offer.

Q: During	what period of time may I withdraw previously tendered options? (See page 117)

A:	You may withdraw your tendered options at any time before 12:00 p.m., Houston, Texas time, on , 2004 by delivering to Nuevo a written notice of withdrawal. If Nuevo extends the offer beyond that time, you may withdraw your tendered options at any time until the extended expiration of the offer. Once you have withdrawn options, you may re-tender options only by again following the delivery procedures described above.

Q:    What happens if my options expire prior to the expiration date of the tender offer?

A:	Nuevo will only accept for purchase those options that have not expired by the expiration date or the extended expiration date. Options that expire by their terms before the expiration date of this offer will not be considered outstanding, and no payment will be made for those options pursuant to this offer. Because of the possibility that Nuevo may choose to extend the expiration date of the offer, it is not possible to determine with any certainty when the offer will expire. According, it is your responsibility to decide whether to exercise any of your options before they expire, whether or not you have tendered them in this offer.

Q:    Can I exercise my options after I have tendered them?

A:	Even if you tender your options in this offer, you may still exercise any of your options to purchase Nuevo common stock at any time to the expiration date of this offer by following the procedures for exercise set forth in the terms and conditions of your options.

Q: What	happens if I exercise my options into Nuevo common stock prior to the expiration date of the offer? (See pages 116 to 117)

A:	If you exercise your options prior to the expiration date of the offer, even if you have already tendered the options in this offer, you will receive shares of Nuevo common stock and you will not receive any payments in this offer. If the merger is then completed and you have not yet sold the shares, each share of Nuevo’s common stock that you own will be converted in the merger and for each such share you will be entitled to receive 1.765 shares of Plains’ common stock. See “Terms of the Merger—Manner and Basis of Converting Securities” for details on the conversion of Nuevo common stock in the merger.

Terms of the Tender Offer

General

Each holder of an outstanding Nuevo stock option, vested or unvested, may elect to have each such option purchased before the merger at a price equal to the product of (i) the amount by which the Nuevo market price per share of Nuevo common stock exceeds the per share exercise price of the Nuevo option and (ii) the number of shares of Nuevo common stock covered by the outstanding portion of the cancelled Nuevo option. “Nuevo market price” means the average closing sales price of a share of Nuevo common stock for the ten consecutive trading days ending on the second trading day before the closing date of the merger. Nuevo will purchase options that are (x) properly tendered, and not validly withdrawn, by Nuevo option holders before the expiration of the offer and (y) accepted for payment. Otherwise in the merger each Nuevo purchased option will be converted into an option (a) to purchase that number of shares of Plains common stock obtained by multiplying the number of shares of Nuevo common stock issuable upon the exercise of such option multiplied by 1.765, (b) at an exercise price per share equal to the per share exercise price of such option, divided by 1.765, and (c) otherwise with the same terms and conditions.

Holders may tender one or more of their option grants, but may only tender all of the unexercised options subject to each option grant. Nuevo will not accept partial tenders of options for any portion of the shares subject to an unexercised eligible option grant.

The time by which the holders of Nuevo options must tender their options to qualify to receive payment pursuant to the offer will be 12:00 p.m., Houston, Texas time, on                     , 2004, unless extended, which will be referred to as the “expiration date.” Any extension of the expiration date will be announced in a public announcement. Nuevo will not, however, extend the offer past the effective time of the merger. See “The Offer-Extension, Amendment and Termination of the Offer” for more information. Payment for Nuevo options tendered in accordance with the offer will be made promptly after the expiration date of the offer and immediately prior to the merger. See “The Offer-Acceptance and Payment for the Nuevo Options.” At Plains’ election, Plains may make such redemption payments to named executive officers immediately after the merger.

Purpose of the Offer

This offer is being made in connection with the proposed merger of Nuevo with Plains pursuant to the merger agreement. See “The Merger—Reasons for the Merger—Nuevo.”

Nuevo is making this offer to holders of Nuevo options in connection with the merger to provide a means for such holders to receive cash for their options in connection with the merger.

Conditions

Nuevo urges you to read carefully all of “Nuevo Stock Option Tender Offer,” “Terms of the Merger Agreement—Conditions to the Merger” the accompanying letter of transmittal and the merger agreement, because the following does not contain all of the conditions related to the tender offer.

The offer is not conditioned on participation by any minimum number of holders of eligible Nuevo options in this offer or to any minimum number of eligible Nuevo options being tendered. The offer is conditioned upon the stockholders of Plains and Nuevo adopting the merger and the satisfaction of all other conditions precedent to the merger. These conditions to the merger are subject to waiver in accordance with the terms of the merger agreement. For more information, see “Terms of the Merger Agreement—Conditions to the Merger.”

In addition, Nuevo may extend, terminate or amend the offer, if on or before the expiration date, (i) any action or proceeding is threatened or pending that directly or indirectly challenges the making of the offer, or (ii)

any other event has occurred that, in Nuevo’s reasonable judgment and regardless of the circumstances giving rise to the event or events, makes it inadvisable to proceed with the offer or the acceptance and cancellation of the tendered Nuevo options.

The conditions referred to above are for the benefit of Nuevo and may be asserted by Nuevo regardless of the circumstances, including any action or omission to act by Nuevo, giving rise to any condition, and may be waived by Nuevo, subject to the requirements of the Exchange Act, in whole or in part, at any time and from time to time prior to the expiration date. The failure of Nuevo at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time prior to the expiration date. Any determination by Nuevo concerning the events described above will be final and binding on all parties. Notwithstanding the foregoing, Nuevo does not expect to waive the foregoing conditions.

Procedures for Tendering Nuevo Options

For a holder of Nuevo options to participate in this offer and validly tender Nuevo options, a properly completed and duly executed letter of transmittal, or facsimile thereof, together with any other required documents, must be received by Nuevo at the address or the facsimile number set forth on the front sheet of this prospectus prior to 12:00 p.m., Houston, Texas time, on the expiration date. Nuevo will only accept a paper copy or facsimile of your letter of transmittal. E-mail will not be accepted. Holders of Nuevo options do not need to return their related stock option agreement to effectively tender their options in this offer.

The tendering of the Nuevo options pursuant to the offer will constitute acceptance of the terms and conditions of the offer by each of the holders of the options. Nuevo’s acceptance of the securities tendered in this offer will constitute a binding agreement between Nuevo and each holder of such options upon the terms and subject to the conditions of the offer.

The method of delivery of the letter of transmittal and all other required documents is at the election and risk of the tendering holders of Nuevo options. Delivery of these documents will be deemed made only when Nuevo receives them. If a tendering holder of Nuevo options chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. If a tendering holder of Nuevo options chooses to deliver by facsimile, Nuevo recommends that the holder confirm Nuevo’s receipt of the facsimile transmission by calling Nuevo at the telephone number set forth on the front sheet of this prospectus. In all cases, sufficient time should be allowed to ensure timely delivery. No alternative, conditional or contingent tenders of Nuevo options will be accepted.

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered Nuevo options will be determined by Nuevo in its discretion, and Nuevo’s determination will be final and binding. Nuevo reserves the right to reject any and all letters of transmittal that Nuevo determines are not in proper form or the acceptance for payment of or payment for which may, in the opinion of Nuevo’s legal counsel, be unlawful. Nuevo also reserves the right, in its discretion, to waive any defect or irregularity in the election form of any particular holder, whether or not similar defects or irregularities are waived in the case of other holders. Nuevo’s interpretation of the terms and conditions of the offer, including the instructions in the letter of transmittal, will be final and binding. Nuevo will not be under any duty to give notification of any defects or irregularities in the letters of transmittal or any notices of withdrawal and will not be liable for failure to give any such notification.

Acceptance of and Payment for the Nuevo Options

Promptly after the expiration date, Nuevo will accept for cancellation and redemption all Nuevo options that, subject to the right to extend, terminate or amend the offer, have not:

•	expired before the expiration of this offer; or

•	been properly withdrawn from this offer by the holder at or prior to 12:00 p.m., Houston, Texas time on the expiration date; or

•	been exercised by the holder before the expiration of this offer.

Properly tendered Nuevo options accepted in accordance with the offer will be redeemed and paid for promptly after the expiration date and immediately prior to the merger.

Withdrawal Rights

Validly tendered Nuevo options may be withdrawn by the tendering holder at any time at or prior to 5:00 p.m., Houston, Texas time on the expiration date. If the offer is terminated without any Nuevo options being redeemed, then all letters of transmittal received pursuant to this offer will be promptly destroyed or returned to the submitting holders.

For a withdrawal of validly tendered Nuevo options to be effective, a properly completed and duly executed notice of withdrawal must be received by Nuevo at or prior to 12:00 p.m., Houston, Texas time, on the expiration date at 1021 Main Street, Suite 2100, Houston Texas 77002. You will sign a notice of withdrawal which will result in the withdrawal of all of your previously tendered Nuevo options. If Nuevo extends the offer beyond the expiration date, you may withdraw your validly tendered Nuevo options at any time until the extended expiration of the offer. Nuevo will only accept a paper copy or facsimile of your notice of withdrawal. E-mail delivery will not be accepted.

Neither Nuevo nor any other person is obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will anyone incur any liability for failure to give any such notice. Nuevo will determine, in its discretion, all questions as to the form and validity (including time of receipt) of notices of withdrawal. Nuevo’s determination of these matters will be final and binding.

Withdrawals of previously tendered Nuevo options may not be rescinded and any Nuevo options properly withdrawn will thereafter be deemed not validly tendered for purposes of the offer. Properly withdrawn Nuevo options may, however, be re-tendered again by following the procedures described above in “—Procedures for Tendering Nuevo Options” at any time at or prior to 12:00 p.m., Houston, Texas time, on the expiration date.

Withdrawals of tendered Nuevo options can only be accomplished in accordance with the foregoing procedures.

Extension, Amendment and Termination of the Offer

Nuevo may at any time and from time to time, extend the period during which the offer is open and delay accepting any Nuevo options tendered by publicly announcing the extension and giving oral or written notice of the extension to the holders of Nuevo options.

Prior to the expiration date, Nuevo may postpone accepting Nuevo options for cancellation and payment if any of the conditions specified above in “—Conditions” occurs. To postpone accepting or canceling, Nuevo must publicly announce the postponement and give oral or written notice of the postponement to the holders of Nuevo options. Nuevo’s right to delay accepting Nuevo options for cancellation and payment is limited by Rule 13e-4(f)(5) under the Exchange Act, which requires that Nuevo must pay the consideration offered or return the surrendered Nuevo options promptly after Nuevo terminates or withdraws the offer.

As long as Nuevo complies with all applicable laws, Nuevo may amend the offer in any way, including decreasing or increasing the consideration offered in the offer to holders of Nuevo options. If it appears that the merger will not be completed soon after the expiration date, Nuevo expects to extend the offer. Nuevo may amend the offer at any time by publicly announcing the amendment. If Nuevo extends the length of time during which the offer is open, the extension must be issued no later than 9:00 a.m., Houston, Texas time, on the next business day after the last previously scheduled or announced expiration date. Any public announcement relating to the offer will be made promptly in a manner reasonably designed to inform holders of Nuevo options of the change, which may include the issuance of a press release.

If Nuevo materially changes the terms of the offer or the information about the offer, or if Nuevo waives a material condition of the offer, Nuevo will extend the offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(3) under the Exchange Act. Under these rules, the minimum period an offer must remain open following material changes in the terms of the offer or information about the offer, other than a change in price or a change in percentage of securities sought, will depend on the facts and circumstances. If Nuevo decides to increase or decrease what you will be paid for your Nuevo options, Nuevo will publish notice of the action. If the offer is scheduled to expire within ten business days from the date of a change in price Nuevo will notify you of such an increase or decrease, and will also extend the offer for a period of at least ten business days after the date the notice is published.

If the merger agreement is terminated, this offer will become null and void and Nuevo will not pay any consideration in exchange for Nuevo options tendered to Nuevo. Under those circumstances, you will continue to hold your Nuevo options under the same terms, conditions and stock option or incentive plans as applied before the offer. Nuevo will not terminate the offer prior to the expiration date for any reason other than (a) the termination of the merger agreement or (b) the occurrence of any of the events expressly set forth in the section of this offer to purchase entitled “—Conditions” above. If Nuevo terminates the offer prior to the expiration as set forth in the foregoing sentence, Nuevo will promptly notify each holder of Nuevo options who has elected to participate in the offer of such termination, and will promptly return or destroy each letter of transmittal.

Source and Amount of Funds

As of April 1, 2004, there were 1,276,214 total eligible Nuevo options to acquire Nuevo’s common stock. Based upon this amount and assuming all of the holders of these options elect to participate in the offer and tender these options in the offer, the maximum aggregate amount of funds that will be required in order for Nuevo to pay the total aggregate consideration of the offer and to pay fees and expenses relating to the offer is expected to be approximately $17,880,912.

Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Nuevo Options

Nuevo directors and executive officers may participate in the offer with respect to their Nuevo options, in which event, Nuevo will purchase their tendered Nuevo options on the same terms as any other tendered Nuevo options. Nuevo anticipates that many of its officers and directors will participate in the tender offer. A list of Nuevo’s directors and executive offers can be found in “Security Ownership of Principal Stockholders—Nuevo”. As of April 1, 2004, such persons as a group, beneficially owned a total of 882,105 eligible Nuevo options, which represented approximately 69% of all Nuevo options outstanding as of that date.

Neither Nuevo nor any of its directors or executive officers engaged in transactions involving the Nuevo options during the 60 days prior to the commencement of the offer.

For additional information regarding all agreements, arrangements and understandings with respect to any of Nuevo’s securities involving any of its executive officers and directors, you should read the section of this document regarding the merger agreement and Nuevo’s other filings with the SEC that referred to in this document. See “Where You Can Find More Information.” In addition, except as otherwise described or referred to in this document, neither Nuevo nor, to its knowledge, any of its executive officers or directors, is a party to any agreement, arrangement or understanding with respect to any of its securities, including any agreement, arrangement or understanding concerning the transfer or the voting of any of its securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Status of Nuevo Options Acquired By Nuevo in the Offer

All Nuevo options that Nuevo acquires in connection with the offer will be cancelled.

Legal Matters and Regulatory Approval

Nuevo is not aware of any license or regulatory permit that appears to be material to its business that might be adversely affected by the offer, or of any approval or other action by any government or regulatory authority or agency that is required for the acquisition, ownership or cancellation of the Nuevo options as described in the offer or the payment for tendered Nuevo options. If any other approval or action should be required, Nuevo presently intends to seek the approval or take the action. This could require Nuevo to delay the acceptance of tendered Nuevo options. Nuevo may not be able to obtain any required approval or take any other required action. Nuevo’s obligation under the offer to accept tendered options for cancellation and payment is subject to the conditions described in “—Conditions.”

Fees and Expenses

Nuevo will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Nuevo options pursuant to this offer. Nuevo’s directors, officers and employees, who will not be specifically compensated for such services, may contact eligible holders by mail, telephone, telex, telegram, e-mail and in person regarding the offer.

Material Federal Income Tax Consequences

Nuevo’s purchase of Nuevo options from you pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes. If you are an employee, the cash you receive for your tendered Nuevo options pursuant to the offer will generally be treated as ordinary compensation income, and the amount payable to you in the offer will be subject to U.S. federal and possibly also state and local, withholding.

If you do not tender your Nuevo options in the offer, you will not have any U.S. federal income tax liability as a result of the consummation of the offer. If you intend to tender your Nuevo options, you should consult your own tax advisor.

In the merger, each unpurchased Nuevo option will become an option (a) to purchase that number of Plains common stock obtained by multiplying the number of shares of Nuevo common stock issuable upon the exercise of such option by 1.765, (b) at an exercise price per share equal to the per share exercise price of such option divided by 1.765, and (c) otherwise with the same terms and conditions as the outstanding Nuevo options. However, if Section 421 of the Internal Revenue Code applies to any Nuevo option because of the qualifications under Section 422 or 423 of the Internal Revenue Code, the exercise price, the number of shares purchasable pursuant to option and the terms and conditions of exercise of such option will comply with Section 424(a) of the Internal Revenue Code.

The discussion above is included for general information only. You are advised to consult your own tax advisor regarding the U.S. federal, state, local and foreign tax consequences of tendering your Nuevo options for cash pursuant to the offer in light of your own particular circumstances.

Miscellaneous

The offer is being made to all holders of Nuevo options. Nuevo is not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If Nuevo becomes aware of any jurisdiction where the making of the offer is not in compliance with any valid applicable law, Nuevo will make a good faith effort to comply with such law. If, after such good faith effort, Nuevo cannot comply with such law, the offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Nuevo options residing in such jurisdiction.

Nuevo has not authorized any person to make any recommendation or representations on its behalf as to whether you should tender or refrain from tendering your Nuevo options pursuant to this offer. You should rely only on the information contained in this document or to documents to which Nuevo has referred you.

GLOSSARY OF OIL AND GAS TERMS

The following are abbreviations and definitions of certain terms commonly used in the oil and gas industry and this document:

API gravity. A system of classifying oil based on its specific gravity, whereby the greater the gravity, the lighter the oil.

Bbl. One stock tank barrel, or 42 U.S. gallons liquid volume, used in reference to oil or other liquid hydrocarbons.

Bcfe. One billion cubic feet of gas equivalent.

BOE. One stock tank barrel equivalent of oil, calculated by converting gas volumes to equivalent oil barrels at a ratio of 6 Mcf to 1 Bbl of oil.

Development well. A well drilled within the proved area of an oil or gas reservoir to the depth of a stratigraphic horizon known to be productive.

Differential. An adjustment to the price of oil from an established spot market price to reflect differences in the quality and/or location of oil.

Gas. Natural gas.

MBbl. One thousand barrels of oil or other liquid hydrocarbons.

MBOE. One thousand BOE.

Mcf. One thousand cubic feet of gas.

Mcfe. One thousand cubic feet of gas equivalent.

MMBbl. One million barrels of oil or other liquid hydrocarbons.

MMBOE. One million BOE.

MMBtu. One million British Thermal units. One British thermal unit is the amount of heat required to raise the temperature of one pound of water to one degree Fahrenheit.

MMcf. One million cubic feet of gas.

MMcfe. One million cubic feet of gas equivalent.

Net production. Production that is owned, less royalties and production due others.

Oil. Crude oil, condensate and natural gas liquids.

Operator. The individual or company responsible for the exploration and/or exploitation and/or production of an oil or gas well or lease.

PV-10. The pre-tax present value, discounted at 10% per year, of estimated future net revenues from the production of proved reserves, computed by applying sales prices in effect as of the dates of such estimates and held constant throughout the productive life of the reserves (except for consideration of price changes to the extent provided by contractual arrangements), and deducting the estimated future costs to be incurred in developing, producing and abandoning the proved reserves (computed based on current costs and assuming continuation of existing economic conditions).

Proved developed reserves. Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Additional oil and gas expected to be obtained through the application of fluid injection or other improved recovery techniques for supplementing the natural forces and mechanisms of primary recovery should be included as “proved developed reserves” only after testing by a pilot project or after the operation of an installed program has confirmed through production response that increased recovery will be achieved.

Proved reserves. Per Article 4-10(a)(2) of Regulation S-X, the SEC defines proved oil and gas reserves as the estimated quantities of oil, gas, and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made. Prices include consideration of changes in existing prices provided only by contractual arrangements, but not on escalations based upon future conditions.

Reservoirs are considered proved if economic producibility is supported by either actual production or conclusive formation test. The area of a reservoir considered proved includes: (i) that portion delineated by drilling and defined by gas-oil and/or oil-water contacts, if any; and (ii) the immediately adjoining portions not yet drilled, but which can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of information on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir.

Reserves which can be produced economically through application of improved recovery techniques (such as fluid injection) are included in the “proved” classification when successful testing by a pilot project, or the operation of an installed program in the reservoir, provides support for the engineering analysis on which the project or program was based.

Estimates of proved reserves do not include: (i) oil that may become available from known reservoirs but is classified separately as “indicated additional reserves”; (ii) oil, gas, and natural gas liquids, the recovery of which is subject to reasonable doubt because of uncertainty as to geology, reservoir characteristics, or economic factors; (iii) oil, gas, and natural gas liquids, that may occur in undrilled prospects; and (iv) oil, gas, and natural gas liquids, that may be recovered from oil shales, coal, gilsonite and other such sources.

Proved reserve additions. The sum of additions to proved reserves from extensions, discoveries, improved recovery, acquisitions and revisions of previous estimates.

Proved undeveloped reserves. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation. Under no circumstances should estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual tests in the area and in the same reservoir.

Reserve life. A measure of the productive life of an oil and gas property or a group of properties, expressed in years. Reserve life is calculated by dividing proved reserve volumes at year-end by production for that year.

Reserve replacement cost. The cost per BOE of reserves added during a period calculated by using a fraction, the numerator of which equals the costs incurred for the relevant property acquisition, exploration, exploitation and development and the denominator of which equals changes in proved reserves due to revisions of previous estimates, extensions, discoveries, improved recovery and other additions and purchases of reserves in-place.

Reserve replacement ratio. The proved reserve additions for the period divided by the production for the period.

Royalty. An interest in an oil and gas lease that gives the owner of the interest the right to receive a portion of the production from the leased acreage (or of the proceeds of the sale thereof), but generally does not require the owner to pay any portion of the costs of drilling or operating the wells on the leased acreage. Royalties may be either landowner’s royalties, which are reserved by the owner of the leased acreage at the time the lease is granted, or overriding royalties, which are usually reserved by an owner of the leasehold in connection with a transfer to a subsequent owner.

Standardized measure. The present value, discounted at 10% per year, of estimated future net revenues from the production of proved reserves, computed by applying sales prices in effect as of the dates of such estimates and held constant throughout the productive life of the reserves (except for consideration of price changes to the extent provided by contractual arrangements), and deducting the estimated future costs to be incurred in developing, producing and abandoning the proved reserves (computed based on current costs and assuming continuation of existing economic conditions). Future income taxes are calculated by applying the statutory federal and state income tax rate to pre-tax future net cash flows, net of the tax basis of the properties involved and utilization of available tax carryforwards related to oil and gas operations.

Upstream. The portion of the oil and gas industry focused on acquiring, exploiting, developing, exploring for and producing oil and gas.

Working interest. An interest in an oil and gas lease that gives the owner of the interest the right to drill for and produce oil and gas on the leased acreage and requires the owner to pay a share of the costs of drilling and production operations.

PLAINS EXPLORATION & PRODUCTION COMPANY

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial information shows the pro forma effect of the merger. The unaudited pro forma combined statement of income for the year ended December 31, 2003 has been prepared based on the historical consolidated statements of income of Plains and Nuevo under the assumptions set forth in the accompanying footnotes. The unaudited pro forma combined balance sheet as of December 31, 2003 has been prepared based on the historical consolidated balance sheets of Plains and Nuevo under the assumptions set forth in the accompanying footnotes.

On February 12, 2004, Plains and Nuevo announced they had entered into a definitive agreement pursuant to which Plains will acquire Nuevo in a stock for stock transaction. If completed, Plains will issue up to 38.8 million shares to Nuevo shareholders and assume $234 million of net debt (as of December 31, 2003) and $115 million of TECONs. Under the terms of the transaction, Nuevo stockholders will receive 1.765 shares of Plains common stock for each share of Nuevo common stock. This transaction has been accounted for using the purchase method of accounting. The effect of this transaction is reflected in the merger adjustments in the unaudited pro forma combined statements of income.

The pro forma effects of the following transactions are presented in Note 5 to the pro forma combined financial statements:

•	Plains’ acquisition of 3TEC Energy Corporation which was completed on June 4, 2003; and

•	Plains’ issuance of $75 million of 8.75% senior subordinated notes on May 30, 2003.

The unaudited pro forma combined statement of income for the year ended December 31, 2003 assumes the Nuevo merger transaction, 3TEC merger transaction, the new notes offering and the sale of Nuevo’s Congo operations occurred on January 1, 2003. Plains believes the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to such transactions.

In February 2004 Nuevo redeemed the $75 million balance outstanding of its 9 1/2% Senior Subordinated Notes due June 1, 2008 at 104.75%. The redemption was funded by proceeds from real estate sales and bank debt. Nuevo estimates the redemption will result in annual interest expense savings of approximately $6 million. The effect of the redemption is not reflected as a pro forma adjustment to the historical data.

Plains has not reflected as an adjustment to the historical data annual cost savings of at least $20 million that Plains and Nuevo expect to result from the merger.

The unaudited pro forma combined financial statements do not purport to represent what Plains results of operations would have been if such transactions had occurred on such dates. These unaudited pro forma combined financial statements should be read in conjunction with the Form 10-K of Plains for the year ended December 31, 2003, the Consolidated Financial Statements of 3TEC included in Plains’ Registration Statement on Form S-4 (No. 333-108407) filed August 29, 2003, and the Form 10-K of Nuevo for the year ended December 31, 2003.

PLAINS EXPLORATION & PRODUCTION COMPANY

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AT DECEMBER 31, 2003

(in thousands of dollars)

	Plains Historical	Merger Adjustments (a)	Plains Proforma
ASSETS
Current Assets
Cash and cash equivalents	$1,377	$63,076	$64,453
Accounts receivable	50,611	39,728	90,339
Assets held for sale	—	38,290	38,290
Inventories	5,318	3,233	8,551
Other current assets	3,019	4,387	7,406

	60,325	148,714	209,039

Property and Equipment, at cost
Oil and natural gas properties—full cost method
Subject to amortization	1,074,302	962,131	2,036,433
Not subject to amortization	63,658	—	63,658
Other property and equipment	4,939	—	4,939

	1,142,899	962,131	2,105,030
Allowance for depreciation, depletion and amortization	(186,004)	—	(186,004)

	956,895	962,131	1,919,026

Goodwill	147,251	239,285	386,536

Other Assets	19,641	5,425	25,066

	$1,184,112	$1,355,555	$2,539,667

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and other current liabilities	$79,750	$85,395	$165,145
Commodity hedging contracts	55,123	35,005	90,128
Royalties payable	19,080	5,312	24,392
Interest payable	622	3,663	4,285
Current maturities on long-term debt	511	—	511

	155,086	129,375	284,461

Long-Term Debt	487,906	401,713	889,619

Asset Retirement Obligation	33,235	133,861	167,096

Other Long-Term Liabilities	32,194	12,067	44,261

Deferred Income Taxes	121,435	89,656	211,091

Stockholders’ Equity
Stockholders’ equity	394,695	588,883	983,578
Accumulated other comprehensive income (loss)	(40,439)	—	(40,439)

	354,256	588,883	943,139

	$1,184,112	$1,355,555	$2,539,667

PLAINS EXPLORATION & PRODUCTION COMPANY

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED ENDED DECEMBER 31, 2003

(in thousands of dollars, except per share data)

	Plains Pro Forma	Nuevo Historical	Adjustments for Sale of Nuevo’s Congo Operations	Nuevo Pro Forma	Merger Adjustments		Combined Company Pro Forma Adjusted
Revenues
Oil, gas and plant revenues	$376,797	$369,975	$(42,772)	$327,203	$—		$704,000
Other operating revenues	888	1,362	—	1,362	—		2,250

	377,685	371,337	(42,772)	328,565	—		706,250

Costs and expenses:
Production expenses	118,205	159,832	(10,536)	149,296	—		267,501
Exploration costs	—	2,115	—	2,115	(2,115	)(b)	—
General and administrative	29,424	28,457	—	28,457	—		57,881
Stock appreciation rights	18,010	—	—	—	—		18,010
Gain on disposition of properties	—	(5,824)	—	(5,824)	4,551	(c)	(1,273)
Depreciation, depletion, amortization and accretion	64,999	70,810	(5,847)	64,963	43,798	(d)	173,760
Other	—	1,256	—	1,256	—		1,256

	230,638	256,646	(16,383)	240,263	46,234		517,135

Income from operations	147,047	114,691	(26,389)	88,302	(46,234)		189,115
Other income (expense):
Interest expense	(27,075)	(36,406)	1	(36,405)	1,612	(e)	(61,868)
Gain (loss) on derivatives	(37,084)	(5,842)	—	(5,842)	—		(42,926)
Loss on early extinguishment of debt	—	(12,578)	—	(12,578)	—		(12,578)
Interest and other income (expense)	(100)	342	(25)	317	—		217

Income from continuing operations before income taxes	82,788	60,207	(26,413)	33,794	(44,622)		71,960
Income tax benefit (expense)	(34,342)	(23,118)	3,452	(19,666)	23,197	(f)	(30,811)

Income from continuing operations	$48,446	$37,089	$(22,961)	$14,128	$(21,425)		$41,149

Earnings per share
Basic	$1.21	$1.92	—	$0.73	—		$0.54
Diluted	$1.20	$1.89	—	$0.72	—		$0.53

Average shares outstanding
Basic	40,190	19,355	—	19,355	17,142		76,687
Diluted	40,256	19,627	—	19,627	17,363		77,246

PLAINS EXPLORATION & PRODUCTION COMPANY

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1—BASIS OF PRESENTATION AND ACCOUNTING FOR THE MERGER

The accompanying unaudited pro forma balance sheet and unaudited pro forma statement of income presents the pro forma effects of the merger and the transactions. The unaudited pro forma balance sheet is presented as though the merger occurred on December 31, 2003. The unaudited pro forma combined statement of income for year ended December 31, 2003 assumes the merger occurred on January 1, 2003.

The merger has been accounted for using the purchase method of accounting for business combinations. Under the purchase method of accounting, Nuevo’s assets and liabilities acquired or assumed are revalued and recorded at their estimated fair values.

Plains follows the full cost method of accounting for oil and gas properties while Nuevo follows the successful efforts method of accounting. Certain costs that are capitalized under the full cost method are expensed under the successful efforts method. These costs consist primarily of costs associated with unsuccessful exploration drilling, geological and geophysical costs and general and administrative costs associated with acquisition, exploration, exploitation and development activities. Under full cost accounting proceeds from the sale of oil and gas properties are reflected as reductions to capitalized costs unless such sales involve a significant change in the relationship between costs and the estimated value of proved reserves, in which case a gain or loss is recognized. Pro forma entries include the reclassification of certain of these items to conform Nuevo’s accounting to the full cost method.

NOTE 2—SALE OF NUEVO CONGO OPERATIONS

On April 8, 2004 Nuevo, together with its wholly owned subsidiary Nuevo International Inc., entered into a definitive agreement to sell Nuevo’s operations offshore the Republic of Congo via the sale of the stock of Nuevo’s subsidiaries that hold the Congo properties. Nuevo’s historical statement of income for the year ended December 31, 2003 has been adjusted to reflect the sale of such operations effective January 1, 2003. The assets acquired and liabilities assumed in the Merger Adjustments have been adjusted to exclude amounts related to Nuevo’s Congo operations and cash and cash equivalents includes $56.8 million related to the sale. The effects to Nuevo’s historical balance sheet for other working capital items, which have equal impacts to the assets acquired and liabilities assumed, consist of decreases to current assets of $2.6 million, primarily related to inventories, and to current liabilities of $9.6 million, primarily related to accounts payable and other current liabilities. The other effects to Nuevo’s historical balance sheet relate to decreases to non-current assets, primarily oil and gas properties, of approximately $42.9 million and non-current liabilities, primarily the asset retirement obligation of $2.6 million. The Merger Adjustments (Note 3(a)) reflect the assets acquired and liabilities assumed at fair value.

If the combined company used the $56.8 million in estimated proceeds from the sale to retire outstanding bank debt, long-term debt at December 31, 2003 would be reduced to $832.8 million and interest expense for the year ended December 31, 2003 would be reduced by $1.6 million and income from continuing operations would be increased by $1.0 million.

PLAINS EXPLORATION & PRODUCTION COMPANY

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

NOTE 3—PRO FORMA ADJUSTMENTS RELATED TO THE MERGER

The unaudited pro forma balance sheet includes the following adjustments:

(a) This entry reflects the estimated preliminary pro forma allocation of the purchase price as of December 31, 2003 using the purchase method of accounting. The following is a calculation and allocation of the purchase price to assets acquired and liabilities assumed based on their relative fair value (in thousands, except as noted):

Shares of Plains common stock to be issued	36,496
Average Plains stock price	$15.76

Fair value of Plains common stock to be issued	$575,177
Fair value of Nuevo employee stock options to be assumed by Plains	13,706
Estimated merger expenses	32,000

Total purchase price before liabilities assumed	620,883
Fair value of liabilities :
Senior Subordinated Notes	244,313
Bank Credit Facility	15,000
TECONs	110,400
Current liabilities	129,375
Other noncurrent liabilities	12,067
Deferred income tax liabilities	89,656
Asset retirement obligation	133,861

Total purchase price plus liabilities assumed	$1,355,555

Fair value of assets acquired:
Current assets	$148,714
Proved oil and gas properties	962,131
Other noncurrent assets	5,425
Goodwill	239,285

$1,355,555

The purchase price includes the value of Plains common stock to be issued to Nuevo stockholders in the merger. The average Plains common stock price is based on the average closing prices of Plains common stock during the five business day period commencing two days before the merger was announced. Under the terms of the merger agreement, Nuevo common stockholders will receive 1.765 shares of Plains common stock for each share of Nuevo common stock. It is expected that Plains will issue 35.8 million common shares based on Nuevo’s outstanding common shares on February 12, 2004.

At least 30 days prior to the effective time of the merger, Nuevo will give each holder of any employee or director stock option of Nuevo the opportunity to have each such option cancelled and redeemed immediately prior to the merger. Upon consummation of the merger, Plains will assume each uncancelled option and each such option will become an option (i) to purchase that number of shares of Plains common stock obtained by multiplying the number of shares of Nuevo common stock issuable upon the exercise of such option by 1.765, (ii) at an exercise price per share equal to the per share exercise price of such option divided by 1.765, and (iii) otherwise upon the same terms and conditions as such outstanding options. The accompanying pro forma statements assume that no Nuevo stock options are redeemed prior to the merger, and that Plains issues 2.3 million options with an average exercise price of $10.59. If all outstanding Nuevo stock options are cancelled and redeemed, cash consideration of approximately $19.3 million would be paid to option holders based on a Nuevo

PLAINS EXPLORATION & PRODUCTION COMPANY

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

share price of $32.56, the closing price on March 31, 2004. The accompanying pro forma statements assume that no Nuevo stock options are redeemed prior to the merger.

If all stock options are redeemed for cash prior to the closing of the merger, pro forma income from continuing operations would be $40.9 million compared to the $41.1 million presented in the accompanying statements for the year ended December 31, 2003. The basic earnings per share amount would be $0.53 per share compared to the $0.54 per share in the accompanying statements. The diluted earnings per share amount would not change.

The total purchase price also includes $32 million of estimated merger costs. These costs include investment banking expenses, severance, legal and accounting fees, printing expenses and other merger-related costs. These costs have been added to long-term debt in the unaudited pro forma balance sheet.

The preliminary allocation of purchase price includes approximately $239 million of goodwill. Approximately $90 million of the goodwill is related to deferred income tax liabilities to be recorded due to the non-taxable nature of the merger. The significant factors that contributed to the recognition of goodwill include but are not limited to expected economies of scale in connection with our existing operations, improved financial flexibility with more efficient access to lower cost capital and the ability to acquire an established business with an assembled workforce.

The purchase price is preliminary and is subject to change due to several factors including:

•	Changes in the fair values of Nuevo’s assets and liabilities as of the effective time of the merger;

•	The number of Nuevo common and restricted shares and stock options outstanding as of the effective time of the merger;

•	Actual merger costs incurred; and

•	Tax basis of Nuevo assets at the effective time of the merger.

The unaudited pro forma statements of income include the following adjustments:

(b) This entry reflects the reversal of Nuevo historical exploration costs that are expensed under the successful efforts methods of accounting and are capitalized under the full cost method of accounting.

(c) This entry reflects the reversal of the gain on disposition of oil and gas properties and assets held for sale. Under full cost accounting, proceeds from the sale of oil and gas properties are accounted for as reductions to capitalized costs unless such sales involve a significant change in the relationship between costs and the estimated value of proved reserves, in which case a gain or loss is recognized. The remaining gain on disposition of property relates to sales of non oil and gas properties.

(d) This entry adjusts depreciation, depletion, amortization and accretion expense based on the fair value allocated to oil and gas properties. Pro forma depreciation, depletion, amortization and accretion for the combined company is calculated using the unit of production method based on the oil and gas property costs, reserve volumes and future development and abandonment costs of the combined companies. The pro forma depreciation, depletion, amortization and accretion rate is $5.24 per barrel of oil equivalent. Accretion expense has been adjusted to reflect Plains’ credit adjusted risk free interest rate and other assumptions.

PLAINS EXPLORATION & PRODUCTION COMPANY

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS—(Continued)

(e) This entry adjusts historical interest expense for the effect of debt assumed and incurred in connection with the merger.

(f) This entry reflects the adjustment of income tax expense based on a post-merger effective rate of approximately 41% (43% including return to provision adjustments included in Plains’ historical income tax expense for the year ended December 31, 2003).

NOTE 4 – EARNINGS PER SHARE

Earnings per share for the year ended December 31, 2003 has been calculated based on the pro forma weighted average number of shares outstanding as follows:

	Year Ended December 31, 2003
Weighted average shares outstanding		33,321
Pro forma increase assuming 3TEC merger occurred January 1, 2003		6,869
Nuevo outstanding shares	20,678
Exchange ratio	1.765	36,497

Pro forma basic shares outstanding		76,687
Plains restricted shares		148
Nuevo options		411

Pro forma diluted shares outstanding		77,246

Diluted shares do not include the following because the inclusion would be anti-dilutive:

Year Ended December 31, 2002
Shares issuable upon conversion of TECONs	3,419
Nuevo employee stock options with an exercise price greater than the average market price of the common stock	477

NOTE 5 – PLAINS PRO FORMA RESULTS OF OPERATIONS

Plains’ pro forma results of operations included in the accompanying unaudited pro forma statement of operations include the effect of the following:

•	Plains acquisition of 3TEC Energy Corporation which was completed on June 4, 2003; and

•	Plains issuance of $75 million of 8.75% senior subordinated notes on May 30, 2003.

On June 4, 2003 Plains acquired 3TEC for approximately $312.9 million in cash and common stock plus $90.0 million to retire outstanding debt and $14.7 million to retire outstanding 3TEC preferred stock. Under the terms of the agreement 3TEC stockholders received $8.50 in cash and 0.85 shares of our common stock for each share of 3TEC common stock. This transaction has been accounted for using the purchase method of accounting. The effect of this transaction is reflected in the 3TEC Merger Adjustments in the unaudited pro forma consolidated statements of income.

The unaudited pro forma combined statement of income for the year ended December 31, 2003 assumes the 3TEC merger transactions and the $75 million notes offering occurred on January 1, 2003. Plains believes the assumptions used provide a reasonable basis for presenting the significant effects directly attributable to such transactions.

PLAINS EXPLORATION & PRODUCTION COMPANY

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

(in thousands of dollars, except per share data)

	Plains Historical	Offering Adjustments		Plains Pro Forma Offering	3TEC Historical(4)	Merger Adjustments		Plains Pro Forma Adjusted
Revenues
Oil, gas and plant revenues	$303,202	$—		$303,202	$73,664	$(69	)(5)	$376,797
Gain (loss) on sale of properties	—	—		—	72	(72	)(10)	—
Gain (loss) on derivatives	—	—		—	(37,931)	37,931	(12)	—
Other operating revenues	888	—		888	59	(59	)(12)	888

	304,090	—		304,090	35,864	37,731		377,685

Costs and Expenses
Production expenses	104,819	—		104,819	13,386	—		118,205
Geological and geophysical	—	—		—	5,023	(5,023	)(10)	—
Dry hole and impairments	—	—		—	2,198	(2,198	)(10)	—
General and administrative	25,148	—		25,148	4,539	(263	)(10)	29,424
Stock appreciation rights	18,010	—		18,010	—	—		18,010
						(17,954	)(6)
Depreciation, depletion,						11,707	(7)
amortization and accretion	52,484	32	(1)	52,516	18,313	417	(13)	64,999

	200,461	32		200,493	43,459	(13,314)		230,638

Income from Operations	103,629	(32)		103,597	(7,595)	51,045		147,047
Other Income (Expense)
						1,336	(8)
Interest expense	(23,778)	(2,408	)(2)	(26,186)	(1,336)	(889	)(9)	(27,075)
Gain (loss) on derivatives	847	—		847	—	(37,931	)(12)	(37,084)
Merger costs	—	—		—	(11,108)	11,108	(11)	—
						14	(10)
Interest and other income (expense)	(159)	—		(159)	(14)	59	(12)	(100)

Income From Continuing Operations Before Income Taxes	80,539	(2,440)		78,099	(20,053)	24,742		82,788
Income tax benefit (expense)	(33,452)	965	(3)	(32,487)	7,820	(9,675	)(14)	(34,342)

Income From Continuing Operations	$47,087	$(1,475)		$45,612	$(12,233)	$15,067		$48,446

Earnings Per Share:
Basic	$1.41							$1.21

Diluted	$1.41							$1.20

Average Shares Outstanding:
Basic	33,321					6,869	(15)	40,190
Diluted	33,469					6,787	(15)	40,256

Offering Adjustments

(1)	Reflects amortization of debt issue costs for the period, on a straight line basis that approximates the interest method, over the life of the 8.75% Notes.
(2)	Reflects interest expense at a rate of 7.71% (net of premium on issuance) for the period on the new notes, assuming that the new notes were issued on January 1, 2003. A 1/8 of 1% change in the interest rate would result in a $39,000 change in interest expense.
(3)	Reflects the income tax effect of the Offering Adjustments based on Plains’ historical effective income tax rate.

Merger Adjustments

(4)	3TEC’s historical results of operations for the five months ended May 31, 2003.
(5)	Reflects the $0.20 per barrel marketing fee Plains pays to Plains All American Pipeline, L.P.
(6)	Reflects the reversal of 3TEC’s historical DD&A expense related to oil and gas properties.
(7)	Reflects the effect of the merger on DD&A expense on oil and gas properties under the full cost method.
(8)	Reflects the reversal of 3TEC’s amortization of deferred debt issue costs and interest expense with respect to 3TEC’s debt that was retired in the merger.
(9)	Reflects interest expense for the period on $189.2 million of debt incurred in connection with the acquisition net of $1.6 million of capitalized interest. Interest expense is based on an estimated borrowing rate under Plains’ senior revolving credit facility (3.1%). Capitalized interest is based on the $61.1 million of purchase price allocated to oil and gas properties not subject to amortization and Plains’ effective average interest rate (6.0% based on pro forma debt). A 1/8% change in the interest rate would result in a $0.1 million change in interest expense.
(10)	Reflects the reversal of certain 3TEC’s income items that are charged or credited to income under the successful efforts method of accounting that are capitalized under the full cost method of accounting.
(11)	Reflects the reversal of 3TEC expenses related to the merger.
(12)	Reflects the reclassification of certain 3TEC revenue and expense items to conform to the Plains presentation.
(13)	Reflects amortization of estimated debt issue cost for the period, on a straight-line basis that approximates the interest method over the life of the agreement.
(14)	Reflects the adjustment of income tax expense based on a post-merger effective rate for current year earnings of approximately 41%.
(15)	Reflects common shares issued in the 3TEC merger.

Summary Pro Forma Oil and Gas Reserve Data of the Combined Company

The following table sets forth summary pro forma information with respect to Plains’ and Nuevo’s combined estimated net proved oil and gas reserves as of December 31, 2003.

	Plains	Nuevo(1)	Pro forma
Estimated Quantities of Oil and Gas Reserves at December 31, 2003
Proved Reserves
Oil (MBbl)	227,728	165,973	393,701
Gas (MMcf)	319,177	167,171	486,348
MMBOE	280,924	193,835	474,759
Proved Developed Reserves
Oil (MBbl)	124,822	150,319	275,141
Gas (MMcf)	235,070	125,721	360,791
MMBOE	164,000	171,273	335,273

Standardized Measure of Discounted Future Net Cash Flows (in thousands) at December 31, 2003
Future cash inflows	$8,190,872	$5,111,413	$13,302,285
Future development costs	(529,920)	(415,090)	(945,010)
Future production expense	(3,041,607)	(2,274,484)	(5,316,091)
Future income tax expense	(1,579,078)	(733,237)	(2,312,315)

Future net cash flows	3,040,267	1,688,602	4,728,869
Discounted at 10% per year	(1,783,464)	(634,307)	(2,417,771)

Standardized measure of discounted future net cash flows	$1,256,803	$1,054,295	$2,311,098

(1)	Adjusted to reflect the sale of Congo operations. See Note 2.

ANNEX A

AGREEMENT AND PLAN OF MERGER

By and Among

PLAINS EXPLORATION & PRODUCTION COMPANY,

PXP CALIFORNIA INC.

and

NUEVO ENERGY COMPANY

Dated February 12, 2004

(As amended on April 9, 2004)

ARTICLE I THE MERGER	1
1.1 The Merger	1
1.2 Effective Time of the Merger	1
1.3 Tax Treatment	1

ARTICLE II THE SURVIVING CORPORATION	1
2.1 Certificate of Incorporation	1
2.2 Bylaws	1
2.3 Directors and Officers	1

ARTICLE III CONVERSION OF SHARES	2
3.1 Conversion of Capital Stock	2
3.2 Surrender and Payment	3
3.3 Stock Options; Restricted Stock	4
3.4 No Fractional Shares	5
3.5 Closing	6
3.6 Alternative Structure	7

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF TARGET	9
4.1 Organization and Qualification	9
4.2 Capitalization	10
4.3 Authority	11
4.4 Consents and Approvals; No Violation	11
4.5 Target SEC Reports	12
4.6 Financial Statements	13
4.7 Absence of Undisclosed Liabilities; Liabilities as of Year End	13
4.8 Absence of Certain Changes	13
4.9 Taxes	14
4.10 Litigation	15
4.11 Employee Benefit Plans; ERISA	16
4.12 Environmental Liability	17
4.13 Compliance with Applicable Laws	18
4.14 Insurance	18
4.15 Labor Matters; Employees	18
4.16 Reserve Reports	19
4.17 Permits	20
4.18 Material Contracts	20
4.19 Required Stockholder Vote	21
4.20 Proxy/Prospectus; Registration Statement	21
4.21 Intellectual Property	21
4.22 Hedging	21
4.23 Brokers	21
4.24 Tax-Free Reorganization	22
4.25 Fairness Opinion	23
4.26 Takeover Laws and Rights Plans	24

ARTICLE V REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB	24
5.1 Organization and Qualification	24
5.2 Capitalization	25
5.3 Authority	25
5.4 Consents and Approvals; No Violation	26
5.5 Parent SEC Reports	27

A-i

5.6 Parent Financial Statements	27
5.7 Absence of Undisclosed Liabilities	27
5.8 Absence of Certain Changes	28
5.9 Taxes	28
5.10 Litigation	29
5.11 Employee Benefit Plans; ERISA	29
5.12 Environmental Liability	30
5.13 Compliance with Applicable Laws	31
5.14 Insurance	31
5.15 Labor Matters; Employees	32
5.16 Reserve Reports	32
5.17 Permits	33
5.18 Material Contracts	33
5.19 Required Stockholder Vote	33
5.20 Proxy/Prospectus; Registration Statement	34
5.21 Intellectual Property	34
5.22 Hedging	34
5.23 Brokers	34
5.24 Tax Matters	34
5.25 Fairness Opinion	36
5.26 Takeover Laws and Rights Plans	36

ARTICLE VI CONDUCT OF BUSINESS PENDING THE MERGER	36
6.1 Conduct of Business by Target Pending the Merger	36
6.2 Conduct of Business by Parent Pending the Merger	38

ARTICLE VII ADDITIONAL AGREEMENTS	40
7.1 Access and Information	40
7.2 Acquisition Proposals	40
7.3 Directors’ and Officers’ Indemnification and Insurance	43
7.4 Further Assurances	44
7.5 Expenses	44
7.6 Cooperation	44
7.7 Publicity	44
7.8 Additional Actions	44
7.9 Filings	44
7.10 Consents	45
7.11 Certain Parent Board Approvals	45
7.12 Parent Board of Directors	45
7.13 Stockholders’ Meetings	45
7.14 Preparation of the Proxy/Prospectus and Registration Statement	46
7.15 Stock Exchange Listing	47
7.16 Employee Matters	48
7.17 Notice of Certain Events	48
7.18 Matters Relating to TECONS Documents	49
7.19 Site Inspections	49
7.20 Affiliate Agreements; Tax Treatment	50
7.21 Stockholder Litigation	50
7.22 Indenture Matters	50
7.23 Parent Rights Plan	50
7.24 No Triggering Event	50
7.25 Cancellation of Treasury Shares	51

A-ii

ARTICLE VIII CONDITIONS TO CONSUMMATION OF THE MERGER	51
8.1 Conditions to the Obligation of Each Party	51
8.2 Conditions to the Obligations of Parent	51
8.3 Conditions to the Obligations of Target	52

ARTICLE IX SURVIVAL	53
9.1 Survival of Representations and Warranties	53
9.2 Survival of Covenants and Agreements	53

ARTICLE X TERMINATION, AMENDMENT AND WAIVER	53
10.1 Termination	53
10.2 Effect of Termination	55

ARTICLE XI MISCELLANEOUS	57
11.1 Notices	57
11.2 Severability	57
11.3 Assignment	57
11.4 Interpretation	58
11.5 Counterparts	58
11.6 Entire Agreement	58
11.7 Governing Law	58
11.8 Submission to Jurisdiction	58
11.9 Attorneys’ Fees	58
11.10 No Third Party Beneficiaries	58
11.11 Disclosure Schedules	58
11.12 Amendments and Supplements	58
11.13 Extensions, Waivers, Etc.	59

A-iii

INDEX OF DEFINED TERMS

Term	Section	Term	Section
Affiliated Group	4.24	Named Executives	3.3(a)
Aggregate Cost Overrun	6.1(j)	Oil and Gas Interests	4.16(a)
Agreement	Preamble	Parent	Preamble
Amoco Purchase Agreement	4.9(i)	Parent Acquisition Proposal	7.2(b)
Ancillary Agreements	4.3	Parent Benefit Plans	5.11(a)
Assessment	7.19	Parent Breach	10.1(c)
Audit	4.9(f)	Parent Common Shares	3.1(b)
Base Indenture	3.1(c)	Parent Disclosure Schedule	5.1(a)
Business Employee	7.16	Parent Engagement Letters	5.23
Closing	3.5	Parent ERISA Affiliate	5.11(a)
Closing Agreement	4.9(i)	Parent Expense Cap	10.2(c)(i)
Closing Date	3.5	Parent Material Adverse Effect	5.1(c)
Code	Preamble	Parent Material Contract	5.18(a)
Common Conversion	3.1(b)	Parent Meeting	7.13(b)
Consideration		Parent Parties	Preamble
Confidentiality Agreements	7.1	Parent Reserve Report	5.16(a)
Customary Post-Closing Consents	4.4(b)	Parent SEC Reports	5.5(a)
D&O Insurance	7.3(c)	Parent Stockholders’ Approval	5.19
DCL Regulations	4.9(i)	Parent Superior Proposal	10.1(j)
Debentures	3.1(c)	Parent Tax Certificate	8.3(c)
Declaration of Trust	3.1(c)	Parent Termination Fee	10.2(c)(i)
Director Nominees	7.12(a)	PBGC	4.11(b)
DGCL	1.1	PCBs	4.12(e)
Effective Time	1.2	Permits	4.17
Enforceability Exception	4.3	Person	3.2(c)
Environmental Laws	4.12(a)	proceeding	7.3(a)
ERISA	4.11(a)	Proxy/Prospectus	4.20
Exchange Act	4.4(b)	Registration Statement	4.20
Exchange Agent	3.2(a)	Related Person	4.24
Exchange Fund	3.2(a)	Sarbanes-Oxley Act	4.5(b)
Exchange Instructions	3.2(b)	SEC	4.5(a)
Exchange Ratio	3.1(b)	Securities Act	4.4(b)
Expenses	7.5(b)	Severance Package Table	4.11(e)
5.75% Indenture	3.1(c)	Stock Certificate	3.1(b)
GAAP	4.6	Subsidiary	4.1(c)
Governmental Authority	3.2(c)	Supplemental Indenture	3.1(c)
Guarantee	3.1(c)	Surviving Corporation	1.1
Hazardous Substances	4.12(b)	Target	Preamble
HSR Act	4.4(b)	Target Acquisition Proposal	7.2(a)
Hydrocarbons	4.16(a)	Target Benefit Plans	4.11(a)
Indemnified Liabilities	7.3(a)	Target Breach	10.1(d)
Indemnified Party	7.3(a)	Target Common Shares	3.1(a)
Inspected Party	7.19	Target Preferred Shares	4.2(c)
Inspecting Party	7.19	Target Disclosure Schedule	4.1(a)
Intellectual Property	4.21	Target Employee Agreement	4.11(a)
Inter-Purchaser Agreement	4.9(i)	Target Employees	4.11(e)
knowledge of Target	4.9(c)	Target Engagement Letters	4.23
knowledge of Parent	5.9(c)	Target ERISA Affiliate	4.11(a)
Liens	4.2(b)	Target Expense Cap	10.2(b)(i)

A-iv

Term	Section	Term	Section
Merger	Preamble	Target Stockholders’ Approval	4.19
Merger Consideration	3.1(b)	Target Superior Proposal	10.1(h)
Merger Sub	Preamble	Target Tax Certificate	8.2(c)
Merger Sub Common Stock	3.6(e)	Target Termination Fee	10.2(b)(i)
Target Market Price	3.3(a)	Tax Agreement	4.9(i)
Target Material Adverse Effect	4.1(c)	Tax Authority	4.9(f)
Target Material Contracts	4.18(a)	Tax Returns	4.9(f)
Target Meeting	7.13(a)	Taxes	4.9(f)
Target Options	3.3(a)	TECONS	3.1(c)
Target Reserve Report	4.16(a)	TECONS Documents	3.1(c)
Target Restricted Shares	3.3(c)	Termination Date	10.1(b)
Target Rights	6.1(q)	Transactions	3.5
Target Rights Agreement	4.26(b)	Triggering Event	4.9(i)
Target SEC Reports	4.5(a)	WARN Act	4.15(b)
Target Severance Policy	4.11(e)

Exhibits

7.20    Affiliate Agreement

A-v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) dated February 12, 2004, by and among Plains Exploration & Production Company, a Delaware corporation (“Parent”), PXP California Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub,” and, together with Parent, the “Parent Parties”) and Nuevo Energy Company, a Delaware corporation (“Target”).

WHEREAS, the respective Boards of Directors of Parent and Target deem it advisable and in the best interests of their respective corporations and stockholders that Target merge with and into Parent (the “Merger”) upon the terms and subject to the conditions set forth herein, and such Boards of Directors have approved the Agreement and the Merger; and

WHEREAS, for federal income tax purposes, it is intended that the Merger will qualify as a reorganization under the provisions of Section 368(a) of the United States Internal Revenue Code of 1986, as amended (the “Code”);

NOW, THEREFORE, in consideration of the premises and the representations, warranties and agreements contained herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1    The Merger.    Upon the terms and subject to the conditions hereof, at the Effective Time Target shall merge with and into Parent and the separate corporate existence of Target shall thereupon cease and Parent shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”). The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law (the “DGCL”), including the Surviving Corporation’s succession to and assumption of all rights and obligations of Target.

1.2    Effective Time of the Merger.    The Merger shall become effective (the “Effective Time”) upon the later of (i) the date of filing of a properly executed Certificate of Merger relating to the Merger with the Secretary of State of Delaware in accordance with the DGCL, and (ii) at such later time as the parties shall agree and set forth in such Certificate of Merger. The filing of the Certificate of Merger referred to above shall be made as soon as practicable on the Closing Date set forth in Section 3.5.

1.3    Tax Treatment.    It is intended that the Merger shall constitute a reorganization under Section 368(a) of the Code.

ARTICLE II

THE SURVIVING CORPORATION

2.1    Certificate of Incorporation.    The Certificate of Incorporation of Parent in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation at and after the Effective Time until thereafter amended in accordance with the terms thereof and the DGCL.

2.2    Bylaws.    The bylaws of Parent as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation at and after the Effective Time, and thereafter may be amended in accordance with their terms and as provided by the Surviving Corporation’s Certificate of Incorporation and bylaws and the DGCL.

2.3    Directors and Officers.    At and after the Effective Time, the directors and officers of Parent shall be the directors and officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and bylaws and the DGCL. This Section 2.3 shall not alter Parent’s obligations under Section 7.12.

ARTICLE III

CONVERSION OF SHARES

3.1    Conversion of Capital Stock.    At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any capital stock described below:

(a)    All shares of Common Stock of Target, par value $.01 per share (“Target Common Shares”), that are held in Target’s treasury shall be canceled and cease to be outstanding and no cash, Parent capital stock or other consideration shall be delivered in exchange therefor.

(b)    Subject to Section 3.3(a), each issued and outstanding Target Common Share (other than Target Common Shares treated in accordance with Section 3.1(a)) shall be converted into the right to receive 1.765 (the “Exchange Ratio”) shares of common stock, par value $.01 per share, of Parent (the “Parent Common Shares”) (the “Common Conversion Consideration”). All such Target Common Shares, when so converted, shall be retired, shall cease to be outstanding and shall automatically be cancelled, and the holder of a certificate (“Stock Certificate”) that, immediately prior to the Effective Time represented such Target Common Shares shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Stock Certificate in accordance with Section 3.2: (x) the Common Conversion Consideration, (y) certain dividends and other distributions under Section 3.1(f), and (z) cash in lieu of fractional Parent Common Shares under Section 3.4, in each case without interest (collectively, the “Merger Consideration”). Notwithstanding the foregoing, if between the date hereof and the Effective Time the Parent Common Shares or Target Common Shares are changed into a different number of shares or a different class, because of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

(c)    Under and in accordance with the terms set forth in the TECONS Documents, the right to receive Target Common Shares upon the conversion of and under the terms of Target’s Debentures issued and outstanding immediately prior to the Effective Time, and the related right to receive Target Common Shares upon the conversion of and under the terms of the TECONS issued and outstanding immediately prior to the Effective Time (such conversion occurring by way of the exchange of such TECONS for Debentures and thereupon the conversion of such Debentures into Target Common Shares), shall each become the right to receive only Parent Common Shares (and not any Target Common Shares) and the conversion price per Target Common Share of such securities shall be adjusted to a conversion price per Parent Common Share equal to the quotient of (x) the conversion price in effect immediately prior to the Effective Time (which shall be $59.375) divided by (y) the Exchange Ratio.

For purposes of this Agreement, (i) the “Base Indenture” means the Subordinated Indenture dated as of November 25, 1996, as amended by the First Supplemental Indenture dated December 23, 1996, between Nuevo Energy Company and Wilmington Trust Company, as Indenture Trustee (the “Supplemental Indenture” and, together with the Base Indenture, the “5.75% Indenture”); (ii) the “Declaration of Trust” means the Amended and Restated Declaration of Trust dated December 23, 1996, among Nuevo Energy Company, as Sponsor, Wilmington Trust Company, as Institutional Trustee and Delaware Trustee, and Michael D. Watford, Robert L. Gerry, III and Robert M. King, as Regular Trustees; (iii) the “Debentures” means Target’s 5.75% Convertible Subordinated Debentures due December 15, 2026 issued under the 5.75% Indenture; (iv) “TECONS” means the $2.875 Term Convertible Securities, Series A, issued under the Declaration of Trust; (v) “Guarantee” means the Preferred Securities Guarantee Agreement dated as of December 23, 1996, executed and delivered by Target, as

Guarantor, and Wilmington Trust Company, as the Preferred Guarantee Trustee; and (vi) the “TECONS Documents” means the Declaration of Trust, the 5.75% Indenture, the Debentures, the TECONS and the Guarantee.

(d)    [Intentionally Deleted.]

(e)    The Merger shall not affect any Parent Common Shares issued and outstanding immediately prior to the Effective Time.

(f)    No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Stock Certificate with respect to the Merger Consideration that such holder has the right to receive and no cash payment in lieu of fractional shares shall be paid to a holder pursuant to Section 3.4 until the holder of record of such Stock Certificate has surrendered such Stock Certificate in accordance with Section 3.2. Subject to the effect of applicable laws (including escheat and abandoned property laws), following surrender of any such Stock Certificate, the record holder of the certificate or certificates representing the Merger Consideration issued in exchange therefor shall be paid, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to Parent Common Shares, and (ii) if the payment date for any dividend or distribution with a record date after the Effective Time with respect to Parent Common Shares has not occurred prior to the surrender of such Stock Certificate, at the appropriate payment date therefor, the amount of dividends or other distributions with respect to Parent Common Shares with a record date after the Effective Time but prior to the surrender of such Stock Certificate and a payment date subsequent to the surrender of such Stock Certificate.

(g)    All Merger Consideration issued upon the surrender of Stock Certificates in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Stock Certificates and the Target Common Shares formerly represented thereby, and from and after the Effective Time there shall be no further registration of transfers effected on the stock transfer books of the Surviving Corporation of Target Common Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Stock Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article III.

3.2    Surrender and Payment.

(a)    Parent shall authorize one or more transfer agent(s) reasonably acceptable to Target to act as Exchange Agent hereunder (the “Exchange Agent”) with respect to the Merger. At or prior to the Effective Time, Parent shall deposit with the Exchange Agent for the benefit of the holders of Target Common Shares, for exchange in accordance with this Section 3.2 through the Exchange Agent, certificates representing the Parent Common Shares issuable pursuant to Section 3.1 in exchange for outstanding Target Common Shares plus accrued and unpaid dividends with respect thereto (such Parent Common Shares, together with any dividends or distributions with respect thereto and cash in lieu of fractional Parent Common Shares, being hereinafter referred to as the “Exchange Fund”). The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration in exchange for surrendered Stock Certificates pursuant to Section 3.1 out of the Exchange Fund. Except as contemplated by Section 3.2(d), the Exchange Fund shall not be used for any other purpose.

(b)    Promptly but in any event within 5 business days after the Effective Time, Parent shall cause the Exchange Agent to send to each holder of record of Stock Certificates a letter of transmittal for use in such exchange (which shall specify that the delivery shall be effected, and risk of loss and title with respect to the Stock Certificates shall pass, only upon proper delivery of the Stock Certificates to the Exchange Agent, and which shall be in a form reasonably acceptable to Target), and instructions for use in effecting the surrender of Stock Certificates for payment therefor in accordance herewith (together, the “Exchange Instructions”). The Exchange Agent shall also provide for holders of Stock Certificates to procure in person immediately after the Effective Time a letter of transmittal and instructions and to deliver in person immediately after the Effective Time such letter of transmittal and Stock Certificates in exchange for the Merger Consideration.

(c)    If any portion of the Merger Consideration is to be issued or paid to a Person other than the registered holder of Target Common Shares represented by the Stock Certificate(s) surrendered in exchange therefor, no such issuance or payment shall be made unless (i) the Stock Certificate(s) so surrendered have been properly endorsed or otherwise be in proper form for transfer and (ii) the Person requesting such issuance has paid to the Exchange Agent any transfer or other taxes required as a result of such issuance to a Person other than the registered holder or establish to the Exchange Agent’s satisfaction that such tax has been paid or is not applicable. For this Agreement, “Person” means an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including any governmental or regulatory authority or agency (a “Governmental Authority”).

(d)    Any portion of the Exchange Fund that remains unclaimed by the holders of Target Common Shares one year after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged such holder’s Stock Certificates in accordance with this Section 3.2 prior to that time shall thereafter look only to Parent, as a general creditor thereof, to exchange such Stock Certificates or to pay amounts to which such holder is entitled pursuant to Section 3.1. If outstanding Stock Certificates are not surrendered prior to six years after the Effective Time (or, in any particular case, prior to such earlier date on which any Merger Consideration issuable or payable upon the surrender of such Stock Certificates would otherwise escheat to or become the property of any governmental unit or agency), the Merger Consideration issuable or payable upon the surrender of such Stock Certificates shall, to the extent permitted by applicable law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Target or the Surviving Corporation shall be liable to any holder of Stock Certificates for any amount paid, or Merger Consideration delivered, to a public official pursuant to applicable abandoned property, escheat or similar laws.

(e)    If any Stock Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Stock Certificate is lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Stock Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Stock Certificate the Merger Consideration in respect thereof pursuant to this Agreement.

3.3    Stock Options; Restricted Stock.

(a)    At least twenty (20) business days prior to the Effective Time, Target shall give each holder of any employee or director stock option of Target (the “Target Options”) outstanding at the Effective Time, the opportunity to elect to have each such Target Option, whether or not then vested, cancelled and cashed out immediately prior to the Effective Time. The consideration for the cancellation of any such Target Option shall be (x) the amount by which the Target Market Price (as defined below) of one share of Target Common Share exceeds the per share exercise price of such Target Option (y) multiplied by the number of Target Common Shares covered by the outstanding portion of the cancelled Target Option. Each such Target Option the holder of which has so elected shall be cancelled and no longer be outstanding immediately prior to the Effective Time. Target shall pay such consideration to the holders electing to cancel their Target Options prior to the Effective Time. “Target Market Price” means the average closing sales price of a Target Common Share as reported under “NYSE Composite Transaction Reports” in The Wall Street Journal for the ten consecutive trading days ending on the second trading day before the expiration of the offer by Target to cancel and cash out such Target Options as set forth in this Section 3.3 (which shall be the Closing Date). Notwithstanding the foregoing, at Parent’s election Parent shall, in lieu of Target’s above-described payments to Named Executives, Parent may make such payments to Named Executives immediately subsequent to the Effective Time.

For purposes of this Agreement, “Named Executives” means the Chief Executive Officer and the four other most highly compensated executive officers of Target as of December 31, 2003.

(b)    At the Effective Time, automatically and without any action on the part of the holder thereof, Parent will assume each outstanding Target Option that has not been cancelled in accordance with the provisions of Section 3.3(a), and it will become an option (i) to purchase that number of Parent Common Shares obtained by multiplying the number of Target Common Shares issuable upon the exercise of such Target Option by the Exchange Ratio, (ii) at an exercise price per share equal to the per share exercise price of such Target Option divided by the Exchange Ratio, and (iii) otherwise upon the same terms and conditions as such outstanding Target Options; except that if Code Section 421 applies to any Target Option because of the qualifications under Code Section 422 or 423, the exercise price, the number of shares purchasable pursuant to such Target Option and the terms and conditions of exercise of such Target Option will comply with Code Section 424(a).

(c)    Immediately prior to the Effective Time, automatically and without any action on the part of the holder thereof, all remaining restrictions with respect to each unvested employee or director restricted Target Common Share issued pursuant to Target’s stock incentive or other equity award plans (the “Target Restricted Shares”) shall expire and the Target shall issue certificates representing Target Common Shares issuable with respect to such Target Restricted Shares and all such issued shares shall be treated as Target Common Shares in accordance with Section 3.1(b). Target is hereby authorized to take all action necessary to effectuate the vesting of the Target Restricted Shares and the issuance of certificates representing Target Common Shares with respect thereto.

(d)    [Intentionally deleted.]

(e)    Parent will take all corporate actions necessary to reserve for issuance a sufficient number of Parent Common Shares for delivery upon exercise of Target Options Parent assumes under Section 3.3(a).

(f)    On or prior to the 30th day following the Effective Time, Parent will file a registration statement on Form S-8 (or any successor or other appropriate forms) with respect to the Parent Common Shares subject to Target Options and will use its reasonable efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus or prospectuses contained therein) for as long as such options remain outstanding.

(g)    Parent will assume as of the Effective Time each Target stock option plan providing for the issuance or grant of Target Options and all of Target’s obligations with respect to the Target Options. Upon assumption of such plans, such amendments thereto as may be required to reflect the Merger will be deemed to have been made.

3.4    No Fractional Shares.    No fractional Parent Common Shares shall be issued in the Merger and fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. In lieu of any fractional interest, each holder of Target Common Shares immediately prior to the Effective Time who would otherwise have been entitled to a fraction of a Parent Common Share upon surrender of Stock Certificates for exchange pursuant to Section 3.2 shall be paid an amount in cash (without interest) as hereinafter provided. Parent shall instruct the Exchange Agent to determine the number of whole and fractional Parent Common Shares allocable to each holder of record of Target Common Shares at the Effective Time, to aggregate all such fractional shares into whole shares, to sell whole shares obtained thereby in the open market at then prevailing prices on behalf of holders who otherwise would be entitled to receive fractional share interests and to distribute to each such holder such holder’s ratable share of the total proceeds of such sale, after making appropriate deductions of the amount, if any, required for federal income tax withholding purposes and after deducting any applicable transfer taxes. All brokers’ fees and commissions incurred in connection with such sales shall be paid by Parent.

3.5    Closing.    The closing (the “Closing”) of the transactions contemplated by this Agreement (the “Transactions”) shall take place at 12:00 noon, local time, on the business day (the “Closing Date”) on which all of the conditions set forth in Article VIII are satisfied or waived, at the offices of Akin Gump Strauss Hauer &

Feld LLP, 1900 Pennzoil Place, South Tower, 711 Louisiana Street, Houston, Texas 77002 (prior to March 26, 2004) or 1111 Louisiana Street, 44th Floor, Houston, Texas 77002 (on or after March 26, 2004), or at such other date and time as Parent and Target shall agree.

3.6    Alternative Structure.    Notwithstanding anything contained herein to the contrary, Parent may, at its sole discretion, elect to restructure the Merger to provide for a merger of Merger Sub with and into Target. To exercise this option, Parent must send notice to Target on or before 5:00 p.m. Houston, Texas time on the business day immediately preceding the Closing Date. If Parent exercises this option, the following modifications shall automatically result to the specified provisions of this Agreement:

(a)    The following first recital shall become effective and the previous first recital shall no longer be effective:

“WHEREAS, the respective Boards of Directors of the Parent Parties and Target deem it advisable and in the best interests of their respective corporations and stockholders that Merger Sub merge with and into Target (the “Merger”) upon the terms and subject to the conditions set forth herein, and such Boards of Directors have approved the Agreement and the Merger;”

(b)    The following Section 1.1 shall become effective and the previous Section 1.1 shall no longer be effective:

“1.1    The Merger.    Upon the terms and subject to the conditions hereof, at the Effective Time Merger Sub shall merge with and into Target and the separate corporate existence of Merger Sub shall thereupon cease and Target shall be the surviving corporation in the Merger (sometimes referred to herein as the “Surviving Corporation”) as a wholly-owned subsidiary of Parent. The Merger shall have the effects set forth in Section 259 of the Delaware General Corporation Law (the “DGCL”), including the Surviving Corporation’s succession to and assumption of all rights and obligations of Merger Sub and Target.”

(c)    The following Article II shall become effective and the previous Article II shall no longer be effective:

“ARTICLE II

THE SURVIVING CORPORATION

“2.1    Certificate of Incorporation.    The Certificate of Incorporation of Target in effect immediately prior to the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation at and after the Effective Time until thereafter amended in accordance with the terms thereof and the DGCL.

“2.2    Bylaws.    The bylaws of Target as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation at and after the Effective Time, and thereafter may be amended in accordance with their terms and as provided by the Surviving Corporation’s Certificate of Incorporation and bylaws and the DGCL.

“2.3    Directors and Officers.    At and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Corporation until their respective successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s Certificate of Incorporation and bylaws and the DGCL.”

(d)    The following Section 3.1(c) shall become effective and the previous Section 3.1(c) shall no longer be effective.

“(c)     Under and in accordance with the terms set forth in the TECONS Documents, the rights to receive Target Common Shares upon the conversion of and under the terms of Target’s Debentures issued and outstanding immediately prior to the Effective Time, and the related right to receive Target Common

Shares upon the conversion of and under the terms of the TECONS issued and outstanding immediately prior to the Effective Time (such conversion occurring by way of the exchange of such TECONS for Debentures and thereupon the conversion of such Debentures into Target Common Shares), shall each become the right to receive only Parent Common Shares (and not any Target Common Shares) and the conversion prior per Target Common Share of such securities shall be adjusted to a conversion price per Parent Common Share equal to the quotient of (x) the conversion price in effect immediately prior to the Effective Time (which shall be $59.375) divided by (y) the Exchange Ratio. At the Effective Time, Parent shall deposit in escrow with Target, with Target acting as Escrow Agent, Parent Common Shares in an amount sufficient to satisfy such rights, such Parent Common Shares to be delivered to the holders of the Debentures upon the conversion thereof or redelivered to Parent upon the redemption or other repayment of the Debentures.”

(e)    The following Section 3.1(d) shall become effective and the previous Section 3.1(d) shall no longer be effective:

“(d)     Each share of common stock of Merger Sub, par value $0.01 per share (“Merger Sub Common Stock”), issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of the common stock of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall from and after the Effective Time evidence ownership of the same number of shares of capital stock of the Surviving Corporation.”

(f)    The following subsections shall be inserted after Section 4.24(s):

“(t)    To the knowledge of Target, the aggregate fair market value, determined at the Effective Time, of the Parent Common Shares to be received in the Merger will not be less than eighty percent (80%) of the value, determined at the Effective Time, of Target Common Shares outstanding immediately before the Effective Time. For this purpose, it is assumed that the fair market value of the outstanding Target Common Shares will equal the fair market value of the aggregate Merger Consideration.

“(u)    Following the merger, Target will hold at least ninety percent (90%) of the fair market value of its net assets and at least seventy percent (70%) of the fair market value of its gross assets held immediately prior to the Merger. For purposes of this representation, amounts paid by Target to dissenters, amounts paid by Target to stockholders who receive cash or other property, Target assets used to pay its reorganization expenses, and all redemptions and distributions (excluding regular, normal dividends) made by Target immediately preceding the transfer, will be included in assets of Target held immediately prior to the Merger.

“(v)    There is no intercorporate indebtedness existing between Parent and Target, or between Merger Sub and Target, that was or will be issued, acquired, or settled at a discount in connection with the Merger.

“(w)     No stock or securities of Target, or to the knowledge of Target, no stock or securities of Parent, will be issued to any Target stockholder for services rendered to or for the benefit of Parent, Merger Sub, or Target in connection with the Merger.

(g)    The following Section 5.19 shall become effective and the previous Section 5.19 shall no longer be effective:

“5.19    Required Stockholder Vote.    The only vote of the holders of any class or series of Parent’s capital stock that shall be necessary to consummate the Transactions is the approval by a majority of the votes cast by the holders of the Parent Common Shares (provided that the total vote cast represents over 50% in interest of all securities entitled to vote on such proposal) of the issuance of Parent Common Shares to the holders of Target Common Shares as a result of the Transactions (the “Parent Stockholders’ Approval”).”

(h)    The following subsections shall be inserted after Section 5.24(x):

“(y)    To the knowledge of Parent, neither Parent nor Merger Sub (nor any Related Person as defined in Attachment A) has any plan or intention to redeem or otherwise reacquire, directly or indirectly, any Parent Common Shares to be issued in the Merger.

“(z)    To the knowledge of Parent, the aggregate fair market value, determined at the Effective Time, of the Parent Common Shares to be received in the Merger will not be less than eighty percent (80%) of the value, determined at the Effective Time, of the Target Common Shares outstanding immediately before the Effective Time. For this purpose, it is assumed that the fair market value of the outstanding Target Common Shares will equal the fair market value of the aggregate Merger Consideration.

“(aa)    Parent and Merger Sub will pay their respective expenses incurred in connection with or as part of the Merger or related transactions. Parent has not paid and will not pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of Target Common Shares in connection with or as part of the Merger or any related transactions. Parent has not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of Target Common Shares.

“(bb)    To the knowledge of Parent, any compensation paid to the holders of Target Common Shares who enter (or have entered) into employment, consulting or noncompetitive contracts, if any, with Parent, Merger Sub, or the Surviving Corporation (a) will be for services actually rendered or to be rendered, (b) will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services, and (c) will not represent consideration for the surrender of the Target Common Shares in the Merger.

“(cc)    Merger Sub is wholly and directly owned by Parent and has been newly formed solely to consummate the Merger. Merger Sub is not, nor at any time during the last three years has it been, an “interested stockholder” of Target as defined in Section 203 of the DGCL. Merger Sub does not own (directly or indirectly, beneficially or of record) and is not a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Target (other than as contemplated by this Agreement) Prior to the Effective Time, Merger Sub will have no assets other than cash to satisfy capital requirements under state law and has not conducted, and will not conduct, any business activities or other operations of any kind other than the issuance of its stock to Parent or as otherwise expressly required by the Merger Agreement.

“(dd)    At the Effective Time of the Merger, Merger Sub will not have or issue any warrants, options, convertible securities, or any other type of right pursuant to which any person could acquire any stock in Merger Sub.

“(ee)    Following the Merger, Target will hold at least ninety percent (90%) of the fair market value of the net assets and at least seventy percent (70%) of the fair market value of the gross assets held by Merger Sub immediately prior to the Merger. For purposes of this representation, amounts paid by Merger Sub to dissenters, amounts paid by Merger Sub to stockholders who receive cash or other property, Merger Sub and Merger Sub assets used to pay its reorganization expenses will be included in assets of Merger Sub held immediately prior to the Merger.

“(ff)    Parent has no plan or intention to liquidate the Surviving Corporation following the Merger; to merge the Surviving Corporation with another corporation; to sell or otherwise dispose of the stock of the Surviving Corporation; or to sell or otherwise dispose of any of the assets of the Surviving Corporation except for dispositions made in the ordinary course of business or transfers or successive transfers to one or more corporations controlled (within the meaning of Section 368(c) of the Code) in each case by the transferor corporation.

“(gg)    Following the Merger, Parent will own one hundred percent (100%) of the Surviving Corporation’s stock Parent will own one hundred percent (100%) of the Surviving Corporation’s stock. Parent has no plan or intention to cause the Surviving Corporation to issue additional shares of its stock that would result in Parent owning stock possessing less than eighty percent (80%) of the total combined voting power of all classes of stock entitled to vote or less than eighty percent (80%) of the total number of shares of all other classes of stock of the Surviving Corporation.

“(hh)    Merger Sub will have no liabilities assumed by Target, and will not transfer to Target any assets subject to liabilities, in the Merger.

“(ii)    Neither Parent nor Merger Sub is an investment company within the meaning of Sections 368(a)(2)(F) of the Code. An investment company is (1) a regulated investment company; (2) a real estate investment trust; or (3) a corporation (i) fifty percent (50%) or more of the value of whose total assets are stock and securities, and (ii) eighty percent (80%) or more of the value of whose total assets are held for investment. For this purpose, “total assets” shall not include cash and cash items (including receivables) and government securities.

“(jj)    Neither Parent nor the Surviving Corporation will take any position on any federal, state or local income or franchise tax return, or take any other tax reporting position that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a “determination” (as defined in Code Section 1313(a)(1)).

“(kk)    No stock or securities of Parent will be issued to any Target stockholder for services rendered to or for the benefit of Parent, Merger Sub, or the Target in connection with the Merger.

“(ll)    To the knowledge of Parent, no stock or securities of the Target will be issued to any Target stockholder for services rendered to or for the benefit of Parent, Merger Sub, or the Target in connection with the Merger.

“(mm)    No stock of Merger Sub will be issued in connection with the Merger.”

(i)    The following second sentence of Section 7.18(a) shall become effective and the previous second sentence of Section 7.18(a) shall no longer be effective.

“In addition, at or prior to the Effective Time, Target shall deliver to the Debentures trustee (i) the supplemental indenture executed by Target required by Section 1409 of the Base Indenture and Section 7.4 of the Supplemental Indenture, together with the Opinion of Counsel with respect thereto required by Section 903 of the Base Indenture; and (ii) the Officer’s Certificate and Opinion of Counsel required by Section 801(3) of the Base Indenture.”

(j)    The following second sentence of Section 7.22 shall become effective and the previous second and third sentences of Section 7.22 shall no longer be effective:

“In particular, at or prior to the Effective Time, Target shall deliver to the trustee for its 9 3/8% Senior Subordinated Notes due 2010 the Officers’ Certificate and Opinion of Counsel required by Section 8.1(g) of the related indenture.”

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF TARGET

Target represents and warrants to the Parent Parties as follows:

4.1    Organization and Qualification

(a)    Target is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 4.1(a) of the disclosure letter delivered by Target to Parent contemporaneously with the execution hereof (the “Target Disclosure Schedule”), which include each jurisdiction in which the character of Target’s properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Target Material Adverse Effect (as defined below). Target has all requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Target has made available to Parent a complete and correct copy of its certificate of incorporation and bylaws, each as amended to date, and Target’s certificate of incorporation and bylaws as made available are in full force and effect. Target is not in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws.

(b)    Section 4.1(b) of the Target Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary of Target and the jurisdictions in which each such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other organization as of the date hereof. Each of Target’s Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions listed in Section 4.1(b) of the Target Disclosure Schedule, which includes each jurisdiction in which the character of such Subsidiary’s properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Target Material Adverse Effect. Each of Target’s Subsidiaries has the requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted and as it is now proposed to be conducted. Target has made available to Parent a complete and correct copy of the certificate of incorporation and bylaws (or similar organizational documents) of each of Target’s Subsidiaries, each as amended to date, and the certificate of incorporation and bylaws (or similar organizational documents) as made available are in full force and effect. No Subsidiary of Target is in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws (or similar organizational documents). Other than Target’s Subsidiaries, Target does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other organization, whether incorporated or unincorporated.

(c)    For purposes of this Agreement, (i) a “Target Material Adverse Effect” means any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties or results of operations of Target and its subsidiaries, taken as a whole; provided that in no event shall any of the following be deemed to constitute or be taken into account in determining a Target Material Adverse Effect: any event, circumstance, change or effect that results from (A) changes affecting the economy generally, (B) changes in the market price of oil or natural gas, (C) the public announcement or pending nature of the Transactions, (D) compliance with the terms of this Agreement, or (E) change in the price of the Target Common Shares or the Parent Common Shares; and (ii) “Subsidiary” means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which (x) at least a majority of the securities or other interests having by their terms voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly beneficially owned or controlled by such party or by any one or more of its subsidiaries, or by such party and one or more of its subsidiaries, or (y) such party or any Subsidiary of such party is a general partner of a partnership or a manager of a limited liability company.

4.2    Capitalization.    (a) The authorized capital stock of Target consists of 50,000,000 Target Common Shares and 10,000,000 shares of preferred stock, par value $1.00 per share (“Target Preferred Shares”). As of the date hereof, (i) 20,289,790 Target Common Shares were issued and outstanding, (ii) no Target Preferred Shares were issued and outstanding, (iii) stock options to acquire 1,329,550 Target Common Shares were outstanding under all stock option plans and agreements of Target, (iv) 387,801 Target Common Shares have been reserved for issuance in connection with grant agreements for Target Restricted Shares, and upon issuance such Target Common Shares will be duly authorized, validly issued, fully paid and non-assessable, (v) $115,000,000 aggregate principal amount of the Debentures convertible into 1,936,830 Target Common Shares upon conversion of such Debentures (including upon conversion of the 2,300,000 issued and outstanding TECONS (by way of exchange of such TECONS for Debentures and the conversion of such Debentures into Target Common Shares)) were issued and outstanding, and (vi) 2,870,249 treasury shares were held by Target. There are no bonds, debentures, notes or other indebtedness issued or outstanding having the right to vote with Target’s stockholders, whether together or as a separate class, on any matters on which Target’s stockholders may vote. All of the outstanding Target Common Shares and Target Preferred Shares are validly issued, fully paid and nonassessable, and free of preemptive rights. Except as set forth above or in Section 4.2(a) of the Target Disclosure Schedule, and other than this Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments (including “rights plans” or “poison pills”) obligating Target to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. There are no agreements, arrangements or other understandings to which Target is a party with respect to the right to vote any shares of capital stock of Target.

(b)    Except as set forth in Section 4.2(b) of the Target Disclosure Schedule, Target is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Target Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Target Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Target Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Target or any Target Subsidiary is or may be bound to issue additional shares of capital stock of any Target Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. Except as set forth in Section 4.2(b) of the Target Disclosure Schedule, all of such shares Target owns are validly issued, fully paid and nonassessable and are owned by it free and clear of all liens, mortgages, pledges, security interests, encumbrances, claims or charges of any kind (collectively, “Liens”).

4.3    Authority.    Target has full corporate power and authority to execute and deliver this Agreement and any ancillary agreements to which Target is or will be a party (the “Ancillary Agreements”) and, subject to obtaining the Target Stockholders’ Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which Target is or will be a party and the consummation of the Transactions have been duly and validly authorized by Target’s Board of Directors, and no other corporate proceedings on the part of Target are necessary to authorize this Agreement and the Ancillary Agreements to which Target is or will be a party or to consummate the Transactions, other than the Target Stockholders’ Approval. This Agreement has been, and the Ancillary Agreements to which Target is or will be a party are, or upon execution will be, duly and validly executed and delivered by Target and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes, or upon execution will constitute, valid and binding obligations of Target enforceable against Target in accordance with their respective terms, except as such enforceability may be subject to the effects of bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting the rights of creditors and of general principles of equity (the “Enforceability Exception”).

4.4    Consents and Approvals; No Violation.    The execution and delivery of this Agreement, the consummation of the Transactions and the performance by Target of its obligations hereunder will not:

(a)    subject to receipt of the Target Stockholders’ Approval, conflict with any provision of Target’s certificate of incorporation or bylaws, as amended, of Target or the certificate of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

(b)    subject to obtaining the Target Stockholders’ Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any Governmental Authority, except for applicable requirements of the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (the

“HSR Act”), the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934 (the “Exchange Act”), state laws relating to takeovers, if applicable, state securities or blue sky laws, except as set forth in Section 4.4(b) of the Target Disclosure Schedule and except for approvals that are ministerial in nature and are customarily obtained from Governmental Authorities after the Effective Time in connection with transactions of the same nature as are contemplated hereby (“Customary Post-Closing Consents”) or (ii) except as set forth in Section 4.4(b) of the Target Disclosure Schedule, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Target Material Adverse Effect, (ii) materially impair the ability of Target or any of its Subsidiaries, as the case may be, to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(c)    except as set forth in Section 4.4(c) of the Target Disclosure Schedule, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Target, or any of its Subsidiaries, is a party or by which Target or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Target Material Adverse Effect, (ii) materially impair the ability of Target or any of its Subsidiaries to perform their obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(d)    except as set forth in Section 4.4(d) of the Target Disclosure Schedule, violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Target or any of its Subsidiaries;

(e)    except as set forth in Section 4.4(e) of the Target Disclosure Schedule, result in the creation of any Liens upon any shares of capital stock or material properties or assets of Target or any of its Subsidiaries under any agreement or instrument to which Target or any of its Subsidiaries is a party or by which Target or any of its Subsidiaries or any of their properties or assets is bound; or

(f)    except as set forth in Section 4.4(f) of the Target Disclosure Schedule, result in any holder of any securities of Target being entitled to appraisal, dissenters’ or similar rights.

4.5    Target SEC Reports.

(a)    Except as set forth in Section 4.5(a) of the Target Disclosure Schedule, Target has filed with the Securities and Exchange Commission (the “SEC”), and has heretofore made available to Parent true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), including its Annual Reports to Stockholders incorporated by reference in certain of such reports, required to be filed by it with the SEC since January 1, 2000 under the Securities Act or the Exchange Act (collectively, the “Target SEC Reports”). As of the respective dates the Target SEC Reports were filed or, if any Target SEC Reports were amended, as of the date such amendment was filed, each Target SEC Report, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Target SEC Report has occurred that would require Target to file a Current Report on Form 8-K other than the execution of this Agreement.

(b)    The chief executive officer and chief financial officer of Target have made all certifications (without qualification or exceptions to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct; neither Target nor its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Target maintains “disclosure controls and procedures” (as defined in Rule 13a-14(c) under the Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Target and its subsidiaries is made known on a timely basis to the individuals responsible for preparing Target’s SEC filings and other public disclosure and Target is otherwise in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards of The New York Stock Exchange and has taken all steps necessary to ensure Target will be in compliance with such provision of the Sarbanes-Oxley Act and New York Stock Exchange when such provisions become effective in the future.

4.6    Financial Statements.    Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Target (including any related notes and schedules) included (or incorporated by reference) in its Annual Reports on Form 10-K for each of the three fiscal years ended December 31, 2000, 2001 and 2002 and its Quarterly Reports on Form 10-Q for its fiscal quarters ended March 31, June 30 and September 30, 2003 have been prepared from, and are in accordance with, the books and records of Target and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with generally accepted accounting principles (“GAAP”) applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Target and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Target and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

4.7    Absence of Undisclosed Liabilities; Liabilities as of Year End.    Except (a) as set forth in Section 4.7 of the Target Disclosure Schedule (b) as specifically disclosed in the Target SEC Reports filed and publicly available prior to the date hereof and (c) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 2002, neither Target nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would have a Target Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Target and its Subsidiaries or the notes thereto which are not reflected. As of December 31, 2003, Target’s long term debt was $254.2 million.

4.8    Absence of Certain Changes.    Except as disclosed in the Target SEC Reports filed and publicly available prior to the date hereof, as set forth in Section 4.8 of the Target Disclosure Schedule or as contemplated by this Agreement, since December 31, 2002 (a) Target and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Target Material Adverse Effect, (c) except with respect to TECONS in accordance with the terms of the TECONS Documents, there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Target, or any repurchase, redemption or other acquisition by Target or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Target or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Target or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by Target or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary’s accounting policies and practices to those of Target.

4.9    Taxes.    Except as otherwise disclosed in Section 4.9 of the Target Disclosure Schedule and for matters that would not have a Target Material Adverse Effect:

(a)    Target and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns (as defined below) required by applicable law to be filed by any of them prior to or as of the Closing Date. As of the time of filing, the foregoing Tax Returns correctly reflected the material facts regarding the income, business, assets, operations, activities, status, or other matters of Target or any other information required to be shown thereon. In particular, the foregoing tax returns are not subject to penalties under Section 6662 of the Code, relating to accuracy related penalties (or any corresponding provision of the state, local or foregoing Tax law) or any predecessor provision of law. An extension of time within which to file a Tax Return that has not been filed has not been requested or granted.

(b)    Target and each of its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Closing Date, an adequate accrual for the payment of all material Taxes (as defined below) due with respect to any period ending prior to or as of the Closing Date. Target and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c)    No Audit (as defined below) by a Tax Authority (as defined below) is pending or to the knowledge of Target, threatened, with respect to any Tax Returns filed by, or Taxes due from, Target or any Subsidiary. No issue has been raised by any Tax Authority in any Audit of Target or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been, proposed, asserted, assessed or to the knowledge of Target, threatened, against Target or any of its Subsidiaries. There are no liens for Taxes upon the assets of Target or any of its Subsidiaries, except liens for current Taxes not yet delinquent. For purposes of this Agreement, phrases such as “knowledge of Target” and similar terms mean the current knowledge, after due inquiry, of any Vice President or the President or Chairman of Target.

(d)    Neither Target nor any of its Subsidiaries has given or been requested to give any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, which will be outstanding as of the Closing Date.

(e)    Prior to the date hereof, Target and its Subsidiaries have disclosed and provided or made available true and complete copies to Parent of, all material Tax sharing, Tax indemnity, or similar agreements to which Target or any of its Subsidiaries is a party to, is bound by, or has any obligation or liability for Taxes.

(f)    In this Agreement, (i) “Audit” means any audit, assessment of Taxes, other examination by any Tax Authority, proceeding or appeal of such proceeding relating to Taxes; (ii) “Taxes” means all Federal, state, local and foreign taxes, and other assessments of a similar nature (whether imposed directly or through withholding), including any interest, additions to tax, or penalties applicable thereto; (iii) “Tax Authority” means the Internal Revenue Service and any other domestic or foreign Governmental Authority responsible for the administration of any Taxes; and (iv) “Tax Returns” means all Federal, state, local and foreign tax returns, declarations, statements, reports, schedules, forms and information returns and any amended Tax Return relating to Taxes.

(g)    Except for the group of which Target is currently a member, Target has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code.

(h)    Target has not agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(i)    Each of Target and its Subsidiaries has timely complied with all of its obligations and covenants pursuant to, and has not violated or otherwise breached any provision of, or incurred any obligation to indemnify any Person with respect to (i) the Tax Agreement, (ii) a Closing Agreement, (iii) the Inter-Purchaser Agreement, and (iv) the Amoco Purchase Agreement.

For purposes of this Agreement, (i) “Tax Agreement” means the Tax Agreement dated as of February 23, 1995, by and between Amoco Production Company, Amoco Corporation, Walter International, Inc., Walter Congo Holdings Company, Nuevo Energy Company, The Congo Holding Company and Walter International Congo, Inc.; (ii) “Closing Agreement” means an agreement described in Treasury Regulation § 1.1503-2(g)(2)(iv)(B)(2); (iii) “Inter-Purchaser Agreement” means the Inter-Purchaser Agreement dated as of December 28,1994, by and among Walter International, Inc., Walter Congo Holdings, Inc., Walter International Congo, Inc., Nuevo Energy Company, The Congo Holding Company, and The Nuevo Congo Company; (iv) “Amoco Purchase Agreement” means the Stock Purchase Agreement, dated as of June 30, 1994, by and between Amoco Production Company, and Walter International, Inc. and Nuevo Energy Company, and Walter International Congo, Inc., Walter Congo Holdings, Inc., The Nuevo Congo Company and The Congo Holdings Company; (v) “DCL Regulations” means Treasury Regulation § 1.1503-2A, Treasury Regulation § 1.1503-2, or any successor regulation as is in effect from time to time; (vi) “Triggering Event” means any one or more of the events specified in Treasury Regulation § 1.1503-2(g)(iii)(A) or Treasury Regulation § 1.1503-2A(d)(4), the occurrence of which would require the recapture of DCLs, plus applicable interest, into income as provided in the DCL Regulations; and (vii) “DCL” means dual consolidated losses of the companies, if any, as defined in Section 1503(d) of the Code and the DCL Regulations.

(j)    Target and each of its Subsidiaries has timely made all certifications or other filings it was required to make pursuant to the DCL Regulations.

(k)    None of the Target or any of its Subsidiaries has a liability for Taxes of any Person (other than Target and its Subsidiaries) under Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(l)    Provided that Parent and Target satisfy the requirements of Treasury Regulation Section 1.1503.2(g)(2)(iv)(B)(2), consummation of the Merger will not result in any liability related to the recapture of any dual consolidated losses under Section 1503 of the Code or any regulations promulgated thereunder either directly or as the result of any obligation to indemnify another taxpayer.

(m)    Neither Target nor any of its subsidiaries has distributed stock of another Person, or has had its stock distributed by another Person in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or 361.

4.10    Litigation.    Except as disclosed in the Target SEC Reports filed and publicly available prior to the date hereof or Section 4.10 of the Target Disclosure Schedule and for matters that would not have a Target Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Target’s knowledge, threatened against or directly affecting Target, any Subsidiaries of Target or any of the directors or officers of Target or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Target Material Adverse Effect, if adversely determined. Except as disclosed on the Target SEC Reports filed and publicly available prior to the date hereof or Section 4.10 of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries, nor any officer, director or employee of Target or any of its Subsidiaries has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Target or such Subsidiary nor, to the knowledge of Target, is Target, any Subsidiary or any officer, director or employee of Target or any of its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Target SEC Reports filed and publicly available prior to the date hereof or Section 4.10 of the Target Disclosure Schedule, there is no order, judgment or decree of any court or other tribunal or other agency extant enjoining or requiring Target or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section 4.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 4.12.

4.11    Employee Benefit Plans; ERISA.

(a)    Section 4.11(a)(1) of the Target Disclosure Schedule contains a true and complete list of the individual or group employee benefit plans or arrangements of any type (including plans described in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), sponsored, maintained or contributed to by Target or any trade or business, whether or not incorporated, which together with Target would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Target ERISA Affiliate”) within six years prior to the Effective Time (“Target Benefit Plans”), and Section 4.11(a)(2) of the Target Disclosure Schedule lists each individual employment, severance or similar agreement with respect to which Target or any Target ERISA Affiliate has any current or future obligation or liability other than the Target Severance Policy (as defined below) (“Target Employee Agreement”).

(b)    Except as set forth in Section 4.11(b) of the Target Disclosure Schedule, with respect to each Target Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Target, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii) each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Target Material Adverse Effect; (iii) neither Target nor any Target ERISA Affiliate has engaged in, and Target and each Target ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Target or any Target ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Target Material Adverse Effect; (iv) no disputes are pending or, to the knowledge of Target or any Target ERISA Affiliate, threatened; (v) neither Target nor any Target ERISA Affiliate has engaged in, and Target and each Target ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Target Material Adverse Effect; (vi) there have been no “reportable events” within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the Pension Benefit Guaranty Corporation (the “PBGC”); (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under Section 302 of ERISA or Code Section 412); (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate such plan; and (ix) except for defined benefit plans (if applicable), such plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions made or required to be made under any Target Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Target or a Target ERISA Affiliate.

(c)    No Target Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a “multiple employer plan” (within the meaning of Section 413(c) of the Code). No event has occurred with respect to Target or a Target ERISA Affiliate in connection with which Target could be subject to any liability, lien or encumbrance with respect to any Target Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Target ERISA Affiliate under ERISA or the Code, except for regular contributions and benefit payments in the ordinary course of plan business.

(d)    Except as set forth in Section 4.11(d) of the Target Disclosure Schedule, no present or former employees of Target or any of its Subsidiaries are covered by any Target Employee Agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits, and the consummation of the Transactions shall not cause any payments or benefits to any employee to be either subject to an excise tax or non-deductible to Target under Sections 4999 and 280G of the Code, respectively.

(e)    Attached as Section 4.11(e) of the Target Disclosure Schedule is a current list of Target’s employees (the “Target Employees”), a copy of Target’s severance policy (the “Target Severance Policy”), a severance package table (the “Severance Package Table”) which lists the maximum amount of all cash amounts as of June 30, 2004 that may be paid to Target Employees, and a list of Target Employees with written employment agreements, written letter agreements, agreements covered by resolution of the Target Board of Directors addressing specific employees, or other agreements set forth in Section 4.11(a)(2) of the Target Disclosure Schedule.

4.12    Environmental Liability.    Except as set forth in Section 4.12 of the Target Disclosure Schedule or as could not reasonably be expected to result in liabilities that have a Target Material Adverse Effect:

(a)    The businesses of Target and its Subsidiaries have been and are operated in material compliance with all applicable federal, state and local statutes, ordinances, restrictions, licenses, rules, orders, regulations, permit conditions, injunctive obligations, standards, and legal requirements relating to the protection of the environment and human health, including the common law and the Federal Clean Water Act, Safe Drinking Water Act, Resource Conservation & Recovery Act, Clean Air Act, Outer Continental Shelf Lands Act, Comprehensive Environmental Response, Compensation and Liability Act, and Emergency Planning and Community Right to Know Act, each as amended and currently in effect (together, “Environmental Laws”).

(b)    Neither Target nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum, petroleum products or any substance regulated under any Environmental Law (together, “Hazardous Substances”), except in material compliance with all Environmental Laws, and, to Target’s knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Target for any of its Subsidiaries except in material compliance with all Environmental Laws.

(c)    Neither Target nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Target, any other communication alleging or concerning any material violation by Target or any of its Subsidiaries of, or responsibility or liability of Target or any of its Subsidiaries under, any Environmental Law. There are no pending, or to the knowledge of Target, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Target or any of its Subsidiaries alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Target have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d)    Target and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation of the businesses of Target and its Subsidiaries as currently conducted; there are no pending or, to the knowledge of Target, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations; and Target does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

(e)    Without in any way limiting the generality of the foregoing, (i) to Target’s knowledge, all offsite locations where Target or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are licensed and operating as required by law and (ii) no polychlorinated biphenyls (“PCBs”), PCB-containing items, asbestos-containing materials, or radioactive materials are used or stored at any property owned, leased or operated by Target or any of its Subsidiaries except in material compliance with Environmental Laws.

(f)    No claims have been asserted or, to Target’s knowledge, threatened to be asserted against Target or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed by Target or its Subsidiaries.

4.13     Compliance with Applicable Laws.

(a)    Target and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar authorizations necessary for the lawful conduct of their respective businesses, as now conducted, and such businesses are not being, and neither Target nor any of its Subsidiaries have received any notice from any Person that any such business has been or is being, conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except for possible violations that either individually or in the aggregate have not resulted and would not result in a Target Material Adverse Effect; provided, however, no representation or warranty in this Section 4.13 is made with respect to Environmental Laws, which are covered exclusively in Section 4.12.

(b)    Neither Target, any Subsidiary of Target, nor, to the knowledge of Target, any director, officer, agent, employee or other person acting on behalf of Target or any of its Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign law.

4.14    Insurance.    Section 4.14 of the Target Disclosure Schedule lists each insurance policy of Target and its Subsidiaries currently in effect. Target has made available to Parent a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Target, any of its Subsidiaries or, to Target’s knowledge, any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Target does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Target Material Adverse Effect. Section 4.14 of the Target Disclosure Schedule describes any self-insurance arrangements affecting Target or its Subsidiaries. To Target’s knowledge, the insurance policies listed in Section 4.14 of the Target Disclosure Schedule include all policies which are required in connection with the operation of the businesses of Target and its Subsidiaries as currently conducted by applicable laws and all agreements relating to Target and its Subsidiaries.

4.15    Labor Matters; Employees.

(a)    Except as set forth in Section 4.15 of the Target Disclosure Schedule, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Target, threatened against or affecting Target or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Target or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Target or any of its Subsidiaries, (iii) none of the employees of Target or any of its Subsidiaries are represented by any labor organization and none of Target or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Target or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Target and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against Target or any of its Subsidiaries pending or, to the knowledge of Target, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Target or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Target or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, sexual harassment complaints or demand letters or threatened claims.

(b)    Since the enactment of the Worker Adjustment and Retraining Notification Act of 1988 (“WARN Act”), none of Target or any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Target or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Target or any of its Subsidiaries, nor has Target or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Target Material Adverse Effect.

4.16    Reserve Reports.

(a)    All information (including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Target or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Target or its Subsidiaries) supplied to Ryder Scott Company, L.P. by or on behalf of Target and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Interests (as hereinafter defined) of Target in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of Target and its Subsidiaries as of December 31, 2003 and prepared by such engineering firm (the “Target Reserve Report”) was (at the time supplied or as modified or amended prior to the issuance of the Target Reserve Report) true and correct in all material respects and Target has no knowledge of any material errors in such information that existed at the time of such issuance. For this Agreement “Oil and Gas Interests” means direct and indirect interests in and rights with respect to oil, gas, mineral, and related properties and assets of any kind and nature, direct or indirect, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests; all interests in rights with respect to oil, condensate, gas, casinghead gas and other liquid or gaseous hydrocarbons (collectively, “Hydrocarbons”) and other minerals or revenues therefrom, all contracts in connection therewith and claims and rights thereto (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, oil and gas sales, exchange and processing contracts and agreements, and in each case, interests thereunder), surface interests, fee interests, reversionary interests, reservations, and concessions; all easements, rights of way, licenses, permits, leases, and other interests associated with, appurtenant to, or necessary for the operation of any of the foregoing; and all interests in equipment and machinery (including wells, well equipment and machinery), oil and gas production, gathering, transmission, treating, processing, and storage facilities (including tanks, tank batteries, pipelines, and gathering systems), pumps, water plants, electric plants, gasoline and gas processing plants, refineries, and other tangible personal property and fixtures associated with, appurtenant to, or necessary for the operation of any of the foregoing. Except for changes generally affecting the oil and gas industry (including changes in commodity prices), there has been no change in respect of the matters addressed in the Target Reserve Report that would have a Target Material Adverse Effect.

(b)    Set forth in Section 4.16(b) of the Target Disclosure Schedule is a list of all material Oil and Gas Interests that were included in the Target Reserve Report that have been disposed of prior to the date hereof.

4.17    Permits.    Immediately prior to the Effective Time and except for Customary Post-Closing Consents, Target and its Subsidiaries will hold all of the permits, licenses, certificates, consents, approvals, entitlements, plans, surveys, relocation plans, environmental impact reports and other authorizations of Governmental Authorities (“Permits”) required or necessary to construct, own, operate, use and/or maintain their respective properties and conduct their operations as presently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Target Material Adverse Effect; provided, however, that no representation or warranty in this Section 4.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively in Section 4.12.

4.18    Material Contracts.

(a)    Set forth in Section 4.18(a) of the Target Disclosure Schedule or the Target SEC Reports filed and publicly available prior to the date hereof is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Target or any of its Subsidiaries is subject that is currently in effect and is of a type that would be required to be included as an exhibit to a Form S-1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement were filed by Target (collectively, the “Target Material Contracts”).

(b)    Except as set forth in Section 4.18(a) or 4.18(b) of the Target Disclosure Schedule or the Target SEC Reports filed and publicly available prior to the date hereof, the Oil and Gas Interests of Target and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $1,000,000. In addition, (A) all Target Material Contracts are the valid and legally binding obligations of Target and, to the knowledge of Target, each of the other parties thereto and are enforceable in accordance with their respective terms; (B) Target is not in material breach or default with respect to, and to the knowledge of Target, no other party to any Target Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any Target Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and (D) except as set forth in the Target SEC Reports filed and publicly available prior to the date hereof no Target Material Contract contains any provision that prevents Target or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Target and its Subsidiaries in accordance with historical practices.

(c)    As of the date hereof, except as set forth in Section 4.18(c) of the Target Disclosure Schedule, with respect to authorizations for expenditure executed after December 31, 2002, (i) there are no outstanding calls for payments in excess of $1,000,000 that are due or that Target or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which Target or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

(d)    Except as set forth in Section 4.18(d) of the Target Disclosure Schedule, (i) there are no provisions applicable to the Oil and Gas Interests of Target and its Subsidiaries which increase the royalty percentage of the lessor thereunder; and (ii) none of the Oil and Gas Interests of Target and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).

(e)    True and complete copies of the TECONS Documents have been made available to Parent. The TECONS Documents are in full force and effect and, upon consummation of the Merger, provide for the

TECONS and the Debentures becoming at the Effective Time convertible solely into Parent Common Shares in the amounts and as otherwise specified in Section 3.1(c).

4.19    Required Stockholder Vote.    The only vote of the holders of any class or series of Target’s capital stock that shall be necessary to consummate the Transactions is the adoption of this Agreement by the holders of a majority of the votes entitled to be cast by holders of Target Common Shares (the “Target Stockholders’ Approval”).

4.20    Proxy/Prospectus; Registration Statement.    None of the information to be supplied by Target for inclusion in (a) the joint proxy statement relating to the Target Meeting and the Parent Meeting (in each case, as defined below) (also constituting the prospectus in respect of Parent Common Shares into which Target Common Shares will be converted) (the “Proxy/Prospectus”), to be filed by Target and Parent with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement on Form S-4 (the “Registration Statement”) to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/Prospectus, at the time the Proxy/Prospectus or any amendment or supplement thereto is first mailed to the Target stockholders, at the time of the Target Meeting and the Parent Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

4.21    Intellectual Property.    Target or its Subsidiaries own, or are licensed or otherwise have the right to use, all patents, patent rights, trademarks, rights, trade names, trade name rights, service marks, service mark rights, copyrights, technology, know-how, processes and other proprietary intellectual property rights and computer programs (“Intellectual Property”) currently used in the conduct of the business of Target and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Target Material Adverse Effect. No Person has notified either Target or any of its Subsidiaries in writing and Target does not have any knowledge that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Target and its Subsidiaries that could have a Target Material Adverse Effect, and, to Target’s knowledge, no Person is infringing on any right of Target or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Target’s knowledge, threatened that Target or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

4.22    Hedging.    Section 4.22 of the Target Disclosure Schedule sets forth for the periods shown obligations of Target and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Target or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section 4.22 of the Target Disclosure Schedule, as of the date hereof, neither Target nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

4.23    Brokers.    No broker, finder or investment banker (other than Morgan Stanley & Co. Incorporated and Randall & Dewey, Inc., the fees and expenses of which will be paid by Target) is entitled to any brokerage, finder’s fee or other fee or commission payable by Target or any of its Subsidiaries in connection with the Transactions based upon arrangements made by and on behalf of Target or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with Morgan Stanley & Co. Incorporated and Randall & Dewey, Inc. (the “Target Engagement Letters”) have been provided to Parent.

4.24    Tax-Free Reorganization.    Neither Target nor, to the knowledge of Target, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Without limiting the generality of the foregoing:

(a)    The Merger will be carried out strictly in accordance with this Agreement and the Ancillary Agreements, and there are no other written or oral agreements relating to the Merger other than those expressly referred to in this Agreement.

(b)    The fair market value of Parent Common Shares and cash received by each holder of Target Common Shares in connection with the Merger will be approximately equal to the fair market value of the shares of Target Common Shares surrendered in the exchange.

(c)    To the knowledge of Target, neither Parent nor Merger Sub nor any Related Person (defined below) has any plan or intention to redeem or otherwise reacquire, directly or indirectly, any Parent Common Shares to be issued in the Merger.

(d)    To the knowledge of Target, the aggregate fair market value, determined at the Effective Time, of the Parent Common Shares to be received in the Merger will not be less than fifty percent (50%) of the value, determined at the Effective Time, of Target Common Shares outstanding immediately before the Effective Time. For this purpose, it is assumed that the fair market value of the outstanding Target Common Shares will equal the fair market value of the aggregate Merger Consideration.

(e)    Prior to the Effective Time and in connection with or anticipation of the Merger, (i) none of the Target Common Shares will be redeemed, and (ii) no extraordinary distribution will be made with respect to Target Common Shares.

(f)    The only capital stock of Target issued and outstanding are Target Common Shares.

(g)    To Target’s knowledge, Target and Target stockholders will each pay their respective expenses, if any, incurred in connection with the Merger.

(h)    To the knowledge of Target, any compensation paid to the Target stockholders who enter (or have entered) into employment, consulting or noncompetitive contracts, if any, with Parent, Merger Sub, or the Surviving Corporation (a) will be for services actually rendered or to be rendered, (b) will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services, and (c) will not represent consideration for the surrender of the Target Common Shares in the Merger.

(i)    No debt of Target is guaranteed by any Target stockholder.

(j)    Target owns no stock of Parent.

(k)    No assets of Target have been sold, transferred or otherwise disposed of which would prevent Parent from continuing the historic business of Target or from using a significant portion of Target’s historic business assets in a business following the Merger.

(l)    On the Closing Date, the fair market value of the assets of Target will exceed the sum of its liabilities, plus the amount of liabilities, if any, to which the assets are subject.

(m)    Target is not an investment company as defined in Section 368(a)(2)(F) of the Code. An investment company is (a) a regulated investment company; (b) a real estate investment trust; or (c) a corporation (i) fifty percent (50%) or more of the value of whose total assets are stock and securities, and (ii) eighty percent (80%) or more of the value of whose total assets are held for investment. For this purpose, “total assets” shall not include cash and cash items (including receivables) and government securities.

(n)    Target is not under the jurisdiction of a court in a title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

(o)    There is no intercorporate indebtedness existing between Parent and Target that was or will be issued, acquired, or settled at a discount in connection with the Merger.

(p)    Target has substantial non-tax business purposes and reasons for the Merger, and the terms of the Merger are the product of arm’s length negotiations.

(q)    Target will not take, and Target is not aware of any plan or intention of any of the Target stockholders to take, any position on any federal, state or local income or franchise tax return, or take any other tax reporting position, that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a “determination” (as defined in Code Section 1313(a)(1)).

(r)    No stock or securities of Target, or to the knowledge of Target, no stock or securities of Parent, will be issued to any Target stockholder for services rendered to or for the benefit of Parent or Target in connection with the Merger.

(s)    No stock or securities of Parent or of Target will be issued to any Target stockholder for any indebtedness owed to any Target stockholder in connection with the Merger.

(t)    No assets were transferred to Target, nor did Target assume any liabilities, in anticipation of the Merger.

(u)    The liabilities of Target assumed by Parent and the liabilities to which the transferred assets of Target are subject were incurred by Target in the ordinary course of business.

For purposes of this section and Section 5.24, a “Related Person” with respect to either Parent or Merger Sub means

(i)    a corporation that, immediately before or immediately after a purchase, exchange, redemption, or other acquisition of Parent Common Shares, is a member of an Affiliated Group (as defined herein) of which Parent (or any successor corporation) is a member, or

(ii)     a corporation in which Parent (or any successor corporation), owns, or which owns with respect to Parent (or any successor corporation), directly or indirectly, immediately before or immediately after such purchase, exchange, redemption, or other acquisition, at least 50% of the total combined voting power of all classes of stock entitled to vote or at least 50% of the total value of shares of all classes of stock, taking into account for purposes of this clause (ii) any stock owned by 5% or greater stockholders of Parent (or any successor) or such corporation, a proportionate share of the stock owned by entities in which Parent (or any successor) or such corporation owns an interest, and any stock which may be acquired pursuant to the exercise of options.

For purposes of this section and Section 5.24, “Affiliated Group” means one or more chains of corporations connected through stock ownership with a common parent corporation, but only if

(x)    the common parent owns directly stock that possesses at least 80% of the total voting power, and has a value at least equal to 80% of the total value, of the stock in at least one of the other corporations, and

(y)    stock possessing at least 80% of the total voting power, and having a value at least equal to 80% of the total value, of the stock in each corporation (except the common parent) is owned directly by one or more of the other corporations.

For purposes of the preceding sentence, “stock” does not include any stock that (a) is not entitled to vote, (b) is limited and preferred as to dividends and does not participate in corporate growth to any significant extent, (c) has redemption and liquidation rights that do not exceed the issue price of such stock (except for a reasonable redemption or liquidation premium), and (d) is not convertible into another class of stock.

4.25    Fairness Opinion.    Target’s Board of Directors has received a written opinion from Morgan Stanley & Co. Incorporated to the effect that, as of the date of such opinion, the Common Conversion Consideration is fair, from a financial point of view, to the holders of the Target Common Shares. True and complete copies of such opinion have been given to Parent for informational purposes only, and Morgan Stanley & Co. Incorporated has agreed to the inclusion of such written opinion in the Proxy/Prospectus for the Target Meeting.

4.26    Takeover Laws and Rights Plans.

(a)    No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to Target is applicable to the Merger or the other transactions contemplated hereby. The action of the Board of Directors of Target in approving this Agreement (and the Transactions provided for herein) is sufficient to render inapplicable to this Agreement (and the Transactions provided for herein) the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

(b)    Target has amended its Rights Agreement dated March 5, 1997, as amended by the Amendment to Rights Agreement dated January 10, 1999 (collectively, the “Target Rights Agreement”) to ensure that (a) a “Distribution Date” and a “Stock Acquisition Date” (in each case as defined in the Target Rights Agreement) will not occur, and none of Parent, Merger Sub or any of their “Affiliates” or “Associates” will be deemed to be an “Acquiring Person” (in each case as defined in the Target Rights Agreement), by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby; and (b) the Rights will expire immediately prior to the Effective Time.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to Target as follows:

5.1    Organization and Qualification.

(a)    Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions set forth in Section 5.1(a) of the disclosure letter delivered by Parent to Target contemporaneously with the execution hereof (the “Parent Disclosure Schedule”), which include each jurisdiction in which the character of Parent’s or Merger Sub’s properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Parent Material Adverse Effect (as defined below). Each Parent Party has all requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted. Each Parent Party has made available to Target a complete and correct copy of its certificate of incorporation and bylaws, each as amended to date, and Parent’s and Merger Sub’s certificate of incorporation and bylaws as made available are in full force and effect. Neither Parent nor Merger Sub is in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws. Merger Sub is a direct, wholly owned subsidiary of Parent formed solely for the purpose of effecting the Merger and has conducted no activity and has incurred no liability or obligation other than as contemplated by this Agreement.

(b)    Section 5.1(b) of the Parent Disclosure Schedule lists the name and jurisdiction of organization of each Subsidiary of Parent (other than Merger Sub) and the jurisdictions in which each such Subsidiary is qualified or holds licenses to do business as a foreign corporation or other organization as of the date hereof. Each of Parent’s Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation, is duly qualified to do business as a foreign corporation and is in good standing in the jurisdictions listed in Section 5.1(b) of the Parent Disclosure Schedule, which includes each jurisdiction in which the character of such Subsidiary’s properties or the nature of its business makes such qualification necessary, except in jurisdictions, if any, where the failure to be so qualified would not result in a Parent Material Adverse Effect. Each of Parent’s Subsidiaries has the requisite corporate power and authority to own, use or lease its properties and to carry on its business as it is now being conducted and as it is now proposed to be conducted. Parent has made available to Target a complete and correct copy of the certificate of incorporation and bylaws (or similar organizational documents) of each of Parent’s Subsidiaries, each as amended to date, and the certificate of incorporation and bylaws (or similar organizational documents) as made available are in full force and effect. No Subsidiary of Parent is in default in any respect in the performance, observation or fulfillment of any provision of its certificate of incorporation or bylaws (or similar organizational documents). Other than Parent’s Subsidiaries, Parent does not beneficially own or control, directly or indirectly, 5% or more of any class of equity or similar securities of any corporation or other organization, whether incorporated or unincorporated.

(c)    For purposes of this Agreement, a “Parent Material Adverse Effect” means any event, circumstance, condition, development or occurrence causing, resulting in or having (or with the passage of time likely to cause, result in or have) a material adverse effect on the financial condition, business, assets, properties or results of operations of Parent and its Subsidiaries, taken as a whole; provided that, in no event shall any of the following be deemed to constitute or be taken into account in determining a Parent Material Adverse Effect: any event, circumstance, change or effect that results from (i) changes affecting the economy generally, (ii) changes in the market price of oil or natural gas, (iii) the public announcement or pending nature of the Transactions, (iv) compliance with the terms of this Agreement, or (v) change in the price of the Target Common Shares or the Parent Common Shares.

5.2    Capitalization.

(a)    The authorized capital stock of Parent consists of 100,000,000 Parent Common Shares, and 5,000,000 shares of preferred stock of Parent, par value $.01 per share. As of the date hereof, Parent has (i) 40,316,849 Parent Common Shares issued and outstanding, (ii) 17,192 Parent Common Shares in treasury, (iii) no shares of preferred stock outstanding (iv) no outstanding stock options to acquire Parent Common Shares under any stock option plans or agreements of Parent, and (v) no more than 3,911,691 stock appreciation rights of Parent. There are no bonds, debentures, notes or other indebtedness issued or outstanding having the right to vote with Parent’s stockholders, whether together or as a separate class, on any matters on which Parent’s stockholders may vote. All the outstanding Parent Common Shares are validly issued, fully paid and nonassessable, and free of preemptive rights. Except as set forth above, and other than this Agreement, there are no outstanding subscriptions, options, rights, warrants, convertible securities, stock appreciation rights, phantom equity, or other agreements or commitments (including “rights plans” or “poison pills”) obligating Parent to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock of any class. There are no agreements, arrangements or other understandings to which Parent is a party with respect to the right to vote any shares of capital stock of Parent.

(b)    Except as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent is, directly or indirectly, the record and beneficial owner of all of the outstanding shares of capital stock of each Parent Subsidiary, there are no irrevocable proxies with respect to any such shares, and no equity securities of any Parent Subsidiary are or may become required to be issued because of any options, warrants, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into or exchangeable or exercisable for, shares of any capital stock of any Parent Subsidiary, and there are no contracts, commitments, understandings or arrangements by which Parent or any Parent Subsidiary is or may be bound to issue additional shares of capital stock of any Parent Subsidiary or securities convertible into or exchangeable or exercisable for any such shares. Except as set forth in Section 5.2(b) of the Parent Disclosure Schedule, all of such shares Parent owns are validly issued, fully paid and nonassessable and are owned by it free and clear of all Liens.

5.3    Authority.    Each of Parent and, solely with respect to this Agreement, Merger Sub, has full corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements to which it is or will be a party and, subject to obtaining the Parent Stockholders’ Approval to consummate the Transactions. The execution, delivery and performance of this Agreement and the Ancillary Agreements to which it is or will be a party and the consummation of the Transactions have been duly and validly authorized by each Parent Party’s Board of Directors, and no other corporate proceedings on the part of either Parent Party are necessary to authorize this Agreement or the Ancillary Agreements to which any of them are or will be a party or to consummate the Transactions, other than the Parent Stockholders’ Approval and approval of the sole stockholder of Merger Sub. This Agreement has been, and the Ancillary Agreements to which Parent or Merger Sub is or will be a party are, or upon execution will be, duly and validly executed and delivered by each Parent Party and, assuming the due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, constitutes or upon execution will constitute, valid and binding obligations of each Parent Party enforceable against such Persons in accordance with their respective terms, except for the Enforceability Exception.

5.4    Consents and Approvals; No Violation.    The execution and delivery of this Agreement, the consummation of the Transactions and the performance by each Parent Party of its obligations hereunder will not:

(a)    subject to receipt of the Parent Stockholders’ Approval, conflict with any provision of the certificate of incorporation or bylaws, as amended, of Parent or the certificates of incorporation or bylaws (or other similar organizational documents) of any of its Subsidiaries;

(b)    subject to obtaining the Parent Stockholders’ Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, require any consent, waiver, approval, order, authorization or permit of, or registration, filing with or notification to, (i) any Governmental Authority, except for applicable requirements of the HSR Act, the Securities Act, the Exchange Act, state laws relating to takeovers, if applicable, state securities or blue sky laws, and Customary Post-Closing Consents or (ii) except as set forth in Section 5.4(b) of the Parent Disclosure Schedule, any third party other than a Governmental Authority, other than such non-Governmental Authority third party consents, waivers, approvals, orders, authorizations and permits that would not (i) result in a Parent Material Adverse Effect, (ii) materially impair the ability of Parent or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(c)    except as set forth in Section 5.4(c) of the Parent Disclosure Schedule, result in any violation of or the breach of or constitute a default (with notice or lapse of time or both) under, or give rise to any right of termination, cancellation or acceleration or guaranteed payments or a loss of a material benefit under, any of the terms, conditions or provisions of any note, lease, mortgage, license, agreement or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets may be bound, except for such violations, breaches, defaults, or rights of termination, cancellation or acceleration, or losses as to which requisite waivers or consents have been obtained or which, individually or in the aggregate, would not (i) result in a Parent Material Adverse Effect, (ii) materially impair the ability of Parent or any of its Subsidiaries to perform its obligations under this Agreement or any Ancillary Agreement or (iii) prevent the consummation of any of the Transactions;

(d)    violate the provisions of any order, writ, injunction, judgment, decree, statute, rule or regulation applicable to Parent or any of its Subsidiaries;

(e)    result in the creation of any Lien upon any material properties or assets or on any shares of capital stock of Parent or its Subsidiaries (other than Target and its Subsidiaries after the Effective Time) under any agreement or instrument to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their properties or assets is bound; or

(f)    result in any holder of any securities of Parent being entitled to appraisal, dissenters’ or similar rights.

5.5    Parent SEC Reports.

(a)    Parent has filed with the SEC, and has heretofore made available to Target true and complete copies of, each form, registration statement, report, schedule, proxy or information statement and other document (including exhibits and amendments thereto), including its Annual Reports to Stockholders incorporated by reference in certain of such reports, required to be filed by it with the SEC since November 8, 2002 under the Securities Act or the Exchange Act (collectively, the “Parent SEC Reports”). As of the respective dates the Parent SEC Reports were filed or, if any such Parent SEC Reports were amended, as of the date such amendment was filed, each Parent SEC Report, including any financial statements or schedules included therein, (a) complied in all material respects with all applicable requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and (b) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No event since the date of the last Parent SEC Report has occurred that would require Parent to file a Current Report on Form 8-K other than the execution of this Agreement.

(b)    The chief executive officer and chief financial officer of Parent have made all certifications (without qualification or exceptions to the matters certified) required by, and would be able to make such certifications (without qualification or exception to the matters certified) as of the date hereof and as of the Closing Date as if required to be made as of such dates pursuant to, the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC, and the statements contained in any such certifications are complete and correct; neither Parent nor its officers has received notice from any Governmental Entity questioning or challenging the accuracy, completeness, form or manner of filing or submission of such certification. Parent maintains “disclosure controls and procedures” (as defined in Rule 13a-14(c) under the Exchange Act); such disclosure controls and procedures are effective to ensure that all material information concerning Parent and its subsidiaries is made known on a timely basis to the individuals responsible for preparing Parent’s SEC filings and other public disclosure and Parent is otherwise in substantial compliance with all applicable effective provisions of the Sarbanes-Oxley Act and the applicable listing standards of The New York Stock Exchange and has taken all steps necessary to ensure Parent will be in compliance with such provision of the Sarbanes-Oxley Act and New York Stock Exchange when such provisions become effective in the future.

5.6    Parent Financial Statements.    Each of the audited consolidated financial statements and unaudited consolidated interim financial statements of Parent (including any related notes and schedules) included (or incorporated by reference) in its Report on Form 10 made effective on December 6, 2002 have been prepared from, and are in accordance with, the books and records of Parent and its consolidated Subsidiaries, comply in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, have been prepared in accordance with GAAP applied on a consistent basis (except as may be indicated in the notes thereto and subject, in the case of quarterly financial statements, to normal and recurring year-end adjustments) and fairly present, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of Parent and its Subsidiaries as of the date thereof and the consolidated results of operations and cash flows (and changes in financial position, if any) of Parent and its Subsidiaries for the periods presented therein (subject to normal year-end adjustments and the absence of financial footnotes in the case of any unaudited interim financial statements).

5.7    Absence of Undisclosed Liabilities.    As of the date hereof, except (a) as specifically disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof and (b) for liabilities and obligations incurred in the ordinary course of business and consistent with past practice since December 31, 2002, neither Parent nor any of its Subsidiaries has incurred any liabilities or obligations of any nature (contingent or otherwise) that would have a Parent Material Adverse Effect or would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its Subsidiaries or the notes thereto which are not reflected.

5.8    Absence of Certain Changes.    Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof, as set forth in Section 5.8 of the Parent Disclosure Schedule or as contemplated by this Agreement, since December 31, 2002 (a) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary course of business consistent with past practices, (b) there has not been any change or development, or combination of changes or developments that, individually or in the aggregate, would have a Parent Material Adverse Effect, (c) there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of Parent, or any repurchase, redemption or other acquisition by Parent or any of its Subsidiaries of any outstanding shares of capital stock or other securities of, or other ownership interests in, Parent or any of its Subsidiaries, (d) there has not been any amendment of any term of any outstanding security of Parent or any of its Subsidiaries, and (e) there has not been any change in any method of accounting or accounting practice by Parent or any of its Subsidiaries, except for any such change required because of a concurrent change in GAAP or to conform a Subsidiary’s accounting policies and practices to those of Parent.

5.9    Taxes.    Except as otherwise disclosed in Section 5.9 of the Parent Disclosure Schedule and for matters that would not have a Parent Material Adverse Effect:

(a)    Parent and each of its Subsidiaries have timely filed (or have had timely filed on their behalf) or will file or cause to be timely filed, all material Tax Returns required by applicable law to be filed by any of them prior to or as of the Closing Date. As of the time of filing, the foregoing Tax Returns correctly reflected the material facts regarding the income, business, assets, operations, activities, status, or other matters of Parent or any other information required to be shown thereon. In particular, the foregoing tax returns are not subject to penalties under Section 6662 of the Code, relating to accuracy related penalties (or any corresponding provision of the state, local or foregoing Tax law) or any predecessor provision of law. An extension of time within which to file a Tax Return that has not been filed has not been requested or granted.

(b)    Parent and each of its Subsidiaries have paid (or have had paid on their behalf), or where payment is not yet due, have established (or have had established on their behalf and for their sole benefit and recourse), or will establish or cause to be established on or before the Closing Date, an adequate accrual for the payment of all material Taxes (as defined below) due with respect to any period ending prior to or as of the Closing Date. Parent and each of its Subsidiaries have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party.

(c)    No Audit by a Tax Authority is pending or, to the knowledge of Parent, threatened with respect to any Tax Returns filed by, or Taxes due from, Parent or any Subsidiary. No issue has been raised by any Tax Authority in any Audit of Parent or any of its Subsidiaries that if raised with respect to any other period not so audited could be expected to result in a material proposed deficiency for any period not so audited. No material deficiency or adjustment for any Taxes has been proposed, asserted, assessed, or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries. There are no liens for Taxes upon the assets of Parent or any of its Subsidiaries, except liens for current Taxes not yet delinquent. For purposes of this Agreement, phrases such as “knowledge of Parent” and similar terms mean the current knowledge, after due inquiry, of any Vice President or the President or Chairman of Parent.

(d)    Neither Parent nor any of its Subsidiaries has given or been requested to give any waiver of statutes of limitations relating to the payment of Taxes or have executed powers of attorney with respect to Tax matters, which will be outstanding as of the Closing Date.

(e)    Prior to the date hereof, Parent and its Subsidiaries have disclosed, and provided or made available true and complete copies to Target of, all material Tax sharing, Tax indemnity, or similar agreements to which Parent or any of its Subsidiaries are a party to, is bound by, or has any obligation or liability for Taxes.

(f)    Except as set forth in Section 5.9(h) of the Parent Disclosure Schedule, and except for the group of which Parent is currently a member and any group affiliated with Plains Resources Inc., Parent has never been a member of an affiliated group of corporations, within the meaning of Section 1504 of the Code.

(g)    Parent has not agreed to make nor is it required to make any adjustment under Section 481(a) of the Code by reason of change in accounting method or otherwise.

(h)    None of the Parent or any of its Subsidiaries has a liability for Taxes of any Person under Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

(i)    None of the Parent or any of its Subsidiaries has a liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor, by control or otherwise.

(j)    Neither Parent nor any of its subsidiaries has distributed stock of another person, or has had its stock distributed by another Person, in a transaction that also purported or intended to be governed in whole or in part by Code Sections 355 and 1611. Any transaction described in Section 5.9 of the Parent Disclosure Schedule that were purported or intended to be governed by Code Section 355 and 361 will not result in the recognition of a gain by the Parent as a result of the Merger.

5.10    Litigation.    Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof or Section 5.10 of the Parent Disclosure Schedule and for matters that would not have a Parent Material Adverse Effect, there is no suit, claim, action, proceeding or investigation pending or, to Parent’s knowledge, threatened against or directly affecting Parent, any Subsidiaries of Parent or any of the directors or officers of Parent or any of its Subsidiaries in their capacity as such, nor is there any reasonable basis therefor that could reasonably be expected to have a Parent Material Adverse Effect, if adversely determined. Neither Parent nor any of its Subsidiaries, nor any officer, director or employee of Parent or any of its Subsidiaries, has been permanently or temporarily enjoined by any order, judgment or decree of any court or any other Governmental Authority from engaging in or continuing any conduct or practice in connection with the business, assets or properties of Parent or such Subsidiary, nor, to the knowledge of Parent, is Parent, any Subsidiary or any officer, director or employee of Parent or any of its Subsidiaries under investigation by any Governmental Authority. Except as disclosed in the Parent SEC Reports filed and publicly available prior to the date hereof or Section 5.10 of the Parent Disclosure Schedule, there is no order, judgment or decree of any court or other tribunal or other agency extant enjoining or requiring Parent or any of its Subsidiaries to take any action of any kind with respect to its business, assets or properties. Notwithstanding the foregoing, no representation or warranty in this Section 5.10 is made with respect to Environmental Laws, which are covered exclusively by the provisions set forth in Section 5.12.

5.11    Employee Benefit Plans; ERISA.

(a)    Section 5.11(a)(1) of the Parent Disclosure Schedule contains a true and complete list of the individual or group employee benefit plans or arrangements of any type (including plans described in Section 3(3) of ERISA), sponsored, maintained or contributed to by Parent or any trade or business, whether or not incorporated, which together with Parent would be deemed a “single employer” within the meaning of Section 414(b), (c) or (m) of the Code or Section 4001(b)(1) of ERISA (a “Parent ERISA Affiliate”) within six years prior to the Effective Time (“Parent Benefit Plans”), and Schedule 5.11(a)(2) of the Parent Disclosure Schedule lists each individual employment, severance or similar agreement with respect to which Parent or any Parent ERISA Affiliate has any current or future obligation or liability.

(b)    With respect to each Parent Benefit Plan: (i) if intended to qualify under Section 401(a) or 401(k) of the Code, such plan satisfies the requirements of such sections, has received a favorable determination letter from the Internal Revenue Service with respect to its qualification, and its related trust has been determined to be exempt from tax under Section 501(a) of the Code and, to the knowledge of Parent, nothing has occurred since the date of such letter to adversely affect such qualification or exemption; (ii)

each such plan has been administered in substantial compliance with its terms and applicable law, except for any noncompliance with respect to any such plan that could not reasonably be expected to result in a Parent Material Adverse Effect; (iii) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction or acted or failed to act in any manner that would subject Parent or any Parent ERISA Affiliate to any liability for a breach of fiduciary duty under ERISA that could reasonably be expected to result in a Parent Material Adverse Effect; (iv) no disputes are pending or, to the knowledge of Parent or any Parent ERISA Affiliate, threatened; (v) neither Parent nor any Parent ERISA Affiliate has engaged in, and Parent and each Parent ERISA Affiliate do not have any knowledge of any Person that has engaged in, any transaction in violation of Section 406(a) or (b) of ERISA or Section 4975 of the Code for which no exemption exists under Section 408 of ERISA or Section 4975(c) of the Code or Section 4975(d) of the Code that could reasonably be expected to result in a Parent Material Adverse Effect; (vi) there have been no “reportable events” within the meaning of Section 4043 of ERISA for which the 30 day notice requirement of ERISA has not been waived by the PBGC; (vii) all contributions due have been made on a timely basis (within, where applicable, the time limit established under Section 302 of ERISA or Code Section 412); (viii) no notice of intent to terminate such plan has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate such plan; and (ix) except for defined benefit plans (if applicable), such plan may be terminated on a prospective basis without any continuing liability for benefits other than benefits accrued to the date of such termination. All contributions made or required to be made under any Parent Benefit Plan meet the requirements for deductibility under the Code, and all contributions which are required and which have not been made have been properly recorded on the books of Parent or a Parent ERISA Affiliate.

(c)    No Parent Benefit Plan is a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA) or a “multiple employer plan” (within the meaning of Section 413(c) of the Code). No event has occurred with respect to Parent or a Parent ERISA Affiliate in connection with which Parent could be subject to any liability, lien or encumbrance with respect to any Parent Benefit Plan or any employee benefit plan described in Section 3(3) of ERISA maintained, sponsored or contributed to by a Parent ERISA Affiliate under ERISA or the Code, except for regular contributions and benefit payments in the ordinary course of plan business.

(d)    Except as set forth in Section 5.11(d) of the Parent Disclosure Schedule, no present or former employees of Parent or any of its Subsidiaries are covered by any employee agreements or plans that provide or will provide severance pay, post-termination health or life insurance benefits (except as required pursuant to Section 4980(B) of the Code) or any similar benefits, and the consummation of the Transactions shall not cause any payments or benefits to any employee to be either subject to an excise tax or non-deductible to Parent under Sections 4999 and 280G of the Code, respectively.

5.12    Environmental Liability.    Except as set forth in Section 5.12 of the Parent Disclosure Schedule or as could not reasonably be expected to result in liabilities that have a Parent Material Adverse Effect:

(a)    The businesses of Parent and its Subsidiaries have been and are operated in material compliance with all Environmental Laws.

(b)    Neither Parent nor any of its Subsidiaries has caused or allowed the generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances, except in material compliance with all Environmental Laws, and, to Parent’s knowledge, no generation, treatment, manufacture, processing, distribution, use, storage, discharge, release, disposal, transport or handling of any Hazardous Substances has occurred at any property or facility owned, leased or operated by Parent for any of its Subsidiaries except in material compliance with all Environmental Laws.

(c)    Neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority or third party or, to the knowledge of Parent, any other communication alleging or concerning any material violation by Parent or any of its Subsidiaries of, or responsibility or liability of Parent or any of its Subsidiaries under, any Environmental Law. There are no pending, or to the knowledge of Parent, threatened, claims, suits, actions, proceedings or investigations with respect to the businesses or operations of Parent or any of its Subsidiaries alleging or concerning any material violation of, or responsibility or liability under, any Environmental Law, nor does Parent have any knowledge of any fact or condition that could give rise to such a claim, suit, action, proceeding or investigation.

(d)    Parent and its Subsidiaries have obtained and are in compliance with all material approvals, permits, licenses, registrations and similar authorizations from all Governmental Authorities under all Environmental Laws required for the operation of the businesses of Parent and its Subsidiaries as currently conducted; there are no pending or, to the knowledge of Parent, threatened, actions, proceedings or investigations alleging violations of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations; and Parent does not have knowledge of any fact or condition that is reasonably likely to give rise to any action, proceeding or investigation regarding the violation of or seeking to modify, revoke or deny renewal of any of such approvals, permits, licenses, registrations and authorizations.

(e)    Without in any way limiting the generality of the foregoing, (i) to Parent’s knowledge, all offsite locations where Parent or any of its Subsidiaries has transported, released, discharged, stored, disposed or arranged for the disposal of Hazardous Substances are licensed and operating as required by law and (ii) no PCBs, PCB-containing items, asbestos-containing materials, or radioactive materials are used or stored at any property owned, leased or operated by Parent or any of its Subsidiaries except in material compliance with Environmental Laws.

(f)    No claims have been asserted or, to Parent’s knowledge, threatened to be asserted against Parent or its Subsidiaries for any personal injury (including wrongful death) or property damage (real or personal) arising out of alleged exposure or otherwise related to Hazardous Substances used, handled, generated, transported or disposed by Parent or its Subsidiaries.

5.13    Compliance with Applicable Laws.

(a)    Parent and each of its Subsidiaries hold all material approvals, licenses, permits, registrations and similar authorizations necessary for the lawful conduct of their respective businesses, as now conducted, and such businesses are not being, and neither Parent nor any of its Subsidiaries have received any notice from any Person that any such business has been or is being, conducted in violation of any law, ordinance or regulation, including any law, ordinance or regulation relating to occupational health and safety, except for possible violations that either individually or in the aggregate have not resulted and would not result in a Parent Material Adverse Effect; provided, however, no representation or warranty in this Section 5.13 is made with respect to Environmental Laws, which are covered exclusively in Section 5.12.

(b)    Neither Parent, any Subsidiary of Parent, nor, to the knowledge of Parent, any director, officer, agent, employee or other person acting on behalf of Parent or any of its Subsidiaries, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign law.

5.14    Insurance.    Section 5.14 of the Parent Disclosure Schedule lists each insurance policy of Parent and its Subsidiaries currently in effect. Parent has made available to Target a true, complete and correct copy of each such policy or the binder therefor. With respect to each such insurance policy or binder none of Parent, any of its Subsidiaries or, to Parent’s knowledge, any other party to the policy is in breach or default thereunder (including with respect to the payment of premiums or the giving of notices), and Parent does not know of any occurrence or any event which (with notice or the lapse of time or both) would constitute such a breach or default or permit termination, modification or acceleration under the policy, except for such breaches or defaults which, individually or in the aggregate, would not result in a Parent Material Adverse Effect. Section 5.14 of the Parent Disclosure Schedule describes any self-insurance arrangements affecting Parent or its Subsidiaries. To Parent’s knowledge, the insurance policies listed in Section 5.14 of the Parent Disclosure Schedule include all policies which are required in connection with the operation of the businesses of Parent and its Subsidiaries as currently conducted by applicable laws and all agreements relating to Parent and its Subsidiaries.

5.15    Labor Matters; Employees.

(a)    Except as set forth in Section 5.15 of the Parent Disclosure Schedule, (i) there is no labor strike, dispute, slowdown, work stoppage or lockout actually pending or, to the knowledge of Parent, threatened against or affecting Parent or any of its Subsidiaries and, during the past five years, there has not been any such action, (ii) none of Parent or any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Parent or any of its Subsidiaries, (iii) none of the employees of Parent or any of its Subsidiaries are represented by any labor organization and none of Parent or any of its Subsidiaries have any knowledge of any current union organizing activities among the employees of Parent or any of its Subsidiaries nor does any question concerning representation exist concerning such employees, (iv) Parent and its Subsidiaries have each at all times been in material compliance with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours of work and occupational safety and health, and are not engaged in any unfair labor practices as defined in the National Labor Relations Act or other applicable law, ordinance or regulation, (v) there is no unfair labor practice charge or complaint against Parent or any of its Subsidiaries pending or, to the knowledge of Parent, threatened before the National Labor Relations Board or any similar state or foreign agency, (vi) there is no grievance or arbitration proceeding arising out of any collective bargaining agreement or other grievance procedure relating to Parent or any of its Subsidiaries, (vii) neither the Occupational Safety and Health Administration nor any other federal or state agency has threatened to file any citation, and there are no pending citations, relating to Parent or any of its Subsidiaries, and (viii) there is no employee or governmental claim or investigation, including any charges to the Equal Employment Opportunity Commission or state employment practice agency, investigations regarding Fair Labor Standards Act compliance, audits by the Office of Federal Contractor Compliance Programs, Workers’ Compensation claims, sexual harassment complaints or demand letters or threatened claims.

(b)    Since the enactment of the WARN Act, none of Parent or any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of any of Parent or any of its Subsidiaries, or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of Parent or any of its Subsidiaries, nor has Parent or any of its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local law, in each case that could reasonably be expected to have a Parent Material Adverse Effect.

5.16    Reserve Reports.

(a)    All information (including the statement of the percentage of reserves from the oil and gas wells and other interests evaluated therein to which Parent or its Subsidiaries are entitled and the percentage of the costs and expenses related to such wells or interests to be borne by Parent or its Subsidiaries) supplied to Ryder Scott Company, L.P. and Netherland, Sewell & Associates, Inc. by or on behalf of Parent and its Subsidiaries that was material to such firm’s estimates of proved oil and gas reserves attributable to the Oil and Gas Interests (as hereinafter defined) of Parent in connection with the preparation of the proved oil and gas reserve reports concerning the Oil and Gas Interests of Parent and its Subsidiaries as of December 31, 2003 and prepared by such engineering firm (the “Parent Reserve Report”) was (at the time supplied or as modified or amended prior to the issuance of the Parent Reserve Report) true and correct in all material respects and Parent has no knowledge of any material errors in such information that existed at the time of such issuance. Except for changes generally affecting the oil and gas industry (including changes in commodity prices), there has been no change in respect of the matters addressed in the Parent Reserve Report that would have a Parent Material Adverse Effect.

(b)    Set forth in Section 5.16(b) of the Parent Disclosure Schedule is a list of all material Oil and Gas Interests that were included in the Parent Reserve Report that have been disposed of prior to the date hereof.

5.17    Permits.    Immediately prior to the Effective Time and except for Customary Post Closing Consents, Parent and its Subsidiaries will hold all of the Permits required or necessary to construct, own, operate, use and/or maintain their respective properties and conduct their operations as presently conducted, except for such Permits, the lack of which, individually or in the aggregate, would not have a Parent Material Adverse Effect; provided, however, that no representation or warranty in this Section 5.17 is made with respect to Permits issued pursuant to Environmental Laws, which are covered exclusively in Section 5.12.

5.18    Material Contracts.

(a)    Set forth in Section 5.18(a) of the Parent Disclosure Schedule or the Parent SEC Reports filed and publicly available prior to the date hereof is a list of each contract, lease, indenture, agreement, arrangement or understanding to which Parent or any of its Subsidiaries is subject that is currently in effect and is of a type that would be required to be included as an exhibit to a Form S-1 Registration Statement pursuant to the rules and regulations of the SEC if such a registration statement were filed by Parent (collectively, the “Parent Material Contracts”).

(b)    Except as set forth in Section 5.18(a) or 5.18(b) of the Parent Disclosure Schedule or the Parent SEC Reports filed and publicly available prior to the date hereof, the Oil and Gas Interests of Parent and its Subsidiaries are not subject to (i) any instrument or agreement evidencing or related to indebtedness for borrowed money, whether directly or indirectly, or (ii) any agreement not entered into in the ordinary course of business in which the amount involved is in excess of $5,000,000. In addition, (A) all Parent Material Contracts are the valid and legally binding obligations of Parent and, to the knowledge of Parent, each of the other parties thereto and are enforceable in accordance with their respective terms; (B) Parent is not in material breach or default with respect to, and to the knowledge of Parent, no other party to any Parent Material Contract is in material breach or default with respect to, its obligations thereunder, including with respect to payments or otherwise; (C) no party to any Parent Material Contract has given notice of any action to terminate, cancel, rescind or procure a judicial reformation thereof; and (D) except as set forth in the Parent SEC Reports filed and publicly available prior to the date hereof no Parent Material Contract contains any provision that prevents Parent or any of its Subsidiaries from owning, managing and operating the Oil and Gas Interests of Parent and its Subsidiaries in accordance with historical practices.

(c)    As of the date hereof, except as set forth in Section 5.18(c) of the Parent Disclosure Schedule, with respect to authorizations for expenditure executed after December 31, 2002, (i) there are no outstanding calls for payments in excess of $5,000,000 that are due or that Parent or its Subsidiaries are committed to make that have not been made; (ii) there are no material operations with respect to which Parent or its Subsidiaries have become a non-consenting party; and (iii) there are no commitments for the material expenditure of funds for drilling or other capital projects other than projects with respect to which the operator is not required under the applicable operating agreement to seek consent.

(d)    Except as set forth in Section 5.18(d) of the Parent Disclosure Schedule, (i) there are no provisions applicable to the Oil and Gas Interests of Parent and its Subsidiaries which increase the royalty percentage of the lessor thereunder; and (ii) none of the Oil and Gas Interests of Parent and its Subsidiaries are limited by terms fixed by a certain number of years (other than primary terms under oil and gas leases).

5.19    Required Stockholder Vote.    The only vote of the holders of any class or series of Parent’s capital stock that shall be necessary to consummate the Transactions is (a) the approval by a majority of the votes cast by the holders of the Parent Common Shares (provided that the total vote cast represents over 50% in interest of all securities entitled to vote on such proposal) of the issuance of Parent Common Shares to the holders of Target Common Shares as a result of the Transactions, and (b) the adoption of this Agreement by the holders of a majority of the issued and outstanding Parent Common Shares (collectively, the “Parent Stockholders’ Approval”).

5.20    Proxy/Prospectus; Registration Statement.    None of the information to be supplied by Parent for inclusion in (a) the Proxy/Prospectus to be filed by Target and Parent with the SEC, and any amendments or supplements thereto, or (b) the Registration Statement to be filed by Parent with the SEC in connection with the Merger, and any amendments or supplements thereto, will, at the respective times such documents are filed, and, in the case of the Proxy/Prospectus, at the time the Proxy/Prospectus or any amendment or supplement thereto is first mailed to the Target and Parent stockholders, at the time of the Target Meeting and the Parent Meeting and at the Effective Time, and, in the case of the Registration Statement, when it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be made therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

5.21    Intellectual Property.    Parent or its Subsidiaries own, or are licensed or otherwise have the right to use, all Intellectual Property currently used in the conduct of the business of Parent and its Subsidiaries, except where the failure to so own or otherwise have the right to use such Intellectual Property would not, individually or in the aggregate, have a Parent Material Adverse Effect. No Person has notified either Parent or any of its Subsidiaries in writing and Parent does not have any knowledge that their use of the Intellectual Property infringes on the rights of any Person, subject to such claims and infringements as do not, individually or in the aggregate, give rise to any liability on the part of Parent and its Subsidiaries that could have a Parent Material Adverse Effect, and, to Parent’s knowledge, no Person is infringing on any right of Parent or any of its Subsidiaries with respect to any such Intellectual Property. No claims are pending or, to Parent’s knowledge, threatened that Parent or any of its Subsidiaries is infringing or otherwise adversely affecting the rights of any Person with regard to any Intellectual Property.

5.22    Hedging.    Section 5.22 of the Parent Disclosure Schedule sets forth for the periods shown obligations of Parent and each of its Subsidiaries for the delivery of Hydrocarbons attributable to any of the properties of Parent or any of its Subsidiaries in the future on account of prepayment, advance payment, take-or-pay or similar obligations without then or thereafter being entitled to receive full value therefor. Except as set forth in Section 5.22 of the Parent Disclosure Schedule, as of the date hereof, neither Parent nor any of its Subsidiaries is bound by futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from, relate to or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons, or securities.

5.23    Brokers.    No broker, finder or investment banker (other than JPMorgan Securities, Inc. the fees and expenses of which will be paid by Parent) is entitled to any brokerage, finder’s fee or other fee or commission payable by Parent or any of its Subsidiaries in connection with the Transactions based upon arrangements made by and on behalf of Parent or any of its Subsidiaries. True and correct copies of all agreements and engagement letters currently in effect with JPMorgan Securities, Inc. (the “Parent Engagement Letters”) have been provided to Target.

5.24    Tax Matters.    Neither Parent nor, to the knowledge of Parent, any of its affiliates has taken or agreed to take any action that would prevent the Merger from constituting a reorganization within the meaning of Section 368(a) of the Code. Without limiting the generality of the foregoing:

(a)    The Merger will be carried out strictly in accordance with this Agreement and the Ancillary Agreements, and there are no other written or oral agreements relating to the Merger other than those expressly referred to in this Agreement.

(b)    In connection with the Merger, no Target Common Shares will be acquired by Parent or a Related Person for consideration other than Parent Common Shares, payments to the dissenting stockholders, if any, and any cash received in lieu of fractional share interests in Parent Common Shares.

(c)    The fair market value of Parent Common Shares and cash received by each holder of Target Common Shares in connection with the Merger will be approximately equal to the fair market value of the Target Common Shares surrendered in the exchange.

(d)    To the knowledge of Parent, Parent does not have nor does any Related Person (as defined below) have any plan or intention to redeem or otherwise reacquire, directly or indirectly, any Parent Common Shares to be issued in the Merger.

(e)    Parent has no stock repurchase program and has no current plan or intention to adopt such a plan.

(f)    To the knowledge of Parent, the aggregate fair market value, determined at the Effective Time, of the Parent Common Shares to be received in the Merger will not be less than fifty percent (50%) of the value, determined at the Effective Time, of the Target Common Shares outstanding immediately before the Effective Time. For this purpose, it is assumed that the fair market value of the outstanding Target Common Shares will equal the fair market value of the aggregate Merger Consideration.

(g)    Neither Parent nor any Related Person owns, nor has it owned during the past five years, any shares of stock of the Target. Neither Parent nor any Related Person has caused any other person to acquire stock of the Target on behalf of Parent or a Related Person, and will not directly or indirectly acquire any stock of the Target in connection with the Merger, except as described in the Merger Agreement.

(h)    Parent has not, directly or indirectly, transferred any cash or property to the Target (or any entity controlled directly or indirectly by the Target) for less than full and adequate consideration and has not made any loan to the Target (or any entity controlled directly or indirectly by the Target) in anticipation of the Merger.

(i)    There is no intercompany indebtedness existing between Parent and Target that was or will be issued, acquired, or settled at a discount in connection with the Merger.

(j)    Parent will pay its expenses incurred in connection with or as part of the Merger or related transactions. Parent has not paid and will not pay, directly or indirectly, any expenses (including transfer taxes) incurred by any holder of Target Common Shares in connection with or as part of the Merger or any related transactions. Parent has not agreed to assume, nor will it directly or indirectly assume, any expense or other liability, whether fixed or contingent, of any holder of Target Common Shares.

(k)    To the knowledge of Parent, any compensation paid to the holders of Target Common Shares who enter (or have entered) into employment, consulting or noncompetitive contracts, if any, with Parent or the Surviving Corporation (a) will be for services actually rendered or to be rendered, (b) will be commensurate with amounts paid to third parties bargaining at arm’s length for similar services, and (c) will not represent consideration for the surrender of the Target Common Shares in the Merger.

(l)    Following the Merger, the Surviving Corporation will continue the historic business of Target or use a significant portion of its assets in a business, within the meaning of Treas. Reg. § 1.368-1(d).

(m)    Parent has no plan or intention to liquidate, sell or otherwise dispose of any of the assets of Target except for dispositions made in the ordinary course of business or transfers or successive transfers to one or more corporations controlled.

(n)    Parent is paying no consideration for the Target stock other than the Merger Consideration.

(o)    Merger Sub will have no liabilities assumed by Target, and will not transfer to Target any assets subject to liabilities, in the Merger.

(p)    Parent is not an investment company within the meaning of Sections 368(a)(2)(F) of the Code. An investment company is (1) a regulated investment company; (2) a real estate investment trust; or (3) a corporation (i) fifty percent (50%) or more of the value of whose total assets are stock and securities, and (ii) eighty percent (80%) or more of the value of whose total assets are held for investment. For this purpose, “total assets” shall not include cash and cash items (including receivables) and government securities.

(q)    Parent has substantial non-tax business purposes and reasons for the Merger, and the terms of the Merger are the product of arm’s length negotiations.

(r)    Parent will not take any position on any federal, state or local income or franchise tax return, or take any other tax reporting position that is inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, unless otherwise required by a “determination” (as defined in Code Section 1313(a)(1)).

(s)    No stock or securities of Parent will be issued to any Target stockholder for services rendered to or for the benefit of Parent or the Target in connection with the Merger.

(t)    To the knowledge of Parent, no stock or securities of the Target will be issued to any Target stockholder for services rendered to or for the benefit of Parent or the Target in connection with the Merger.

(u)    No stock or securities of Parent will be issued for any indebtedness owed to any Target stockholder in connection with the Merger.

(v)    To the knowledge of Parent, no stock or securities of the Target will be issued for any indebtedness owed to any Target stockholder in connection with the Merger.

5.25    Fairness Opinion.    Parent’s Board of Directors has received a written opinion from JPMorgan Securities, Inc. to the effect that, as of the date of such opinion, the Common Conversion Consideration is fair, from a financial point of view, to the holders of the Parent Common Shares. True and complete copies of such opinion have been given to Target for informational purposes only, and JPMorgan Securities, Inc. has agreed to the inclusion of such written opinion in the Proxy/Prospectus for the Parent Meeting.

5.26    Takeover Laws and Rights Plans.     No “fair price”, “moratorium”, “control share acquisition” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States (with the exception of Section 203 of the DGCL) applicable to Parent is applicable to the Merger or the other transactions contemplated hereby. The action of the Board of Directors of Parent in approving this Agreement (and the Transactions provided for herein) is sufficient to render inapplicable to this Agreement (and the Transactions provided for herein) the restrictions on “business combinations” (as defined in Section 203 of the DGCL) as set forth in Section 203 of the DGCL.

ARTICLE VI

CONDUCT OF BUSINESS PENDING THE MERGER

6.1    Conduct of Business by Target Pending the Merger.    From the date hereof until the Effective Time, except as Parent otherwise agrees in writing, as set forth in the Target Disclosure Schedule, or as otherwise contemplated by this Agreement, Target shall conduct its business in the ordinary course consistent with past practice and shall use all commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees, subject to the terms of this Agreement. Except as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without Parent’s written consent (which consent shall not be unreasonably withheld):

(a)    Target shall not adopt or propose any change to its certificate of incorporation or bylaws (or similar organizational documents);

(b)    Target shall not, and shall not permit any of its Subsidiaries to, (i) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Target or (ii) repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in Target;

(c)    Target shall not, and shall not permit any of its Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person for aggregate consideration in excess of $1,000,000, or enter a new line of business or commence business operations in any country in which Target is not operating as of the date hereof;

(d)    Except as set forth in Section 6.1(d) of the Target Disclosure Schedule, Target shall not, and shall not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties (other than Parent and its direct and indirect wholly owned subsidiaries) with an aggregate fair market value exceeding $1,000,000 (other than sales of Hydrocarbons in the ordinary course of business);

(e)    Target shall not settle any material Audit, make or change any material Tax election or file any material amended Tax Return except as set forth in Section 4.9 of the Target Disclosure Schedule;

(f)    Except as otherwise permitted by this Agreement or as set forth in Section 6.1(f) of the Target Disclosure Schedule, Target shall not, and shall not permit any of its Subsidiaries to, issue any securities (whether through the issuance or granting of options, warrants, rights or otherwise and except pursuant to existing obligations disclosed in the Target SEC Reports filed and publicly available prior to the date hereof or the Target Disclosure Schedule), enter into any amendment of any term of any outstanding security of Target or of any of its Subsidiaries, incur any indebtedness except trade debt in the ordinary course of business and debt pursuant to existing credit facilities or arrangements (except as set forth in Section 6.1(f) of the Target Disclosure Schedule), fail to make any required contribution to any Target Benefit Plan, increase compensation, bonus (except for compensation or bonuses as set forth in Section 6.1(f) of the Target Disclosure Schedule) or other benefits payable to (except for payments pursuant to 401(k) plans), or modify or amend any employment agreements or severance agreements with, any executive officer or former employee or enter into any settlement or consent with respect to any pending litigation other than settlements in the ordinary course of business;

(g)    Target shall not, and shall not permit any of its Subsidiaries to, change any method of accounting or accounting practice by Target or any of its Subsidiaries except for any such change required by GAAP;

(h)    Target shall not, and shall not permit any of its Subsidiaries to, take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a “plant closing” or “mass layoff” (each as defined in the WARN Act) without in good faith attempting to comply with the WARN Act;

(i)    Target shall not amend or otherwise change the terms of the Target Engagement Letters, except to the extent that any such amendment or change would result in terms more favorable to Target;

(j)    Except for expenditures set forth in Section 6.1(j) of the Target Disclosure Schedule, neither Target nor any of its Subsidiaries shall become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interests that will, in the aggregate, cost in excess of $1,000,000 over the total amount budgeted in the 2004 Profit Plan set forth in Section 6.1(j) of the Target Disclosure Schedule (the “Aggregate Cost Overrun”), and except for utilization of the Aggregate Cost Overrun, neither Target nor any of its Subsidiaries shall, with respect to any of the individual projects set forth in Section 6.1(j) of the Target Disclosure Schedule, become bound to or expend funds in excess of the amount budgeted for such project as set forth in Section 6.1(j) of the Target Disclosure Schedule;

(k)    Target and its Subsidiaries shall timely meet their royalty payment obligations in connection with their respective oil and gas leases.

(l)    Target shall not, and shall not permit any of its Subsidiaries to, (i) enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or securities, other than in the ordinary course of business in accordance with Target’s current policies or (ii) enter into any fixed price commodity sales agreements with a duration of more than three months;

(m)    Target shall not, and shall not permit any of its Subsidiaries to, (i) adopt, amend (other than amendments that reduce the amounts payable by Target or any Subsidiary, or amendments required by law to preserve the qualified status of a Target Benefit Plan or otherwise comply with ERISA, the Code or other applicable law) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person (including contracts with management of Target or any Subsidiary that might require that payments be made upon consummation of the Transactions) or amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder, (ii) engage in any transaction (either acting alone or in conjunction with any Target Benefit Plan or trust created thereunder) in connection with which Target or any Subsidiary could be subjected (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iii) terminate any Target Benefit Plan in a manner, or take any other action with respect to any Target Benefit Plan, that could result in the liability of Target or any Subsidiary to any person, (iv) take any action that could adversely affect the qualification of any Target Benefit Plan or its compliance with the applicable requirements of ERISA, (v) fail to make full payment when due of all amounts which, under the provisions of any Target Benefit Plan, any agreement relating thereto or applicable law, Target or any Subsidiary is required to pay as contributions thereto or (vi) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Target Benefit Plan;

(n)    Target shall not, and shall not permit any of its Subsidiaries to, (i) approve an increase in salary for any Target Employees or (ii) without Parent’s prior written consent (which consent shall not be unreasonably withheld), terminate any Target Employee entitled to any severance payment upon such termination;

(o)    Target shall not, and shall not permit any of its Subsidiaries to, organize or acquire any Person that could become a Subsidiary;

(p)    Target shall not, and shall not permit any of its Subsidiaries to, enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $1,000,000, other than pursuant to agreements or commitments existing on the date hereof;

(q)    Target shall not amend, modify or waive any provision of the Target Rights Agreement or take any action to redeem the rights issued thereunder (the “Target Rights”) or render the Target Rights inapplicable to any transaction other than the Merger unless, and only to the extent that, Target is required to do so by order of a court of competent jurisdiction;

(r)    Target shall not grant approval for purposes of Section 203 of the DGCL of any acquisition of Target Common Shares;

(s)    Target shall not adopt a plan of complete or partial liquidation, dissolution, or reorganization; and

(t)    Target shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

6.2    Conduct of Business by Parent Pending the Merger.    From the date hereof until the Effective Time, except as Target otherwise agrees in writing, as set forth in the Parent Disclosure Schedule, or as otherwise contemplated by this Agreement, Parent shall conduct its business in the ordinary course consistent with past practice and shall use commercially reasonable efforts to preserve intact its business organizations and relationships with third parties and to keep available the services of its present officers and key employees, subject to the terms of this Agreement. Except as otherwise provided in this Agreement, and without limiting the generality of the foregoing, from the date hereof until the Effective Time, without Target’s written consent (which consent shall not be unreasonably withheld):

(a)    Except for an amendment to increase its authorized Parent Common Shares to 150,000,000, Parent shall not adopt or propose any change to its certificate of incorporation or bylaws (or similar organizational documents);

(b)    Except as set forth in Section 6.2(b) to the Parent Disclosure Schedule, Parent shall not, and shall not permit any of its Subsidiaries to (i) declare, set aside or pay any dividend or other distribution with respect to any shares of capital stock of Parent or its subsidiaries (except for intercompany dividends from direct or indirect wholly owned subsidiaries, or (ii) repurchase, redeem or otherwise acquire any outstanding shares of capital stock or other securities of, or other ownership interests in, Parent or any of its Subsidiaries, other than intercompany acquisitions of stock;

(c)    Parent shall not, and shall not permit any of its Subsidiaries to, merge or consolidate with any other Person or acquire assets of any other Person for aggregate consideration in excess of $5,000,000, or enter a new line of business or commence business operations in any country in which Parent is not operating as of the date hereof;

(d)    Except as set forth in Section 6.2(d) of the Parent Disclosure Schedule, Parent shall not, and shall not permit any of its Subsidiaries to, sell, lease, license or otherwise surrender, relinquish or dispose of any assets or properties (other than among Parent and its direct and indirect wholly owned Subsidiaries) with an aggregate fair market value exceeding $5,000,000 (other than sales of Hydrocarbons in the ordinary course of business);

(e)    Parent shall not settle any material Audit, make or change any material Tax election or file any material amended Tax Return except as set forth in Section 5.9 of the Target Disclosure Schedule;

(f)    Except as otherwise permitted by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, (i) issue equity securities for consideration in excess of $5,000,000 in the aggregate, or (ii) incur any indebtedness except trade debt in the ordinary course of business, debt pursuant to existing credit facilities or arrangements, and other debt, which other debt shall not exceed $5,000,000 in the aggregate;

(g)    Parent shall not, and shall not permit any of its Subsidiaries to, change any method of accounting or accounting practice by Parent or any of its Subsidiaries, except for any such change required by GAAP;

(h)    Parent shall not amend or otherwise change the terms of the Parent Engagement Letter, except to the extent that any such amendment or change would result in terms more favorable to Parent;

(i)    Parent shall not adopt a plan of complete or partial liquidation, dissolution, or reorganization;

(j)    Parent shall not, and shall not permit any of its Subsidiaries to, take any action that would give rise to a claim under the WARN Act or any similar state law or regulation because of a “plant closing” or “mass layoff” (each as defined in the WARN Act) without in good faith attempting to comply with the WARN Act;

(k)    Except as set forth in Section 6.2(k) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries shall become bound or obligated to participate in any operation, or consent to participate in any operation, with respect to any Oil and Gas Interests that will individually cost in excess of $5,000,000 unless the operation is a currently existing obligation of Parent or any of its Subsidiaries or necessary to extend, preserve or maintain an Oil and Gas Interest;

(l)    Parent shall not, and shall not permit any of its Subsidiaries to, (i) enter into any futures, hedge, swap, collar, put, call, floor, cap, option or other contracts that are intended to benefit from or reduce or eliminate the risk of fluctuations in the price of commodities, including Hydrocarbons or securities, other than in the ordinary course of business in accordance with Parent’s current policies or (ii) enter into any fixed price commodity sales agreements with a duration of more than three months;

(m)    Parent shall not, and shall not permit any of its Subsidiaries to, (i) adopt, amend (other than amendments that reduce the amounts payable by Parent or any Subsidiary, or amendments required by law to preserve the qualified status of a Parent Benefit Plan or otherwise comply with ERISA, the Code or other applicable law) or assume an obligation to contribute to any employee benefit plan or arrangement of any type or collective bargaining agreement or enter into any employment, severance or similar contract with any Person (including contracts with management of Parent or any Subsidiaries that might require that payments be made upon consummation of the Transactions) or amend any such existing contracts to increase any amounts payable thereunder or benefits provided thereunder, (ii) engage in any transaction (either acting alone or in conjunction with any Parent Benefit Plan or trust created thereunder) in connection with which Parent or any Subsidiary could be subjected (directly or indirectly) to either a civil penalty assessed pursuant to subsections (c), (i) or (l) of Section 502 of ERISA or a tax imposed pursuant to Chapter 43 of Subtitle D of the Code, (iii) terminate any Parent Benefit Plan in a manner, or take any other action with respect to any Parent Benefit Plan, that could result in the liability of Parent to any person, (iv) take any action that could adversely affect the qualification of any Parent Benefit Plan or its compliance with the applicable requirements of ERISA, (v) fail to make full payment when due of all amounts which, under the provisions of any Parent Benefit Plan, any agreement relating thereto or applicable law, Parent or any Subsidiary is required to pay as contributions thereto or (vi) fail to file, on a timely basis, all reports and forms required by federal regulations with respect to any Parent Benefit Plan; provided, however, that Parent may issue stock options, stock appreciation rights, and bonuses in the ordinary course of business;

(n)    Parent shall not, and shall not permit any of its Subsidiaries to, enter into any commitment or agreement to license or purchase seismic data that will cost in excess of $5,000,000, other than pursuant to agreements or commitments existing on the date hereof; and

(o)    Parent shall not, and shall not permit any of its Subsidiaries to, agree or commit to do any of the foregoing.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1    Access and Information.    The parties shall each afford to the other and to the other’s financial advisors, legal counsel, accountants, consultants, financing sources, and other authorized representatives access during normal business hours throughout the period prior to the Effective Time to all of its books, records, properties, contracts, leases, plants and personnel and, during such period, each shall furnish promptly to the other (a) a copy of each report, schedule and other document filed or received by it pursuant to the requirements of federal or state securities laws, and (b) all other information as such other party reasonably may request, provided that no investigation pursuant to this Section 7.1 shall affect any representations or warranties made herein or the conditions to the obligations of the respective parties to consummate the Merger. Each party shall hold in confidence all nonpublic information until such time as such information is otherwise publicly available and, if this Agreement is terminated, each party will deliver to the other all documents, work papers and other materials (including copies) obtained by such party or on its behalf from the other party as a result of this Agreement or in connection herewith, whether so obtained before or after the execution hereof. Notwithstanding the foregoing, each of the two Confidentiality Agreements dated January 26, 2004 between Parent and Target (the “Confidentiality Agreements”) shall survive the execution and delivery of this Agreement.

7.2    Acquisition Proposals.

(a)    From the date hereof until the termination of this Agreement, Target and its Subsidiaries shall not, and shall cause their respective officers, directors, employees, investment bankers, attorneys or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Target Acquisition Proposal or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Target Acquisition Proposal, (ii) enter into any agreement with respect to a Target Acquisition Proposal, or (iii) engage or participate in discussions or negotiations with, or disclose any nonpublic information relating to Target or its Subsidiaries, respectively, or furnish to any Person any information with respect to, or otherwise cooperate in any way with a Target Acquisition Proposal. Nothing contained in this Section 7.2(a) shall prohibit Target and its Board of Directors from (x) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) under the Exchange Act, (y) waiving, or agreeing to waive, any provision of any stand-still or similar agreement in effect on the date hereof to allow a Person to make a Target Acquisition Proposal, so long as simultaneously with such waiver, such parties become subject to stand-still provisions at least as restrictive as those in the Confidentiality Agreements, or (z) prior to obtaining the Target Stockholders’ Approval, furnishing information, including nonpublic information to, or entering into negotiations with, any Person that has submitted an unsolicited bona fide written Target Acquisition Proposal made not in violation of this Agreement or any standstill agreement if, and only to the extent that (with respect to this Section 7.2(a) only):

i.    such unsolicited bona fide written Target Acquisition Proposal is made by a third party that Target’s Board of Directors determines in good faith has the good faith intent to proceed with negotiations to consider, and the financial and legal capability to consummate, such Target Acquisition Proposal,

ii.    Target’s Board of Directors, after duly consulting with Target’s outside legal counsel, determines in good faith that such action is necessary for Target’s Board of Directors to comply with its fiduciary duties imposed by applicable law,

iii.    contemporaneously with furnishing such information to, or entering into discussions with, such Person, Target enters into a confidentiality agreement with such Person on terms no less restrictive than those in the Confidentiality Agreements,

iv.    contemporaneously with furnishing such information to, or entering into discussions or negotiations with, such Person, Target provides written notice to Parent to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person,

v.    Target’s Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Target Acquisition Proposal is reasonably capable of being completed and may reasonably be expected to result in a transaction that is more favorable from a financial point of view to the holders of Target Common Shares than the Transactions, and

vi.    Target uses commercially reasonable efforts to keep Parent informed in all material respects of the status and terms of any such negotiations or discussions (including the identity of the Person with whom such negotiations or discussions are being held) and provides Parent copies of such written proposals and any amendments or revisions thereto or correspondence related thereto; provided, that Parent agrees to execute a confidentiality agreement, in form reasonably acceptable to it, with respect to any such information delivered to Parent pursuant to this clause (vi), which confidentiality agreement shall be subject to Parent’s disclosure obligations arising under applicable law or securities exchange regulations.

The term “Target Acquisition Proposal” means any inquiry, offer or proposal for, or any indication of interest from any Person relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 10% or more of the total revenue, operating income, EBITDA or assets of Target and the Target Subsidiaries, taken as a whole, or (B) 10% or more of the outstanding shares of Target Common Shares or capital stock of, or other equity or voting interests in, any of the Target Subsidiaries directly or indirectly holding, individually or taken together, the assets or business referred to in clause (A) above, in each case other than the transactions contemplated by this Agreement. Other than as provided in this Section 7.2(a), Target shall not waive any provisions of a confidentiality agreement entered into with a Person who has indicated a willingness to make an unsolicited bona fide Target Acquisition Proposal without Parent’s prior written consent.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.2(a) by any officer, director, employee, attorney, investment banker or other agent of Target or any Target Subsidiary, whether or not such person is purporting to act on behalf of Target or any Target Subsidiary or otherwise, shall be a breach of this Section 7.2(a) by Target.

(b)    From the date hereof until the termination of this Agreement, Parent and its Subsidiaries shall not, and shall cause their respective officers, directors, employees, investment bankers, attorneys or other agents not to, directly or indirectly, (i) take any action to solicit, initiate or encourage any Parent Acquisition Proposal or any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to a Parent Acquisition Proposal, (ii) enter into any agreement with respect to a Parent Acquisition Proposal, or (iii) engage or participate in discussions or negotiations with, or disclose any nonpublic information relating to Parent or its Subsidiaries, respectively, or furnish to any Person any information with respect to, or otherwise cooperate in any way with a Parent Acquisition Proposal. Nothing contained in this Section 7.2(b) shall prohibit Parent and its Board of Directors from (x) taking and disclosing a position with respect to a tender offer by a third party pursuant to Rules 14d-9 and 14e-2(a) under the Exchange Act, (y) waiving, or agreeing to waive, any provision of any stand-still or similar agreement in effect on the date hereof to allow a Person to make a Parent Acquisition Proposal, so long as simultaneously with such waiver, such parties become subject to stand-still provisions at least as restrictive as those in the Confidentiality Agreements, or (z) prior to obtaining the Parent Stockholders’ Approval, furnishing information, including nonpublic information to, or entering into negotiations with, any Person that has submitted an unsolicited bona fide written Parent Acquisition Proposal made not in violation of this Agreement or any standstill agreement if, and only to the extent that (with respect to this Section 7.2(b) only):

i.    such unsolicited bona fide written Parent Acquisition Proposal is made by a third party that Parent’s Board of Directors determines in good faith has the good faith intent to proceed with negotiations to consider, and the financial and legal capability to consummate, such Parent Acquisition Proposal,

ii.    Parent’s Board of Directors, after duly consulting with Parent’s outside legal counsel, determines in good faith that such action is necessary for Parent’s Board of Directors to comply with its fiduciary duties imposed by applicable law,

iii.    contemporaneously with furnishing such information to, or entering into discussions with, such Person, Parent enters into a confidentiality agreement with such Person on terms no less restrictive than those in the Confidentiality Agreements,

iv.    contemporaneously with furnishing such information to, or entering into discussions or negotiations with, such Person, Parent provides written notice to Target to the effect that it is furnishing information to, or entering into discussions or negotiations with, such Person,

v.    Parent’s Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Parent Acquisition Proposal is reasonably capable of being completed and may reasonably be expected to result in a transaction that is more favorable from a financial point of view to the holders of Parent Common Shares than the Transactions, and

vi.    Parent uses commercially reasonable efforts to keep Target informed in all material respects of the status and terms of any such negotiations or discussions (including the identity of the Person with whom such negotiations or discussions are being held) and provides Target copies of such written proposals and any amendments or revisions thereto or correspondence related thereto; provided, that Target agrees to execute a confidentiality agreement, in form reasonably acceptable to it, with respect to any such information delivered to Target pursuant to this clause (vi), which confidentiality agreement shall be subject to Target’s disclosure obligations arising under applicable law or securities exchange regulations.

The term “Parent Acquisition Proposal” means any inquiry, offer or proposal for, or any indication of interest from any Person relating to, or that is reasonably likely to lead to, any direct or indirect acquisition, in one transaction or a series of transactions, including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction, of (A) assets or businesses that constitute or represent 10% or more of the total revenue, operating income, EBITDA or assets of Parent and the Parent Subsidiaries, taken as a whole, or (B) 10% or more of the outstanding shares of Parent Common Shares or capital stock of, or other equity or voting interests in, any of the Parent Subsidiaries directly or indirectly holding, individually or taken together, the assets or business referred to in clause (A) above, in each case other than the transactions contemplated by this Agreement. Other than as provided in this Section 7.2(b) Parent shall not waive any provisions of a confidentiality agreement entered into with a Person who has indicated a willingness to make an unsolicited bona fide Parent Acquisition Proposal without Target’s prior written consent.

Without limiting the foregoing, it is agreed that any violation of the restrictions set forth in this Section 7.2(b) by any officer, director, employee, attorney, investment banker or other agent of Parent or any Parent Subsidiary, whether or not such person is purporting to act on behalf of Parent or any Parent Subsidiary or otherwise, shall be a breach of this Section 7.2(b) by Parent.

7.3    Directors’ and Officers’ Indemnification and Insurance.

(a)    For six years after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Target, any Subsidiary or the trustee of Nuevo Financing I, a Delaware business trust (each an “Indemnified Party”), who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, or investigative (a “proceeding”) against all losses, damages, liabilities, fees and expenses (including reasonable fees and disbursements of counsel and experts and judgments, fines, losses, claims, liabilities and amounts paid in settlement (provided that any such settlement is effected with the prior written consent of Parent, which will not be unreasonably withheld)) actually and reasonably incurred by the Indemnified Party because the Indemnified Party is or was a director or officer of Target pertaining to any act or omission existing or occurring at or prior to the Effective Time including any act or omission relating to this Agreement or the Transactions (the “Indemnified Liabilities”) to the full extent permitted under Delaware law or the Surviving Corporation’s certificate of incorporation and bylaws. If an Indemnified Party makes or asserts any claim for Indemnified Liabilities, any determination required to be made with respect to whether an Indemnified Party’s conduct complies with the standards set forth under the DGCL shall be made by independent counsel mutually acceptable to the Surviving Corporation and the Indemnified Party; and provided, further, that nothing herein shall impair any rights or obligations of any Indemnified Party. If any claim or claims are brought against any Indemnified Party (whether arising before or after the Effective Time), such Indemnified Party may select counsel for the defense of such claim, which counsel shall be reasonably acceptable to Target (if selected before the Effective Time) and the Surviving Corporation (if selected after the Effective Time).

(b)    The Surviving Corporation shall promptly advance all reasonable out-of-pocket expenses of each Indemnified Party in connection with any such action or proceeding described above, as such expenses are incurred, to the fullest extent permitted by the DGCL, subject to the receipt by the Surviving Corporation of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Surviving Corporation.

(c)    The Surviving Corporation shall maintain Target’s existing officers’ and directors’ liability insurance policy (“D&O Insurance”) for a period of at least six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided, that the Surviving Corporation may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers; provided further, that the aggregate amount of premiums to be paid with respect to the maintenance of such D&O Insurance for such six-year period shall not exceed $2,000,000.

7.4    Further Assurances.    Each party shall use commercially reasonable efforts to obtain all consents and approvals and to do all other things necessary for the consummation of the Transactions. The parties shall take such further action to deliver or cause to be delivered to each other at the Closing and at such other times thereafter as shall be reasonably agreed by such parties such additional agreements or instruments as any of them may reasonably request for the purpose of carrying out this Agreement and the Transactions. The parties shall afford each other access to all information, documents, records and personnel who may be necessary for any party to comply with laws or regulations (including the filing and payment of taxes and handling tax audits), to fulfill its obligations with respect to indemnification hereunder or to defend itself against suits or claims of others. Parent and Target shall duly preserve all files, records or any similar items of Parent or Target received or obtained as a result of the Transactions with the same care and for the same period of time as it would preserve its own similar assets.

7.5    Expenses.

(a)    Except as provided in Sections 10.2(b), 10.2(c) and 7.19, each party shall bear solely and entirely, all Expenses (as defined below) that they incur; provided, however, that if this Agreement is terminated for any reason, then the allocable share of the Parent Parties and Target for all Expenses (including any fees and expenses of accountants, experts, and consultants, but excluding the fees and expenses of legal counsel and investment bankers) related to preparing, printing, filing and mailing the Registration Statement, the Proxy/Prospectus and all SEC and other regulatory filing fees incurred in connection with the Registration Statement, Proxy/Prospectus and HSR shall be allocated one-half each.

(b)    “Expenses” as used in this Agreement shall include all reasonable out-of-pocket expenses (including all reasonable fees and expenses of outside counsel, accountants, financing sources, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the due diligence, authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Registration Statement, the Proxy/Prospectus, the solicitation of stockholder approvals, requisite HSR filings and all other matters related to the consummation of the Transactions (subject to reasonable documentation).

7.6    Cooperation.    Subject to compliance with applicable law, from the date hereof until the Effective Time, each party shall confer on a regular and frequent basis with one or more representatives of the other parties to report operational matters of materiality and the general status of ongoing operations and shall promptly provide the other party or its counsel with copies of all filings made by such party with any Governmental Authority in connection with this Agreement and the Transactions.

7.7    Publicity.    Neither Target, Parent nor any of their respective affiliates shall issue or cause the publication of any press release or other announcement with respect to the Transactions without the prior consultation of the other party, except as may be required by law or by any listing agreement with a national securities exchange, and each party shall use reasonable efforts to provide copies of such release or other announcement to the other party hereto, and give due consideration to such comments as each such other party may have, prior to such release or other announcement.

7.8    Additional Actions.    Subject to the terms and conditions of this Agreement, each party agrees to use commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations, or to remove any injunctions or other impediments or delays, to consummate and make effective the Transactions, subject, however, to the Target Stockholders’ Approval and the Parent Stockholders’ Approval. Parent shall cause the Merger Sub to perform its covenants and agreements under this Agreement and any Ancillary Agreement to which Merger Sub is a party.

7.9    Filings.    Each party shall make all filings such party is required to make in connection herewith or desirable to achieve the purposes contemplated hereby, and shall cooperate as needed with respect to any such filing by any other party.

7.10    Consents.    Each of Parent and Target shall use commercially reasonable efforts to obtain all consents necessary or advisable in connection with its obligations hereunder.

7.11    Certain Parent Board Approvals.    Parent shall use its best efforts to cause its Board of Directors prior to the Effective Time to approve in the form required by Rule 16b-3 under the Exchange Act certain acquisitions of Parent Common Shares pursuant to the Merger, as directed by Target and in form reasonably acceptable to Target.

7.12    Parent Board of Directors.

(a)    Parent shall use its best efforts to cause Robert L. Gerry III and Isaac Arnold, Jr. (the “Director Nominees”) to be elected as members of Parent’s Board of Directors by Parent’s existing Board of Directors simultaneous with Closing, subject to applicable law. Each Director Nominee shall serve as a director for a term expiring at Parent’s next annual meeting of stockholders following the Effective Time and until his successor is elected and qualified. If at any time prior to the Effective Time, any Director Nominee shall be unable to serve as a director at the Effective Time, Target’s Board of Directors or nominating committee shall nominate another individual who is a member of Target’s Board of Directors and is reasonably acceptable to Parent to serve in such individual’s place. Parent shall take such action, including amending its bylaws, as required to cause the number of directors constituting Parent’s Board of Directors immediately after the Effective Time to be increased as necessary to reflect the addition of the Director Nominees.

(b)    The composition of the committees of Parent’s Board of Directors immediately following the Effective Time (including the respective chairmen thereof) shall be as designated at or immediately following the Effective Time in the sole discretion of Parent’s Board of Directors.

7.13    Stockholders’ Meetings.

(a)    Target shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special or annual meeting of its stockholders regardless of whether the Target Board of Directors determines at any time that this Agreement or the Merger is no longer advisable or recommends that the Target Stockholders reject this Agreement or the Merger (the “Target Meeting”) for the purpose of securing the Target Stockholders’ Approval, (ii) distribute to its stockholders the Proxy/Prospectus in accordance with applicable federal and state law and its certificate of incorporation and bylaws, which Proxy/Prospectus shall contain the recommendation of the Target Board of Directors that its stockholders approve this Agreement, and (iii) use commercially reasonable efforts to solicit from its stockholders proxies in favor of approval of this Agreement and to secure the Target Stockholders’ Approval, and (iv) cooperate and consult with Parent with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(a) shall prohibit the Target Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Target stockholders hereunder if such Board of Directors, after consultation with independent legal counsel, determines in good faith that such action is necessary for Target’s Board of Directors to comply with its fiduciary duties under applicable law. Without limiting the generality of the foregoing, Target agrees that its obligations pursuant to this Section 7.3(a) shall not be affected by the commencement, public proposal, public disclosure or communication to the Target or any other person of any Target Acquisition Proposal.

(b)    Parent shall, as promptly as reasonably practicable after the date hereof (i) take all steps reasonably necessary to call, give notice of, convene and hold a special or annual meeting of its stockholders regardless of whether the Parent Board of Directors determines at any time that this Agreement or the Merger is no longer advisable or recommends that the Parent Stockholders reject this Agreement or the Merger (the “Parent Meeting”) for the purpose of securing the Parent Stockholders’ Approval, (ii) distribute to its stockholders the Proxy/Prospectus in accordance with applicable federal and state law and its certificate of incorporation and bylaws, which Proxy/Prospectus shall contain the recommendation of the Parent Board of Directors that its stockholders approve this Agreement, (iii) use commercially reasonable efforts to solicit from its stockholders proxies to secure the Parent Stockholders’ Approval, and (iv)

cooperate and consult with Target with respect to each of the foregoing matters; provided, that nothing contained in this Section 7.13(b) shall prohibit the Parent Board of Directors from failing to make or from withdrawing or modifying its recommendation to the Parent stockholders hereunder if Parent’s Board of Directors, after consultation with independent legal counsel, determines in good faith that such action is necessary for such Board of Directors to comply with its fiduciary duties under applicable law. Without limiting the generality of the foregoing, Parent agrees that its obligations pursuant to this Section 7.13(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Parent or any other person of any Parent Acquisition Proposal.

(c)    Notwithstanding the receipt by Target of a Target Superior Proposal, then, unless Parent terminates this Agreement under Section 10.1(h), prior to the termination of this Agreement taking effect under Section 10.1(h), Target shall be obligated to comply with Section 7.13(a) and the other terms of this Agreement, including by holding the Target Meeting. If (x) a Target Acquisition Proposal shall have been made or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Target Acquisition Proposal, (y) Target’s Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or resolves to do any of the foregoing or Target’s Board of Directors recommends to Target’s stockholders any Target Acquisition Proposal or resolves to do so, and (z) the Target Stockholders’ Approval is not secured at such meeting, then at such time this Agreement shall be deemed to be terminated by Target under Section 10.1(h), Target shall pay to Parent the Termination Fee and the Expenses of Parent up to the Target Expense Cap as provided in Section 10.2. Target acknowledges and agrees that Parent would be damaged irreparably if any provision of this Section 7.13(c) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, Target agrees that Parent will be entitled to an injunction or injunctions to prevent breaches of this Section 7.13(c) and to enforce specifically this Agreement and its terms and provisions in any action or proceeding instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which Parent may be entitled, at law or in equity.

(d)    Notwithstanding the receipt by Parent of a Parent Superior Proposal, then, unless Target terminates this Agreement under Section 10.1(j), prior to the termination of this Agreement taking effect under Section 10.1(j), Parent shall be obligated to comply with Section 7.13(b) and the other terms of this Agreement, including by holding the Parent Meeting. If (x) a Parent Acquisition Proposal shall have been made or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Parent Acquisition Proposal, (y) Parent’s Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Target or resolves to do any of the foregoing or Parent’s Board of Directors recommends to Parent’s stockholders any Parent Acquisition Proposal or resolves to do so, and (z) the Parent Stockholders’ Approval is not secured at such meeting, then at such time this Agreement shall be deemed to be terminated by Parent under Section 10.1(j), Parent shall pay to Target the Termination Fee and the Expenses of Target up to the Parent Expense Cap as provided in Section 10.2. Parent acknowledges and agrees that Target would be damaged irreparably if any provision of this Section 7.13(d) is not performed in accordance with its specific terms or is otherwise breached. Accordingly, Parent agrees that Target will be entitled to an injunction or injunctions to prevent breaches of this Section 7.13(d) and to enforce specifically this Agreement and its terms and provisions in any action or proceeding instituted in any court of the United States or any state thereof having jurisdiction over the parties and the matter, in addition to any other remedy to which Target may be entitled, at law or in equity.

7.14    Preparation of the Proxy/Prospectus and Registration Statement.

(a)    Parent and Target shall promptly prepare and file with the SEC a preliminary version of the Proxy/Prospectus and will use commercially reasonable efforts to respond to the comments of the SEC in connection therewith and to furnish all information required to prepare the definitive Proxy/Prospectus. In addition to the matters requiring Parent stockholder approval pursuant to Section 5.19, Parent may also include in the Proxy/Prospectus a proposal for Parent’s stockholders to approve an amendment to its certificate of incorporation to increase the number of Parent Common Shares authorized for issuance under its certificate of incorporation to 150,000,000 shares. At any time from (and including) the initial filing with the SEC of the Proxy/Prospectus, Parent shall file with the SEC the Registration Statement containing the Proxy/Prospectus so long as Parent shall have provided to Target a copy of the Registration Statement containing the Proxy/Prospectus at least ten days prior to any filing thereof and any supplement or amendment at least two days prior to any filing thereof. Subject to the foregoing sentence, Parent and Target shall jointly determine the date that the Registration Statement is filed with the SEC. Parent and Target shall use commercially reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. Parent shall also take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any jurisdiction) required to be taken under any applicable state securities laws in connection with the issuance of Parent Common Shares in the Merger and Target shall furnish all information concerning Target and the holders of shares of Target capital stock as may be reasonably requested in connection with any such action. Promptly after the effectiveness of the Registration Statement, Parent and Target shall cause the Proxy/Prospectus to be mailed to their respective stockholders, and if necessary, after the definitive Proxy/Prospectus has been mailed, promptly circulate amended, supplemented or supplemental proxy materials and, if required in connection therewith, re-solicit proxies or written consents, as applicable. If at any time prior to the Effective Time, the officers and directors of Parent or Target discover any statement which, in light of the circumstances to which it is made, is false or misleading with respect to a material fact or omits to state a material fact necessary to make the statement made in the proxy/prospectus not misleading, then such party shall immediately notify the other party of such misstatements or omissions. Parent shall advise Target and Target shall advise Parent, as applicable, promptly after it receives notice thereof, of the time when the Registration Statement becomes effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Shares for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

(b)    Following receipt by PricewaterhouseCoopers LLP, Parent’s independent auditors, of an appropriate request from Target pursuant to SAS No. 72, Parent shall use commercially reasonable efforts to cause to be delivered to Target a letter of PricewaterhouseCoopers LLP, dated a date within two business days before the effective date of the Registration Statement, and addressed to Target, in form and substance reasonably satisfactory to Target and customary in scope and substance for “cold comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy/Prospectus.

(c)    Following receipt by KPMG LLP, Target’s independent auditors, of an appropriate request from Parent pursuant to SAS No. 72, Target shall use commercially reasonable efforts to cause to be delivered to Parent a letter of KPMG LLP, dated a date within two business days before the Effective Date of the Registration Statement, and addressed to Parent, in form and substance satisfactory to Parent and customary in scope and substance for “cold comfort” letters delivered by independent public accountants in connection with registration statements and proxy statements similar to the Proxy/Prospectus.

7.15    Stock Exchange Listing.    Parent shall use commercially reasonable efforts to cause the Parent Common Shares to be issued in the Merger and to be issued upon the exercise of options to purchase Parent Common Shares or upon conversion of the Debentures (including by way of exchange of TECONS for Debentures and thereupon the conversion of such Debentures) to be approved and admitted for listing on the New York Stock Exchange at least ten consecutive trading days prior to the Effective Time, subject to official notice of issuance.

7.16    Employee Matters.

(a)    Subsequent to the Effective Time, Parent shall perform or cause Target to perform the obligations of Target under the severance agreements and severance plans to which Target is a party or subject and which are set forth in Section 4.11(e) of the Target Disclosure Schedule.

(b)    To the extent service is relevant for purposes of eligibility, participation or vesting (but not the accrual of benefits) under any employee benefit plan, program or arrangement established or maintained by Parent in which Business Employees may participate, such Business Employees shall be credited for service accrued as of the Effective Time with Target and its Subsidiaries to the extent such service was credited under a similar plan, program or arrangement of Target.

(c)    To the extent Business Employees and their dependents enroll in any health plan sponsored by Parent, Parent shall waive any preexisting condition limitation applicable to such Business Employees to the extent that the employee’s or dependent’s condition would not have operated as a preexisting condition under the group health plan maintained by Target. In addition, Parent shall cause such health plans (i) to waive all preexisting condition exclusions and waiting periods otherwise applicable to Business Employees and their dependents, other than exclusions or waiting periods that are in effect with respect to such individuals as of the Effective Time to the extent not satisfied, under the corresponding benefit plans of Target, and (ii) to provide each Business Employee and his or her dependents with corresponding credit for any co-payments and deductibles paid by them under the corresponding benefit plans of Target during the portion of the respective plan year prior to the Effective Time.

(d)    With respect to the 401(k) accounts of those Business Employees who become eligible to participate in Parent’s 401(k) Plan after the Effective Time, Parent agrees to take one or more of the following actions: (i) to establish an arrangement under which such Business Employees are provided with payroll withholding for purposes of repaying any loan that is outstanding under Target’s 401(k) Plan as of the Effective Time, (ii) to permit such Business Employees to voluntarily transfer or rollover their accounts (including loans) from Target’s 401(k) Plan to Parent’s 401(k) Plan; or (iii) to cause Parent’s 401(k) Plan to accept a direct trustee-to-trustee transfer of assets from Target’s 401(k) Plan into Parent’s 401(k) Plan, including any outstanding loans, on behalf of such Business Employees. Parent and Target agree that they shall take all actions necessary, including the amendment of their respective plans, to effect the actions selected by Parent under the preceding sentence.

(e)    With respect to any Business Employees who become employed by Parent after the Effective Time, Parent will permit such Business Employees to schedule and take vacation days that have accrued prior to the Effective Time with pay through December 31, 2004, and Parent shall give service credit for purposes of determining post Effective Time vacation, sick leave and any other paid time off entitlements that Parent provides to its employees generally.

(f)    At the Effective Time, Target will freeze the accrual of benefits under Target’s Deferred Compensation Plan.

(g)    Target and Parent shall cooperate with each other in all reasonable respects relating to any actions to be taken pursuant to this Section 7.16.

For purposes of this Section 7.16, a “Business Employee” shall mean an individual who is employed by Target prior to the Effective Time and who thereafter remains or becomes an employee of Parent or a Subsidiary of Parent.

7.17    Notice of Certain Events.    Each party to this Agreement shall promptly as reasonably practicable notify the other parties of:

(a)    any notice or other communication from any Person alleging that the consent of such Person (or other Person) is or may be required in connection with the Transactions;

(b)    any notice or other communication from any Governmental Authority in connection with the Transactions;

(c)    any actions, suits, claims, investigations or proceedings commenced or, to the best of its knowledge, threatened against, relating to or involving or otherwise affecting it or any of its Subsidiaries which, if pending on the date hereof, would have been required to have been disclosed pursuant to Sections 4.10, 4.12, 5.10 or 5.12, or which relate to the consummation of the Transactions;

(d)    any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its Subsidiaries subsequent to the date hereof, under any material agreement; and

(e)    any Target Material Adverse Effect or Parent Material Adverse Effect or the occurrence of any event which is reasonably likely to result in a Target Material Adverse Effect or a Parent Material Adverse Effect, as the case may be.

7.18    Matters Relating to TECONS Documents.

(a)    In accordance with Sections 1405 and 1409 of the Base Indenture and Sections 7.3 and 7.5 of the Supplemental Indenture, Target shall deliver written notice to the holders of the Debentures and TECONS and the related Debenture trustee at least 20 calendar days prior to the Effective Time and a certified public accountant’s certificate to the Debenture trustee prior to the Effective Time, in each case in a form reasonably acceptable to Parent, including a statement acknowledging and describing the adjustments to become effective at the Effective Date in the amount and type of securities into which the TECONS and the Debentures are convertible as set forth in Section 3.1(c) herein. In addition, at or prior to the Effective Time, (i) Parent shall deliver to the Debentures trustee the supplemental indenture executed by Parent required by Sections 801 and 1409 of the Base Indenture and Section 7.4 of the Supplemental Indenture; (ii) Target shall deliver to the Debentures trustee (A) the Opinion of Counsel with respect to such supplemental indenture required by Section 903 of the Base Indenture; and (B) the Officer’s Certificate and Opinion of Counsel required by Section 801(3) of the Base Indenture; and (iii) Target shall deliver to the Regular Trustees under the Declaration of Trust and the Parent the opinion of counsel required under Section 9.01(c) of the Declaration of Trust with respect to the registration of transfer from Target to Parent of the certificates evidencing the Common Securities issued under the Declaration of Trust.

(b)    Parent shall cause for the ten consecutive trading days immediately prior to the Effective Time, all of the Parent Common Shares to be issued in the Merger and to be issued upon the exercise of options to purchase Parent Common Shares or upon conversion of the Debentures (including by way of exchange of TECONS for Debentures and thereupon the conversion of such Debenture) to have been admitted for listing or admitted for listing subject to notice of issuance on a national securities exchange, and Target shall deliver to Parent prior to the Effective Time written evidence that the Board of Directors of Target has made a good faith determination that more than 50% of the value of the Merger Consideration consists of Parent Common Shares so admitted for such period.

7.19    Site Inspections.    Subject to compliance with applicable law, from the date hereof until the Effective Time, each party may undertake (at that party’s sole cost and expense) a reasonable environmental and operational assessment or assessments (an “Assessment”) of the other party’s operations, business and/or properties that are the subject of this Agreement. An Assessment may include a review of permits, files and records including, but not limited to, environmental investigations, audits, assessments, studies, testing and management plans and systems, as well as visual and physical inspections and testing. An Assessment will not include any soil borings, groundwater or any other “Phase II” testing without the consent of the party whose operations, business or property is the subject of such Assessment (the “Inspected Party”) (such consent not to be unreasonably withheld, conditioned or delayed). Before conducting an Assessment, the party intending to conduct such Assessment (the “Inspecting Party”) shall confer with the Inspected Party regarding the nature, scope and scheduling of such Assessment, and shall comply with such conditions as the Inspected Party may reasonably impose to (i) avoid interference with the Inspected Party’s operations or business; (ii) require Inspecting Party’s representatives responsible for performing the Assessment to maintain insurance coverage as required by the Inspected Party; (iii) keep the Inspected Party’s property free and clear of any liens arising out of any entry onto or inspection of the subject property; and (iv) provide indemnification by the Inspecting Party in favor of the Inspected Party to indemnify the Inspected Party from the Inspecting Party’s negligence in conducting such Assessment. The Inspected Party shall cooperate in good faith with the Inspecting Party’s effort to conduct an Assessment.

7.20    Affiliate Agreements; Tax Treatment.

(a)    Target shall identify in a letter to Parent all Persons who are, on the date hereof, “affiliates” of Target, as such term is used in Rule 145 under the Securities Act. Target shall use commercially reasonable efforts to cause its respective affiliates to deliver to Parent not later than 10 days prior to the date of the Parent Meeting, a written agreement substantially in the form attached as Exhibit 7.20, and shall use commercially reasonable efforts to cause Persons who become “affiliates” after such date but prior to the Closing Date to execute and deliver agreements at least 5 days prior to the Closing Date.

(b)    Each party shall use commercially reasonable efforts to cause the Merger to qualify, and shall not take, and shall use commercially reasonable efforts to prevent any subsidiary of such party from taking, any actions which could prevent the Merger from qualifying, as a reorganization under the provisions of Section 368(a) of the Code.

7.21    Stockholder Litigation.    Each of Parent and Target shall give the other the reasonable opportunity to participate in the defense of any litigation against Parent or Target, as applicable, and its directors relating to the Transactions.

7.22    Indenture Matters.    Parent and Target shall, and shall cause their respective Subsidiaries to, take all actions that are necessary or appropriate (as mutually agreed by Parent and Target) for Parent, Target and certain of their Subsidiaries, as applicable, to assume, guarantee or modify as appropriate the agreements governing the outstanding publicly held debt securities of Parent referred to in the Parent SEC Reports to avoid defaults thereunder. In particular, at or prior to the Effective Time, (i) Parent shall deliver to the trustee for Target’s 9 3/8% Senior Subordinated Notes due 2010 the supplemental indenture executed by Parent required by Section 8.1(a) of the related indenture, together with the Officers’ Certificate and Opinion of Counsel required by Sections 8.1(g) and 9.3 of such indenture; and (ii) Parent shall deliver to the trustee for Parent’s 8 3/4% Senior Subordinated Notes due 2012 the supplemental indenture executed by Parent required by Section 4.1 of the related indenture, together with the Officers’ Certificate and Opinion of Counsel required by Sections 4.1 and 9.6 of such indenture. For purposes of enabling Parent to comply with its obligations specified in clauses (i) and (ii) above, at or prior to the Effective Time, Target shall deliver to Parent, for redelivery to such respective trustees, an Opinion of Counsel, in form reasonably satisfactory to such trustees, to the effect that immediately prior to Effective Time no Default or Event of Default has occurred and is continuing under the indenture for the Target’s 9 3/8% Senior Subordinated Notes due 2010.

7.23    Parent Rights Plan.    Notwithstanding anything in this Agreement to the contrary, nothing in this Agreement shall prevent Parent’s Board of Directors from adopting a stockholder rights or similar agreement or plan to improve the ability of Parent’s Board of Directors to protect the interests of Parent and its stockholders in the event of a Parent Acquisition Proposal.

7.24    No Triggering Event.    Parent and Target will use their best efforts to cooperate with each other and comply with any reasonable request to ensure that the transactions contemplated by this Agreement do not constitute a Triggering Event under the Tax Agreement or the Treasury Regulations promulgated under Section 1503 of the Code.

7.25    Cancellation of Treasury Shares.    As soon as reasonably practicable after the date hereof, and in any event no later than February 27, 2004, Target shall cause all Target Common Shares that are held in Target’s treasury to be canceled and such shares shall cease to be outstanding.

ARTICLE VIII

CONDITIONS TO CONSUMMATION OF THE MERGER

8.1    Conditions to the Obligation of Each Party.    The respective obligations of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a)    The Target Stockholders’ Approval and the Parent Stockholders’ Approval must have been obtained.

(b)    No action, suit or proceeding instituted by any Governmental Authority may be pending and no statute, rule, order, decree or regulation and no injunction, order, decree or judgment of any court or Governmental Authority of competent jurisdiction may be in effect, in each case which would prohibit, restrain, enjoin or restrict the consummation of the Transactions; provided, however, that the party seeking to terminate this Agreement pursuant to this subsection (b) must have used all reasonable best efforts to prevent the entry of such injunction or other order.

(c)    The Registration Statement must have become effective in accordance with the provisions of the Securities Act and no stop order suspending the effectiveness of the Registration Statement may be in effect and no proceeding for such purpose may be pending before or threatened by the SEC.

(d)    Each of Target and Parent must have obtained all material permits, authorizations, consents, or approvals required to consummate the Transactions.

(e)    The Parent Common Shares to be issued in the Merger and to be issued upon the exercise of options to purchase Parent Common Shares or upon conversion of the Debentures (including by way of exchange of TECONS for Debentures and thereupon the conversion of such Debentures) must have been approved and admitted for listing on the New York Stock Exchange, subject to official notice of issuance for the ten consecutive trading days prior to the Effective Time.

(f)    Any applicable waiting period under the HSR Act must have expired or been terminated.

8.2    Conditions to the Obligations of Parent.    The obligation of Parent to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Target must have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Target contained in this Agreement, to the extent qualified with respect to materiality must be true and correct in all respects, and to the extent not so qualified must be true and correct in all material respects, in each case as of the date hereof and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Target Disclosure Schedule or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date hereof or some other date shall be determined as of such date, and Parent must have received a certificate of the Chief Executive Officer and Chief Financial Officer of Target as to the satisfaction of this condition.

(b)    From the date hereof through the Effective Time, there must not have occurred any change in the financial condition, business or operations of Target, that would constitute a Target Material Adverse Effect.

(c)    Target must have delivered to its counsel, Parent and Parent’s counsel a certificate signed on behalf of Target by a duly authorized officer of Target certifying the representations set forth in Section 4.24 (the “Target Tax Certificate”).

(d)    Parent must have received an opinion from Akin Gump Strauss Hauer & Feld LLP prior to the effectiveness of the Registration Statement and also as of the Effective Time to the effect that (i) the Merger constitutes a reorganization under Section 368(a) of the Code, (ii) Parent and Target shall each be a party to that reorganization, and (iii) no gain or loss shall be recognized by Parent or Target because of the Merger (including any gain or loss resulting from any transaction described in Section 5.9 of the Parent Disclosure Schedule); provided, however, that if counsel to Parent shall not render such opinion, this condition shall nonetheless be deemed satisfied if counsel to Target shall render such opinion to Parent; provided further, that in rendering such opinion, such counsel may rely upon the Parent Tax Certificate and the Target Tax Certificate.

(e)    Each consent, waiver and approval set forth in Sections 4.4(b) and 4.4(c) of the Target Disclosure Schedule must have been obtained, and Target must have provided Parent with copies thereof.

(f)    Parent must have received a “cold comfort” letter from KPMG LLP in the form contemplated by Section 7.14(c).

8.3    Conditions to the Obligations of Target.    The obligation of Target to effect the Merger is subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a)    Parent must have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time and the representations and warranties of Parent contained in this Agreement, to the extent qualified with respect to materiality must be true and correct in all respects, and to the extent not so qualified must be true and correct in all material respects, in each case as of the date hereof and at and as of the Effective Time as if made at and as of such time, except as expressly contemplated by the Parent Disclosure Schedule or this Agreement and except that the accuracy of representations and warranties that by their terms speak as of the date hereof or some other date shall be determined as of such date, and Target must have received a certificate of the Chief Executive Officer and Chief Financial Officer of Parent as to the satisfaction of this condition.

(b)    From the date hereof through the Effective Time, there must not have occurred any change in the financial condition, business or operations of Parent that would constitute a Parent Material Adverse Effect.

(c)    Parent must have delivered to its counsel, Target and Target’s counsel a certificate signed on behalf of Parent by a duly authorized officer of Parent certifying the representations set forth in Section 5.24 (the “Parent Tax Certificate”).

(d)    Target must have received an opinion from Haynes and Boone, LLP prior to the effectiveness of the Registration Statement and also as of the Effective Time to the effect that (i) the Merger constitutes a reorganization under Section 368(a) of the Code, (ii) Target and Parent shall each be a party to that reorganization, and (iii) no gain or loss shall be recognized by the Target stockholders upon the receipt of Parent Common Shares in exchange for Target Common Shares pursuant to the Merger except with respect to any cash received in lieu of fractional share interests; provided, however, that if counsel to Target shall not render such opinion, this condition shall nonetheless be deemed satisfied if counsel to Parent shall render such opinion to Target; provided further, that in rendering such opinion, such counsel may rely upon the Parent Tax Certificate and the Target Tax Certificate.

(e)    Each consent, waiver and approval set forth in Sections 5.4(b) and 5.4(c) of the Parent Disclosure Schedule must have been obtained, and Parent must have provided Target with copies thereof.

(f)    Target must have received a “cold comfort” letter from PricewaterhouseCoopers LLP in the form contemplated by Section 7.14(b).

(g)    Prior to or simultaneous with the Effective Time, all indebtedness under Target’s credit facility shall have been repaid or refinanced, or Target shall have received consent under such credit facility to enter into this Agreement.

ARTICLE IX

SURVIVAL

9.1    Survival of Representations and Warranties.    The representations and warranties of the parties contained in this Agreement shall not survive the Effective Time.

9.2    Survival of Covenants and Agreements.    The covenants and agreements of the parties to be performed after the Effective Time contained in this Agreement shall survive the Effective Time.

ARTICLE X

TERMINATION, AMENDMENT AND WAIVER

10.1    Termination.    This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval by the stockholders of Target or Parent:

(a)    by the mutual written consent of Parent and Target;

(b)    by either Parent or Target if the Effective Time has not occurred on or before September 30, 2004 (the “Termination Date”), provided that the party seeking to terminate this Agreement pursuant to this Section 10.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger on or before the Termination Date;

(c)    by Target if there has been a material breach by Parent of any representation, warranty, covenant or agreement set forth in this Agreement which breach (if susceptible to cure) has not been cured in all material respects within 20 business days following receipt by Parent of notice of such breach (a “Parent Breach”);

(d)    by Parent, if there has been a material breach by Target of any representation, warranty, covenant or agreement set forth in this Agreement which breach (if susceptible to cure) has not been cured in all material respects within 20 business days following receipt by Target of notice of such breach (a “Target Breach”);

(e)    by either Target or Parent, if any applicable law, rule or regulation that makes consummation of the Merger illegal is extant or if any judgment, injunction, order or decree of a court or other Governmental Authority of competent jurisdiction restrains or prohibits the consummation of the Merger, and such judgment, injunction, order or decree becomes final and nonappealable;

(f)    by either Target or Parent, if either of the stockholder approvals referred to in Section 7.13 is not obtained because of the failure to obtain the Target Stockholders’ Approval or the Parent Stockholders’ Approval upon a vote at a duly held meeting of stockholders or at any adjournment or postponement thereof;

(g)    by Parent, if (i) Target’s Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Parent or resolves to do any of the foregoing or Target’s Board of Directors recommends to Target’s stockholders any Target Acquisition Proposal or resolves to do so; (ii) a tender offer or exchange offer for outstanding shares of Target’s capital stock then representing 30% or more of the combined power to vote generally for the election of directors is commenced, and Target’s Board of Directors does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer; or (iii) Target shall have breached any of its obligations under or restrictions of Section 7.2(a);

(h)    by Parent, or, following the Target Meeting and subject to Section 7.13(c), Target, if Target accepts a Target Superior Proposal. For this Agreement, “Target Superior Proposal” means a bona fide written Target Acquisition Proposal not solicited by or on behalf of Target made by a third party and in accordance with and while Target has not breached Section 7.2(a) that if consummated would result in such third party (or in the case of a direct merger between such third party and Target, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of Target Common Shares or all or substantially all the assets of Target and the Target Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities that Target’s Board of Directors in good faith determines, after consultation with its financial advisors and its outside legal counsel, is reasonably likely to be consummated taking into account the Person making such Target Acquisition Proposal and all legal, financial, regulatory and other relevant aspects of such Target Acquisition Proposal, and Target’s Board of Directors in good faith determines, after consultation with its financial advisors and its outside legal counsel, that such Target Acquisition Proposal would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of Target Common Shares than the Transactions; provided, however, that Target may not terminate this Agreement under this Section 10.1(h) unless it pays the Termination Fee plus Parent’s Expenses up to the Target Expense Cap and has used commercially reasonable efforts to provide Parent with five business days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the terms and conditions of such Target Acquisition Proposal; provided further, that prior to any such termination, Target shall and shall direct its respective financial and legal advisors to negotiate in good faith with Parent to make such adjustments in the terms and conditions of this Agreement as would result, in the opinion of Target’s Board of Directors, after consultation with its financial advisors and outside legal counsel, in a revised Parent proposal that is reasonably capable of being completed, and, if consummated, may reasonably be expected to result in a transaction that is at least as favorable from a financial point of view to the holders of Target Common Shares as the Target Superior Proposal; and provided that a Target Acquisition Proposal accepted by Target shall not be subject to any financing contingencies.

(i)    by Target, if (i) Parent’s Board of Directors withdraws, modifies or changes its recommendation of this Agreement or the Merger in a manner adverse to Target or resolves to do any of the foregoing or Parent’s Board of Directors recommends to Parent’s stockholders any Parent Acquisition Proposal or resolves to do so; (ii) a tender offer or exchange offer for outstanding shares of Parent’s capital stock then representing 30% or more of the combined power to vote generally for the election of directors is commenced, and Parent’s Board of Directors does not, within the applicable period required by law, recommend that stockholders not tender their shares into such tender or exchange offer; or (iii) Parent shall have breached any of its obligations under or restrictions of Section 7.2(b); or

(j)    by Target, or, following the Parent Meeting and subject to Section 7.13(d), Parent, if Parent accepts a Parent Superior Proposal. For this Agreement, “Parent Superior Proposal” means a bona fide written Parent Acquisition Proposal not solicited by or on behalf of Parent made by a third party and in accordance with and while Parent has not breached Section 7.2(b) that if consummated would result in such third party (or in the case of a direct merger between such third party and Parent, the stockholders of such third party) acquiring, directly or indirectly, more than 50% of the voting power of Parent Common Shares or all or substantially all the assets of Parent and the Parent Subsidiaries, taken as a whole, for consideration consisting of cash and/or securities that Parent’s Board of Directors in good faith determines, after consultation with its financial advisors and its outside legal counsel, is reasonably likely to be consummated taking into account the Person making such Parent Acquisition Proposal and all legal, financial, regulatory and other relevant aspects of such Parent Acquisition Proposal, and Parent’s Board of Directors in good faith determines, after consultation with its financial advisors and its outside legal counsel, that such Parent Acquisition Proposal would, if consummated, result in a transaction that is more favorable from a financial point of view to the holders of Parent Common Shares than the Transactions; provided, however, that Parent may not terminate this Agreement under this Section 10.1(j) unless it pays the Termination Fee plus Target’s Expenses up to the Parent Expense Cap and has used commercially reasonable efforts to provide Target with five business days prior written notice of its intent to so terminate this Agreement together with a detailed summary of the terms and conditions of such Parent Acquisition Proposal; provided further, that prior to any such termination, Parent shall and shall direct its respective financial and legal advisors to negotiate in good faith with Target to make such adjustments in the terms and conditions of this Agreement as would result, in the opinion of Parent’s Board of Directors, after consultation with its financial advisors and outside legal counsel, in a revised Target proposal that is reasonably capable of being completed, and, if consummated, may reasonably be expected to result in a transaction that is at least as favorable from a financial point of view to the holders of Parent Common Shares as the Parent Superior Proposal; and provided that a Parent Acquisition Proposal accepted by Parent shall not be subject to any financing contingencies.

10.2    Effect of Termination.

(a)    If this Agreement is terminated and the Merger is abandoned under this Article X, all obligations of the parties shall terminate, except the parties’ obligations pursuant to this Section 10.2 and except for Sections 7.5, 7.7, 9.1, 9.2, Article XI and the last two sentences of Section 7.1, provided that nothing herein shall relieve any party from liability for any breaches hereof.

(b)    Termination by Parent.

(i)    If Parent terminates this Agreement under (x) Section 10.1(d) (Target Breach) or (y) Section 10.1(b) (Effective Time has not occurred on or prior to Termination Date) at a time that a Target Breach exists, and in each case, within twelve months after such termination of this Agreement:

(A)    a transaction is consummated, which transaction, if offered or proposed, would constitute a Target Acquisition Proposal,

(B)    a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies) that would if consummated constitute a Target Acquisition Proposal is entered into or

(C)    (X) any Person acquires beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of Target then representing 50% or more of the combined power to vote generally for the election of directors, and (Y) Target’s Board of Directors has taken any action for the benefit of such person, that facilitates the acquisition by such person or group of such beneficial ownership, then Target shall promptly (and no later than one business day after the first to occur of any of clauses (A)-(C) above) pay to Parent a termination fee of $10 million (the “Target Termination Fee”), plus Parent’s Expenses up to $2 million (the “Target Expense Cap”).

(ii)     If (x) Parent terminates this Agreement under Section 10.1(g) (change of recommendation; recommendation of Target Acquisition Proposal; failure to reject; breach of Sections 7.2(a)) and at the date of termination Target does not have the right to terminate this Agreement under Section 10.1(b), (c), (e) or (f) or (y) Target or Parent terminates this Agreement pursuant to Section 10.1(h) (Target Superior Proposal), Target shall promptly (and in any event no later than one business day after such termination) pay to Parent the Termination Fee plus Parent’s Expenses up to the Target Expense Cap.

(ii)    If (x) a Target Acquisition Proposal shall have been made or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Target Acquisition Proposal and (y) within twelve months after termination of this Agreement Target or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Target Acquisition Proposal, then Target shall promptly (and in any event within one business day after entering into such agreement or consummating a Target Acquisition Proposal), pay Parent an amount equal to the Target Termination Fee plus Parent’s Expenses up to the Target Expense Cap.

For purposes of Section 10.2(b), a Target Acquisition Proposal shall not include (i) the disposition of (x) Target’s Oil and Gas Interests in the Congo or offshore the coast of California or (y) other Oil and Gas

Interests of Target which in the aggregate represent not more than 10% of the revenue, operating income, EBITDA or assets of Target and its Subsidiaries, taken as a whole or (ii) the acquisition by Target or any of its Subsidiaries of assets or businesses in one transaction or a series of related transactions for not more than 20% of the outstanding Target Common Shares.

(c)    Termination by Target.

(i)    If Target terminates this Agreement under (x) Section 10.1(c) (Parent Breach) or (y) Section 10.1(b) (Effective Time has not occurred on or prior to Termination Date) at a time that a Parent Breach exists, and in each case, within twelve months after such termination of this Agreement:

(A)    a transaction is consummated, which transaction, if offered or proposed, would constitute a Parent Acquisition Proposal,

(B)    a definitive agreement (the execution and delivery of which has been authorized by the boards of directors, or comparable bodies) that would if consummated constitute a Parent Acquisition Proposal is entered into or

(C)    (X) any Person acquires beneficial ownership or the right to acquire beneficial ownership of, or any “group” (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated hereunder), shall have been formed that beneficially owns, or has the right to acquire beneficial ownership of, outstanding shares of capital stock of Parent then representing 50% or more of the combined power to vote generally for the election of directors, and (Y) Parent’s Board of Directors has taken any action for the benefit of such person, that facilitates the acquisition by such person or group of such beneficial ownership, then Parent shall promptly (and no later than one business day after the first to occur of any of clauses (A)-(C) above) pay to Target a termination fee of $10 million (the “Parent Termination Fee”), plus Target’s Expenses up to $2 million (the “Parent Expense Cap”).

(ii)     If (x) Target terminates this Agreement under Section 10.1(i) (change of recommendation; recommendation of Parent Acquisition Proposal; failure to reject; breach of Sections 7.2(b)) and at the date of termination Parent does not have the right to terminate this Agreement under Section 10.1(b), (d), (e) or (f) or (y) Parent or Target terminates this Agreement pursuant to Section 10.1(j) (Parent Superior Proposal), Parent shall promptly (and in any event no later than one business day after such termination) pay to Target the Parent Termination Fee plus Target’s Expenses up to the Parent Expense Cap.

(iii)    If (x) a Parent Acquisition Proposal shall have been made or shall have otherwise become publicly known or any Person shall have publicly announced an intention (whether or not conditional) to make a Parent Acquisition Proposal and (y) within twelve months after termination of this Agreement Parent or any of its Subsidiaries enters into a definitive agreement with respect to, or consummates, any Parent Acquisition Proposal, then Parent shall promptly (and in any event within one business day after entering into such agreement or consummating a Parent Acquisition Proposal), pay Target an amount equal to the Termination Fee plus Target’s Expenses up to the Parent Expense Cap.

For purposes of Section 10.2(c), a Parent Acquisition Proposal shall not include (i) the disposition of (x) Parent’s Oil and Gas Interests in Mt. Poso, Arroyo Grande or the Illinois Basin or (y) other Oil and Gas Interests of Parent which in the aggregate represent not more than 10% of the revenue, operating income, EBITDA or assets of Parent and its Subsidiaries, taken as a whole or (ii) the acquisition by Parent or any of its Subsidiaries of assets or businesses in one transaction or a series of related transactions for not more than 20% of the outstanding Parent Common Shares.

ARTICLE XI

MISCELLANEOUS

11.1    Notices.    All notices or communications hereunder shall be in writing (including facsimile or similar writing) addressed as follows:

To Parent:

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

Attention: James C. Flores

Telephone: (832) 239-6000

Facsimile: (832) 236-6200

With a copy (which shall not constitute notice) to:

Akin Gump Strauss Hauer & Feld LLP

1900 Pennzoil Place, South Tower

711 Louisiana Street

Houston, Texas 77002

(or, on or after March 26, 2004:

1111 Louisiana Street, 44th Floor

Houston, Texas 77002)

Attention: Michael E. Dillard, P.C.

Telephone: (713) 220-5800

Facsimile: (713) 236-0822

To Target:

Nuevo Energy Company

1021 Main Street, Suite 2100

Houston, Texas 77002

Attention: James L. Payne

Telephone: (713) 652-0706

Facsimile: (713) 374-4899

With a copy (which shall not constitute notice) to:

Haynes and Boone, LLP

1000 Louisiana Street, Suite 4300

Houston, Texas 77002

Attention: George G. Young III

Any such notice or communication shall be deemed given (i) when made, if made by hand delivery, and upon confirmation of receipt, if made by facsimile, (ii) one business day after being deposited with a next-day courier, postage prepaid, or (iii) three business days after being sent certified or registered mail, return receipt requested, postage prepaid, in each case addressed as above (or to such other address as such party may designate in writing from time to time).

11.2    Severability.    If any provision of this Agreement shall be declared to be invalid or unenforceable, in whole or in part, such invalidity or unenforceability shall not affect the remaining provisions hereof which shall remain in full force and effect.

11.3    Assignment.    This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and assigns; provided, however, that neither this

Agreement nor any rights hereunder shall be assignable or otherwise subject to hypothecation and any assignment in violation hereof shall be null and void.

11.4    Interpretation.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

11.5    Counterparts.    This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same Agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to each party.

11.6    Entire Agreement.    This Agreement, all documents contemplated herein or required hereby, and the Confidentiality Agreements represent the entire Agreement of the parties with respect to the subject matter hereof and shall supersede any and all previous contracts, arrangements or understandings between the parties with respect to the subject matter hereof.

11.7    Governing Law.    This Agreement shall be construed, interpreted, and governed in accordance with the laws of the state of Delaware, without reference to rules relating to conflicts of law.

11.8    Submission to Jurisdiction.    Each party to this Agreement submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware in any dispute or action arising out of or relating to this Agreement and agrees that all claims in respect of such dispute or action may be heard and determined in any such court. Each party also agrees not to bring any dispute or action arising out of or relating to this Agreement in any other court. Each party agrees that a final judgment in any dispute or action so brought will be conclusive and may be enforced by dispute or action on the judgment or in any other manner provided at law (common, statutory or other) or in equity. Each party waives any defense of inconvenient forum to the maintenance of any dispute or action so brought and waives any bond, surety, or other security that might be required of any other party with respect thereto.

11.9    Attorneys’ Fees.    If any action at law or equity, including an action for declaratory relief, is brought to enforce or interpret any provision of this Agreement, the prevailing party shall be entitled to recover reasonable attorneys’ fees and expenses from the other party, which fees and expenses shall be in addition to any other relief which may be awarded.

11.10    No Third Party Beneficiaries.    Except as provided in Section 7.3, no Person other than the parties is an intended beneficiary of this Agreement or any portion hereof.

11.11    Disclosure Schedules.    The disclosures made on any disclosure schedule, including the Target Disclosure Schedule and the Parent Disclosure Schedule, with respect to any representation or warranty shall be deemed to be made with respect to any other representation or warranty requiring the same or similar disclosure to the extent that the relevance of such disclosure to other representations and warranties is reasonably evident from the face of the disclosure schedule. The inclusion of any matter on any disclosure schedule will not be deemed an admission by any party that such listed matter is material or that such listed matter has or would have a Target Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

11.12    Amendments and Supplements.    At any time before or after approval of the matters presented in connection with the Merger by the respective stockholders of Parent and Target and prior to the Effective Time, this Agreement may be amended or supplemented in writing by Parent and Target with respect to any of the terms contained in this Agreement, except as otherwise provided by law; provided, however, that following approval of this Agreement by the stockholders of Parent, or Target, as applicable, there shall be no amendment or change to the provisions hereof unless permitted by the DGCL without further approval by the stockholders of Parent, or Target, as applicable.

11.13    Extensions, Waivers, Etc.    At any time prior to the Effective Time, either party may

(a)    extend the time for the performance of any of the obligations or acts of the other party;

(b)    waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto; or

(c)    subject to the proviso of Section 11.12 waive compliance with any of the agreements or conditions of the other party contained herein.

Notwithstanding the foregoing, no failure or delay by Parent or Target in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ JAMES C. FLORES

Name: James C. Flores Title: Chairman and Chief Executive Officer

PXP CALIFORNIA INC.

By:	/s/ JOHN T. RAYMOND

Name: John T. Raymond Title: President

NUEVO ENERGY COMPANY

By:	/s/ JAMES L. PAYNE

Name:James L. Payne Title: Chairman, President and Chief Executive Officer

ANNEX B

February 12, 2004

The Board of Directors

Plains Exploration & Production Company

700 Milam Street, Suite 3100

Houston, TX 77002

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to Plains Exploration & Production Company (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “Merger”) of Nuevo Energy Company (the “Merger Partner”) with the Company. Pursuant to the Agreement and Plan of Merger (the “Agreement”) of the Company and the Merger Partner, the Merger Partner will merge with and into the Company, with the Company surviving, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury, will be converted into the right to receive 1.765 shares (the “Exchange Ratio”) of the Company’s common stock, par value $0.01 per share (the “Company Common Stock”) and each employee and director option outstanding will either be cashed out or converted into a Company option having similar characteristics based on the Exchange Ratio. In addition, certain restricted Merger Partner shares may be converted, based on the Exchange Ratio, into cash rather than Company Common Stock. The Agreement also provides that under certain circumstances the Merger Partner may be merged with and into a wholly-owned subsidiary of the Company, in which event the term “Merger” shall refer for purposes of this opinion to the transaction as so restructured.

In arriving at our opinion, we have (i) reviewed a draft dated February 12, 2004 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the managements of the Merger Partner and the Company relating to their respective businesses, as well as reviewed the estimated amount and timing of cost savings and related expenses and synergies expected to result from the Merger (the “Synergies”) supplied by the managements of the Company and the Merger Partner; (vi) reviewed reserve reports prepared by independent petroleum engineers; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Merger, the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Merger on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Merger Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, including the

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Synergies, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes, and that the other transactions contemplated by the Agreement will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have also assumed that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Merger.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Merger and we express no opinion as to the underlying decision by the Company to engage in the Merger. We are expressing no opinion herein as to the price at which the Company Common Stock or the Merger Partner Common Stock will trade at any future time.

We have acted as financial advisor to the Company with respect to the proposed Merger and will receive a fee from the Company for our services if the proposed Merger is consummated. We and our affiliates have in the past provided both financing and advisory services for the Company and the Merger Partner, for which we and such affiliates received customary compensation. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Merger is fair, from a financial point of view, to the Company.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Merger. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours, J.P. MORGAN SECURITIES INC.

By:	/s/ J.P. Morgan Securities Inc.

B-2

ANNEX C

February 12, 2004

Board of Directors

Nuevo Energy Corporation

1021 Main Street, Suite 2100

Houston, Texas 77002

Members of the Board:

We understand that Nuevo Energy Corporation (“Nuevo” or the “Company”), Plains Exploration and Production Company (“Plains”) and Plains NewCo Corporation, a wholly owned subsidiary of Plains (“Merger Sub”), propose to enter into an Agreement and Plan of Merger substantially in the form of the draft dated February 12, 2004 (the “Merger Agreement”), which provides for, among other things, the merger (the “Merger”) of Nuevo with and into Plains or, at the election of Plains, Merger Sub with and into Nuevo. Pursuant to the Merger, each issued and outstanding share of common stock, par value $0.01 per share, of Nuevo (the “Nuevo Common Stock”), other than shares of Nuevo Common Stock held in treasury, will be converted into the right to receive 1.765 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Plains (the “Plains Common Stock”) (the “Common Conversion Consideration”). We also note that the right associated with TECONS and Debentures (each as defined in the Merger Agreement) to receive Nuevo Common Shares upon conversion of such TECONS and Debentures issued and outstanding at the time of the Merger will be converted into the right to receive shares of Plains Common Stock based on the Exchange Ratio. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Common Conversion Consideration to be received by holders of Nuevo Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

For purposes of the opinion set forth herein, we have:

(i)	reviewed certain publicly available financial statements and other information of the Company and Plains, respectively;

(ii)	reviewed certain internal financial statements and other financial and operating data, including internal oil and gas reserve estimates, concerning the Company and Plains prepared by the managements of the Company and Plains, respectively;

(iii)	reviewed certain financial forecasts prepared by the managements of the Company and Plains, respectively;

(iv)	discussed the past and current operations and financial condition and the prospects of the Company, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company;

(v)	discussed the past and current operations and financial condition and the prospects of Plains, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of Plains;

(vi)	reviewed the pro forma impact of the Merger on the combined company’s earnings per share, cash flow, oil and gas reserves and production, consolidated capitalization and financial ratios;

(vii)	reviewed the reported prices and trading activity for the Nuevo Common Stock and the Plains Common Stock;

(viii)	compared the financial performance of the Company and Plains and the prices and trading activity of the Nuevo Common Stock and Plains Common Stock with that of certain other publicly-traded companies, comparable with the Company and Plains, respectively, and their securities;

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(ix)	reviewed certain reserve reports prepared by Plains and Plains’s independent reserve engineers;

(x)	reviewed certain reserve reports prepared by the Company and the Company’s independent reserve engineers;

(xi)	reviewed the financial terms, to the extent publicly available, of certain comparable business combination transactions deemed relevant;

(xii)	participated in certain discussions and negotiations among representatives of the Company and Plains and their financial advisors;

(xiii)	reviewed the Merger Agreement and certain related documents; and

(xiv)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial forecasts, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Plains, respectively. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or Plains; nor have we been furnished with any such appraisals. With respect to the reserve estimates and reports referred to above, we note that we are not experts in the engineering evaluation of oil and gas properties and, with your consent, we have relied, without independent verification, upon the reserve estimates of the Company and Plains provided by the Company and Plains and certain third party engineers. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement, including, among other things, that the Merger will be treated as a tax-free reorganization pursuant to the Internal Revenue Code of 1986. Our opinion is necessarily based on financial, economic, commodity price, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

We have acted as financial advisor to Nuevo in connection with this transaction and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Nuevo and have received fees for the rendering of these services.

We are expressing no opinion herein as to the prices at which the Nuevo Common Stock or Plains Common Stock will trade at any time. In addition, Morgan Stanley expresses no opinion or recommendation as to how the holders of Nuevo Common Stock should vote at the stockholders’ meeting held in connection with the Merger.

It is understood that this letter is for the information of the Board of Directors of Nuevo and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety, if required, in any required filing of a proxy or a registration statement with the Securities and Exchange Commission in connection with the Merger.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Common Conversion Consideration to be received by holders of shares of Nuevo Common Stock pursuant to the Merger Agreement is fair from a financial point of view to such holders.

Very truly yours,

MORGAN STANLEY & CO. INCORPORATED

By:	/s/ MICHAEL HAFNER

Michael Hafner Executive Director

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ANNEX D

PLAINS EXPLORATION & PRODUCTION COMPANY

2004 STOCK INCENTIVE PLAN

(As Adopted February 4, 2004 and Amended April 7, 2004)

1. Purpose.

The purpose of this Plan is to strengthen Plains Exploration & Production Company, a Delaware corporation (the “Company”), by providing an incentive to its employees, officers, consultants and directors and thereby encouraging them to devote their abilities and industry to the success of the Company’s business enterprise. It is intended that this purpose be achieved by extending to employees (including future employees who have received a formal written offer of employment), officers, consultants and directors of the Company and its Subsidiaries and Affiliates an added long-term incentive for high levels of performance and unusual efforts through the grant of Incentive Stock Options, Nonqualified Stock Options, SARs, Performance Units and Performance Shares, Share Awards, Restricted Stock and Restricted Stock Units (as each term is herein defined).

2. Definitions.

For purposes of the Plan:

2.1 “Adjusted Appreciation Value” means, in the event of a Change in Control, the appreciation in the Adjusted Fair Market Value of a Share for purposes of determining payments to be made to a Grantee, and shall be measured by determining the amount equal to the Adjusted Fair Market Value of a Share on the exercise date minus the exercise price of the SAR being exercised.

2.2 “Adjusted Fair Market Value” means, in the event of a Change in Control, the greater of (a) the highest price per Share paid to holders of the Shares in any transaction (or series of transactions) constituting or resulting in a Change in Control or (b) the highest Fair Market Value of a Share during the ninety (90) day period ending on the date of a Change in Control.

2.3 “Affiliate” means any entity, directly or indirectly, controlled by, controlling or under common control with the Company or any corporation or other entity acquiring, directly or indirectly, all or substantially all the assets and business of the Company, whether by operation of law or otherwise.

2.4 “Agreement” means the written agreement between the Company and an Optionee or Grantee evidencing the grant of an Option or Award and setting forth the terms and conditions thereof.

2.5 “Appreciation Value” means the appreciation in the Fair Market Value of a Share for purposes of determining payments to be made to a Grantee, and shall be measured by determining the amount equal to the Fair Market Value of a Share on the exercise date minus the exercise price of the SAR being exercised.

2.6 “Award” means a grant of SARs, Restricted Stock or Restricted Stock Units, a Performance Award, a Share Award or any or all of them.

2.7 “Board” means the Board of Directors of the Company.

2.8 “Cause” means:

(a) for purposes of Section 6.4, the commission of an act of fraud or intentional misrepresentation or an act of embezzlement, misappropriation or conversion of assets or opportunities of the Company or any of its Subsidiaries; and

(b) in the case of an Optionee or Grantee whose employment with the Company, Subsidiary or Affiliate is subject to the terms of an employment agreement between such Optionee or Grantee and the Company, Subsidiary or Affiliate, which employment agreement includes a definition of “Cause”, the term “Cause” as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement during the period that such employment agreement remains in effect; and

(c) in all other cases, (i) intentional failure to perform reasonably assigned duties, (ii) dishonesty or willful misconduct in the performance of duties, (iii) involvement in a transaction in connection with the performance of duties to the Company or any of its Subsidiaries or Affiliates which transaction is adverse to the interests of the Company or any of its Subsidiaries or Affiliates and which is engaged in for personal profit or (iv) willful violation of any law, rule or regulation in connection with the performance of duties (other than traffic violations or similar minor offenses) provided, however, that following a Change in Control clause (i) of this Section 2.8(c) shall not constitute “Cause.”

2.9 “Change in Capitalization” means any increase or reduction in the number of Shares, or any change (including, but not limited to, in the case of a spin-off, dividend or other distribution in respect of Shares, a change in value) in the Shares or exchange of Shares for a different number or kind of shares or other securities of the Company or another corporation, by reason of a reclassification, recapitalization, merger, consolidation, reorganization, spin-off, split-up, issuance of warrants or rights or debentures, stock dividend, stock split or reverse stock split, cash dividend, property dividend, combination or exchange of shares, repurchase of shares, change in corporate structure or otherwise.

2.10 A “Change in Control” shall mean the occurrence of any of the following:

(a) The acquisition by any “Person” (as the term person is used for purposes of Section 13(d) or 14(d) of the Securities Exchange Act of 1934, as amended (the “1934 Act”)) of “Beneficial Ownership” (within the meaning of Rule 13d-3 promulgated under the 1934 Act) of any securities of the Company which generally entitles the holder thereof to vote for the election of directors of the Company (the “Voting Securities”) which, when added to the Voting Securities then “Beneficially Owned” by such Person, would result in such Person either “Beneficially Owning” fifty percent (50%) or more of the combined voting power of the Company’s then outstanding Voting Securities or having the ability to elect fifty percent (50%) or more of the Company’s directors; provided, however, that for purposes of this paragraph (a) of Section 2.10, a Person shall not be deemed to have made an acquisition of Voting Securities if such Person; (i) becomes the Beneficial Owner of more than the permitted percentage of Voting Securities solely as a result of open market acquisition of Voting Securities by the Company which, by reducing the number of Voting Securities outstanding, increases the proportional number of shares Beneficially Owned by such Person; (ii) is the Company or any corporation or other Person of which a majority of its voting power or its equity securities or equity interest is owned directly or indirectly by the Company (a “Controlled Entity”); (iii) acquires Voting Securities in connection with a “Non-Control Transaction” (as defined in paragraph (c) of this Section 2.10); or (iv) becomes the Beneficial Owner of more than the permitted percentage of Voting Securities as a result of a transaction approved by a majority of the Incumbent Board (as defined in paragraph (b) below); or

(b) The individuals who, as of the Effective Date, are members of the Board (the “Incumbent Board”), cease for any reason to constitute at least a majority of the Board; provided, however, that if either the election of any new director or the nomination for election of any new director by the Company’s stockholders was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered as a member of the Incumbent Board; provided further, however, that no individual shall be considered a member of the Incumbent Board if such individual initially assumed office as a result of either an actual or threatened “Election Contest” (as described in Rule 14a-11 promulgated under the 1934 Act) or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board (a “Proxy Contest”) including by reason of any agreement intended to avoid or settle any Election Contest or Proxy Contest; or

(c) The consummation of a merger, consolidation or reorganization involving the Company (a “Business Combination”), unless (i) the stockholders of the Company, immediately before the Business Combination, own, directly or indirectly immediately following the Business Combination, at least fifty percent (50%) of the combined voting power of the outstanding voting securities of the corporation resulting from the Business Combination (the “Surviving Corporation”) in substantially the same proportion as their ownership of the Voting Securities immediately before the Business Combination, and (ii) the individuals who were members of the Incumbent Board immediately prior to the execution of the agreement providing for the Business Combination constitute at least a majority of the members of the Board of Directors of the Surviving Corporation, and (iii) no Person (other than (x) the Company or any Controlled Entity, (y) a trustee or other fiduciary holding securities under one or more employee benefit plans or arrangements (or any trust forming a part thereof) maintained by the Company, the Surviving Corporation or any Controlled Entity, or (z) any Person who, immediately prior to the Business Combination, had Beneficial Ownership of fifty percent (50%) or more of the then outstanding Voting Securities) has Beneficial Ownership of fifty percent (50%) or more of the combined voting power of the Surviving Corporation’s then outstanding voting securities (a Business Combination described in clauses (i), (ii) and (iii) of this paragraph shall be referred to as a “Non-Control Transaction”);

(d) A complete liquidation or dissolution of the Company; or

(e) The sale or other disposition of all or substantially all of the assets of the Company to any Person (other than a transfer to a Controlled Entity).

Notwithstanding the foregoing, if Optionee’s or Grantee’s employment is terminated and Optionee or Grantee reasonably demonstrates that such termination (x) was at the request of a third party who has indicated an intention or has taken steps reasonably calculated to effect a Change in Control and who effectuates a Change in Control or (y) otherwise occurred in connection with, or in anticipation of, a Change in Control which actually occurs, then for all purposes hereof, the date of a Change in Control with respect to Optionee or Grantee shall mean the date immediately prior to the date of such termination of employment.

A Change in Control shall not be deemed to occur solely because (A) fifty percent (50%) or more of the then outstanding Voting Securities is Beneficially Owned by (x) a trustee or other fiduciary holding securities under one or more employee benefit plans or arrangements (or any trust forming a part thereof) maintained by the Company or any Controlled Entity or (y) any corporation which, immediately prior to its acquisition of such interest, is owned directly or indirectly by the stockholders of the Company in substantially the same proportion as their ownership of stock in the Company immediately prior to such acquisition or (B) Plains Resources Inc. distributes to its stockholders all of the capital stock of the Company then held by it.

2.11 “Code” means the Internal Revenue Code of 1986, as amended.

2.12 “Committee” means a committee, as described in Section 3.1, appointed by the Board from time to time to administer the Plan and to perform the functions set forth herein.

2.13 “Company” means Plains Exploration and Production Company.

2.14 “Director” means a director of the Company.

2.15 “Disability” means: (a) in the case of an Optionee or Grantee whose employment with the Company or a Subsidiary is subject to the terms of an employment agreement between such Optionee or Grantee and the Company or Subsidiary, which employment agreement includes a definition of “Disability”, the term “Disability” as used in this Plan or any Agreement shall have the meaning set forth in such employment agreement (b) the term “Disability” as used in the Company’s long-term disability plan, if any; or (c) in all other cases, the term “Disability” as used in this Plan or any Agreement shall mean a physical or mental infirmity which impairs the Optionee’s or Grantee’s ability to perform substantially his or her duties for a period of one hundred eighty (180) consecutive days.

2.16 “Division” means any of the operating units or divisions of the Company designated as a Division by the Committee.

2.17 “Eligible Individual” means any of the following individuals who is designated by the Committee as eligible to receive Options or Awards subject to the conditions set forth herein: (a) any director, officer or employee of the Company, Subsidiary or Affiliate, (b) any individual to whom the Company or Subsidiary or Affiliate has extended a formal, written offer of employment, or (c) any consultant or advisor of the Company, Subsidiary or Affiliate.

2.18 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.19 “Fair Market Value” on any date means the closing sales prices of the Shares (i) on the day before such date, or (ii) on such date if an Agreement so provides, on the principal national securities exchange on which such Shares are listed or admitted to trading, or, if such Shares are not so listed or admitted to trading, the average of the per Share closing bid price and per Share closing asked price on such date as quoted on the National Association of Securities Dealers Automated Quotation System or such other market in which such prices are regularly quoted, or, if there have been no published bid or asked quotations with respect to Shares on such date, the Fair Market Value shall be the value established by the Board in good faith and, in the case of an Incentive Stock Option, in accordance with Section 422 of the Code.

2.20 “Grantee” means a person to whom an Award has been granted under the Plan.

2.21 “Incentive Stock Option” means an Option satisfying the requirements of Section 422 of the Code and designated by the Committee as an Incentive Stock Option.

2.22 “Nonemployee Director” means a director of the Company who is a “nonemployee director” within the meaning of Rule 16b-3 promulgated under the Exchange Act.

2.23 “Nonqualified Stock Option” means an Option which is not an Incentive Stock Option.

2.24 “Option” means a Nonqualified Stock Option, an Incentive Stock Option, a Formula Option, or any or all of them.

2.25 “Optionee” means a person to whom an Option has been granted under the Plan.

2.26 “Outside Director” means a director of the Company who is an “outside director” within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

2.27 “Parent” means any corporation which is a parent corporation (within the meaning of Section 424(e) of the Code) with respect to the Company.

2.28 “Performance Awards” means Performance Units, Performance Shares or either or both of them.

2.29 “Performance-Based Compensation” means any Option or Award that is intended to constitute “performance based compensation” within the meaning of Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder.

2.30 “Performance Cycle” means the time period specified by the Committee at the time Performance Awards are granted during which the performance of the Company, or a Subsidiary Affiliate or Division will be measured.

2.31 “Performance Objectives” has the meaning set forth in Section 11.

2.32 “Performance Shares” means Shares issued or transferred to an Eligible Individual under Section 11.

2.33 “Performance Units” means Performance Units granted to an Eligible Individual under Section 11.

2.34 “Plan” means the Plains Exploration & Production Company 2004 Stock Incentive Plan, as amended and restated from time to time.

2.35 “Retained Distribution” means any securities or other property (other than regular cash dividends) distributed by the Company in respect of Restricted Stock during any Restricted Period.

2.36 “Restricted Period” means the period designated by the Committee during which Restricted Stock may not be sold, assigned, pledged or otherwise encumbered.

2.37 “Restricted Stock” means Shares issued or transferred to an Eligible Individual pursuant to Section 9.

2.38 “Restricted Stock Unit” means a right to receive one Share or a cash amount equal to the Fair Market Value of one Share or a combination thereof, as determined by the Committee in its sole discretion, subject to the terms of the Plan and the applicable Agreement.

2.39 “SAR” means a right to receive the Appreciation Value of a Share.

2.40 “Share Award” means an Award of Shares granted pursuant to Section 11.

2.41 “Shares” means the common stock, par value $.01 per share, of the Company and any other securities into which such shares are changed or for which such shares are exchanged.

2.42 “Subsidiary” means (i) except as provided in subsection (ii) below, any corporation which is a subsidiary corporation within the meaning of Section 424(f) of the Code with respect to the Company, and (ii) in relation to the eligibility to receive Options or Awards other than Incentive Stock Options and continued employment for purposes of Options and Awards (unless the Committee determines otherwise), any entity, whether or not incorporated, in which the Company directly or indirectly owns 50% or more of the outstanding equity or other ownership interests.

2.43 “Ten-Percent Stockholder” means an Eligible Individual, who, at the time an Incentive Stock Option is to be granted to him or her, owns (within the meaning of Section 422(b)(6) of the Code) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, or of a Parent, Subsidiary or Affiliate.

3. Administration.

3.1 The Plan shall be administered by the Committee, which shall hold meetings at such times as may be necessary for the proper administration of the Plan. The Committee shall keep minutes of its meetings. A quorum shall be a majority of the members of the Committee and a majority of a quorum may authorize any action. Any decision or determination reduced to writing and signed by all of the members of the Committee shall be as fully effective as if made by a vote at a meeting duly called and held. The Committee shall consist of one (1) or more Directors and may consist of the entire Board. If the Committee consists of less than the entire Board, then with respect to any Option or Award to an individual who is subject to Section 16 of the Exchange Act, the Committee shall consist of at least two (2) Directors each of whom shall be a Nonemployee Director and to the extent necessary for any award under the Plan to qualify as performance-based compensation for the purposes of Section 162(m) of the Code, the Committee shall consist of at least two (2) Directors each of whom shall be an Outside Director. For purposes of the preceding sentence, if one or more members of the Committee is not a Nonemployee Director and an Outside Director but recuses himself or herself or abstains from voting with respect to a particular action taken by the Committee, then the Committee, with respect to that action, shall be deemed to consist only of the members of the Committee who have not recused themselves or abstained from voting. Subject to applicable law, the Committee may delegate its authority under the Plan to any other person or persons.

3.2 No member of the Committee shall be liable for any action, failure to act, determination or interpretation made in good faith with respect to this Plan or any transaction hereunder. The Company hereby agrees to indemnify each member of the Committee for all costs and expenses and, to the extent permitted by applicable law, any liability incurred in connection with defending against, responding to, negotiating for the settlement of or otherwise dealing with any claim, cause of action or dispute of any kind arising in connection with any actions in administering this Plan or in authorizing or denying authorization to any transaction hereunder.

3.3 Subject to the express terms and conditions set forth herein, the Committee shall have the power from time to time to:

(a) determine those Eligible Individuals to whom Options shall be granted under the Plan and the number of such Options to be granted and to prescribe the terms and conditions (which need not be identical) of each such Option, including the exercise price per Share, the vesting schedule and the duration of each Option, and make any amendment or modification to any Option Agreement consistent with the terms of the Plan;

(b) select those Eligible Individuals to whom Awards shall be granted under the Plan and to determine the number of Shares in respect of which each Award is granted, the terms and conditions (which need not be identical) of each such Award, and make any amendment or modification to any Award Agreement consistent with the terms of the Plan;

(c) to construe and interpret the Plan and the Options and Awards granted hereunder and to establish, amend and revoke rules and regulations for the administration of the Plan, including, but not limited to, correcting any defect or supplying any omission, or reconciling any inconsistency in the Plan or in any Agreement, in the manner and to the extent it shall deem necessary or advisable, including so that the Plan and the operation of the Plan complies with Rule 16b-3 under the Exchange Act, the Code to the extent applicable and other applicable law, and otherwise to make the Plan fully effective. All decisions and determinations by the Committee in the exercise of this power shall be final, binding and conclusive upon the Company, its Subsidiaries, the Optionees and Grantees, and all other persons having any interest therein;

(d) to determine the duration and purposes for leaves of absence which may be granted to an Optionee or Grantee on an individual basis without constituting a termination of employment or service for purposes of the Plan;

(e) to exercise its discretion with respect to the powers and rights granted to it as set forth in the Plan; and

(f) generally, to exercise such powers and to perform such acts as are deemed necessary or advisable to promote the best interests of the Company with respect to the Plan.

4. Stock Subject to the Plan; Grant Limitations.

4.1 The maximum number of Shares that may be made the subject of Options and Awards granted under the Plan is 5,000,000: provided, however, that in the aggregate, not more than 5,000,000 of the allotted Shares may be made the subject of Restricted Stock awards or Restricted Stock Units under Section 9 and 10 of the Plan respectively (other than Shares of Restricted Stock made in settlement of Performance Units pursuant to Section 11.1(b)). The maximum number of Shares that may be the subject of Options and Awards granted to an Eligible Individual in any one calendar year period may not exceed 300,000 Shares. The maximum dollar amount of cash or the Fair Market Value of Shares that any Eligible Individual may receive in any calendar year in respect of Performance Units denominated in dollars may not exceed $1,000,000. The Company shall reserve for the purposes of the Plan, out of its authorized but unissued Shares or out of Shares held in the Company’s treasury, or partly out of each, such number of Shares as shall be determined by the Board.

4.2 In connection with the grant of an Option or an Award (other than the grant of a Performance Unit denominated in dollars), the number of Shares shall be reduced by the number of Shares in respect of which the Option or Award is granted or denominated; provided, however, that if any Option is exercised by tendering Shares, either actually or by attestation, as full or partial payment of the exercise price, the maximum number of Shares available under Section 4.1 shall be increased by the number of Shares so tendered. In connection with the exercise of an Award of SARs, the maximum number of Shares available under Section 4.1 shall be increased by the number of Shares equal to the number of SARs being exercised minus the number of Shares that are issued upon such exercise, provided that if the number of Shares issued is greater than the number of SARs being exercised, the amount equal to the difference between those numbers shall be subtracted from the maximum number of Shares available under the Plan.

4.3 Whenever any outstanding Option or Award or portion thereof expires, is canceled, is settled in cash (including the settlement of tax withholding obligations using Shares) or is otherwise terminated for any reason without having been exercised or payment having been made in respect of the entire Option or Award, the Shares allocable to the expired, canceled, settled or otherwise terminated portion of the Option or Award may again be the subject of Options or Awards granted hereunder.

4.4 In no event may more than 5,000,000 Shares be issued upon the exercise of Incentive Stock Options granted under the Plan.

5. Option Grants for Eligible Individuals.

5.1 Authority of Committee. Subject to the provisions of the Plan, the Committee shall have full and final authority to select those Eligible Individuals who will receive Options, and the terms and conditions of the grant to such Eligible Individuals shall be set forth in an Agreement. Subject to applicable law and regulations, Incentive Stock Options may be granted only to Eligible Individuals who are employees of the Company or any Subsidiary or Affiliate.

5.2 Exercise Price. The purchase price or the manner in which the exercise price is to be determined for Shares under each Option shall be determined by the Committee and set forth in the Agreement; provided, however, that the exercise price per Share under each Option shall not be less than 100% of the Fair Market Value of a Share on the date the Option is granted (110% in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder).

5.3 Maximum Duration. Options granted hereunder shall be for such term as the Committee shall determine, provided that an Incentive Stock Option shall not be exercisable after the expiration of ten (10) years from the date it is granted (five (5) years in the case of an Incentive Stock Option granted to a Ten-Percent Stockholder) and a Nonqualified Stock Option shall after the expiration of ten (10) years from the date it is granted; provided, however, that unless the Committee provides otherwise an Option (other than an Incentive Stock Option) may, upon the death of the Optionee prior to the expiration of the Option, be exercised for up to one (1) year following the date of the Optionee’s death even if such period extends beyond ten (10) years from the date the Option is granted. The Committee may, subsequent to the granting of any Option, extend the term thereof, but in no event shall the term as so extended exceed the maximum term provided for in the preceding sentence.

5.4 Vesting. Subject to Section 7.4, each Option shall become exercisable in such installments (which need not be equal) and at such times as may be designated by the Committee and set forth in the Agreement. To the extent not exercised, installments shall accumulate and be exercisable, in whole or in part, at any time after becoming exercisable, but not later than the date the Option expires. The Committee may accelerate the exercisability of any Option or portion thereof at any time.

5.5 Limitations on Incentive Stock Options. The terms of any Incentive Stock Option granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that no Incentive Stock Option shall be granted more than ten years after the effective date of the Plan. An Option shall be treated as an Incentive Stock Option only to the extent that the aggregate Fair Market Value (determined at the time the Option is granted) of the shares with respect to which all Incentive Stock Options held by an Optionee (under the Plan and all other plans of the Company, its Parent or any Subsidiary), become exercisable for the first time during any calendar year does not exceed $100,000. This limitation shall be applied by taking Options into account in the order in which they were granted. To the extent this limitation is exceeded, an Option shall be treated as a Nonqualified Stock Option regardless of its designation as an Incentive Stock Option. Should any Incentive Stock Option remain exercisable after three months after employment terminates for any reason other than Disability or death, or after one year if employment terminates due to Disability, the Option shall immediately be converted to a Nonqualified Stock Option. In order to obtain the benefits of an Incentive Stock Option under the Code, no sale or other disposition may be made of any shares upon exercise of such Option until the later of one year from the date of issuance of the shares acquired pursuant to the exercise of the Option, or two years from the grant date of the Option. The Company shall have no liability in the event it is determined that any Option intended to be an Incentive Stock Option fails to qualify as such, whether such failure is a result of a disqualifying disposition or the terms of this Plan or any governing Agreement.

6. Grants for Nonemployee Directors and Outside Directors.

6.1 Grant. In its discretion, the Committee may elect to grant Options (and other Awards) to Nonemployee Directors or Outside Directors under any terms or conditions it deems reasonable.

7. Terms and Conditions Applicable to All Options.

7.1 Non-Transferability. No Option shall be transferable by the Optionee otherwise than by will or by the laws of descent and distribution or, in the case of an Option other than an Incentive Stock Option, pursuant to a domestic relations order (within the meaning of Rule 16a-12 promulgated under the Exchange Act), and an Option shall be exercisable during the lifetime of such Optionee only by the Optionee or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may set forth in the Agreement evidencing an Option (other than an Incentive Stock Option) at the time of grant or thereafter, that the Option may be transferred to members of the Optionee’s immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners, and for purposes of this Plan, a transferee of an Option shall be deemed to be the Optionee. For this purpose, immediate family means the Optionee’s spouse, parents, children, stepchildren and grandchildren and the spouses of such parents, children, stepchildren and grandchildren. The terms of an Option shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Optionee.

7.2 Method of Exercise. The exercise of an Option shall be made only by a written notice delivered in person or by mail or telecopy to the Secretary of the Company at the Company’s principal executive office (or through such other notification method that the Committee may adopt), specifying the number of Shares to be exercised and, to the extent applicable, accompanied by payment therefor and otherwise in accordance with the Agreement pursuant to which the Option was granted. The exercise price for any Shares purchased pursuant to the exercise of an Option shall be paid, in either of the following forms (or any combination thereof): (a) cash or (b) the transfer, either actually or by attestation, to the Company of Shares that have been held by the Optionee for at least six (6) months (or such lesser period as may be permitted by the Committee) prior to the exercise of the Option, such transfer to be upon such terms and conditions as determined by the Committee or (c) a combination of cash and the transfer of Shares; provided, however, that the Committee may determine that the exercise price shall be paid only in cash. In addition, Options may be exercised through a registered broker-dealer pursuant to such cashless exercise procedures which are, from time to time, deemed acceptable by the Committee. Any Shares transferred to the Company as payment of the exercise price under an Option shall be valued at their Fair Market Value on the day preceding the date of exercise of such Option. If requested by the Committee, the Optionee shall deliver the Agreement evidencing the Option to the Secretary of the Company who shall endorse thereon a notation of such exercise and return such Agreement to the Optionee. No fractional Shares (or cash in lieu thereof) shall be issued upon exercise of an Option and the number of Shares that may be purchased upon exercise shall be rounded to the nearest number of whole Shares. Notwithstanding the foregoing, to the extent that the Committee determines that a cashless exercise or other method of exercise hereunder by an Optionee would be deemed under applicable law, regulation or exchange requirement, to be an impermissible extension of credit or arrangement of credit by the Company for the benefit of an officer, or to be prohibited for any other reason, such method of exercise shall not be permitted with respect to such Optionee.

7.3 Rights of Optionees. No Optionee shall be deemed for any purpose to be the owner of any Shares subject to any Option unless and until (a) the Option shall have been exercised pursuant to the terms thereof, (b) the Company shall have issued and delivered Shares to the Optionee, and (c) the Optionee’s name shall have been entered as a stockholder of record on the books of the Company. Thereupon, the Optionee shall have full voting, dividend and other ownership rights with respect to such Shares, subject to such terms and conditions as may be set forth in the applicable Agreement.

7.4 Effect of Change in Control. In the event of a Change in Control, all Options outstanding on the date of such Change in Control shall become immediately and fully exercisable. In addition, to the extent set forth in an Agreement evidencing the grant of an Option, an Optionee will be permitted to surrender to the Company for cancellation within ninety (90) days after such Change in Control any Option or portion of an Option to the extent not yet exercised and the Optionee will be entitled to receive a cash payment in an amount equal to the excess, if any, of (a) (i) in the case of a Nonqualified Stock Option, the greater of (A) the Fair Market Value, on the day preceding the date of surrender, of the Shares subject to the Option or portion thereof surrendered or (B) the Adjusted Fair Market Value of the Shares subject to the Option or portion thereof surrendered or (ii) in the case of an Incentive Stock Option, the Fair Market Value, on the day preceding the date of surrender, of the Shares subject to the Option or portion thereof surrendered, over (b) the aggregate exercise price for such Shares under the Option or portion thereof surrendered. The Committee has the discretion to modify an Option to include the provision set forth in the preceding sentence. In the event that the Committee requires exercise of Options at the time of such Change in Control, they shall be cancelled effective as of the Change in Control. The Committee may require cancellation of Options in the Agreement evidencing the Options or by resolution at the time of a Change in Control. Notwithstanding any other provision of this Plan or any Agreement, the Committee may require such cancellation without an Optionee’s consent even if the cancellation is a modification of the terms of an Option. In the event an Optionee’s employment or service with the Company and its Subsidiaries terminates following a Change in Control, each Option held by the Optionee that remains outstanding after the Change in Control and that was exercisable as of the date of termination of the Optionee’s employment or service shall, notwithstanding any shorter period set forth in the Agreement evidencing the Option, remain exercisable for a period ending not before the earlier of (x) the first anniversary of the termination of the Optionee’s employment or service or (y) the expiration of the stated term of the Option.

8. SARs.

8.1 Grant. The Committee may in its discretion, either alone or in connection with the grant of an Option, grant SARs to Eligible Individuals in accordance with the Plan, the terms and conditions of which shall be set forth in an Agreement. If granted in connection with an Option, a SAR shall cover the same Shares covered by the Option (or such lesser number of Shares as the Committee may determine) and shall, except as provided in this Section 8, be subject to the same terms and conditions as the related Option. A SAR may be granted (i) at any time if unrelated to an Option, or (ii) if related to an Option, at the time of grant.

8.2 SAR Related to an Option.

(a) Exercise. A SAR granted in connection with an Option shall be exercisable at such time or times and only to the extent that the related Options are exercisable, and will not be transferable except to the extent the related Option may be transferable. A SAR granted in connection with an Option shall be exercisable only if the Fair Market Value of a Share on the date of exercise exceeds the purchase price specified in the related Option Agreement.

(b) Amount Payable. Upon the exercise of SARs related to an Option, the Grantee shall be entitled to receive an amount determined by multiplying (A) the Appreciation Value of a Share, by (B) the number of SARs being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any SAR by including such a limit in the Agreement evidencing the SAR at the time it is granted.

(c) Treatment of Related Options and SARs Upon Exercise. Upon the exercise of a SAR granted in connection with an Option, the Option shall be canceled to the extent of the number of Shares as to which the SAR is exercised, and upon the exercise of an Option granted in connection with a SAR, the SAR shall be canceled to the extent of the number of Shares as to which the Option is exercised or surrendered.

8.3 SAR Unrelated to an Option. The Committee may grant SARs unrelated to Options. SARs unrelated to Options shall contain such terms and conditions as to exercisability (subject to Section 8.7), vesting and duration as the Committee shall determine, but in no event shall they have a term of greater than ten (10) years. Upon exercise of a SAR unrelated to an Option, the Grantee shall be entitled to receive an amount determined by multiplying (A) the Appreciation Value of a Share, by (B) number of SARs being exercised. Notwithstanding the foregoing, the Committee may limit in any manner the amount payable with respect to any SAR by including such a limit in the Agreement evidencing the SAR at the time it is granted.

8.4 Method of Exercise. The exercise of an Award of SARs shall be made only by a written notice delivered in person or by mail or telecopy to the Secretary of the Company at the Company’s principal executive office (or through such other notification method that the Committee may adopt), specifying the number of SARs with respect to which the Award is being exercised. If requested by the Committee, the Grantee shall deliver the Agreement evidencing the SARs being exercised and the Agreement evidencing any related Option to the Secretary of the Company who shall endorse thereon a notation of such exercise and return such Agreement to the Grantee.

8.5 Form of Payment. Payment of the amount determined under Sections 8.2(b) or 8.3 shall be made solely in cash.

8.6 Effect of Change in Control. In the event of a Change in Control, all outstanding SARs shall become immediately and fully exercisable. In addition, to the extent set forth in an Agreement evidencing the grant of a SAR unrelated to an Option (including as such Agreement may be amended in the Committee’s sole discretion prior the Change in Control), a Grantee will be entitled to receive a payment from the Company in cash (provided that the SARs have any Appreciation Value), as the Committee shall determine, with a value equal to (A) the greater of (x) the aggregate Appreciation Value, on the date of exercise, of the unexercised SARS and (y) the aggregate Adjusted Fair Market Value, on the date of exercise, of the unexercised SARs. In the event that the Committee requires exercise of SARs at the time of such Change in Control (even if they have no Appreciation Value), they shall be cancelled effective as of the Change in Control. The Committee may require cancellation of SARs in the Agreement evidencing the SARs or by resolution at the time of a Change in Control. Notwithstanding any other provision of this Plan or any Agreement, the Committee may require such cancellation without a Grantee’s consent even if the cancellation is a modification of the terms of the SARs. In the event a Grantee’s employment or other service with the Company terminates following a Change in Control and any SARs remain outstanding after the Change in Control, each SAR held by the Grantee that was exercisable as of the date of termination of the Grantee’s employment or other service shall remain exercisable for a period ending not before the earlier of the first anniversary of (A) the termination of the Grantee’s employment or (B) the expiration of the stated term of the SAR.

8.7 Non-Transferability. No SARs shall be transferable by the Grantee otherwise than by will or by the laws of descent and distribution or pursuant to a domestic relations order (within the meaning of Rule 16a-12 promulgated under the Exchange Act), and SARs shall be exercisable during the lifetime of such Grantee only by the Grantee or his or her guardian or legal representative. Notwithstanding the foregoing, the Committee may set forth in the Agreement evidencing an Award of SARs at the time of grant or thereafter, that the SARs may be transferred to members of the Grantee’s immediate family, to trusts solely for the benefit of such immediate family members and to partnerships in which such family members and/or trusts are the only partners, and for purposes of this Plan, a transferee of an Award of SARs shall be deemed to be the Grantee. For this purpose, immediate family means the Grantee’s spouse, parents, children, stepchildren and grandchildren and the spouses of such parents, children, stepchildren and grandchildren. The terms of an Award shall be final, binding and conclusive upon the beneficiaries, executors, administrators, heirs and successors of the Grantee.

9. Restricted Stock.

9.1 Grant. The Committee may grant Awards to Eligible Individuals of Restricted Stock, which shall be evidenced by an Agreement between the Company and the Grantee. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine and (without limiting the generality of the foregoing) such Agreements may require that an appropriate legend be placed on Share certificates. Awards of Restricted Stock shall be subject to the terms and provisions set forth below in this Section 9.

9.2 Rights of Grantee. Shares of Restricted Stock granted pursuant to an Award hereunder shall be issued in the name of the Grantee as soon as reasonably practicable after the Award is granted provided that the Grantee has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Shares. If a Grantee shall fail to execute the Agreement evidencing a Restricted Stock Award, or any documents which the Committee may require within the time period prescribed by the Committee at the time the Award is granted, the Award shall be null and void. At the discretion of the Committee, Shares issued in connection with a Restricted Stock Award shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Unless the Committee determines otherwise and as set forth in the Agreement, upon delivery of the Shares to the escrow agent, the Grantee shall have all of the rights of a stockholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares (other than Retained Distributions). The Company shall retain custody of all Retained Distributions made or declared with respect to the Restricted Stock and such Retained Distributions shall be subject to the same restrictions on terms and conditions as are applicable to the Restricted Stock.

9.3 Non-transferability. Until all restrictions upon the Shares of Restricted Stock awarded to a Grantee shall have lapsed in the manner set forth in Section 9.4, such Shares and Retained Distribution shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

9.4 Lapse of Restrictions.

(a) Generally. Restrictions upon Shares of Restricted Stock awarded hereunder shall lapse at such time or times and on such terms and conditions as the Committee may determine (the “Restricted Period”). The Agreement evidencing the Award shall set forth any such restrictions.

(b) Effect of Change in Control. Unless the Committee shall determine otherwise at the time of the grant of an Award of Restricted Stock, the restrictions upon Shares of Restricted Stock shall lapse upon a Change in Control. The Agreement evidencing the Award shall set forth any such provisions.

9.5 Treatment of Dividends. At the time an Award of Shares of Restricted Stock is granted, the Committee may, in its discretion, determine that the payment to the Grantee of dividends, or a specified portion thereof, declared or paid on such Shares by the Company shall be (a) deferred until the lapsing of the restrictions imposed upon such Shares and (b) held by the Company for the account of the Grantee until such time. In the event that dividends are to be deferred, the Committee shall determine whether such dividends are to be reinvested in Shares (which shall be held as additional Shares of Restricted Stock) or held in cash. If deferred dividends are to be held in cash, there may be credited at the end of each year (or portion thereof) interest on the amount of the account at the beginning of the year at a rate per annum as the Committee, in its discretion, may determine. Payment of deferred dividends in respect of Shares of Restricted Stock (whether held in cash or as additional Shares of Restricted Stock), together with interest accrued thereon, if any, shall be made upon the lapsing of restrictions imposed on the Shares in respect of which the deferred dividends were paid, and any dividends deferred (together with any interest accrued thereon) in respect of any Shares of Restricted Stock shall be forfeited upon the forfeiture of such Shares.

9.6 Delivery of Shares. Upon the lapse of the restrictions on Shares of Restricted Stock, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Shares, free of all restrictions hereunder.

10. Restricted Stock Units.

10.1 Grant. The Committee may grant Awards of Restricted Stock Units to Eligible Individuals, which shall be evidenced by an Agreement between the Company and the Grantee. Each Agreement shall contain such restrictions, terms and conditions as the Committee may, in its discretion, determine, subject to the terms and provisions set forth below in this Section 10.

10.2 Rights of Grantees. Until all restrictions upon the Restricted Stock Units awarded to a Grantee shall have lapsed in the manner set forth in Section 10.5, the Grantee shall not be a shareholder of the Company, nor have any of the rights or privileges of a shareholder of the Company, including, without limitation, rights to receive dividends and voting rights.

10.3 Restricted Stock Unit Account. The Company shall establish and maintain a separate account (“Restricted Stock Unit Account”) for each Grantee who has received a grant of Restricted Stock Units, and such account shall be credited for the number of Restricted Stock Units granted to such Grantee. Unless otherwise provided in an applicable Restricted Stock Unit Agreement, a Grantee’s Restricted Stock Unit Account shall be credited for any securities or other property (including regular cash dividends) distributed by the Company in respect of its Shares. Any such property shall be subject to the same vesting schedule as the Restricted Stock Units to which they relate.

10.4 Non-transferability. Until all restrictions upon the Restricted Stock Units awarded to a Grantee shall have lapsed in the manner set forth in Section 10.5, such Restricted Stock Units and any related securities, cash dividends or other property credited to a Restricted Stock Unit Account shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

10.5 Vesting.

(a) Generally. Restricted Stock Units awarded hereunder and any related securities, cash dividends or other property credited to the Restricted Stock Unit Account shall vest at such time or times and on such terms and conditions as the Committee may determine. The Agreement evidencing the Award of Restricted Stock Units shall set forth any such terms and conditions.

(b) Effect of Change in Control. Unless the Committee shall determine otherwise at the time of the grant of an Award of Restricted Stock Units, the Restricted Stock Units and any related securities, cash dividends or other property credited to the Restricted Stock Unit Account shall vest upon a Change in Control. The Agreement evidencing the Award of Restricted Stock Units shall set forth any such provisions.

10.6 Payment or Delivery of Shares and Other Property. As soon as practicable after each vesting date of an Award of Restricted Stock Units, payment shall be made in Shares or in cash or in a combination thereof (based upon the Fair Market Value of the Shares on the day all restrictions lapse), as determined by the Committee in its sole discretion. If payment is made in Shares, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Shares free of all restrictions hereunder. Any securities, cash dividends or other property credited to a Restricted Stock Unit Account other than Restricted Stock Units shall be paid in kind, or, in the discretion of the Committee, in cash.

11. Performance Awards.

11.1 Performance Units. The Committee, in its discretion, may grant Awards of Performance Units to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement between the Company and the Grantee. Performance Units may be denominated in Shares or a specified dollar amount and, contingent upon the attainment of specified Performance Objectives within the Performance Cycle, represent the right to receive payment as provided in Section 11.3(c) of (i) in the case of Share-denominated Performance Units, the Fair Market Value of a Share on the date the Performance Unit was granted, the date the Performance Unit became vested or any other date specified by the Committee, (ii) in the case of dollar-denominated Performance Units, the specified dollar amount or (iii) a percentage (which may be more than 100%) of the amount described in clause (i) or (ii) depending on the level of Performance Objective attainment; provided, however, that, the Committee may at the time a Performance Unit is granted specify a maximum amount payable in respect of a vested Performance Unit. Each Agreement shall specify the number of Performance Units to which it relates, the Performance Objectives which must be satisfied in order for the Performance Units to vest and the Performance Cycle within which such Performance Objectives must be satisfied.

(a) Vesting and Forfeiture. Subject to Sections 11.3(c) and 11.4, a Grantee shall become vested with respect to the Performance Units to the extent that the Performance Objectives set forth in the Agreement are satisfied for the Performance Cycle.

(b) Payment of Awards. Subject to Section 11.3(c), payment to Grantees in respect of vested Performance Units shall be made as soon as practicable after the last day of the Performance Cycle to which such Award relates unless the Agreement evidencing the Award provides for the deferral of payment, in which event the terms and conditions of the deferral shall be set forth in the Agreement. Subject to Section 11.4, such payments may be made entirely in Shares valued at their Fair Market Value, entirely in cash, or in such combination of Shares and cash as the Committee in its discretion shall determine at any time prior to such payment; provided, however, that if the Committee in its discretion determines to make such payment entirely or partially in Shares of Restricted Stock, the Committee must determine the extent to which such payment will be in Shares of Restricted Stock and the terms of such Restricted Stock at the time the Award is granted.

11.2 Performance Shares. The Committee, in its discretion, may grant Awards of Performance Shares to Eligible Individuals, the terms and conditions of which shall be set forth in an Agreement between the Company and the Grantee. Each Agreement may require that an appropriate legend be placed on Share certificates. Awards of Performance Shares shall be subject to the following terms and provisions:

(a) Rights of Grantee. The Committee shall provide at the time an Award of Performance Shares is made the time or times at which the actual Shares represented by such Award shall be issued in the name of the Grantee; provided, however, that no Performance Shares shall be issued until the Grantee has executed an Agreement evidencing the Award, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require as a condition to the issuance of such Performance Shares. If a Grantee shall fail to execute the Agreement evidencing an Award of Performance Shares, the appropriate blank stock powers and, in the discretion of the Committee, an escrow agreement and any other documents which the Committee may require within the time period prescribed by the Committee at the time the Award is granted, the Award shall be null and void. At the discretion of the Committee, Shares issued in connection with an Award of Performance Shares shall be deposited together with the stock powers with an escrow agent (which may be the Company) designated by the Committee. Except as restricted by the terms of the Agreement, upon delivery of the Shares to the escrow agent, the Grantee shall have, in the discretion of the Committee, all of the rights of a stockholder with respect to such Shares, including the right to vote the Shares and to receive all dividends or other distributions paid or made with respect to the Shares.

(b) Non-transferability. Until any restrictions upon the Performance Shares awarded to a Grantee shall have lapsed in the manner set forth in Sections 11.2(c) or 11.4, such Performance Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated, nor shall they be delivered to the Grantee. The Committee may also impose such other restrictions and conditions on the Performance Shares, if any, as it deems appropriate.

(c) Lapse of Restrictions. Subject to Sections 11.3(c) and 11.4, restrictions upon Performance Shares awarded hereunder shall lapse and such Performance Shares shall become vested at such time or times and on such terms, conditions and satisfaction of Performance Objectives as the Committee may, in its discretion, determine at the time an Award is granted.

(d) Treatment of Dividends. At the time the Award of Performance Shares is granted, the Committee may, in its discretion, determine that the payment to the Grantee of dividends, or a specified portion thereof, declared or paid on Shares represented by such Award which have been issued by the Company to the Grantee shall be (i) deferred until the lapsing of the restrictions imposed upon such Performance Shares and (ii) held by the Company for the account of the Grantee until such time. In the event that dividends are to be deferred, the Committee shall determine whether such dividends are to be reinvested in shares of Stock (which shall be held as additional Performance Shares) or held in cash. If deferred dividends are to be held in cash, there may be credited at the end of each year (or portion thereof) interest on the amount of the account at the beginning of the year at a rate per annum as the Committee, in its discretion, may determine. Payment of deferred dividends in respect of Performance Shares (whether held in cash or in additional Performance Shares), together with interest accrued thereon, if any, shall be made upon the lapsing of restrictions imposed on the Performance Shares in respect of which the deferred dividends were paid, and any dividends deferred (together with any interest accrued thereon) in respect of any Performance Shares shall be forfeited upon the forfeiture of such Performance Shares.

(e) Delivery of Shares. Upon the lapse of the restrictions on Performance Shares awarded hereunder, the Committee shall cause a stock certificate to be delivered to the Grantee with respect to such Shares, free of all restrictions hereunder.

11.3 Performance Objectives.

(a) Establishment. Performance Objectives for Performance Awards may be expressed in terms of (i) revenue, (ii) net income, (iii) operating income; (iv) earnings per Share, (v) Share price, (vi) pre-tax profits, (vii) net earnings, (viii) return on equity or assets, (ix) sales, (x) market share, (xi) total Shareholder return, (xii) total Shareholder return relative to peers or (xiii) any combination of the foregoing. Performance Objectives may be in respect of the performance of the Company, any of its Subsidiaries or Affiliates, any of its Divisions or segments or any combination thereof. Performance Objectives may be absolute or relative (to prior performance of the Company or to the performance of one or more other entities or external indices) and may be expressed in terms of a progression within a specified range. The Performance Objectives with respect to a Performance Cycle shall be established in writing by the Committee by the earlier of (x) the date on which a quarter of the Performance Cycle has elapsed or (y) the date which is ninety (90) days after the commencement of the Performance Cycle, and in any event while the performance relating to the Performance Objectives remain substantially uncertain.

(b) Effect of Certain Events. At the time of the granting of a Performance Award, or at any time thereafter, in either case to the extent permitted under Section 162(m) of the Code and the regulations thereunder without adversely affecting the treatment of the Performance Award as Performance-Based

Compensation, the Committee may provide for the manner in which performance will be measured against the Performance Objectives (or may adjust the Performance Objectives), include or exclude items to measure specific objectives, such as losses from discontinued operations, extraordinary, unusual or nonrecurring gains and losses, the cumulative effect of accounting changes, acquisitions or divestitures or other corporate transactions, core process redesigns, structural changes/outsourcing, and foreign exchange impacts.

(c) Determination of Performance. Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any Performance Award that is intended to constitute Performance-Based Compensation made to a Grantee who is subject to Section 162(m) of the Code, the Committee shall certify in writing that the applicable Performance Objectives have been satisfied to the extent necessary for such Award to qualify as Performance Based Compensation.

11.4 Effect of Change in Control. In the event of a Change in Control, unless otherwise determined by the Committee and set forth in the Agreement evidencing the Award:

(a) With respect to Performance Units, the Grantee shall (i) become vested in all outstanding of the Performance Units as if all Performance Objectives had been satisfied at the maximum level and (ii) be entitled to receive in respect of all Performance Units which become vested as a result of a Change in Control a cash payment within ten (10) days after such Change in Control.

(b) With respect to Performance Shares, all restrictions shall lapse immediately on all outstanding Performance Shares as if all Performance Objectives had been satisfied at the maximum level.

(c) The Agreements evidencing Performance Shares and Performance Units shall provide for the treatment of such Awards (or portions thereof), if any, which do not become vested as the result of a Change in Control, including, but not limited to, provisions for the adjustment of applicable Performance Objectives.

11.5 Non-transferability. Until the vesting of Performance Units or the lapsing of any restrictions on Performance Shares, as the case may be, such Performance Units or Performance Shares shall not be sold, transferred or otherwise disposed of and shall not be pledged or otherwise hypothecated.

12. Other Share Based Awards.

The Committee may grant a Share Award to any Eligible Individual on such terms and conditions as the Committee may determine in its sole discretion. Share Awards may be made as additional compensation for services rendered by the Eligible Individual or may be in lieu of cash or other compensation to which the Eligible Individual is entitled from the Company.

13. Effect of a Termination of Employment.

Unless set forth in this Plan, the Agreement evidencing the grant of each Option and each Award shall set forth the terms and conditions applicable to such Option or Award upon a termination or change in the status of the employment or other service of the Optionee or Grantee by the Company, or a Subsidiary, Affiliate or Division (including a termination or change by reason of the sale of a Subsidiary, Affiliate or Division), which shall be as the Committee may, in its discretion, determine at the time the Option or Award is granted or thereafter. Notwithstanding the foregoing, if the terms of any employment agreement require that Options or Awards granted to an individual receive a specific treatment upon termination of employment, such terms shall be deemed to have been included in the Optionee’s or Grantee’s Agreement evidencing the Option or Award as of the date of grant of such Option or Award provided that such terms do not conflict with any of the terms of the Plan.

14. Adjustment Upon Changes in Capitalization.

(a) In the event of a Change in Capitalization, the Committee shall conclusively determine the appropriate adjustments, if any, to (i) the maximum number, exercise price and class of Shares or other stock or securities with respect to which Options or Awards may be granted under the Plan, (ii) the maximum number, exercise price and class of Shares or other stock or securities that may be issued upon exercise of Incentive Stock Options, (iii) the maximum number, exercise price and class of Shares or other stock or securities with respect to which Options or Awards may be granted to any Eligible Individual in any one calendar year period, (iv) the number, exercise price and class of Shares or other stock or securities which are subject to outstanding Options or Awards granted under the Plan and (v) the Performance Objectives. As appropriate, such adjustment may include substituting stock or securities of another Company for the Shares covered by the original Option or Award.

(b) Any such adjustment in the Shares or other stock or securities subject to: (i) outstanding Options or Awards that are intended to qualify as Performance-Based Compensation shall be made in such a manner as not to adversely affect the treatment of the Options or Awards as Performance-Based Compensation, or (ii) outstanding Incentive Stock Options (including any adjustments in the exercise price) shall be made, to the extent possible, in such manner as not to constitute a modification as defined by Section 424(h)(3) of the Code and as permitted by Sections 422 and 424 of the Code.

(c) If, by reason of a Change in Capitalization, a Grantee of an Award shall be entitled to, or an Optionee shall be entitled to exercise an Option with respect to, new, additional or different shares of stock or securities of the Company or any other corporation, such new, additional or different shares shall thereupon be subject to all of the conditions, restrictions and performance criteria which were applicable to the Shares subject to the Award or Option, as the case may be, prior to such Change in Capitalization.

15. Effect of Certain Transactions.

Subject to Sections 7.4, 8.7, 9.4(b), 10.5(b) and 11.4 or as otherwise provided in an Agreement, in the event of (a) the liquidation or dissolution of the Company or (b) a merger or consolidation of the Company (a “Transaction”), the Plan and the Options and Awards issued hereunder shall continue in effect in accordance with their respective terms, except that following a Transaction either (i) each outstanding Option or Award shall be treated as provided for in the agreement entered into in connection with the Transaction or (ii) if not so provided in such agreement, each Optionee and Grantee shall be entitled to receive in respect of each Share subject to any outstanding Options or Awards, as the case may be, upon exercise of any Option or payment or transfer in respect of any Award, the same number and kind of stock, securities, cash, property or other consideration that each holder of a Share was entitled to receive in the Transaction in respect of a Share; provided, however, that such stock, securities, cash, property, or other consideration shall remain subject to all of the conditions, restrictions and performance criteria which were applicable to the Options and Awards prior to such Transaction. The treatment of any Option or Award as provided in this Section 15 shall be conclusively presumed to be appropriate for purposes of Section 11.

16. Interpretation.

Following the required registration of any equity security of the Company pursuant to Section 12 of the Exchange Act:

(a) The Plan is intended to comply with Rule 16b-3 promulgated under the Exchange Act and the Committee shall interpret and administer the provisions of the Plan or any Agreement in a manner consistent therewith. Any provisions inconsistent with such Rule shall be inoperative and shall not affect the validity of the Plan.

(b) Unless otherwise expressly stated in the relevant Agreement, each Option, and Performance Award granted under the Plan is intended to be Performance-Based Compensation. The Committee shall not be entitled to exercise any discretion otherwise authorized hereunder with respect to such Options or Awards if the ability to exercise such discretion or the exercise of such discretion itself would cause the compensation attributable to such Options or Awards to fail to qualify as Performance-Based Compensation.

17. Termination and Amendment of the Plan or Modification of Options and Awards.

The Plan shall terminate on the day preceding the tenth anniversary of the date of its adoption by the Board and no Option or Award may be granted thereafter. The Board may sooner terminate the Plan and the Board may at any time and from time to time amend, modify or suspend the Plan or any Agreement hereunder; provided, however, that:

(a) no such amendment, modification, suspension or termination shall: (i) impair or adversely alter any Options or Awards theretofore granted under the Plan, except with the consent of the Optionee or Grantee (unless expressly provided for and only to the extent provided for in Sections 7.4, 8.7, 14(b)(ii), or 15, (ii) deprive any Optionee or Grantee of any Shares which he or she may have acquired through or as a result of the Plan, or (iii) constitute a repricing of any Option or substitute a new Option for a previous Option which substitution would constitute a repricing, and

(b) to the extent necessary under any applicable law, regulation or exchange requirement, no amendment shall be effective unless approved by the stockholders of the Company in accordance with applicable law, regulation or exchange requirement.

18. Non-Exclusivity of the Plan.

The adoption of the Plan by the Board shall not be construed as amending, modifying or rescinding any previously approved incentive arrangement or as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

19. Limitation of Liability.

As illustrative of the limitations of liability of the Company, but not intended to be exhaustive thereof, nothing in the Plan shall be construed to:

(a) give any person any right to be granted an Option or Award other than at the sole discretion of the Committee;

(b) give any person any rights whatsoever with respect to Shares except as specifically provided in the Plan;

(c) limit in any way the right of the Company or any Subsidiary or Affiliate to terminate the employment of any person at any time; or

(d) be evidence of any agreement or understanding, expressed or implied, that the Company will employ any person at any particular rate of compensation or for any particular period of time.

20. Regulations and Other Approvals; Governing Law.

20.1 Except as to matters of federal law, the Plan and the rights of all persons claiming hereunder shall be construed and determined in accordance with the laws of the State of Delaware without giving effect to conflicts of laws principles thereof.

20.2 The obligation of the Company to sell or deliver Shares with respect to Options and Awards granted under the Plan shall be subject to all applicable laws, rules and regulations, including all applicable federal and state securities laws, and the obtaining of all such approvals by governmental agencies as may be deemed necessary or appropriate by the Committee.

20.3 The Board may make such changes as may be necessary or appropriate to comply with the rules and regulations of any government authority, or to obtain for Eligible Individuals granted Incentive Stock Options the tax benefits under the applicable provisions of the Code and regulations promulgated thereunder.

20.4 Each Option and Award is subject to the requirement that, if at any time the Committee determines, in its discretion, that the listing, registration or qualification of Shares issuable pursuant to the Plan is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary or desirable as a condition of, or in connection with, the grant of an Option or Award or the issuance of Shares, no Options or Awards shall be granted or payment made or Shares issued, in whole or in part, unless listing, registration, qualification, consent or approval has been effected or obtained free of any conditions as acceptable to the Committee.

20.5 Notwithstanding anything contained in the Plan or any Agreement to the contrary, in the event that the disposition of Shares acquired pursuant to the Plan is not covered by a then current registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and is not otherwise exempt from such registration, such Shares shall be restricted against transfer to the extent required by the Securities Act and Rule 144 or other regulations thereunder. The Committee may require any individual receiving Shares pursuant to an Option or Award granted under the Plan, as a condition precedent to receipt of such Shares, to represent and warrant to the Company in writing that the Shares acquired by such individual are acquired without a view to any distribution thereof and will not be sold or transferred other than pursuant to an effective registration thereof under said Act or pursuant to an exemption applicable under the Securities Act or the rules and regulations promulgated thereunder. The certificates evidencing any of such Shares shall be appropriately amended or have an appropriate legend placed thereon to reflect their status as restricted securities as aforesaid.

21. Miscellaneous.

21.1 Multiple Agreements. The terms of each Option or Award may differ from other Options or Awards granted under the Plan at the same time, or at some other time. The Committee may also grant more than one Option or Award to a given Eligible Individual during the term of the Plan, either in addition to, or in substitution for, one or more Options or Awards previously granted to that Eligible Individual unless such substitution would constitute a repricing.

21.2 Withholding of Taxes.

(a) At such times as an Optionee or Grantee recognizes taxable income in connection with the receipt of Shares or cash hereunder (a “Taxable Event”), the Optionee or Grantee shall pay to the Company an amount equal to the federal, state and local income taxes and other amounts as may be required by law to be withheld by the Company in connection with the Taxable Event (the “Withholding Taxes”) prior to the issuance, or release from escrow, of such Shares or the payment of such cash. The Company shall have the right to deduct from any payment of cash to an Optionee or Grantee an amount equal to the Withholding Taxes in satisfaction of the obligation to pay Withholding Taxes. The Committee may provide in the Agreement at the time of grant, or at any time thereafter, that the Optionee or Grantee, in satisfaction of the obligation to pay Withholding Taxes to the Company, may elect to have withheld a portion of the Shares then issuable to him or her having an aggregate Fair Market Value equal to the Withholding Taxes.

(b) If an Optionee makes a disposition, within the meaning of Section 424(c) of the Code and the regulations promulgated thereunder, of any Share or Shares issued to such Optionee pursuant to the exercise of an Incentive Stock Option within the two-year period commencing on the day after the date of the grant or within the one-year period commencing on the day after the date of transfer of such Share or Shares to the Optionee pursuant to such exercise, the Optionee shall, within ten (10) days of such disposition, notify the Company thereof, by delivery of written notice to the Company at its principal executive office.

21.3 Substitute Options and Awards. The Committee shall have the authority to substitute Options and Awards under this Plan for any options and awards that are transferred to the Company or an Affiliate whether such transfer occurs due to a Change in Control or any other corporate action or transaction that the Committee deems appropriate for such substitution. The number of Shares covered by such substitute Options or Awards shall not reduce the aggregate number of Shares available for grant under the Plan; and shall not be subject to the other limitations set forth in Section 4.1 unless required by applicable law. The date of grant of any replacement Option or Award shall relate back to the initial option or award being assumed or replaced, and service with the acquired business shall constitute service with the Company or its Affiliates the date it was adopted.

21.4 Effective Date. The effective date of this Plan shall be the date it was adopted by the Board; provided, however, that any Options or Awards granted hereunder prior to the date that the Company’s stockholders approve the Plan shall be contingent on such approval, and no Incentive Stock Options may be granted hereunder unless approval by the Company’s Stockholders occurs within twelve (12) months of adoption of the Plan by the Board. Unless the Company determines to submit Section 11 of the Plan and the definition of Performance Objectives to the Company’s stockholders at the first stockholder meeting that occurs in the fifth year following the year in which the Plan was last approved by stockholders (or any earlier meeting designated by the Board), in accordance with the requirements of Section 162(m) of the Code, and such stockholder approval is obtained, then no further Performance Awards may be made to Grantees who are subject to Section 162(m) of the Code under Section 11 after the date of such annual meeting, but the remainder of the Plan will continue in effect.

ANNEX E

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

PLAINS EXPLORATION & PRODUCTION COMPANY

Plains Exploration & Production Company (the “Corporation”), a corporation duly organized and validly existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby files this Certificate of Amendment (this “Amendment”) to the Certificate of Incorporation of the Corporation and hereby certifies as follows:

1. The name of the Corporation is Plains Exploration & Production Company. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 18, 2002.

2. Article FOURTH of the Corporation’s Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

“ARTICLE IV

The total number of shares of capital stock that the Corporation is authorized to issue is 155,000,000 shares, consisting of 150,000,000 shares of Common Stock, par value $0.01 per share (the “Common Stock”), and 5,000,000 shares of Preferred Stock, par value $0.01 per share (the “Preferred Stock”).

The shares of Preferred Stock may be issued from time to time in one or more series. Apart from any other provisions in this Certificate of Incorporation authorizing the issuance of shares of Preferred Stock, the Board of Directors of the Corporation is authorized to establish from time to time, by resolution or resolutions, the number of shares to be included in each series and to fix and alter the powers, preferences, and relative, participating, optional or other special rights, including voting rights, and qualifications, limitations or restrictions granted to and imposed upon any series thereof, and to fix the designation of any such series of Preferred Stock.

The Board of Directors of the Corporation, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors of the Corporation originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the original issue of shares of that series.

Subject to the provisions of applicable law or of the Bylaws with respect to the closing of the transfer books or the fixing of a record date for the determination of stockholders entitled to vote, and except as otherwise provided by applicable law or by the resolution or resolutions providing for the issue of any series of Preferred Stock, the holders of outstanding shares of Common Stock shall exclusively possess the voting power for the election of directors and for all other purposes, with each holder of record of shares of Common Stock being entitled to one vote for each share of Common Stock standing in the name of such holder on the books of the Corporation.”

3. This Amendment was duly adopted by the board of directors and the stockholders of the Corporation in accordance with the provisions of Sections 141(f) and 242(b) of the DGCL.

4. This Amendment shall become effective upon its filing in accordance with the provisions of Section 103(d) of the DGCL.

E-1

IN WITNESS WHEREOF, the Corporation has caused this Amendment to be executed by its duly authorized officer on             , 2004.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:

Name:

Title:

E-2

Part II

Information Not Required In Prospectus

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

The discussion below summarizes the material indemnification provisions of Plains’ certificate of incorporation and bylaws and Section 145 of the Delaware General Corporation Law.

Plains’ certificate of incorporation provides that Plains must indemnify to the full extent authorized or permitted by law any person made, or threatened to be made, a party to any threatened, pending or contemplated action, suit or proceeding (whether civil, criminal, administrative, arbitrative or investigative) any appeal in such action, suit or proceeding and any inquiry or investigation that could lead to such action, suit or proceeding by reason of fact that he is or was one of Plains’ directors or officers or by reason of the fact that such director or officer, at Plains’ request, is or was serving as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of an enterprise. The rights to indemnification set forth above are not exclusive of any other rights to which such person may be entitled under any statute, provision of Plains’ certificate of incorporation or bylaws, agreements, vote of stockholders or disinterested directors or otherwise.

Additionally, Plains’ certificate of incorporation and bylaws provide for mandatory indemnification of Plains’ officers and directors to at least the extent specifically allowed by Section 145 of the DGCL. However, under Plains certificate of incorporation, except for proceedings to enforce right to indemnification, Plains is not required to indemnify anyone (including his heirs, executors or representatives) in connection with any action, suit or proceeding initiated by such person unless it was authorized by or consented to the Plains’ board. Plains’ bylaws follow the language of Section 145 of the DGCL; however, the advancement of expenses by Plains does not extend to administrative or investigative actions, suits and proceedings.

Pursuant to Section 145 of the DGCL, Plains generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities that they incur in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, Plains’ best interests, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The statute expressly provides that the power to indemnify or advance expenses authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise, both costs actions in such person’s official capacity and as to action in another capacity while holding such office. Plains also has the power to purchase and maintain insurance for such directors and officers.

The merger agreement provides that, for six years after the effective time of the merger, the surviving corporation will indemnify the present and former officers and directors of Nuevo and its subsidiaries from liabilities actually and reasonably incurred by them arising out of actions or omissions in their capacity as such prior to the effective time of the merger, to the full extent permitted under Delaware law or Plains’ certificate of incorporation, bylaws. In addition, the surviving corporation will maintain Nuevo’s directors’ and officers’ insurance coverage for six years after the effective time but only to the extent related to actions or omissions prior to the effective time.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.		Description

2.1		Agreement and Plan of Merger, dated February 12, 2004, between Plains Exploration & Production Company, PXP California, Inc. and Nuevo Energy Company (incorporated by reference to Exhibit 2.1 to Plains’ Current Report on Form 8-K filed on February 12, 2004).

2.2	*	Amendment No. 1 to Agreement and Plan of Merger, dated April 9, 2004, by and among Plains Exploration & Production Company, PXP California Inc. and Nuevo Energy Company.

Exhibit No.		Description

3.1		Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Plains’ Amendment No. 2 to Form S-1 filed on October 4, 2002).

3.2		Bylaws (incorporated by reference to Exhibit 3.2 to Plains’ Amendment No. 2 to Form S-1 filed on October 4, 2002).

4.1		Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Plains’ Form S-1 filed on October 3, 2002, File No. 333-90974).

4.2		Indenture dated July 3, 2002 among Plains Exploration & Production Company, Plains E&P Company, Arguello Inc., Plains Illinois Inc., Plains Resources International Inc., PMCT Inc., and J.P. Morgan Chase Bank, as Trustee (incorporated by reference to Exhibit 4.2 to Plains’ Amendment No. 1 to Form S-1 filed on August 28, 2002).

4.3		Form of 8.75% Senior Subordinated Note (incorporated by reference to Exhibit 4.3 to Plains’ Amendment No. 1 to Form S-1 filed on August 28, 2002).

4.4		First Supplemental Indenture, dated as of March 31, 2003, among PXP Gulf Coast Inc., Plains Exploration & Production Company, and Plains E&P Company, each other then existing Subsidiary Guarantor under the Indenture, and JPMorgan Chase Bank as Trustee under the Indenture (incorporated by reference to Exhibit 10.1 to Plains’ Amendment No. 1 to Form 10-Q filed on August 14, 2003).

5.1	*	Opinion of Akin Gump Strauss Hauer & Feld LLP.

8.1	*	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding tax matters.

8.2	*	Opinion of Haynes and Boone, LLP regarding tax matters.

23.1		Consent of Akin Gump Strauss Hauer & Feld LLP (to be included in the opinions filed as Exhibit 5.1 and 8.1 to this Registration Statement).

23.2		Consent of Haynes and Boone, LLP (to be included in the opinion filed as Exhibit 8.2 to this Registration Statement).

23.3	*	Consent of PricewaterhouseCoopers LLP, Independent Public Accountants for Plains Exploration & Production Company.

23.4	*	Consent of KPMG LLP, Independent Public Accountants for 3TEC Energy Corporation.

23.5	*	Consent of KPMG LLP, Independent Public Accountants for Nuevo Energy Company.

23.6	*	Consent of Netherland, Sewell & Associates, Inc., Petroleum Engineers for Plains Exploration & Production Company.

23.7	*	Consent of Ryder Scott Company, L.P., Petroleum Engineers for Plains Exploration & Production Company.

23.8	*	Consent of Ryder Scott Company, L.P., Petroleum Engineers for Nuevo Energy Company.

99.1	*	Form of Proxy Card for Plains Exploration & Production Company Annual Meeting.

99.2	*	Form of Proxy Card for Nuevo Energy Company Special Meeting.

*	Filed herewith.

ITEM 22.	UNDERTAKINGS

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes:

1. that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

2. that every prospectus: (a) that is filed pursuant to paragraph (1) immediately preceding, or (b) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

3. to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of any such request, and to send the incorporated documents by first class mail or other equally prompt means, including information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request; and

4. to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on April 9, 2004.

PLAINS EXPLORATION & PRODUCTION COMPANY

By:	/s/ JOHN F. WOMBWELL

John F. Wombwell Executive Vice President, General Counsel and Secretary

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated on April 9, 2004.

Signature	Title

* James C. Flores	Chairman of the Board, President and Chief Executive Officer

* Stephen A. Thorington	Executive Vice President and Chief Financial Officer (Principal Financial Officer)

* Cynthia A. Feeback	Senior Vice President – Accounting and Treasurer (Principal Accounting Officer)

* Jerry L. Dees	Director

* Tom H. Delimitros	Director

* John H. Lollar	Director

* Alan R. Buckwalter, III	Director

*By:	/S/ JOHN F. WOMBWELL

John F. Wombwell Attorney-in-fact

EXHIBIT INDEX

Exhibit No.		Description
2.1		Agreement and Plan of Merger, dated February 12, 2004, between Plains Exploration & Production Company, PXP California, Inc. and Nuevo Energy Company (incorporated by reference to Exhibit 2.1 to Plains’ Current Report on Form 8-K filed on February 12, 2004).

2.2	*	Amendment No. 1 to Agreement and Plan of Merger, dated April 9, 2004, by and among Plains Exploration & Production Company, PXP California Inc. and Nuevo Energy Company.

3.1		Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Plains’ Amendment No. 2 to Form S-1 filed on October 4, 2002).

3.2		Bylaws (incorporated by reference to Exhibit 3.2 to the Plains’ Amendment No. 2 to Form S-1 filed on October 4, 2002).

4.1		Specimen Stock Certificate (incorporated by reference to Exhibit 4.1 to Amendment No. 2 to Plains’ Form S-1 filed on October 3, 2002, File No. 333-90974).

4.2		Indenture dated July 3, 2002 among Plains Exploration & Production Company, Plains E&P Company, Arguello Inc., Plains Illinois Inc., Plains Resources International Inc., PMCT Inc., and J.P. Morgan Chase Bank, as Trustee (incorporated by reference to Exhibit 4.2 to Plains’ Amendment No. 1 to Form S-1 filed on August 28, 2002).

4.3		Form of 8.75% Senior Subordinated Note (incorporated by reference to Exhibit 4.3 to Plains’ Amendment No. 1 to Form S-1 filed on August 28, 2002).

4.4		First Supplemental Indenture, dated as of March 31, 2003, among PXP Gulf Coast Inc., Plains Exploration & Production Company, and Plains E&P Company, each other then existing Subsidiary Guarantor under the Indenture, and JPMorgan Chase Bank as Trustee under the Indenture (incorporated by reference to Exhibit 10.1 to Plains’ Amendment No. 1 to Form 10-Q filed on August 14, 2003).

5.1	*	Opinion of Akin Gump Strauss Hauer & Feld LLP.

8.1	*	Opinion of Akin Gump Strauss Hauer & Feld LLP regarding tax matters.

8.2	*	Opinion of Haynes and Boone, LLP regarding tax matters.

23.1		Consent of Akin Gump Strauss Hauer & Feld LLP (to be included in the opinions filed as Exhibit 5.1 and 8.1 to this Registration Statement).

23.2		Consent of Haynes and Boone, LLP (to be included in the opinion filed as Exhibit 8.2 to this Registration Statement).

23.3	*	Consent of PricewaterhouseCoopers LLP, Independent Public Accountants for Plains Exploration & Production Company.

23.4	*	Consent of KPMG LLP, Independent Public Accountants for 3TEC Energy Corporation.

23.5	*	Consent of KPMG LLP, Independent Public Accountants for Nuevo Energy Company.

23.6	*	Consent of Netherland, Sewell & Associates, Inc., Petroleum Engineers for Plains Exploration & Production Company.

23.7	*	Consent of Ryder Scott Company, L.P., Petroleum Engineers for Plains Exploration & Production Company.

23.8	*	Consent of Ryder Scott Company, L.P., Petroleum Engineers for Nuevo Energy Company.

99.1	*	Form of Proxy Card for Plains Exploration & Production Company Annual Meeting.

99.2	*	Form of Proxy Card for Nuevo Energy Company Special Meeting.

*	Filed herewith.